          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1999

                                                      REGISTRATION NO. 333-71771
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                GLB BANCORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 Ohio                                                  6710                                         31-1529973
(STATE OR OTHER JURISDICTION               (PRIMARY STANDARD INDUSTRIAL                           (IRS EMPLOYER
OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                         IDENTIFICATION NO.)

              7001 Center Street, Mentor, Ohio 44060 (440) 974-0000
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                             Richard T. Flenner, Jr.
                      President and Chief Executive Officer
                                GLB Bancorp, Inc.
                               7001 Center Street
                               Mentor, Ohio 44060
                                 (440) 974-0000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                   Copies to:

       Joseph Drain, Esq.                    Stanley T. Koenig, Esq.
       Grady & Associates                    Ulmer & Berne LLP
       20800 Center Ridge Road, Suite 116    Bond Court Building
       Rocky River, Ohio 44116-4306          1300 East Ninth Street, Suite 900
       (440) 356-7255                        Cleveland, Ohio  44114-1583
                                             (216) 621-8400

Approximate Date of Proposed Sale to the public: As soon as practicable after this Registration Statement becomes effective

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: o




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           MAPLE LEAF FINANCIAL, INC.
                               10800 KINSMAN ROAD
                               NEWBURY, OHIO 44065


                                 APRIL 19, 1999


Dear Shareholders:


         You are cordially invited to attend the special meeting of shareholders to be held on May 12, 1999, at 10:00 a.m. (local time) at the Punderson Manor House, Punderson State Park, 11755 Kinsman Road, Newbury, Ohio 44065. At the special meeting of shareholders, holders of Class A and Class B common stock of Maple Leaf Financial, Inc. will be asked to adopt the Agreement of Affiliation and Plan of Merger dated as of November 24, 1998, as amended, between GLB Bancorp, Inc. and Maple Leaf Financial, Inc.


         When the acquisition of Maple Leaf Financial, Inc. by GLB Bancorp, Inc. becomes effective, each outstanding share of Maple Leaf Financial, Inc. Class A and Class B common stock (other than shares held by shareholders who properly perfect dissenters' rights) will be exchanged for cash and GLB Bancorp, Inc. common stock. Each outstanding warrant to acquire Class A and Class B common stock will also be exchanged for cash and GLB Bancorp, Inc. common stock. Warrant holders need not exercise their warrants in order to receive cash and GLB Bancorp, Inc. common stock in the acquisition.

         Your Board of Directors has concluded that the acquisition of Maple Leaf Financial, Inc. by GLB Bancorp, Inc. is in the best interests of Maple Leaf Financial, Inc.'s shareholders and warrant holders. The Board of Directors unanimously recommends that shareholders vote FOR the adoption of the acquisition proposal. Maple Leaf Financial, Inc. shareholders are entitled to exercise dissenters' rights with respect to their Class A and Class B common stock. The terms of the proposed acquisition and important information relating to Maple Leaf Financial, Inc. and GLB Bancorp, Inc. are explained in the accompanying Prospectus/Proxy Statement. Please give this document your prompt attention.

         We have received an opinion from Tucker Anthony Incorporated, Maple Leaf Financial, Inc.'s financial advisor, that the acquisition consideration is fair from a financial point of view to the holders of Maple Leaf Financial, Inc. common stock and holders of warrants to acquire common stock.

         TO APPROVE THE PROPOSED ACQUISITION, IT WILL BE NECESSARY TO OBTAIN THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF MAPLE LEAF FINANCIAL, INC. CLASS A AND CLASS B COMMON STOCK VOTING TOGETHER AND VOTING SEPARATELY. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSED ACQUISITION.

         We enclose a proxy for your use. The proxy relates to the proposal to adopt the Agreement of Affiliation and Plan of Merger, as amended, and approve the acquisition contemplated thereby. Please indicate your voting instructions and sign, date and mail the proxy promptly in the postage-paid envelope provided. Regardless of whether you plan to attend the special meeting in person, it is important that you return the enclosed proxy so that your shares of Maple Leaf Financial, Inc. common stock will be voted.

         Thank you for your attention to this important matter.
                                                      Sincerely,

                                                      /s/ Betty L. Kimbrew
                                                      Betty L. Kimbrew
                                                      President

                           MAPLE LEAF FINANCIAL, INC.
                               10800 KINSMAN ROAD
                               NEWBURY, OHIO 44065
                                 (440) 564-9441

--------------------------------------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 12, 1999


--------------------------------------------------------------------------------


         Notice is hereby given that a Special Meeting of Shareholders of Maple Leaf Financial, Inc. (the "Maple Leaf Special Meeting") will be held at the Punderson Manor House, Punderson State Park, 11755 Kinsman Road, Newbury, Ohio 44065 on Wednesday, May 12, 1999, at 10:00 a.m. Eastern Time.


         A proxy card and a Proxy Statement for the Maple Leaf Special Meeting are enclosed. The purpose of the Maple Leaf Special Meeting is:

         1. To consider and vote upon the Agreement of Affiliation and Plan of Merger dated as of November 24, 1998, as amended as of December 29, 1998, by and between GLB Bancorp, Inc. and Maple Leaf Financial, Inc., pursuant to Section 1701.78 of the Ohio Revised Code;

         2. To transact such other business as may properly come before the Maple Leaf Special Meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the Maple Leaf Special Meeting.


         Any action may be taken on the foregoing proposals at the Maple Leaf Special Meeting on the date specified, or on any date or dates to which the Maple Leaf Special Meeting may be adjourned or postponed. Shareholders of Maple Leaf Financial, Inc. at the close of business on April 9, 1999 are entitled to receive notice of and to vote at the Maple Leaf Special Meeting.


         You are requested to complete and sign the enclosed proxy, which is solicited by the Board of Directors, and to return the proxy promptly in the postage-paid return envelope provided. Please sign your name on the proxy exactly as indicated thereon. FAILURE TO VOTE IN PERSON OR BY PROXY IS EQUIVALENT TO A VOTE AGAINST THE PROPOSAL BEING SUBMITTED TO SHAREHOLDERS FOR THEIR CONSIDERATION AT THE MAPLE LEAF SPECIAL MEETING.

         THE BOARD OF DIRECTORS OF MAPLE LEAF FINANCIAL, INC. RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE AGREEMENT OF AFFILIATION AND PLAN OF MERGER DATED AS OF NOVEMBER 24, 1998, AS AMENDED AS OF DECEMBER 29, 1998. PLEASE DO NOT SEND YOUR MAPLE LEAF FINANCIAL, INC. STOCK CERTIFICATES AT THIS TIME.

                                       By Order of the Board of Directors

                                       /s/ Lloyd V. Clemmer, Jr.

                                       Lloyd V. Clemmer, Jr.
                                       Secretary and Treasurer

Newbury, Ohio

April 19, 1999



================================================================================
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE MAPLE LEAF FINANCIAL, INC. THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. A SELF-ADDRESSED, PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.
================================================================================

                                                         PROXY STATEMENT
                PROSPECTUS                                      OF
                    OF                              MAPLE LEAF FINANCIAL, INC.
             GLB BANCORP, INC.                      FOR THE SPECIAL MEETING OF

         COMMON STOCK, NO PAR VALUE                         SHAREHOLDERS
             (375,000 SHARES)                       TO BE HELD ON MAY 12, 1999



         Maple Leaf Financial, Inc. and GLB Bancorp, Inc. entered into an acquisition agreement on November 24, 1998, which was amended as of December 29, 1998. The acquisition agreement, as amended, is included as Appendix A to this Prospectus/Proxy Statement. The agreement provides that Maple Leaf will be acquired by GLB. Shares of Maple Leaf common stock and warrants to acquire Maple Leaf common stock will be converted in the acquisition as follows, assuming a price of $10.375 per share for GLB common stock, the closing price on April 12, 1999:

         - each share of Maple Leaf common stock that you hold will be converted into $743.55 in cash and 15.491 shares of GLB common stock

         - each warrant issued by Maple Leaf in 1991 (representing the right to acquire two shares of Maple Leaf common stock) will be converted into $973.19 in cash and 20.275 shares of GLB common stock

         - each warrant issued by Maple Leaf in 1996 (also representing the right to acquire two shares of Maple Leaf common stock) will be converted into $808.74 in cash and 16.849 shares of GLB common stock


THE AMOUNT OF CASH AND THE NUMBER OF SHARES OF GLB COMMON STOCK TO BE RECEIVED BY EACH HOLDER OF MAPLE LEAF COMMON STOCK AND EACH HOLDER OF WARRANTS MAY CHANGE ACCORDING TO A FORMULA CONTAINED IN THE ACQUISITION AGREEMENT.


         GLB and Maple Leaf cannot complete the acquisition unless we obtain necessary government approvals and unless the shareholders of Maple Leaf approve it. Maple Leaf will hold a special meeting of shareholders to vote on this proposal. The Maple Leaf special meeting will be held on Wednesday, May 12, 1999 at 10:00 a.m. (local time) at the Punderson Manor House, Punderson State Park, 11755 Kinsman Road, Newbury, Ohio 44065.


         This Prospectus/Proxy Statement includes a Proxy Statement of Maple Leaf, which the Board of Directors of Maple Leaf is using to solicit proxies for the special meeting of Maple Leaf shareholders. This Prospectus/Proxy Statement also includes a Prospectus of GLB for 375,000 shares of GLB common stock to be issued in the acquisition. This Prospectus/Proxy Statement gives you detailed information about the acquisition we are proposing. We encourage you to read this entire document carefully.


         GLB common stock is quoted on the Nasdaq SmallCap Market under the symbol "GLBK." The closing price of GLB common stock reported on the Nasdaq SmallCap Market on April 12, 1999 was $10.375 per share.


--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE GLB COMMON STOCK TO BE ISSUED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF COMMON STOCK GLB IS OFFERING BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
--------------------------------------------------------------------------------


                 PROSPECTUS/PROXY STATEMENT DATED APRIL 19, 1999
  FIRST MAILED TO MAPLE LEAF SHAREHOLDERS AND WARRANT HOLDERS ON OR ABOUT APRIL
                                   19, 1999.

                                TABLE OF CONTENTS

                                                                                                               PAGE
SUMMARY...........................................................................................................1
         The Acquisition..........................................................................................1
         Conversion of Maple Leaf Common Stock and Warrants into Cash and GLB Stock...............................1
         Comparative Per Share Market Price Information...........................................................3
         The Companies............................................................................................3
         The Maple Leaf Shareholders' Meeting.....................................................................4
         Record Date; Vote Required...............................................................................4
         Reasons for the Acquisition..............................................................................4
         Management of GLB After the Acquisition..................................................................5
         Maple Leaf's Recommendation to Shareholders..............................................................5
         Opinion of Maple Leaf's Financial Advisor................................................................5
         No Solicitation of Alternative Acquisition Transactions..................................................6
         Conditions to Completion of the Acquisition..............................................................6
         Regulatory Approvals.....................................................................................6
         Waiver of Conditions; Amendment or Termination of the Agreement..........................................7
         Accounting Treatment.....................................................................................7
         Interests of Directors and Officers in the Acquisition that Differ From Your Interests...................8
         Federal Income Tax Consequences..........................................................................8
         Material Differences in the Rights of Shareholders.......................................................8
         Forward-Looking Statements Could Prove to be Inaccurate..................................................9
         Selected Financial Data..................................................................................9
RISK FACTORS.....................................................................................................12
         Control by Significant Shareholders.....................................................................12
         Reliance on Acquisitions for Growth; Risks Associated with Acquisitions; Financing of Acquisitions......13
         Potential Impact of Changes in Interest Rates...........................................................14
         Antitakeover Provisions.................................................................................14
         Lending Risks...........................................................................................14
         Economic Conditions and Monetary Policies...............................................................14
         Competition.............................................................................................15
         Limited Trading in GLB Common Stock.....................................................................15
         No Assurance of Dividends...............................................................................15
         Need for Technological Change...........................................................................16
         Regulatory Risk.........................................................................................16
         Indemnification of Directors and Officers...............................................................17
SPECIAL MEETING OF MAPLE LEAF SHAREHOLDERS.......................................................................18
         Purpose of the Meeting..................................................................................18
         Record Date; Shares Outstanding and Entitled to Vote....................................................18
         Vote Required...........................................................................................18
         Voting; Solicitation and Revocation of Proxies..........................................................19
         Quorum; Broker Non-Votes................................................................................20
BACKGROUND OF AND REASONS FOR THE ACQUISITION....................................................................21
         Reasons for the Acquisition -- GLB......................................................................21
         Background and Reasons for the Acquisition -- Maple Leaf................................................21
         Opinion of Maple Leaf's Financial Advisor...............................................................23
         Recommendation of Maple Leaf's Board of Directors.......................................................29
TERMS OF THE ACQUISITION.........................................................................................30
         Acquisition of Maple Leaf by GLB........................................................................30
         Conversion of Maple Leaf Common Stock and Warrants into Cash and GLB Stock..............................30
         Rights of Holders of Maple Leaf Stock Certificates and Warrant Agreements Prior to Surrender............33

         Lost Certificates.......................................................................................33
         No Fractional Shares of GLB Common Stock Will be Issued.................................................33
         No Effect on GLB Common Stock...........................................................................33
         Conduct of GLB's Business Until Completion of the Acquisition...........................................33
         Conduct of Maple Leaf's Business Until Completion of the Acquisition....................................34
         No Solicitation of Alternative Acquisition Transactions.................................................35
         Conditions to the Acquisition that Must be Satisfied or Waived..........................................35
         Regulatory Approvals....................................................................................36
         Actions Required for Regulatory Approval................................................................36
         Waiver of Conditions, Amendment or Termination of the Acquisition Agreement.............................37
         Effective Time..........................................................................................38
         Interests of Directors and Officers in the Acquisition that Differ From Your Interests..................38
         Price Range of Common Stock and Dividends...............................................................40
         Federal Income Tax Consequences.........................................................................40
         Accounting Treatment of the Acquisition.................................................................42
         Resales of GLB Common Stock Received in the Acquisition.................................................42
         GLB'S Articles of Incorporation and Code of Regulations.................................................43
         Year 2000 Compliance....................................................................................43
RIGHTS OF DISSENTING SHAREHOLDERS................................................................................43
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS..................................................45
GLB'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS....................................................................................................49
         Results of Operations...................................................................................49
         Net Interest Income.....................................................................................50
         Provision for Loan Losses...............................................................................53
         Non-Interest Income.....................................................................................53
         Non-Interest Expense....................................................................................54
         Federal Income Taxes....................................................................................54
         Financial Condition.....................................................................................55
         Capital.................................................................................................55
         Liquidity...............................................................................................56
         Asset/Liability Management..............................................................................57


         Impact of Inflation and Changing Prices.................................................................59
         Year 2000 Readiness Disclosure..........................................................................59
BUSINESS OF GLB..................................................................................................61
         Market Area.............................................................................................61
         Business Strategy.......................................................................................62
         Competition.............................................................................................62

         Lending.................................................................................................63

         Nonperforming Loans.....................................................................................68
         Investments.............................................................................................71
         Source of Funds.........................................................................................72
         Properties..............................................................................................75
         Legal Proceedings.......................................................................................76
         Personnel...............................................................................................76
MANAGEMENT OF GLB................................................................................................77
         Executive Officers......................................................................................77
         Nonemployee Directors...................................................................................78
         Remuneration of Directors...............................................................................80
         Executive Compensation..................................................................................80
         Pension and Retirement Plan Information.................................................................82
         Stock Option Plan.......................................................................................82

         Certain Relationships and Related Party Transactions....................................................84
         Leases for Bank Property................................................................................86
PRINCIPAL SHAREHOLDERS OF GLB....................................................................................87
MAPLE LEAF'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS............................................................................................88
         Forward-Looking Statements..............................................................................88
         Introduction............................................................................................88
         Results of Operations...................................................................................89
         Net Interest Income.....................................................................................89
         Provision for Loan Losses...............................................................................91
         Non-Interest Income.....................................................................................91
         Non-Interest Expense....................................................................................92
         Federal Income Taxes....................................................................................92
         Financial Condition.....................................................................................92
         Capital.................................................................................................93
         Liquidity...............................................................................................93
         Asset/Liability Management..............................................................................94
         New Accounting Pronouncements...........................................................................96
         Impact of Inflation and Changing Prices.................................................................96
         Year 2000 Readiness Disclosure..........................................................................97
BUSINESS OF MAPLE LEAF...........................................................................................97
         General.................................................................................................97
         Lending Activities......................................................................................98
         Investment Activities..................................................................................108
         Deposits and Borrowings................................................................................111
         Competition............................................................................................113
         Taxation...............................................................................................114
         Personnel..............................................................................................115
MANAGEMENT OF MAPLE LEAF WHO WILL SERVE AS DIRECTORS
         OR EXECUTIVE OFFICERS OF GLB...........................................................................115
PRINCIPAL SHAREHOLDERS OF MAPLE LEAF............................................................................116
SUPERVISION AND REGULATION......................................................................................117
         Regulation of Bank Holding Companies...................................................................118
         Regulation of Thrift Holding Companies.................................................................119
         Federal Deposit Insurance..............................................................................121
         Interstate Banking and Branching.......................................................................122
         Capital................................................................................................122
         Limits on Dividends and Other Payments.................................................................125
         Transactions with Affiliates...........................................................................125
         Community Reinvestment Act.............................................................................126
         Federal Home Loan Banks................................................................................127
         State Banking Regulation...............................................................................127
         Monetary Policy........................................................................................128
         Bank Regulatory Developments...........................................................................128
DESCRIPTION OF GLB CAPITAL STOCK................................................................................128
         Common Stock...........................................................................................129
         Preferred Stock........................................................................................129
         Transfer Agent.........................................................................................129
         Certain Antitakeover Matters...........................................................................129
         Limitations on Liability and Indemnification...........................................................131
COMPARISON OF GLB AND MAPLE LEAF CAPITAL STOCK..................................................................132
         Classes of Common Stock................................................................................133

         Voting Rights..........................................................................................133
         Amendment to Governing Documents.......................................................................134
         Directors..............................................................................................134
         Dividends..............................................................................................135
         Repurchases............................................................................................135
         Preferred Stock........................................................................................135
LEGAL MATTERS...................................................................................................135
EXPERTS.........................................................................................................136
WHERE YOU CAN FIND MORE INFORMATION.............................................................................136

FORWARD-LOOKING STATEMENTS......................................................................................137

FINANCIAL STATEMENTS OF GLB BANCORP, INC........................................................................F-1
FINANCIAL STATEMENTS OF MAPLE LEAF FINANCIAL, INC..............................................................F-25

APPENDICES
A.       Agreement of Affiliation and Plan of Merger dated as of November 24, 1998, as amended as of
         December 29, 1998
B.       Fairness Opinion of Tucker Anthony Incorporated
C.       Ohio Dissenters' Rights Statute
D.       Form of Agreement with Warrant Holders

                                     SUMMARY

         THIS BRIEF SUMMARY HIGHLIGHTS SELECTED INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. IN ORDER FOR YOU TO UNDERSTAND THE ACQUISITION, WE URGE YOU TO READ CAREFULLY THE ENTIRE PROSPECTUS/PROXY STATEMENT AND THE OTHER DOCUMENTS TO WHICH THIS DOCUMENT REFERS. SEE "WHERE YOU CAN FIND MORE INFORMATION."


THE ACQUISITION (PAGE 30)


         THE AMENDED ACQUISITION AGREEMENT IS ATTACHED TO THIS DOCUMENT AS APPENDIX A. PLEASE READ THE ACQUISITION AGREEMENT. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE ACQUISITION.

         We propose that Maple Leaf be acquired by GLB. As the acquiring company, GLB will continue to be incorporated in Ohio and its corporate headquarters will remain in Mentor, Ohio. GLB expects to complete the acquisition in the second quarter of 1999.


         Promptly after the acquisition of Maple Leaf by GLB, Maple Leaf's wholly owned subsidiary, Geauga Savings Bank, will merge into GLB's wholly owned subsidiary, Great Lakes Bank. Great Lakes Bank is an Ohio-chartered commercial bank with total assets of approximately $87 million as of December 31, 1998. Geauga Savings Bank is an Ohio-chartered savings bank with total assets of approximately $115 million as of December 31, 1998. The deposits of Great Lakes Bank and Geauga Savings Bank are insured by the Federal Deposit Insurance Corporation. When the acquisition of Maple Leaf by GLB and the related merger of Geauga Savings Bank into Great Lakes Bank have been completed, GLB will continue to conduct business through Great Lakes Bank, which will then have more than $200 million in total assets.



CONVERSION OF MAPLE LEAF COMMON STOCK AND WARRANTS INTO CASH AND GLB STOCK (PAGE
30)


         MAPLE LEAF SHAREHOLDERS. Each of your shares of Maple Leaf Class A and Class B common stock will automatically become the right to receive GLB common stock and cash.

         MAPLE LEAF WARRANT HOLDERS. Each warrant to acquire Maple Leaf Class A and Class B common stock will also become automatically the right to receive shares of GLB common stock and cash. It is not necessary for you to exercise your warrants in order to receive cash and GLB common stock in the acquisition. In fact, holders of warrants are being asked to execute and return to Maple Leaf an agreement not to exercise their warrants. The agreement not to exercise warrants is attached to this Prospectus/Proxy Statement as Appendix D. Maple Leaf requests that warrant holders execute that agreement and return it to Maple Leaf. A warrant holder's exercise of warrants will not change the amount of consideration he or she receives in the acquisition. The cash paid to Maple Leaf by a warrant holder upon exercise of warrants after the date of this Prospectus/Proxy Statement and prior to completion of the acquisition will be returned without interest to the former warrant holder after completion of the acquisition. Exercise of warrants might also have tax consequences that are less favorable than simply exchanging warrants directly for the cash and GLB common stock acquisition consideration.

         The amount of cash and the number of shares of GLB common stock you receive in exchange for your Maple Leaf common stock and warrants may change according to a formula in the acquisition agreement, depending principally upon changes in the market price of GLB common stock prior to completion of the acquisition. It could also be influenced by other factors, such as the number of warrants, if any, exercised before the acquisition is completed, but Maple Leaf intends to disregard warrant exercises for purposes of calculating how much cash and how many shares of GLB common stock will be distributed to Maple Leaf shareholders and warrant holders. Changes in the cash and GLB common stock acquisition consideration received by each Maple Leaf shareholder and warrant holder will affect the distribution of the cash and stock consideration among Maple Leaf shareholders and warrant holders, but will not affect the total consideration received by all Maple Leaf shareholders and warrant holders as a group. The total consideration is fixed at $18 million in cash and 375,000 shares of GLB common stock (although the acquisition agreement does provide for additional cash consideration payable by GLB if the acquisition is not completed by August 20, 1999).


         The final decision concerning allocation of cash and GLB common stock among Maple Leaf shareholders and Maple Leaf warrant holders will not be made until we complete the acquisition. At that time, we will determine the final price of GLB common stock, which we refer to in this Prospectus/Proxy Statement as the "GLB CLOSING PRICE." See "TERMS OF THE ACQUISITION - CONVERSION OF MAPLE LEAF COMMON STOCK AND WARRANTS INTO CASH AND GLB STOCK" at page 30. The consideration to be received by Maple Leaf shareholders and holders of warrants can be illustrated as follows:

                                      HOLDERS OF MAPLE LEAF    HOLDERS OF MAPLE LEAF    HOLDERS OF MAPLE LEAF
                                      COMMON STOCK RECEIVE     1991 WARRANTS RECEIVE    1996 WARRANTS RECEIVE          TOTAL
If the GLB Closing Price is $10.00
per share:
         GLB common stock............        223,706 shares             50,710 shares            100,584 shares      375,000 shares
         Cash........................   $        10,737,924     $           2,434,060    $            4,828,016 $        18,000,000
If the GLB Closing Price is $11.00
per share:
         GLB common stock............        222,834 shares             50,864 shares            101,302 shares      375,000 shares
         Cash........................   $        10,696,032     $           2,441,462    $            4,862,506 $        18,000,000
If the GLB Closing Price is $12.00
per share:
         GLB common stock............        221,990 shares             51,013 shares            101,997 shares      375,000 shares
         Cash........................   $        10,655,535     $           2,448,619    $            4,895,846 $        18,000,000
If the GLB Closing Price is $13.00
per share:
         GLB common stock............        221,174 shares             51,157 shares            102,669 shares      375,000 shares
         Cash........................   $        10,616,366     $           2,455,540    $            4,928,094 $        18,000,000
If the GLB Closing Price is $14.00
per share:
         GLB common stock............        220,384 shares             51,297 shares            103,319 shares      375,000 shares
         Cash........................   $        10,578,461     $           2,462,238    $            4,959,301 $        18,000,000


         GLB will not issue any fractional shares of GLB common stock. If the calculation of acquisition consideration to be received by any shareholder or warrant holder of Maple Leaf yields a fractional share amount, that shareholder or warrant holder will receive cash in an amount representing the value of that fractional share interest. You will have to surrender your Maple Leaf common stock certificates and warrant agreements in order to receive cash and new certificates representing common stock of GLB. This will not be necessary until you receive written instructions after we have completed the acquisition.

         GLB SHAREHOLDERS. Each outstanding share of GLB common stock will remain outstanding as one share of GLB common stock after the acquisition. GLB shareholders do not need to surrender their shares or exchange them for new ones.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

         Shares of GLB common stock are authorized for trading on the Nasdaq SmallCap Market, under the symbol "GLBK." On November 24, 1998, the last trading day before we announced the acquisition, GLB common stock closed at $14 per share. Maple Leaf common stock and warrants to acquire Maple Leaf common stock are not publicly traded and no established market for those securities exists. Any trading that occurs in Maple Leaf common stock and warrants is the result of privately negotiated transactions.


         Assuming that the GLB Closing Price at the time the acquisition is completed is $10.375 per share (the closing price as of April 12, 1999), and assuming no warrants are exercised, the approximate market value of the cash and GLB common stock consideration that Maple Leaf shareholders will receive in the acquisition for each share of Maple Leaf common stock would be $743.55 in cash and $160.72 in GLB common stock. Using those same assumptions, the approximate market value of the cash and GLB common stock consideration that Maple Leaf warrant holders will receive in the acquisition for each warrant (representing the right to acquire two shares of Maple Leaf common stock) would be $808.74 in cash and $174.80 in GLB common stock for warrants issued in 1996, and $973.19 in cash and $210.35 in GLB common stock for warrants issued in 1991. Of course, the market price of GLB common stock will fluctuate prior to completion of the acquisition, which will affect the distribution of cash and GLB common stock consideration among Maple Leaf shareholders and warrant holders. You should obtain current stock price quotations for GLB common stock.



THE COMPANIES (PAGES 61 AND 97)


                                 GLB BANCORP, INC.
                                 7001 Center Street
                                 Mentor, Ohio
                                 (440) 974-0000

         GLB is a bank holding company organized in 1997 under the laws of Ohio. Registered under the Bank Holding Company Act, GLB's sole subsidiary is Great Lakes Bank. Currently, GLB has very limited operations independent of Great Lakes Bank. GLB's independent operations consist of investments in a small number of financial institutions or holding companies, which investments represent less than 5% of the outstanding shares of those institutions or holding companies. Through Great Lakes Bank, GLB provides a focused core of banking services, primarily for individuals and small to medium-sized businesses. Great Lakes Bank's lending services focus primarily on secured lending for residential and commercial real estate. Great Lakes Bank also offers a broad array of deposit products, including checking and savings accounts and certificates of deposit.


         On July 18, 1994, Great Lakes Bank became the successor to Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation in April of 1957. In July 1994 Great Lakes Commerce Bank had total assets of approximately $19 million and four offices. By December 31, 1998, GLB and Great Lakes Bank had grown to approximately $104 million in total assets. Great Lakes Bank had nine offices in Lake County by the end of the first quarter of 1999, with one more Lake County office planned in the fourth quarter of 1999. Great Lakes Bank is the only commercial bank headquartered in Lake County, Ohio.


                                 MAPLE LEAF FINANCIAL, INC.
                                 10800 Kinsman Road
                                 Newbury, Ohio  44065
                                 (440) 564-9441

         Maple Leaf is a unitary thrift holding company registered under the Home Owners' Loan Act with the Office of Thrift Supervision. Maple Leaf is incorporated under Ohio law.

         Maple Leaf and its sole subsidiary, Geauga Savings Bank, provide a broad range of banking and financial services to individual, commercial, real estate and small business customers, principally customers located in Geauga County, Ohio. Maple Leaf and Geauga Savings Bank's products and services include basic deposit and lending banking products and services. Geauga Savings Bank has two banking offices, both located in Geauga County, Ohio.


         At December 31, 1998, Maple Leaf's consolidated assets were approximately $115 million, deposits were $56.7 million and shareholders' equity was $8.9 million.



THE MAPLE LEAF SHAREHOLDERS' MEETING (PAGE 18)



         The Maple Leaf meeting will be held on May 12, 1999 at 10:00 a.m. (local time) at the Punderson Manor House, Punderson State Park, 11755 Kinsman Road, Newbury, Ohio 44065. At the Maple Leaf meeting, shareholders will be asked to adopt an agreement providing for the acquisition of Maple Leaf by GLB.



RECORD DATE; VOTE REQUIRED (PAGE 18)



         You may vote at the meeting of Maple Leaf shareholders if you owned Maple Leaf common stock at the close of business on April 9, 1999. You may cast one vote for each share of Maple Leaf Class A common stock you owned at that time, and twenty votes for each share of Maple Leaf Class B common stock you owned at that time. To adopt the acquisition agreement, the holders of a majority of shares of Maple Leaf Class A and Class B common stock allowed to vote at the meeting must vote in favor of doing so, and a majority of each class must also vote separately in favor of doing so.


         You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable or do not wish to attend. Proxies may be revoked at any time prior to the voting thereof by

         - attending the meeting and voting in person (but attendance will not by itself constitute revocation),

         - filing with the Secretary of Maple Leaf another proxy card duly executed and bearing a later date, or

         - giving to the Secretary of Maple Leaf written notice of the proxy revocation at or before the meeting.


         Directors and executive officers of Maple Leaf and certain substantial shareholders of Maple Leaf have entered into an agreement with GLB and Maple Leaf to vote in favor of the acquisition. Together, these directors, executive officers and shareholders control the power to vote approximately 69.64% of the voting power of Maple Leaf, which is a sufficient percentage of the voting power to assure approval of the acquisition.



REASONS FOR THE ACQUISITION (PAGE 21)


         Our companies are proposing the acquisition because we believe that we can create a stronger and more diversified company. The combined companies will provide significant benefits to our shareholders and customers alike. GLB believes the community banking philosophy of Great Lakes Bank and the combined strengths of GLB and Maple Leaf will benefit shareholders of GLB and Maple Leaf, as well as customers and potential customers in Geauga County who are underserved by large banks headquartered nearby, whether in Cleveland, Akron or elsewhere. The Acquisition will expand GLB's existing banking operations in its northern Ohio market, enhancing GLB and Great Lakes Bank's market position and creating opportunities to achieve operating efficiencies in those markets.

         We expect the acquisition to strengthen GLB's position as a competitor in the financial services business, which is rapidly changing and growing more competitive. At the same time, GLB and its banking subsidiary, Great Lakes Bank, expect to maintain a community-banking orientation that places the highest value on close relationships with customers. After the acquisition, GLB and Great Lakes Bank will have nine offices in Lake County and two offices in Geauga County, with one additional Lake County office planned for the fourth quarter of 1999.


         GLB expects to incur charges of approximately $175,000, before tax, as a result of the acquisition.


         The discussion of reasons for the acquisition includes forward-looking statements about possible or assumed future results of operations and the performance of GLB as the resulting company after the acquisition. For a discussion of factors that could affect these future results, see
"FORWARD-LOOKING STATEMENTS" on page 137.



MANAGEMENT OF GLB AFTER THE ACQUISITION (PAGE 38)



         The Board of Directors of GLB after the acquisition will be comprised of the same individuals who currently comprise the GLB Board of Directors. Mr. Richard T. Flenner, Jr. will continue as President and Chief Executive Officer of GLB and Great Lakes Bank after the acquisition.



         The President of Maple Leaf, Ms. Betty L. Kimbrew, has been nominated for election as a director of GLB at its 1999 Annual Meeting of Shareholders, which will be held on May 18, 1999. In addition to her service as a director of GLB, Betty L. Kimbrew will serve as Senior Vice President - Corporate Development of GLB after the acquisition pursuant to an employment agreement. Mr. Howard Amster, who is a director of Maple Leaf and its largest shareholder, has also been nominated for election to the GLB Board of Directors at GLB's 1999 Annual Meeting of Shareholders. See, "TERMS OF THE ACQUISITION - INTERESTS OF DIRECTORS AND OFFICERS IN THE ACQUISITION THAT DIFFER FROM YOUR INTERESTS" beginning at page 38 and "MANAGEMENT OF MAPLE LEAF WHO WILL SERVE AS DIRECTORS OR EXECUTIVE OFFICERS OF GLB" beginning at page 115 for a discussion of the interests of certain officers and directors of Maple Leaf in the acquisition.



MAPLE LEAF'S RECOMMENDATION TO SHAREHOLDERS (PAGE 29)


         The Board of Directors of Maple Leaf believes that the acquisition is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to adopt the acquisition agreement.


OPINION OF MAPLE LEAF'S FINANCIAL ADVISOR (PAGE 23)


         Tucker Anthony Incorporated has delivered its written opinion to the Maple Leaf Board of Directors that the consideration to be received is fair from a financial point of view to the holders of Maple Leaf Class A and Class B common stock and holders of warrants to acquire Maple Leaf Common Stock. The Tucker Anthony opinion is attached to this document as Appendix B. You should read the opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Tucker Anthony.


         If we complete the acquisition, Maple Leaf will pay to Tucker Anthony a total fee that depends in part on the value of the transaction, as measured by the prevailing price per share of GLB common stock. This is in addition to the $5,000 paid by Maple Leaf to Tucker Anthony in July 1998, when Maple Leaf engaged Tucker Anthony, and $65,000 payable by Maple Leaf to Tucker Anthony in connection with delivery of its fairness opinions. Assuming a price per share of GLB common stock of $10.375, the total fee payable to Tucker Anthony by Maple Leaf on completion of the acquisition would be $218,906.

NO SOLICITATION OF ALTERNATIVE ACQUISITION TRANSACTIONS (PAGE 35)


         Maple Leaf has promised GLB that (i) Maple Leaf and Geauga Savings Bank will not solicit or negotiate any proposals or offers from any person other than GLB to acquire Maple Leaf or Geauga Savings Bank and (ii) that the Maple Leaf Board of Directors will not withdraw or modify its recommendation to the Maple Leaf shareholders in favor of the acquisition by GLB after Maple Leaf receives an alternative acquisition proposal, unless the Maple Leaf Board of Directors determines that such action is necessary in order to carry out its fiduciary responsibilities. If the Maple Leaf Board of Directors accepts an alternative acquisition proposal before December 31, 1999, Maple Leaf must pay to GLB cash in the amount of $2,250,000.


CONDITIONS TO COMPLETION OF THE ACQUISITION (PAGE 35)


         The completion of the acquisition depends on a number of conditions being met. These include:

         - approval of the acquisition agreement by the Maple Leaf shareholders;

         - approval of the acquisition by federal and state regulatory authorities;


         - receipt by each of us of a legal opinion that, for United States federal income tax purposes, GLB and Maple Leaf will not recognize any gain or loss as a result of the acquisition. The legal opinion will be subject to various limitations. We recommend that you read the more detailed description of tax consequences provided in this document beginning on page 40;



         - listing of the additional shares of GLB common stock to be issued in the acquisition for trading on the Nasdaq SmallCap Market; and


         - the absence of any injunction or legal restraint blocking the acquisition, or of any proceedings by a government body trying to block the acquisition.

         A party to the acquisition agreement could choose to complete the acquisition even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when, or even whether, the conditions to the acquisition will be satisfied or waived, or that the acquisition will be completed.


REGULATORY APPROVALS (PAGE 36)


         We cannot complete the acquisition unless it is approved by the Board of Governors of the Federal Reserve System. After the Federal Reserve Board approves the acquisition, we must wait anywhere from 15 to 30 days before we may complete the acquisition, during which time the Department of Justice could challenge the acquisition. In addition, the acquisition is subject to the approval of, or notice to, state and other regulatory authorities.


         We have filed all of the required applications or notices with the Federal Reserve Board and these other regulatory authorities. As of the date of this Prospectus/Proxy Statement, we have not received all of the required approvals. Although we do not know of any reason that we will not be able to obtain the necessary approvals, we cannot be certain when we will get them or even whether we will get them.

WAIVER OF CONDITIONS; AMENDMENT OR TERMINATION OF THE AGREEMENT (PAGE 37)


         We may jointly amend the acquisition agreement, and each of us may waive our right to require the other party to adhere to the terms and conditions of the acquisition agreement. However, we may not do so after Maple Leaf shareholders approve the acquisition if the amendment or waiver reduces or changes the consideration that will be received by Maple Leaf shareholders. An amendment or waiver of that kind would require another vote of Maple Leaf shareholders.

         We can agree at any time to terminate the acquisition agreement without completing the acquisition. Also, either of us can decide to terminate the acquisition agreement without the consent of the other if:

         - any government agency denies an approval we need to complete the acquisition, or if any governmental entity issues an order blocking the acquisition;

         - the acquisition is not completed by December 15, 1999, unless the failure to complete the acquisition by that time is due to a violation of the acquisition agreement by the party seeking to terminate the agreement; or

         - one company commits a material breach of the acquisition agreement and does not correct the breach promptly (as long as the company seeking to terminate the acquisition agreement has not also committed a material breach of the agreement).

         Maple Leaf could have the additional right to terminate the acquisition agreement if three conditions exist shortly before the time of completion of the acquisition:

                  (1) if the price of GLB common stock over a certain period is less than $8.00;

                  (2) if the price of GLB common stock has not changed since November 24, 1998 on a basis consistent with changes in an index of Ohio bank stocks; and

                  (3) if GLB decides not to pay additional cash consideration in an amount equal to (a) the difference between $8.00 and the price of GLB stock
                           (b) multiplied by 375,000.

         This potential additional termination right on Maple Leaf's part creates some price protection for Maple Leaf shareholders and warrant holders. If the price of GLB common stock declines to less than $8.00 per share, the termination provision described immediately above could enable Maple Leaf shareholders and warrant holders to obtain additional cash consideration in an amount approximating the lost value of GLB common stock.

         Regardless of whether the acquisition is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs associated with the tax opinion to be delivered by Maple Leaf's counsel.


ACCOUNTING TREATMENT (PAGE 42)


         GLB expects to account for the acquisition using the "purchase" method of accounting. GLB will record the acquired assets and assumed liabilities of Maple Leaf at their fair value. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, GLB will record goodwill. GLB will include in its consolidated results of operations the results of Maple Leaf's operations after the acquisition is completed.

INTERESTS OF DIRECTORS AND OFFICERS IN THE ACQUISITION THAT DIFFER FROM YOUR INTERESTS (PAGE 38)

         Some of Maple Leaf's directors and officers have interests in the acquisition that differ from, or are in addition to, their interests as shareholders and warrant holders in Maple Leaf. Ms. Betty L. Kimbrew is President of Maple Leaf and Geauga Savings Bank and a director of each of those companies. She has also been nominated for election as a director of GLB at GLB's 1999 Annual Meeting of Shareholders. She will also serve as Senior Vice President - Corporate Development of GLB after the Acquisition under an employment agreement having a term of one year. Mr. Howard Amster, a director of each of Maple Leaf and Geauga Savings Bank and the largest shareholder of Maple Leaf, has also been nominated for election to the GLB Board of Directors at the 1999 Annual Meeting of GLB Shareholders, which will be held on May 18, 1999. See, "MANAGEMENT OF MAPLE LEAF WHO WILL SERVE AS DIRECTORS OR EXECUTIVE OFFICERS OF GLB" at page 115.


         The members of Maple Leaf's Board of Directors knew about these additional interests and considered them when they approved the acquisition agreement and the acquisition.





FEDERAL INCOME TAX CONSEQUENCES (PAGE 40)


         MAPLE LEAF SHAREHOLDERS AND WARRANT HOLDERS. We expect that for United States federal income tax purposes, your conversion of shares of Maple Leaf common stock and warrants into shares of GLB common stock and the right to receive cash generally will be a taxable event.

         DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE ACQUISITION TO YOU COULD BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE ACQUISITION'S TAX CONSEQUENCES.

         GLB SHAREHOLDERS. Outstanding shares of GLB common stock will remain unchanged by the acquisition. The acquisition will not cause GLB's existing shareholders to recognize any gain or loss for purposes of the United States federal income tax.


MATERIAL DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 132)


         The rights of GLB shareholders are governed by Ohio law and GLB's Articles of Incorporation and Code of Regulations. The rights of Maple Leaf shareholders are governed by Ohio law and Maple Leaf's Articles of Incorporation and Code of Regulations. The rights of holders of warrants to acquire Maple Leaf common stock are governed principally by the warrant agreements setting forth the terms of those warrants. When the acquisition is completed, shareholders of Maple Leaf and holders of warrants for Maple Leaf common stock will become shareholders of GLB, and your rights will be governed by Ohio law and by GLB's Articles of Incorporation and Code of Regulations.

FORWARD-LOOKING STATEMENTS COULD PROVE TO BE INACCURATE (PAGE 137)


         We have each made forward-looking statements in this Prospectus/Proxy Statement. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include information about future results of our operations or the performance of GLB after the acquisition is completed. When we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and GLB after the acquisition and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

         - actual cost savings resulting from the acquisition are less than expected, GLB is unable to realize those cost savings as soon as expected or GLB incurs additional or unexpected costs;

         -        revenues after the acquisition are lower than expected;

         -        competition among financial services companies increases;

         - GLB has more trouble integrating our businesses than we expected;

         - changes in the interest rate environment reduce interest margins;

         - general economic conditions change or are worse than we expected;

         - legislative or regulatory changes adversely affect our businesses;

         -        personal or commercial customers' bankruptcies increase;

         - technology-related changes, including "Year 2000" data systems compliance, are harder to make or more expensive than we expected; and

         -        changes occur in the securities markets.

SELECTED FINANCIAL DATA

         The following tables show summarized historical financial data for each of us and also show similar pro forma information reflecting the acquisition. The pro forma information reflects the "purchase" method of accounting.

         We expect to incur acquisition and integration charges as a result of the acquisition. GLB also anticipates that the acquisition will provide the resulting company with financial benefits that include reduced operating expenses and opportunity to earn more revenue. The pro forma information, although helpful in illustrating the financial characteristics of the resulting company under one set of assumptions, does not reflect these expenses or benefits. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of GLB would have been had our companies been combined.

         The summary financial information to follow is not a substitute for the historical financial information and other detailed financial information we provide elsewhere in this document. You should read the summary financial information together with the historical financial information and other detailed financial information we provide elsewhere in this document.

                   PRO FORMA SELECTED COMBINED FINANCIAL DATA


         The following unaudited selected pro forma financial data combine GLB's historical results with Maple Leaf's historical results, in each case as of or for the year ended December 31, 1998. See "WHERE YOU CAN FIND MORE INFORMATION" and "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION."



                                                          YEAR ENDED DECEMBER 31, 1998
                                                     -------------------------------------
SUMMARIZED INCOME STATEMENT DATA:
   Net interest income..............................          $       6,754,919
   Provision for loan losses........................                    252,903
   Non-interest income..............................                    935,160
   Non-interest expense.............................                  6,004,792
   Federal income tax expense.......................                    498,603
                                                                  -------------
         Net Income.................................          $         933,781
                                                                  =============
PER SHARE DATA:
   Basic net income.................................          $            0.49
   Diluted net income...............................          $            0.49
   Book value.......................................          $           11.93
WEIGHTED AVERAGE NUMBER OF SHARES:
   Basic............................................                  1,911,821
   Diluted..........................................                  1,911,835
BALANCE SHEET DATA AT PERIOD END:
   Total assets.....................................          $     216,032,778
   Federal Home Loan Bank advances..................          $      56,948,279
   Total shareholders' equity.......................          $      29,931,652

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                        GLB BANCORP, INC. AND SUBSIDIARY


                                                                     AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                          --------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) .......       1998         1997         1996         1995         1994
                                                          ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
   Interest income ....................................   $    5,844   $    4,382   $    3,234   $    2,498   $      757
   Interest expense ...................................        2,439        1,938        1,325        1,014          276
                                                          ----------   ----------   ----------   ----------   ----------
     Net interest income ..............................        3,405        2,444        1,909        1,484          481
   Provision for loan losses ..........................          120           97           77           51            0
                                                          ----------   ----------   ----------   ----------   ----------
   Net interest income after provision for loan losses         3,285        2,347        1,832        1,433          481
   Non-interest income ................................          707          552          294          250           86
   Non-interest expense ...............................        2,947        2,345        1,904        1,642          896
                                                          ----------   ----------   ----------   ----------   ----------
   Income before income taxes .........................        1,045          554          222           41         (329)
   Income tax expense (benefit) .......................          373          210           10            4           (1)
                                                          ----------   ----------   ----------   ----------   ----------
     Net income .......................................   $      672   $      344   $      212   $       37   $     (328)
                                                          ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE DATA:
   Basic net income (loss) ............................   $     0.44   $     0.58   $     0.39   $     0.07   $    (0.72)
   Diluted net income (loss) ..........................   $     0.44   $     0.58   $     0.39   $     0.07   $    (0.72)
   Book value .........................................   $    11.92   $    10.77   $    10.18   $     9.43   $     9.28
WEIGHTED AVERAGE NUMBER OF SHARES:
   Basic ..............................................    1,536,821      595,942      548,089      496,250      455,000
   Diluted ............................................    1,536,835      595,942      548,089      496,250      455,000
BALANCE SHEET DATA:
At period end:
   Total assets .......................................   $  103,868   $   66,631   $   54,037   $   40,915   $   32,550
   FHLB advances ......................................   $    9,000   $    7,500   $    5,000   $        0   $        0
   Total shareholders' equity .........................   $   25,432   $    6,428   $    6,039   $    4,809   $    4,222

                    MAPLE LEAF FINANCIAL, INC. AND SUBSIDIARY


                                                               AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) .......       1998       1997       1996       1995       1994
                                                          --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
   Interest income ....................................   $  9,108   $  7,694   $  5,970   $  5,039   $  3,967
   Interest expense ...................................      5,434      4,798      3,491      3,124      2,084
                                                          --------   --------   --------   --------   --------
     Net interest income ..............................      3,674      2,896      2,479      1,915      1,883
   Provision for loan losses ..........................        133        317        134         46         61
                                                          --------   --------   --------   --------   --------
   Net interest income after provision for loan losses       3,541      2,579      2,345      1,869      1,822
   Non-interest income ................................        228        196        179        147        123
   Non-interest expense ...............................      2,231      1,632      1,716      1,312      1,223
                                                          --------   --------   --------   --------   --------
   Income before income taxes .........................      1,538      1,143        808        704        722
   Income tax expense .................................        517        388        266        245        246
                                                          --------   --------   --------   --------   --------
     Net income .......................................   $  1,021   $    755   $    542   $    459   $    476
                                                          ========   ========   ========   ========   ========
PER COMMON SHARE DATA:
   Basic net income ...................................   $  70.55   $  51.73   $  45.61   $  52.88   $  54.96
   Diluted net income .................................   $  32.46   $  23.91   $  18.78   $  33.53   $  34.81
   Book value .........................................   $ 613.84   $ 542.68   $ 487.49   $ 520.63   $ 444.57
   Diluted book value .................................   $ 489.01   $ 456.82   $ 431.24   $ 429.58   $ 403.81
WEIGHTED AVERAGE NUMBER OF SHARES:
   Basic ..............................................     14,470     14,598     14,558      8,686      8,666
   Diluted ............................................     31,450     31,578     31,538     25,666     25,646
BALANCE SHEET DATA:
At period end:
   Total assets .......................................   $115,146   $105,078   $ 82,263   $ 63,832   $ 59,077
   FHLB advances ......................................   $ 47,948   $ 28,098   $ 24,598   $ 17,736   $ 17,924
   Total shareholders' equity .........................   $  8,852   $  7,922   $  7.097   $  4,522   $  3,853


                                  RISK FACTORS

         An investment in GLB common stock involves risk. The following constitute some of the potential risks of an investment in GLB common stock and should be carefully considered by shareholders and warrant holders of Maple Leaf. The order in which risks are discussed is not necessarily indicative of the relative importance of any described risk, nor is the following intended to be inclusive of all risks of investment in GLB common stock.

CONTROL BY SIGNIFICANT SHAREHOLDERS


         Jerome T. Osborne, Sr. and his son, Richard M. Osborne, together own approximately 21.92% of the shares of GLB common stock that are currently issued and outstanding (or issuable upon exercise of options). Jerome T. Osborne, Sr. owns 137,759 shares (6.46%), and Richard M. Osborne owns 329,836 shares (15.46%), including shares they have the right to acquire within 60 days. Jerome
T. Osborne, Sr. is Chairman of the Board and Richard M. Osborne is Vice Chairman of the Board of each of GLB and Great Lakes Bank. In addition, Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, Great Lakes Bank's most substantial depositors. They have also held important positions in other local financial institutions in the recent past, and have approximately 40 years of combined experience with community-based financial institutions in Northeast Ohio. See "PRINCIPAL SHAREHOLDERS OF GLB" and "MANAGEMENT OF GLB - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

         Although GLB believes that it benefits from its association with the Osbornes, whom GLB believes to be prominent members of the communities in which Great Lakes Bank conducts business, this relationship could have a material adverse effect on GLB. The sale by Messrs. Jerome T. and Richard M. Osborne of a substantial amount of their GLB common stock could have an adverse effect on the price of the GLB common stock and an adverse effect on GLB. Within limits established under Securities and Exchange Commission Rule 144, Messrs. Jerome T. and Richard M. Osborne may be able to resell freely shares of GLB common stock on the open market.


         From time to time the Osbornes may pledge shares of GLB common stock to secure personal borrowings or borrowings by one or more affiliates. According to publicly available filings with the Securities and Exchange Commission, approximately 175,950 of Mr. Richard M. Osborne's shares of GLB common stock are currently pledged to secure borrowings from an Ohio-based financial institution. See "PRINCIPAL SHAREHOLDERS OF GLB." If either of Jerome T. or Richard M. Osborne defaults on any obligations secured by a pledge of his GLB shares, the secured party could exercises its rights under the pledge. Exercise by the secured party of its rights under a pledge could have an adverse effect on GLB and could lead to a change in control of GLB. GLB has no reason to believe that the Osbornes and their affiliates will not be able to satisfy all of their obligations under borrowings that may be outstanding from time to time, or any pledge agreement(s) related thereto.

         GLB would also be adversely affected if the Osbornes were to withdraw a substantial amount of the deposits that they maintain with Great Lakes Bank. GLB is not aware of any intention on the Osbornes' part to withdraw any substantial portion of their deposits with Great Lakes Bank.

RELIANCE ON ACQUISITIONS FOR GROWTH; RISKS ASSOCIATED WITH ACQUISITIONS; FINANCING OF ACQUISITIONS

         An element of GLB's business strategy is to pursue selective acquisitions that expand and complement Great Lakes Bank's business, including acquisitions of other community financial institutions or financial institution branches. There can be no assurance that GLB will be able to identify suitable acquisition opportunities, negotiate favorable terms or consummate any such transactions. Moreover, as the financial institutions industry continues the trend toward consolidation, GLB can expect to compete for suitable acquisition opportunities with other financial institutions, many of which have greater resources than GLB. GLB believes that competition for acquisitions of financial institutions has resulted and will continue to result in higher acquisition prices. Accordingly, no assurance can be given that GLB's acquisition strategy will be successfully implemented. The failure of or inability of GLB to pursue its acquisition strategy could hinder growth.

         Acquisitions involve a number of risks inherent in assessing the values, strengths, weaknesses and profitability of acquisition candidates, including the following: adverse short-term effects of acquisitions on operating results; diversion of management's attention; dependence on retaining key personnel; and risks associated with unanticipated problems. In addition, the success of an acquisition will depend in part on GLB's ability to integrate the operations of the acquired institution or assets, and GLB's success in capitalizing on synergies to achieve cost savings.

         GLB may use GLB common stock or authorized shares of preferred stock, cash, debt obligations, contingent payments based on future performance or any combination of the foregoing to finance acquisitions. The extent to which GLB will be able or willing to use common stock for this purpose will be influenced by the market price and liquidity of the GLB common stock relative to that of its competitors. If GLB does not maintain sufficient market value or maintain sufficient market value relative to its competitors, or if potential acquisition candidates are unwilling to accept GLB common stock as consideration in an acquisition, GLB may have to rely principally on cash in order to pursue its growth strategy, which may put GLB at a competitive disadvantage. Capital adequacy requirements applicable to banks and bank holding companies could prevent reliance on cash and credit resources for financing any substantial portion of an acquisition.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES


         GLB's results of operations are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments, on one hand, and interest paid on deposits and borrowings, on the other. In the early 1990s, many banking organizations experienced historically high interest rate spreads, meaning the difference between the interest rates earned on loans and investments and the interest rates paid on deposits and borrowings. More recently, however, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressures, and there can be no assurance that such interest rate spreads will not narrow even further or that such higher interest rate spreads will return. See "GLB'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


ANTITAKEOVER PROVISIONS

         GLB's Amended and Restated Articles of Incorporation, as amended, and Code of Regulations contain provisions that could delay or make more difficult and costly an acquisition of control of GLB. Because these factors could prevent a shareholder from realizing the premium that is commonly paid to shareholders in connection with a change in control, these factors could affect adversely the price of GLB common stock.

         Any proposed acquisition of GLB could be subject to the "control share acquisition" and "merger moratorium" statutes under Ohio law, because GLB has not opted out of coverage under those statutes. Assuming that all directors and executive officers as a group continue to retain a substantial percentage of the outstanding voting shares of GLB, that ownership position could be expected to deter any prospective acquiror from seeking to acquire ownership or control of GLB, potentially allowing GLB's Board of Directors and management to defeat any acquisition proposal requiring approval of GLB shareholders. GLB also has 2,000,000 shares of authorized but unissued preferred stock that may be issued in the future with such rights, privileges and preferences as are determined by the Board of Directors of GLB. Issuance of preferred stock could have the effect of making more difficult and costly or discouraging altogether any acquisition of GLB that is not supported by the Board of Directors of GLB. See "DESCRIPTION OF GLB CAPITAL STOCK CERTAIN ANTITAKEOVER MATTERS."

LENDING RISKS


         The risk of nonpayment of loans is inherent in banking. Management of GLB attempts to minimize credit exposure by carefully monitoring the concentration of loans within specific industries, in addition to managing risks of individual credits through loan application and approval procedures. See "BUSINESS OF GLB - LENDING."


ECONOMIC CONDITIONS AND MONETARY POLICIES

         Great Lakes Bank's lending operations have been concentrated in Lake County, Ohio, and after the acquisition will be concentrated in Geauga and Lake Counties, Ohio. The vast majority of Great Lakes Bank's loans are secured by real estate. These factors expose the bank to the risk of a decline in the local economy, particularly the risk of declining real estate values. Although GLB believes that economic conditions in Lake County and in Geauga County have been generally favorable in recent years, significant deterioration in economic conditions locally or on a wider scale could adversely affect Great Lakes Bank and GLB's business, including loan demand, the ability of borrowers to repay outstanding loans and the value of loan collateral. This in turn could result in increased levels of nonperforming loans and charge-offs and increases in the provision for loan losses.

         Conditions beyond the control of GLB management could have a significant impact on changes in net interest income from one period to the next. Examples of such conditions include: (1) the extent of credit demand from customers; (2) fiscal and debt management policies of the federal government, including changes in tax laws; (3) monetary policies of the Board of Governors of the Federal Reserve System; (4) introduction and growth of new investment instruments and transaction accounts by non-bank competitors of financial institutions; and (5) potential changes in rules and regulations governing payment of interest on deposit accounts.

COMPETITION

         Banking institutions operate in a highly competitive environment. GLB and Great Lakes Bank compete with other commercial banks, credit unions, savings institutions, finance companies, insurance companies, mortgage companies, mutual funds and other financial service organizations. Consolidation of the financial services industry in the Midwest in recent years has increased the level of competition among financial institutions and other financial service organizations. Additionally, recent and proposed legislative and regulatory changes could have the effect of increasing competition. For example, Congress' recent elimination of many restrictions on interstate branching could have the effect of increasing competition from large banks headquartered outside of Ohio. See "SUPERVISION AND REGULATION - INTERSTATE BANKING AND BRANCHING."


         Many of the competitors of Great Lakes Bank have substantially greater resources, which offer those competitors advantages such as the ability to price services at lower, more attractive levels and the ability to provide larger credit facilities than Great Lakes Bank is able to provide. In addition, some of the competitors offer products and services that are not offered by Great Lakes Bank. Likewise, some of the competitors are not subject to the same kind and amount of regulatory restrictions and supervision to which GLB and Great Lakes Bank are subject. Because Great Lakes Bank is a community bank that is considerably smaller than other commercial lenders in the market, Great Lakes Bank's legal lending limit does not allow it to make commercial loans in amounts many competitors can offer. Great Lakes Bank accommodates loan volumes in excess of its lending limit from time to time through the sale of loan participations to other banks.


LIMITED TRADING IN GLB COMMON STOCK

         Although the GLB common stock is authorized for quotation on the Nasdaq SmallCap Market, public trading of GLB common stock began in May 1998 and there has been limited trading in GLB common stock since that time.

NO ASSURANCE OF DIVIDENDS

         It is anticipated that no cash dividends will be paid to GLB's shareholders for the foreseeable future. GLB will be dependent upon dividends paid to it by Great Lakes Bank for funds to pay dividends on the GLB common stock. GLB cannot assure you that future earnings of Great Lakes Bank will be sufficient to permit payment by Great Lakes Bank of cash dividends to GLB. Under state and federal law, the ability of Great Lakes Bank or GLB to pay dividends can be restricted under certain circumstances. Because of Ohio bank law dividend restrictions and a $6 million special dividend for which Great Lakes Bank is seeking regulatory approval from the Ohio Division of Financial Institutions, Great Lakes Bank may be unable to pay additional dividends to GLB for the remainder of 1999 and for the following two years, unless further approval of the Ohio Division of Financial Institutions is obtained. Even if dividends may legally be paid, the amount and timing of dividends will be at the discretion of the Board of Directors. Rather than being paid in the form of cash dividends by Great Lakes Bank to GLB or thereafter by GLB to its shareholders, earnings may instead be used to support growth or for other corporate purposes. See "SUPERVISION AND REGULATION - LIMITS ON DIVIDENDS AND OTHER PAYMENTS."

NEED FOR TECHNOLOGICAL CHANGE

         With frequent introductions of new technology-driven products and services, the banking industry is undergoing rapid technological changes. In addition to enhancing customer service, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Financial institutions' success is becoming increasingly dependent upon use of technology (i) to provide products and services that satisfy customer demands and (ii) to create additional operating efficiencies. Many of Great Lakes Bank's competitors have substantially greater resources to invest in technological improvements, which may enable them to perform various banking functions at lower costs than Great Lakes Bank. Great Lakes Bank cannot assure you that it will be able to develop and implement new technology-driven products or services or that it will be successful in marketing any such products or services to its customers.

         GLB and Great Lakes Bank are aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, commonly referred to as the "Year 2000 Problem." See "GLB'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - YEAR 2000 READINESS DISCLOSURE." A failure by a business such as Great Lakes Bank to identify properly and to correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis. Great Lakes Bank currently does not expect the Year 2000 Problem to materially affect its results of operations or financial condition, and Great Lakes Bank likewise does not expect costs associated with prevention or remediation of the Year 2000 Problem to be material. Nevertheless, there can be no assurance that the Year 2000 Problem will not lead to temporary failures of critical systems and software programs on which Great Lakes Bank depends.

REGULATORY RISK

         GLB and Great Lakes Bank are and will continue to be subject to extensive state and federal government supervision and regulation. Affecting many aspects of the banking business, including permissible activities, lending, investments, payment of dividends and numerous other matters, state and federal supervision and regulation is intended principally to protect depositors, the public and the deposit insurance funds administered by the Federal Deposit Insurance Corporation. Protection of shareholders is not a goal of banking regulation. In contrast to numerous restrictions placed on GLB's activities by the Bank Holding Company Act and regulations of the Board of Governors of the Federal Reserve System, Maple Leaf is subject to very little federal regulatory oversight and very few restrictions under federal law. See "SUPERVISION AND REGULATION."

         Applicable statutes, regulations, agency and court interpretations and agency enforcement policies have been subject to significant changes, sometimes retroactively applied, and could be subject to significant changes in the future. Changes in applicable laws and regulatory policies could adversely affect the banking industry generally or GLB and Great Lakes Bank in particular. The burdens of federal and state banking regulation could place banks in general at a competitive disadvantage compared to less regulated competitors. See "SUPERVISION AND REGULATION."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         GLB's Amended and Restated Articles of Incorporation, as amended, its Code of Regulations and the Ohio General Corporation Law provide for indemnification of officers and directors, insulating officers and directors somewhat from liability for breaches of the duty of care. If a director or officer seeks indemnification under these provisions in the future, it is possible that GLB's indemnification obligation could require a charge against earnings, affecting the market value of the GLB common stock and the availability of funds for the payment of dividends to shareholders. See "DESCRIPTION OF GLB CAPITAL STOCK - LIMITATIONS ON LIABILITY AND INDEMNIFICATION."

                   SPECIAL MEETING OF MAPLE LEAF SHAREHOLDERS


         This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Maple Leaf Financial, Inc., an Ohio corporation, for use at the Special Meeting of Shareholders of Maple Leaf to be held at 10:00 a.m. (local time) on May 12, 1999 at the Punderson Manor House, Punderson State Park, 11755 Kinsman Road, Newbury, Ohio 44065, and at any adjournments or postponements thereof. At the Maple Leaf Special Meeting, holders of Maple Leaf Class A common stock, without par value, and Class B common stock, without par value, will be asked to vote upon a proposal to approve and adopt the Agreement of Affiliation and Plan of Merger dated as of November 24, 1998 by and between GLB and Maple Leaf, amended as of December 29, 1998 (as amended, the "ACQUISITION AGREEMENT"). The Acquisition Agreement provides that GLB Bancorp, Inc., an Ohio corporation, will acquire all of the stock of Maple Leaf. The acquisition will be accomplished by means of the merger of a subsidiary of GLB with and into Maple Leaf, which subsidiary has been formed by GLB for the sole purpose of carrying out the acquisition. The Class A common stock and the Class B common stock of Maple Leaf are hereinafter referred to together as the "MAPLE LEAF COMMON STOCK" and individually as the "CLASS A COMMON STOCK" and "CLASS B COMMON STOCK."


         ALL INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT RELATING TO GLB HAS BEEN FURNISHED BY GLB, AND ALL INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT RELATING TO MAPLE LEAF HAS BEEN FURNISHED BY MAPLE LEAF. THE PARTY FURNISHING INFORMATION IS RESPONSIBLE FOR ITS ACCURACY.

PURPOSE OF THE MEETING

         The purpose of the Maple Leaf Special Meeting is to consider and vote upon adoption of the Acquisition Agreement.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE


         The record date for the determination of holders of Maple Leaf Class A and Class B common stock entitled to notice of and to vote at the Maple Leaf Special Meeting has been fixed by the Board of Directors of Maple Leaf as of the close of business on April 9, 1999. As of the April 9, 1999 record date, there were approximately 14,420 shares of Maple Leaf common stock issued and outstanding, including 7,210 shares of Class A common stock and 7,210 shares of Class B common stock. The Maple Leaf common stock was held of record on that date by approximately 225 shareholders. Holders of Class A common stock on the April 9, 1999 record date are entitled to one vote per share. Holders of Class B common stock on the April 9, 1999 record date are entitled to twenty votes per share. All holders of Maple Leaf common stock are entitled to exercise dissenters' rights. See "RIGHTS OF DISSENTING SHAREHOLDERS."


VOTE REQUIRED

         The affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock voting together and a majority of each class voting separately is required to adopt the Acquisition Agreement. Accordingly, the affirmative vote of approximately 3,606 shares of each of Class A common stock and Class B common stock is required to adopt the Acquisition Agreement.

         On the date the Acquisition Agreement was executed, certain shareholders of Maple Leaf entered into a Shareholder Voting Agreement with GLB and Maple Leaf as an inducement for GLB to enter into the Acquisition Agreement. The Shareholder Voting Agreement requires the shareholders who have executed the Shareholder Voting Agreement to

         - vote their Maple Leaf common stock in favor of the acquisition;

         - vote against any other acquisition proposal involving a change in control of Maple Leaf or similar transaction (other than the acquisition by GLB); and

         - vote against any other transaction that is inconsistent with the obligation of Maple Leaf to consummate the acquisition.

The shareholders who executed the Shareholder Voting Agreement include all of the directors of Maple Leaf, the executive officers of Maple Leaf (Ms. Kimbrew, its President, and Mr. Lloyd V. Clemmer, Jr., its Treasurer), the spouse of Director Howard Amster and the Bobbie Brooks Trust, a shareholder of Maple Leaf that owns approximately 13.56% of Maple Leaf's issued and outstanding common stock. Collectively, these shareholders own or exercise voting power over approximately 10,042 shares of Maple Leaf's issued and outstanding common stock (excluding shares acquirable upon exercise of warrants), or 69.64% of the voting power. Accordingly, these shareholders own or exercise voting power over enough shares to assure approval of the Acquisition Agreement, and they have agreed in the Shareholder Voting Agreement to vote in favor of the acquisition. See "PRINCIPAL SHAREHOLDERS OF MAPLE LEAF."

VOTING; SOLICITATION AND REVOCATION OF PROXIES

         The enclosed proxy card is solicited on behalf of the Maple Leaf Board and may be used by Maple Leaf shareholders to vote at the Maple Leaf Special Meeting. Maple Leaf shareholders are requested to complete, date and sign the accompanying proxy cards and promptly return them in the accompanying postage prepaid envelope. Proxies may be revoked at any time prior to the voting thereof by

         - attending the Maple Leaf Special Meeting and voting in person (but attendance will not by itself constitute revocation),

         - filing with the Secretary another proxy card duly executed and bearing a later date, or

         - giving to the Secretary of Maple Leaf written notice of the proxy revocation at or before the Maple Leaf Special Meeting.

Any written notice revoking a proxy should be delivered to Lloyd V. Clemmer, Jr., Secretary of Maple Leaf, 10800 Kinsman Road, Newbury, Ohio 44065.

         Unless revoked, shares represented by proxy will be voted at the Maple Leaf Special Meeting. Shares represented by valid proxies will be voted at the Maple Leaf Special Meeting in accordance with the instructions noted thereon. If no instructions are given, proxies will be voted in favor of adoption of the Acquisition Agreement.

         In addition to solicitation by mail, directors, officers and employees of Maple Leaf and Geauga Savings Bank may solicit proxies from the shareholders of Maple Leaf personally or by telephone, telegram or other forms of communication. However, they will not be specifically compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners.

QUORUM; BROKER NON-VOTES


         The required quorum for the transaction of business at the Maple Leaf Special Meeting is a majority of the shares of Maple Leaf common stock issued and outstanding on the April 9, 1999 record date, whether represented in person or by proxy. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum at the Maple Leaf Special Meeting, but will not be voted. Because the adoption of the Acquisition Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Maple Leaf common stock, abstentions and broker non-votes will have the same effect as votes against adoption of the Acquisition Agreement.


         If a quorum is not obtained, or if fewer shares of Maple Leaf common stock than the number required therefor are voted in favor of the adoption of the Acquisition Agreement, the Maple Leaf Special Meeting may be postponed or adjourned in order to permit additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Maple Leaf Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Maple Leaf Special Meeting, except for any proxies that have been effectively revoked or withdrawn.

                  BACKGROUND OF AND REASONS FOR THE ACQUISITION

REASONS FOR THE ACQUISITION -- GLB


         GLB believes that external growth through acquisitions of other community banks or branch offices can enhance Great Lakes Bank's existing branch network and allow Great Lakes Bank to extend its community banking philosophy to other communities. Maple Leaf and its subsidiary, Geauga Savings Bank, operate in Geauga County, one of the most rapidly growing counties in the state in terms of population. GLB's and Great Lakes Bank's operations have been largely confined to the adjoining Lake County, where Great Lakes Bank is the only commercial bank headquartered in that county. GLB believes the community banking philosophy of Great Lakes Bank and the combined strengths of GLB and Maple Leaf will benefit shareholders of GLB and Maple Leaf, as well as customers and potential customers in Geauga County who are underserved by large banks headquartered nearby, whether in Cleveland, Akron or elsewhere. The acquisition of Maple Leaf will continue the evolution of Great Lakes Bank that began in July 1994, when Great Lakes Bank succeeded to the business of Great Lakes Commerce Bank and started afresh under new ownership. The acquisition will expand GLB's existing banking operations in its northern Ohio market, enhancing GLB and Great Lakes Bank's market position and creating opportunities to achieve operating efficiencies.


         GLB expects to realize cost reductions from elimination of duplicate data processing and other corporate overhead and consolidation of other operations. After the acquisition, GLB might relocate one or both of the existing Geauga Savings Bank offices or open an additional Geauga County branch office. Although GLB believes that cost reductions are achievable, no assurance can be given that cost reductions will actually be achieved; that cost reductions will be achieved within the time frame planned by GLB; or that any cost savings that are achieved will not be offset by declining revenues or other charges to earnings. If those cost reductions are not achieved, or if they are not achieved within the time frame planned by GLB, GLB's earnings after the acquisition would be less than GLB anticipates.

BACKGROUND AND REASONS FOR THE ACQUISITION -- MAPLE LEAF


         Approximately 12 months ago, the Board of Directors of Maple Leaf determined that, in order for Maple Leaf to remain competitive as a community bank in an industry undergoing significant consolidation of banks and other financial institutions, Maple Leaf needed to undergo significant growth. Several alternatives were explored, including acquisitions of other financial institutions, engaging in an initial public offering to obtain the capital necessary to engage in sustained growth. During the Summer of 1998, the Board of Directors of Maple Leaf met with the investment banking firm of Tucker Anthony Incorporated ("TUCKER ANTHONY") to discuss the various options available to Maple Leaf in the current market environment. In addition, Maple Leaf had received an informal inquiry from another local financial institution regarding the possible sale of Maple Leaf, and the Maple Leaf Board felt it was advisable to discuss this situation with an investment banking firm. As a result of these discussions, on June 16, 1998, Tucker Anthony was engaged as financial advisor for Maple Leaf to further evaluate Maple Leaf's available opportunities. On July 28, 1998, Tucker Anthony made a presentation to the Maple Leaf Board concerning Geauga Savings, including an analysis of the current market conditions for a public offering and the possible shareholder returns which could be achieved by a sale of Maple Leaf or Geauga to a merger partner. As part of this presentation, Tucker Anthony explained that previous multiples of book value achieved by financial institutions in prior initial public offerings did not appear to be presently available based on current conditions in the public capital markets. However, shareholder returns which would take several years to achieve through an initial public offering could be more quickly realized through the sale of Maple Leaf to a merger partner.


         Based on these discussions and the analysis by Tucker Anthony, which included examples of mergers of other financial institutions which had produced highly successful banks, and which involved returns to shareholders from a merger partner at higher values than had historically been the case, the Maple Leaf Board decided that a potential merger merited serious consideration by Maple Leaf, and accordingly, the Maple Leaf

Board authorized Tucker Anthony to make contact on a confidential basis with certain institutions that Maple Leaf and Tucker Anthony believed were of a size capable of an acquisition of Maple Leaf and whose shares, as part of a total consideration package to be received by the Maple Leaf shareholders, were believed to be an attractive investment.

         By August of 1998, approximately 16 companies had received an information package on Maple Leaf prepared by Tucker Anthony, and each of these companies signed a confidentiality agreement regarding the information provided. Tucker Anthony requested that these companies provide a "term sheet" to Maple Leaf, containing the economic terms of any proposed transaction. On October 20, 1998, a meeting of the Maple Leaf Board was held to discuss all of the offers received to date. In attendance at the directors' meeting was outside counsel for Maple Leaf, as well as a representative of Tucker Anthony. A total of four merger proposals were received by the date of the meeting. Some of these proposals took the form of a term sheet, others did not.

         Tucker Anthony made a detailed presentation of these proposals, including the proposal received from GLB. Tucker Anthony explained that GLB's proposal, which involved a cash price of $18,000,000 and 375,000 shares of GLB, a publicly traded company, appeared to be the highest and best offer received, and merited serious consideration. Tucker Anthony distributed information to the Maple Leaf Board on GLB, including its annual and quarterly reports and historical daily price information on the performance of the GLB Stock. Tucker Anthony then explained that this proposal contained a "no shop agreement' which meant that Maple Leaf could not solicit other offers after accepting the GLB proposal, although the Maple Leaf Board could consider other offers if approached by another institution. To proceed to the next step in the negotiations, a letter of intent, containing the general terms of the proposed merger, would need to be signed. The proposed letter of intent, which had been reviewed by outside counsel for Maple Leaf, was then presented to the Maple Leaf Board for its consideration. The letter of intent was non-binding, except for the no-shop agreement, certain confidentiality provisions, and an agreement by GLB that it not solicit the customers or employees of Geauga in the event that the merger is not consummated.

         Outside counsel for Maple Leaf then discussed the obligations of the Maple Leaf Board in evaluating the GLB proposal, including the obligation that Maple Leaf conduct a due diligence review of GLB since part of the consideration to be received by Maple Leaf's shareholders is GLB stock. Outside counsel also discussed the need for a fairness opinion from Tucker Anthony prior to signing a binding merger agreement with GLB. Finally, counsel discussed the likely nonfinancial terms of a binding merger agreement based on the terms of other recent agreements involving financial institutions, including the likelihood that GLB would insist on certain lock-up arrangements involving significant shareholders of Maple Leaf on terms similar to the Shareholder Voting Agreement.

         After further discussion, the Maple Leaf Board concluded that it would be in the best interest of Maple Leaf to proceed with the negotiations with GLB by executing the proposed letter of intent. During the weeks that followed, Maple Leaf conducted a confidential due diligence review of GLB, and engaged in the negotiation of the terms of a binding agreement with GLB. During these negotiations, GLB proposed that contemporaneously with the binding acquisition agreement, the Maple Leaf Board and their affiliates enter into the Shareholder Voting Agreement. When it became clear that GLB viewed the Shareholder Voting Agreement as an essential component of its willingness to enter into a binding acquisition agreement, the terms of the Shareholder Voting Agreement were negotiated and it was agreed that the Shareholder Voting Agreement would be presented to the Maple Leaf Board for their consideration, although the decision to execute the Shareholder Voting Agreement would be made by the Maple Leaf Board in their capacities as shareholders.

         At its regular meeting on November 17, 1998 and at a special meeting held on November 19, 1998, the Maple Leaf Board met to consider the Acquisition Agreement and the Shareholder Voting Agreement. At the meeting held on November 17, 1998, Tucker Anthony discussed the financial terms of the proposed transaction, and comparable transactions. Tucker Anthony also presented its fairness opinion that the proposed transaction with GLB was, in Tucker Anthony's opinion, fair to Maple Leaf's shareholders from a financial point of view.

Maple Leaf's outside counsel described the nonfinancial terms of the Acquisition Agreement and the Shareholder Voting Agreement, including the various proposals negotiated. Tucker Anthony discussed the fact that based on its prior solicitation efforts and the offers received, it was unlikely that Maple Leaf would receive a higher offer during the pendency of the Acquisition Agreement. Maple Leaf management discussed the satisfactory results of their due diligence review. After further discussion, the Maple Leaf Board unanimously resolved to enter into the Acquisition Agreement and the Acquisition Agreement and the Shareholder Voting Agreement were executed soon after the Board meeting on November 19, 1998.

         In reaching its conclusion to approve the Acquisition Agreement, the Maple Leaf Board, without assigning any relative or specific weights, considered a number of factors, including the following:

                  (a) Information with respect to Maple Leaf's financial condition on both a historical and a pro forma basis, and the financial prospects for Maple Leaf and its shareholders if Maple Leaf determined to remain a stand-alone company.


                  (b) The opinion of Tucker Anthony that, from a financial point of view, the consideration to be received by Maple Leaf shareholders and holders of warrants in exchange for their shares and warrants was fair. See " - OPINION OF MAPLE LEAF'S FINANCIAL ADVISOR."


                  (c) A comparison of the terms of the acquisition with recent transactions involving similar companies, including the consideration to be paid to Maple Leaf's shareholders and how it compares with recent bank merger transactions involving selling institutions with assets of similar size.

                  (d) The terms of the proposed acquisition.


                  (e) The effect on Maple Leaf's shareholders' value if Maple Leaf continued as a stand-alone entity, as compared to the effect of a merger with GLB. The Maple Leaf Board analyzed future dividends for Maple Leaf shareholders and the marketability of its stock if it remained a stand-alone entity, as compared to the post-merger potential dividends for GLB stock and the marketability of the GLB stock.


                  (f) The interests of Maple Leaf and its shareholders as well as the social, legal, and economic effects on employees, customers and the community.

OPINION OF MAPLE LEAF'S FINANCIAL ADVISOR

         Maple Leaf has received an opinion from Tucker Anthony, an investment banking broker/dealer founded in 1892, that the acquisition is fair to Maple Leaf's stockholders and warrant holders from a financial point of view.

         Tucker Anthony was retained by the Board of Directors of Maple Leaf in July 1998 for the purpose of providing financial advice and consultation, including a review of the operating performance, business plans and strategic alternatives of Maple Leaf, the development of information with respect to the valuation of Maple Leaf, the identification of potential merger partners or acquirors, the evaluation and negotiation of any proposal that might be received or issued with regard to an acquisition or other business combination, and, if appropriate, the rendering of a fairness opinion in connection with a proposal. In connection with its services, Tucker Anthony was authorized by Maple Leaf to solicit, and did solicit, potential purchasers of Maple Leaf and was directed to provide, and did provide, information concerning Maple Leaf to certain third parties requesting such information which were believed capable of making a viable proposal to acquire Maple Leaf and which had executed a confidentiality agreement.

         Maple Leaf selected Tucker Anthony for a number of reasons, including its familiarity with Maple Leaf and its business. Maple Leaf also considered Tucker Anthony's experience and reputation in the area of valuation and financial advisory work generally, and in relation to financial institutions specifically. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes.

         Tucker Anthony has rendered written opinions to the Board of Directors of Maple Leaf to the effect that the consideration to be received by holders of Class A common stock and Class B common stock and 1996 and 1991 warrants to purchase Class A and Class B common stock of Maple Leaf pursuant to the Acquisition Agreement is fair, from a financial point of view, to such holders. THE FULL TEXT OF THE FAIRNESS OPINION, DATED AS OF THE DATE HEREOF AND SETTING FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE REVIEW UNDERTAKEN BY TUCKER ANTHONY, IS INCLUDED AS APPENDIX
B. HOLDERS OF MAPLE LEAF COMMON STOCK AND HOLDERS OF WARRANTS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. This opinion is directed to the Board of Directors of Maple Leaf only and does not constitute a recommendation to any holder of Maple Leaf Class A common stock and Class B common stock as to how such shareholder should vote at the meeting. Tucker Anthony has advised the Maple Leaf Board that Tucker Anthony does not believe any person other than the Maple Leaf Board has the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise. Tucker Anthony's original written opinion, dated November 24, 1998, is substantially identical to the opinion attached hereto as Appendix B.

         In connection with rendering its opinion, Tucker Anthony performed a variety of financial analyses, including those summarized below. The summary set forth below, which has been provided by Tucker Anthony, does not purport to be a complete description of the analyses performed by Tucker Anthony in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a summary description. Accordingly, notwithstanding the separate factors summarized below, Tucker Anthony believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all of such analyses or factors, could create an incomplete view of the evaluation process underlying Tucker Anthony's opinion. In addition, Tucker Anthony may have used the various analyses for different purposes and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described below should not be taken to be Tucker Anthony's view of the actual value of Maple Leaf. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given more weight than any other analyses.

         The analyses performed by Tucker Anthony are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Tucker Anthony's analysis of the fairness of the consideration to be received by holders of the Class A common stock and Class B common stock and 1996 and 1991 warrants to purchase Class A and Class B common stock pursuant to the Acquisition Agreement, from a financial point of view, and were provided to Maple Leaf's Board of Directors in connection with the delivery of Tucker Anthony's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Maple Leaf might actually be sold at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion is just one of the many factors taken into consideration by Maple Leaf's Board of Directors (see " - BACKGROUND AND REASONS FOR THE ACQUISITION - MAPLE LEAF").

         In arriving at its November 24, 1998 opinion, Tucker Anthony, among other things, reviewed the draft form of the Acquisition Agreement dated November 20, 1998; reviewed certain historical financial and other information concerning Maple Leaf for the five fiscal years ended December 31, 1997, and for the three quarters ended March 31, June 30, and September 30, 1998; reviewed certain historical financial and other information concerning GLB for the three fiscal years ended December 31, 1997, and for the three quarters ended March 31, June 30, and September 30, 1998, including GLB's common stock Prospectus dated May 14, 1998 and quarterly reports on Form 10-Q; held discussions with the senior management of Maple Leaf and GLB with respect to their past and current financial performance, financial condition and future prospects; reviewed certain internal financial data, projections and other information of Maple Leaf including financial projections prepared by management; analyzed certain publicly available information of other financial institutions that Tucker Anthony deemed comparable or otherwise relevant to its inquiry, and compared Maple Leaf and GLB from a financial point of view with certain of these institutions; compared the consideration to be received by the stockholders of Maple Leaf pursuant to the Acquisition Agreement with the consideration received by stockholders in other acquisitions of financial institutions that it deemed comparable or otherwise relevant to its inquiry; reviewed publicly available earnings estimates, historical trading activity and ownership data of GLB common stock and considered the prospects for dividends and price movement in it; and conducted such other financial studies, analyses and investigations and reviewed such other information as it deemed appropriate to enable it to render its opinion. In its review, Tucker Anthony also took into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. Tucker Anthony's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Tucker Anthony through the date thereof. In connection with its opinion dated as of the date hereof, Tucker Anthony performed procedures to update certain analyses and reviewed the assumptions on which such analyses were based and the factors it considered.

         No limitations were imposed by the Board of Directors of Maple Leaf upon Tucker Anthony with respect to the investigations made or procedures followed by Tucker Anthony in its review and analysis. In its review and analysis and in arriving at its opinion, Tucker Anthony assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to it by Maple Leaf and GLB, and did not attempt to verify any of such information. Tucker Anthony assumed (i) that the financial projections of Maple Leaf provided to it with respect to the results of operations likely to be achieved by Maple Leaf have been prepared on a basis reflecting the best currently available estimates and judgments of Maple Leaf's management as to future financial performance and results, and (ii) that such forecasts and estimates would be realized in the amounts and in the time periods estimated by management. Tucker Anthony further assumed, without independent verification, that the aggregate reserves for possible loan losses for Maple Leaf and GLB were adequate to cover such losses. Tucker Anthony did not make or obtain any independent evaluations or appraisals of any assets or liabilities of Maple Leaf, GLB or any of their respective subsidiaries nor did it verify any of Maple Leaf's or GLB's books and records or review any individual loan credit files. Tucker Anthony's opinion was furnished for the use and benefit of the Board of Directors of Maple Leaf and did not represent a recommendation to Maple Leaf's shareholders. Tucker Anthony has advised the Board of Directors of Maple Leaf that Tucker Anthony does not believe any persons other than the members of the Board of Directors of Maple Leaf have the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise.

         Tucker Anthony made a presentation to Maple Leaf's Board of Directors on November 17, 1998 and rendered a written opinion to Maple Leaf's Board of Directors just prior to the execution and public announcement of the Acquisition Agreement. Set forth below is a brief summary of the report presented to Maple Leaf's Board of Directors on November 17, 1998.

         Historical Financial Performance. Tucker Anthony examined the financial performance of Maple Leaf over the five-year period ended December 31, 1997 and for the three-month interim periods ended March 31, June 30, and September 30, 1998, and examined the financial performance of GLB over the three-year period ended December 31, 1997 and the three-month interim periods ended March 31, June 30, and September 30, 1998. The analysis of historical performance showed among other things that: i) over the three-year period ended December 31, 1997, the compound annual growth rate in total assets was 28.3% for Maple Leaf and over the two-year period ended December 31, 1997, the annual growth rate in total assets was 23.3% for GLB; ii) the compound annual growth rate in net loans during the same respective periods was 29.3% for Maple Leaf and 37.4% for GLB; iii) the compound annual growth rate in total deposits during the same respective periods was 28.5% for Maple Leaf and 23.1% for GLB, iv) equity to asset ratios as of September 30, 1998 of 7.8% for Maple Leaf and 26.7% for GLB, v) loan to deposit ratios as of September 30, 1998 of 151.2% for Maple Leaf and 95.5% for GLB, vi) latest twelve months net interest margin of 3.48% for Maple Leaf and 5.41% for GLB, vii) latest twelve months return on average assets of 0.95% for Maple Leaf and 0.75% for GLB, and viii) latest twelve months return on average equity of 12.41% for Maple Leaf and 3.95% for GLB.

         Stock Trading Analysis. Tucker Anthony examined the historical trading prices and volume of GLB's common stock, and compared the historical trading prices of GLB's common stock in relation to movements in certain stock indices, specifically, its peer group index, comprised of Chester Bancorp, Inc., Community Bank Shares of Indiana, Inc., Community Financial Corp., Damen Financial Corp., German American Bancorp, Mashaska Investment Company, State Financial Services Corp., United Bancorp, and Wayne Bancorp, Inc., and the Nasdaq Bank Index. Tucker Anthony also analyzed the historical trading data, price/book value and price/earnings multiples of GLB's common stock and compared them to those of certain other publicly traded financial institutions deemed to be comparable or otherwise relevant as described below.

         Analysis of Selected Publicly Traded Reference Commercial Banks and Thrifts. Tucker Anthony compared the selected financial data and financial ratios of Maple Leaf and GLB to the corresponding data and ratios of certain publicly traded commercial banks and thrifts located in the midwestern United States for both Maple Leaf and GLB, with total assets and capital and profitability ratios comparable to those of Maple Leaf and GLB, respectively. The institutions included in the comparison to Maple Leaf were ASB Financial Corp., CBES Bancorp, Inc., First Federal Bancorp, First Independence Corp., Hardin Bancorp, Inc., Harvest Home Financial Corp., Midwest Bancshares, Inc., Potters Financial Corp., River Valley Bancorp, Sobieski Bancorp, Inc., Three Rivers Financial Corp., Wells Financial Corp., and Wood Bancorp, Inc. (collectively, the "Maple Leaf Selected Reference Institutions") The Maple Leaf Selected Reference Institutions, as a group, exhibited certain characteristics--including asset size (assets between $50 million and $200 million), equity to total assets ratios between 7% and 15%, geographic proximity (located in midwestern and northeastern United States) and business risk--similar to those exhibited by Maple Leaf. The institutions included in the comparison to GLB were: Chester Bancorp, Inc., Community Bank Shares of Indiana, Inc., Community Financial Corp., Damen Financial Corp., German American Bancorp, Mashaska Investment Company, State Financial Services Corp., United Bancorp, and Wayne Bancorp, Inc. (collectively, the "GLB Selected Reference Institutions") The GLB Selected Reference Institutions, as a group, exhibited certain characteristics--including asset size (assets between $50 million and $600 million), equity to total assets ratios no less than 10%, market dominance within their respective regions and business risk--similar to those exhibited by GLB.

         The comparison of Maple Leaf to the Maple Leaf Selected Reference Institutions showed among other things that: (i) the ratio of Maple Leaf's net loans to assets was 74.8% as of September 30, 1998, compared to an average of 70.2% for the Maple Leaf Selected Reference Institutions (as of September 30, 1998 when available, otherwise as of June 30, 1998); (ii) the ratio of Maple Leaf's nonperforming assets to the sum of shareholders' equity and loan loss reserves was 10.1%, compared to an average of 3.6% for the Maple Leaf Selected Reference Institutions; (iii) the ratio of Maple Leaf's equity to total assets was 7.8%, compared to an average of 11.6% for the Maple Leaf Selected Reference Institutions; (iv) the latest twelve months return on average assets for Maple Leaf was 0.95%, compared to an average return on assets of 0.92% for the Maple Leaf Selected Reference Institutions; and (v) the latest twelve months return on average equity for Maple Leaf was 12.41%, compared to an average return on equity of 7.92% for the Maple Leaf Selected Reference Institutions.

         The comparison of GLB to the GLB Selected Reference Institutions showed among other things that: (i) the ratio of GLB's net loans to assets was 60.9% as of September 30, 1998, compared to an average of 57.0% for the GLB Selected Reference Institutions (as of September 30, 1998 when available, otherwise as of June 30, 1998); (ii) the ratio of GLB's nonperforming assets to the sum of shareholders' equity and loan loss reserves was 0.2%, compared to an average of 4.2% for the GLB Selected Reference Institutions; (iii) the ratio of

GLB's equity to total assets was 27.4%, compared to an average of 13.3% for the GLB Selected Reference Institutions; (iv) the latest quarter annualized return on average assets for GLB was 1.13%, compared to an average return on assets of 1.11% for the GLB Selected Reference Institutions; and (v) the latest quarter annualized return on average equity for GLB was 5.95%, compared to an average return on equity of 8.96% for the GLB Selected Reference Institutions; (vi) as of November 13, 1998, the ratio of GLB's market price to its book value per common share was 114%, compared to an average of 167% for the GLB Selected Reference Institutions; and (vii) as of November 13, 1998, the price/earnings ratio for GLB based on the latest twelve months earnings per share was 30.2x compared to an average of 19.4x for the GLB Selected Reference Institutions for their latest twelve months earnings per share.

         Analysis of Selected Reference Merger and Acquisition Transactions. Tucker Anthony reviewed and performed analysis on 9 unassisted acquisitions of thrift institutions in Ohio (the "Selected Ohio Thrift Acquisitions") and 52 unassisted acquisitions of thrift institutions in the U.S. with a transaction size between $10 million and $50 million (the "Selected U.S. Thrift Acquisitions") announced between January 1, 1997 and November 13, 1998, comparing the target financial institutions' capital structure and profitability with Maple Leaf's current results of operations and financial condition. The Selected Ohio Thrift Transactions and Selected U.S. Thrift Transactions were chosen because they represented merger and acquisition transactions which involve target financial institutions exhibiting certain characteristics--including asset size, geographic proximity and business risk--similar to those exhibited by Maple Leaf. Excluding the highest and lowest ratios, the target financial institutions involved in the Selected Ohio Thrift and the Selected U.S. Thrift Transactions had an average return on assets for the latest twelve months prior to announcement date of 0.76% and 0.68%, respectively, and an average return on equity for the latest twelve months prior to announcement date of 7.88% and 6.37%, respectively, as compared to 0.95% and 12.41%, respectively, for Maple Leaf.

         Set forth below is a summary of the information presented to the Maple Leaf Board of Directors with respect to the Selected Ohio Thrift Transactions and the Selected U.S. Thrift Transactions based upon an estimated value of $941.59 per share and common share equivalent of Maple Leaf common stock.

                                                               Selected  Ohio Thrift              Selected U.S. Thrift
                                                                   Transactions                        Transactions
                                                           --------------------------------    -------------------------------
                                              GLB                              GLB Offer                        GLB Offer
                                           Offer (1)          Median        Percentile (2)        Median        Percentile (2)
                                         -------------     -------------    ---------------    ------------     --------------
Consideration/Latest Twelve Months
Earnings............................         22.3x             30.9x              29%             20.8x              65%
Consideration/Book Value............         264%              163%               70%              166%              95%
Deposit Premium.....................         27.0%             23.3%              65%             10.6%              99%

(1) Based on value of the acquisition consideration of $941.59 per share and common share equivalent of Maple Leaf common stock as of November 20, 1998.

(2) Position of the GLB offer in relation to percentile ranking of the Selected Ohio Thrift Transactions and the Selected U.S. Thrift Transactions, respectively.

         Discounted Cash Flow Analysis. At the Board of Directors meeting on November 17, 1998, Tucker Anthony presented the results of a discounted cash flow analysis through the fiscal year ended December 31, 2003 designed to compare the present value, under certain assumptions, that would be attained if Maple Leaf remained independent through the year 2003. The results produced in the analysis did not purport to be indicative of actual values or expected values of Maple Leaf or the shares of Maple Leaf common stock.

         For the purpose of the analysis Tucker Anthony made reference to financial forecasts and projections prepared by Maple Leaf management (the "Base Case"). The projections assumed, among other things, that Maple Leaf would achieve a compound annual growth rate in average earning assets of 13.8% per year, a compound annual growth rate in average loans of 16.2% per year, a net interest margin averaging approximately 3.47% per year, operating expenses as a percentage of average assets averaging approximately

1.66% per year and annual return on average assets averaging approximately 1.04% per year. Tucker Anthony noted that for the four fiscal years ended December 31, 1997, average earning assets increased at a compound annual growth rate of 20.3%, average loans increased at a compound annual growth rate of 21.0%, net interest margin averaged approximately 3.38% per year, operating expenses averaged approximately 2.13% of the average assets per year and return on average assets averaged approximately 0.80% per year. The projections assumed that Maple Leaf would maintain a target equity to assets ratio of 7.50%. In addition to the Base Case, Tucker Anthony reviewed Base Case financial forecasts and projections revised to assume variations in net interest margin (the "Stress Test Scenarios"). The Stress Test Scenarios were based on increases and declines in net interest margin of up to 20 basis points.

         The projected cash flows of Maple Leaf were comprised of the dividends per share paid in fiscal years ended December 31, 1999 through 2003 plus the terminal value of Maple Leaf common stock at fiscal year end 2003 discounted to November 17, 1998, calculated as described below. The cash flows were discounted at a range of rates from 15.0% to 20.0%. Based upon Tucker Anthony's experience and judgment, Tucker Anthony believes that holders of Maple Leaf common stock would typically seek returns within the indicated range of discount rates, in view of Maple Leaf's operating projections, historical performance, financial condition and market capitalization, among other matters.

         In estimating the appropriate terminal value of Maple Leaf at fiscal year end 2003, Tucker Anthony used methods based on multiples of earnings. Tucker Anthony applied price/earnings multiples in the range of 10.0x to 20.0x to the estimate of fiscal year December 31, 2003 earnings per share. The low end of the range of multiples reflected the bottom of an estimated future trading range for Maple Leaf as an independent entity, while the high end of the range of multiples was more indicative of the top of an estimated range assuming a future sale of Maple Leaf to a larger financial institution. Acquisition and trading multiples from time to time fluctuate considerably, and no assurance can be made that future acquisition or trading multiples will be comparable to historical levels.

         Set forth below is a summary of the results of Tucker Anthony's discounted cash flow analysis, indicating the range of derived present values per share of Maple Leaf common stock, as presented to Maple Leaf's Board of Directors on November 17, 1998 and compared to the acquisition consideration of $941.59 per Maple Leaf common share as of that date.

                                                        Discount Rate
                                  Terminal      -----------------------------------------
                                     P/E           15.0%          17.5%          20.0%
                                 -----------    -----------     ----------     ---------

Base Case                           10.0x         $434.77        $398.03        $365.09
                                    15.0x         $652.16        $597.05        $547.63
                                    20.0x         $869.55        $796.06        $730.18

NIM Down 20 Basis Points            10.0x         $359.60        $328.08        $299.84
                                    15.0x         $552.87        $505.02        $462.14
                                    20.0x         $746.15        $681.96        $624.44

NIM Up 20 Basis Points              10.0x         $555.45        $510.22        $469.62
                                    15.0x         $812.53        $745.57        $685.50
                                    20.0x        $1,069.60       $980.92        $901.37

         The summary of the Tucker Anthony opinion set forth above provides a description of the main elements of Tucker Anthony's presentation to Maple Leaf's Board of Directors on November 17, 1998. It does not purport to be a complete description of the presentation of Tucker Anthony to Maple Leaf's Board of Directors or of the analyses of Tucker Anthony. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Tucker Anthony believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the procedures underlying the analyses set forth in the Tucker Anthony presentation and opinion. In addition, the ranges of valuations resulting from any particular analyses described above should not be taken to be Tucker Anthony's opinion of the actual value of Maple Leaf. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

         In performing its analyses, Tucker Anthony made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Maple Leaf. The analyses performed by Tucker Anthony are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Tucker Anthony's analysis of the fairness of the consideration to be received by Maple Leaf's stockholders and warrant holders from a financial point of view and were provided to Maple Leaf's Board of Directors in connection with the delivery of Tucker Anthony's opinion. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion and presentation to Maple Leaf's Board of Directors is just one of many factors taken into consideration by Maple Leaf's Board of Directors (see "Background of the Acquisition"; and "Maple Leaf's Board of Directors' Reasons for Approving the Acquisition").

RECOMMENDATION OF MAPLE LEAF'S BOARD OF DIRECTORS

         The Maple Leaf Board of Directors has unanimously adopted and approved the Acquisition Agreement and the transactions contemplated thereby. The Maple Leaf Board of Directors has unanimously determined that the acquisition is fair to and in the best interests of Maple Leaf, its shareholders and holders of warrants. THE MAPLE LEAF BOARD OF DIRECTORS THEREFORE RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE ACQUISITION AGREEMENT AND THE ACQUISITION CONTEMPLATED THEREBY.

                            TERMS OF THE ACQUISITION

         This portion of the Prospectus/Proxy Statement describes various aspects of the acquisition. The following description is not complete and is qualified in its entirety by reference to the Acquisition Agreement attached hereto as Appendix A and incorporated herein by this reference. We urge you to read the Acquisition Agreement in its entirety.

ACQUISITION OF MAPLE LEAF BY GLB

         Under the Acquisition Agreement, Maple Leaf will be acquired by GLB at the time and date selected by Maple Leaf and GLB, which is referred to in this Prospectus/Proxy Statement as the "EFFECTIVE TIME." The Acquisition Agreement provides that GLB will acquire all of the stock of Maple Leaf. The acquisition will be accomplished by means of the merger of a subsidiary of GLB with and into Maple Leaf, which subsidiary has been formed by GLB for the sole purpose of carrying out the acquisition. The shareholders and warrant holders of Maple Leaf will become shareholders of GLB. See " - EFFECTIVE TIME." However, the acquisition will not occur unless the conditions to consummation of the acquisition are either satisfied or waived. The conditions to consummation of the acquisition that must be satisfied (or waived) include adoption of the Acquisition Agreement by the shareholders of Maple Leaf and receipt of all necessary regulatory approvals. See "CONDITIONS TO THE ACQUISITION THAT MUST BE SATISFIED OR WAIVED."

CONVERSION OF MAPLE LEAF COMMON STOCK AND WARRANTS INTO CASH AND GLB STOCK

         COMMON STOCK. When the acquisition is completed, each of your shares of Maple Leaf Class A and Class B common stock will automatically become the right to receive GLB common stock and cash.

         WARRANTS. When the acquisition is completed, each of your warrants to acquire Maple Leaf Class A and Class B common stock will also automatically become the right to receive shares of GLB common stock and cash. It is not necessary for you to exercise your warrants in order to receive cash and GLB common stock in the acquisition. In fact, holders of warrants are being asked to execute and return to Maple Leaf an agreement not to exercise their warrants. The agreement not to exercise warrants is attached to this Prospectus/Proxy Statement as Appendix D. If you exercise your warrants before the acquisition is completed, that will not change the kind or amount of consideration you receive in the acquisition. The cash you pay to exercise your warrant(s) would be returned to you without interest after completion of the acquisition, and the cash and GLB common stock consideration to be paid to you would continue to be calculated as if you had not exercised your warrant(s). Exercise of warrants might also have tax consequences that are less favorable than simply exchanging warrants directly for the cash and GLB common stock consideration.

         The amount of cash and the number of shares of GLB common stock you receive in exchange for your Maple Leaf common stock and warrants may change according to a formula in the Acquisition Agreement, depending principally upon changes in the market price of GLB common stock prior to completion of the acquisition. The formula is explained below. The amount of cash and the number of shares of GLB common stock you receive could also be influenced by other factors, such as the number of warrants, if any, exercised before the acquisition is completed, but Maple Leaf intends to disregard warrant exercises for purposes of calculating how much cash and how many shares of GLB common stock will be distributed to Maple Leaf shareholders and warrant holders.

         Changes in the cash and GLB common stock consideration received by each Maple Leaf shareholder and warrant holder will affect the distribution of the cash and stock consideration among Maple Leaf shareholders and warrant holders, but will not affect the total consideration received by all Maple Leaf shareholders and warrant holders as a group. The total consideration is fixed at $18 million in cash and 375,000 shares of GLB common stock. Although the Acquisition Agreement does provide for additional cash consideration payable by GLB if the acquisition is not completed by August 20, 1999, GLB and Maple Leaf have no reason to believe completion of the acquisition will be delayed that long.

         Rather than having each Maple Leaf shareholder and warrant holder elect whether to receive all cash, all shares or some combination of cash and shares, the Maple Leaf Board of Directors decided that the Acquisition Agreement should provide for each shareholder and warrant holder to receive the same proportion of cash and shares of GLB common stock. The Acquisition Agreement treats shares of Class A and Class B common stock equally insofar as their rights to acquisition consideration are concerned, but after consultation with Tucker Anthony the Maple Leaf Board of Directors decided that the Acquisition Agreement should take account of the separate warrant classes' values.

         One class of warrants was issued in 1991 at an exercise price of $625 per share (which are referred to in this Prospectus/Proxy Statement as "1991 WARRANTS"), and another class was issued in 1996 at an exercise price of $825 per share (which are referred to in this Prospectus/Proxy Statement as "1996 WARRANTS"). The shares of Maple Leaf were changed in 1998 from 18,000 authorized shares of one class of common stock to two classes of common stock, consisting of 18,000 authorized shares of Class A common stock and 18,000 authorized shares of Class B common stock, and an additional class of preferred stock, with 10,000 authorized shares. If you held one share of Maple Leaf common stock, one 1991 Warrant and one 1996 Warrant before the 1998 recapitalization, after the recapitalization:

         - your share of Maple Leaf common stock became one share of Class A common stock and one share of Class B common stock of Maple Leaf;

         - your 1991 Warrant became one 1991 Warrant to acquire one share of Class A common stock and one share of Class B common stock, exercisable at the same aggregate exercise price of $625 (or $312.50 for one share of each class); and

         - your 1996 Warrant became one 1996 Warrant to acquire one share of Class A common stock and one share of Class B common stock, exercisable at the same aggregate exercise price of $825 (or $412.50 for one share of each class).

         Accordingly, to distribute the cash and GLB common stock consideration proportionately among holders of Maple Leaf common stock, holders of 1991 Warrants and holders of 1996 Warrants, the Acquisition Agreement treats shares of Class A and Class B common stock equally, but it accounts separately for the two classes of warrants based on their exercise prices. Because the aggregate value of the fixed consideration ($18 million in cash and 375,000 shares of GLB common stock) will change as the price of GLB common stock changes until consummation of the acquisition, the final determination of the amount of cash and number of GLB shares that will be received by each Maple Leaf shareholder, each holder of 1991 Warrants and each holder of 1996 Warrants will not be made until the Effective Time of the acquisition.

         At the Effective Time, Maple Leaf and GLB will determine the value of the GLB common stock. Because the price of any stock can vary greatly from one day to the next, GLB and Maple Leaf will treat the value of GLB common stock over a period of twenty days prior to closing as the value of GLB common stock at closing, rather than using the price of GLB common stock on one and only one day of trading. More precisely, the twenty-day period will include twenty days on which actual trades of GLB common stock occurred and it will end on the seventh day immediately prior to consummation of the acquisition. The average value of the GLB common stock over that twenty-day period will be the "GLB CLOSING PRICE." The GLB Closing Price will then be used to determine the allocation of cash and GLB common stock among Maple Leaf shareholders, holders of 1991 Warrants and holders of 1996 Warrants.

         The allocation of the acquisition consideration among Maple Leaf shareholders and holders of warrants can be illustrated as follows:


                                        HOLDERS OF MAPLE LEAF     HOLDERS OF MAPLE LEAF     HOLDERS OF MAPLE LEAF
                                        COMMON STOCK RECEIVE      1991 WARRANTS RECEIVE     1996 WARRANTS RECEIVE      TOTAL (1)
If the GLB Closing Price is $10.00
per share:
         GLB common stock............        223,706 shares             50,710 shares            100,584 shares      375,000 shares
         Cash........................   $        10,737,924       $         2,434,060        $        4,828,016    $     18,000,000
If the GLB Closing Price is $11.00
per share:
         GLB common stock............        222,834 shares             50,864 shares            101,302 shares      375,000 shares
         Cash........................   $        10,696,032       $         2,441,462        $        4,862,506    $     18,000,000
If the GLB Closing Price is $12.00
per share:
         GLB common stock............        221,990 shares             51,013 shares            101,997 shares      375,000 shares
         Cash........................   $        10,655,535       $         2,448,619        $        4,895,846    $     18,000,000
If the GLB Closing Price is $13.00
per share:
         GLB common stock............        221,174 shares             51,157 shares            102,669 shares      375,000 shares
         Cash........................   $        10,616,366       $         2,455,540        $        4,928,094    $     18,000,000
If the GLB Closing Price is $14.00
per share:
         GLB common stock............        220,384 shares             51,297 shares            103,319 shares      375,000 shares
         Cash........................   $        10,578,461       $         2,462,238        $        4,959,301    $     18,000,000


---------------------

(1) If the GLB Closing Price is less than $8.00, Maple Leaf may elect to terminate the Acquisition Agreement. If Maple Leaf makes that election, GLB will have the right to increase the cash portion of the total acquisition consideration by an amount equal to (a) the difference between $8.00 and the GLB Closing Price per share multiplied by (b) 375,000. If GLB does so, Maple Leaf will be unable to terminate the Acquisition Agreement.

         GLB has designated National City Bank to act as exchange agent (the "EXCHANGE AGENT") for distribution of the acquisition consideration. You will have to surrender your Maple Leaf common stock certificates and warrant agreements to the Exchange Agent to receive cash and new certificates representing GLB common stock. This will not be necessary until you receive written instructions after we complete the acquisition. GLB will send you written instructions in the form of a "LETTER OF TRANSMITTAL" after we complete the acquisition.

         The Letter of Transmittal will contain detailed instructions explaining what you need to do to receive the cash and GLB common stock acquisition consideration. Please do not submit your Maple Leaf stock certificates or warrant agreements until you receive the Letter of Transmittal. Whether you are a Maple Leaf shareholder or warrant holder, you will be required to submit to the Exchange Agent a properly executed Letter of Transmittal along with your Maple Leaf stock certificate(s) and warrant agreement(s) to obtain issuance of a new stock certificate evidencing the shares of GLB common stock and cash to which you are entitled in the acquisition.

         MAPLE LEAF STOCK CERTIFICATES AND WARRANT AGREEMENTS SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL A MAPLE LEAF SHAREHOLDER OR WARRANT HOLDER HAS RECEIVED THE LETTER OF TRANSMITTAL. MAPLE LEAF STOCK CERTIFICATES AND WARRANT AGREEMENTS SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY.

RIGHTS OF HOLDERS OF MAPLE LEAF STOCK CERTIFICATES AND WARRANT AGREEMENTS PRIOR TO SURRENDER

         Once you surrender to the Exchange Agent a properly completed Letter of Transmittal accompanied by your Maple Leaf stock certificates and warrant agreements, you will receive in exchange the cash and GLB common stock certificate(s) representing the appropriate number of shares of GLB common stock to which you are entitled under the Acquisition Agreement.

         If a dividend or other distribution on GLB common stock is declared by GLB with a record date after the Effective Time, you will not receive that dividend or other distribution until you surrender your Maple Leaf stock certificate(s) or warrant agreement(s). If your Maple Leaf certificates are lost or destroyed, you must submit documentation acceptable to the Exchange Agent instead of the lost or destroyed certificates or warrant agreements. Any dividends or distributions withheld from you ultimately will be remitted to you when you deliver your Maple Leaf stock certificate(s) or warrant(s) (or substitute documentation if your certificates or warrant agreements are lost or destroyed), but they will be remitted to you without interest and less any taxes that may have been imposed. See " - LOST CERTIFICATES." Holders of unsurrendered certificates or warrant agreements will be entitled to vote after the Effective Time at any meeting of GLB shareholders, regardless of whether such holders have exchanged their certificates or warrant agreements.

LOST CERTIFICATES

         If you have lost or misplaced a certificate for shares of Maple Leaf common stock or if you have lost or misplaced your original warrant agreement(s), contact Lloyd V. Clemmer, Jr., Corporate Secretary, at Maple Leaf at (440) 564-9441, to begin the process of replacing the lost certificate or warrant agreement before the Effective Time. Procedures you should follow if you are unable to deliver your certificate(s) or warrant agreements will be explained in the Letter of Transmittal, but you will find it easier to complete the exchange process if you obtain a replacement certificate(s) or warrant agreement from Maple Leaf before the Effective Time.

NO FRACTIONAL SHARES OF GLB COMMON STOCK WILL BE ISSUED

         No fractional shares of GLB common stock will be issued in the acquisition. If you would otherwise be entitled to a fraction of one whole share of GLB common stock, you will be paid the cash value (without interest) of such fraction, which will be equal to such fraction multiplied by the average price of GLB common stock over a period of five trading days immediately prior to the Effective Time.

NO EFFECT ON GLB COMMON STOCK

         Each outstanding share of GLB common stock will remain outstanding as one share of common stock of GLB, the company resulting from the acquisition. GLB shareholders do not need to surrender their shares or exchange them for new ones.

CONDUCT OF GLB'S BUSINESS UNTIL COMPLETION OF THE ACQUISITION

         GLB has promised in the Acquisition Agreement that it will conduct its business in a manner that does not delay the Effective Time of the acquisition and that does not materially interfere with GLB's ability to consummate the acquisition. GLB has very limited operations independent of Great Lakes Bank. Therefore, GLB has made the foregoing promise in the Acquisition Agreement on its own behalf and on behalf of Great Lakes Bank.

CONDUCT OF MAPLE LEAF'S BUSINESS UNTIL COMPLETION OF THE ACQUISITION

         Maple Leaf has promised in the Acquisition Agreement (both on its own behalf and behalf of Geauga Savings Bank) to conduct its business in the ordinary course, substantially consistent with its practices in effect on November 24, 1998, the date the Acquisition Agreement was signed. In addition, the Acquisition Agreement restricts Maple Leaf from engaging in certain transactions during the period from November 24, 1998 until the Effective Time. These restrictions apply to the following actions, among others:

         - amending, repealing or modifying the Articles of Incorporation or Code of Regulations of Maple Leaf, or comparable organizational documents of Geauga Savings Bank;

         - without first consulting with GLB, entering into any loan or credit commitment with any person or entity if such loan or commitment would exceed

                  -        $5,000 as an unsecured loan or investment

                  - $5,000 as a residential, commercial or commercial real estate loan not fully secured by real estate, or

                  - $500,000 as a residential, commercial or commercial real estate loan, except that Maple Leaf and Geauga Savings Bank may honor contractual obligations in existence on November 24, 1998, and Geauga Savings Bank may continue making fully secured automobile loans;

         - entering into any venture capital or similar investment, other than the purchase of mortgage-backed securities (Freddie Mac, Fannie Mae or Ginnie Mae);

         - selling, assigning or disposing of branch offices or other material properties or assets to a third party, or purchasing or acquiring from a third party branch offices or assets constituting another line of business or other properties or assets outside of the ordinary course of business;

         - entering into any transaction, agreement or commitment outside the ordinary course of business if the transaction, agreement or commitment is material to Maple Leaf and Geauga Savings Bank taken as a whole;

         - issuing or selling any capital stock or other securities (with certain limited exceptions, including issuance of Class A common stock and Class B common stock upon exercise of 1991 Warrants or 1996 Warrants outstanding on November 24, 1998);

         - acquiring beneficial ownership of any class of equity securities of any corporation;

         - declaring a dividend (excluding dividends declared and payable by Geauga Savings Bank to Maple Leaf) or making a change in dividend policy; and

         - adopting or amending (with certain limited exceptions) any employee compensation, bonus, or benefit plans, except in accordance with past practice, but in no event in an amount in excess of three percent (3%) of total annual compensation.

NO SOLICITATION OF ALTERNATIVE ACQUISITION TRANSACTIONS

         Maple Leaf has promised GLB that Maple Leaf and Geauga Savings Bank will not solicit or negotiate any proposals or offers from any person to acquire Maple Leaf or Geauga Savings Bank, to acquire any material amount of their assets or to acquire any of their equity securities. However, Maple Leaf and Geauga Savings Bank may negotiate with any person making an unsolicited proposal if (i) the Board of Directors of Maple Leaf (after consultation with legal counsel) determines that such action is necessary to fulfill the Board of Director's fiduciary duties and obligations to the Maple Leaf shareholders and other constituencies, and (ii) Maple Leaf provides immediate written notice to GLB stating that Maple Leaf intends to furnish information to or enter into discussions or negotiations with such a person or entity. In addition, the Acquisition Agreement provides that the Maple Leaf Board of Directors may not withdraw or modify its recommendation to the Maple Leaf shareholders after Maple Leaf receives an alternative acquisition proposal unless the Board of Directors of Maple Leaf (after consultation with legal counsel) determines that such action is required to fulfill the Board of Director's fiduciary duties and obligations to the Maple Leaf shareholders and other constituencies. The Board of Directors of Maple Leaf is recommending unanimously that the holders of Maple Leaf common stock vote in favor of adoption of the Acquisition Agreement at the Maple Leaf Special Meeting.

         If the Board of Directors accepts an acquisition proposal of the kind described in the preceding paragraph (acquisition of a material amount of assets, acquisition of Maple Leaf or Geauga Savings Bank equity securities, merger or business consolidation), Maple Leaf must pay to GLB cash in the amount of $2,250,000. This obligation would apply solely to an acquisition proposal accepted by Maple Leaf or Geauga Savings Bank prior to December 31, 1999.

CONDITIONS TO THE ACQUISITION THAT MUST BE SATISFIED OR WAIVED

         CONDITIONS FOR BOTH GLB AND MAPLE LEAF. Our obligation to consummate the acquisition is subject to the fulfillment or waiver of a number of conditions, including the following:

         - the Acquisition Agreement shall have been approved and adopted by the necessary vote of Maple Leaf shareholders;

         - all necessary consents and approvals of governmental agencies shall have been received. For this purpose, a consent or approval imposing conditions or requirements that would have a material adverse effect on the economic and business benefits GLB anticipates in the acquisition would have the same effect as failure to obtain consent or approval;


         - no restraining order or injunction prohibiting the acquisition shall be in effect; and





         - Maple Leaf's counsel shall have delivered to Maple Leaf and GLB an opinion to the effect that neither GLB nor Maple Leaf will recognize gain or loss as a result of the acquisition.

         CONDITIONS FOR GLB. The obligation of GLB to consummate the acquisition is also subject to the fulfillment or waiver of customary conditions, such as the following:

         - there shall not have been any material adverse change in the financial condition, results of operations or business of Maple Leaf and Geauga Savings Bank after November 24, 1998;


         - shareholders of Maple Leaf holding less than 10% of the Maple Leaf common stock shall have exercised dissenters' rights under Ohio law; and


         - no litigation shall have been initiated that challenges or seeks to prevent or delay the acquisition or that seeks to impose material limitations on GLB's ability to exercise its full rights of ownership of the assets or business of Maple Leaf.

         CONDITIONS FOR MAPLE LEAF. The obligation of Maple Leaf to consummate the acquisition is also subject to the fulfillment or waiver of customary conditions, including the following:

         - there shall not have been any material adverse change in the financial condition, results of operations or business of GLB and Great Lakes Bank; and

         - no litigation shall have been initiated that challenges or seeks to prevent or delay the acquisition.

REGULATORY APPROVALS

         The acquisition may not be consummated unless we receive regulatory approvals. Approvals must be obtained from the Board of Governors of the Federal Reserve System and the Ohio Division of Financial Institutions. We have submitted applications for these approvals, but the approvals have not yet been granted. The acquisition may not be consummated until these regulatory approvals are received and at least until the 15th day after approval is received from the Board of Governors of the Federal Reserve System. GLB must also seek approval of the subsidiary merger (the merger of Geauga Savings Bank into Great Lakes Bank) from the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.


         Based on discussions with Federal Reserve, FDIC and Division of Financial Institutions officials concerning GLB's and Great Lakes Bank's applications, GLB expects that a condition of regulatory approval will be that Great Lakes Bank have Tier 1 leverage capital of 7% or more. See, "SUPERVISION AND REGULATION - CAPITAL."


ACTIONS REQUIRED FOR REGULATORY APPROVAL

         We have undertaken in the Acquisition Agreement to use diligent efforts to resolve any objections to the acquisition asserted by the Board of Governors of the Federal Reserve System, the United States Department of Justice or any other governmental entity (including, without limitation, objections under any antitrust or banking laws). If a lawsuit is threatened or instituted challenging the acquisition under the antitrust laws, we are required by the Acquisition Agreement to use diligent efforts to avoid the filing of such lawsuit and to resist or resolve the lawsuit. We are also required by the Acquisition Agreement to use diligent efforts to take any other actions that may be required (a) by the Board of Governors of the Federal Reserve System, the Department of Justice or any other governmental entity to resolve any objections they may have to the acquisition, or (b) by any federal or state court of the United States to prevent or resolve any injunction or order that would prevent consummation of the acquisition under the antitrust laws.

WAIVER OF CONDITIONS, AMENDMENT OR TERMINATION OF THE ACQUISITION AGREEMENT


         WAIVER. Either GLB or Maple Leaf may extend the time for the performance of the other party's obligations under the Acquisition Agreement. Likewise, either of us may waive inaccuracies in the representations or warranties of the other party contained in the Acquisition Agreement, waive compliance with the conditions or covenants of the other party contained in the Acquisition Agreement, or waive or modify performance of the obligations of the other party under the Acquisition Agreement. However, the acquisition cannot be completed unless the approvals of the Board of Governors of the Federal Reserve System and certain other regulatory authorities are obtained and unless the shareholders of Maple Leaf adopt the Acquisition Agreement by the necessary vote. See, " - REGULATORY APPROVALS" and "SPECIAL MEETING OF MAPLE LEAF SHAREHOLDERS - VOTE REQUIRED."


         AMENDMENT. We may amend the Acquisition Agreement either before or after the Maple Leaf shareholders adopt the Acquisition Agreement. However, an amendment after adoption of the Acquisition Agreement by Maple Leaf shareholders may not (a) alter the amount or change the form of the consideration contemplated by the Acquisition Agreement or (b) alter or change any term of the articles of incorporation of GLB.

         TERMINATION. We may terminate the Acquisition Agreement at any time prior to the Effective Time, whether before or after adoption of the Acquisition Agreement by Maple Leaf shareholders, under the following circumstances:

         -        by mutual agreement of GLB and Maple Leaf;

         - by either of GLB and Maple Leaf if the acquisition is not consummated on or before December 15, 1999 (but the party seeking to terminate the Acquisition Agreement may not do so if it is in material breach of its obligations under the Acquisition Agreement);

         - by either of GLB and Maple Leaf if any regulatory agency has denied approval of the acquisition;


         - by either of GLB and Maple Leaf if the other party is in material breach of any representation or promise contained in the Acquisition Agreement, unless the breach is cured within 30 days; and


         - by Maple Leaf at any time before the second full day immediately preceding the date on which the acquisition is consummated, if three conditions exist:

                  (1)      the GLB Closing Price is less than $8.00;

                  (2) since November 24, 1998, the price of GLB common stock has not changed on a basis consistent with changes in an index of bank stocks (as explained below); and

                  (3) GLB decides not to pay additional cash consideration in the acquisition in an amount equal to (a) the difference between $8.00 and the GLB Closing Price
                           (b) multiplied by 375,000.

                           The provision described immediately above is intended
                  to create some price protection for Maple Leaf shareholders and warrant holders. That is, the value of the 375,000 shares of GLB common stock could change substantially before the acquisition is consummated. If the price of GLB common stock declines dramatically (to less than $8.00 per share), the termination provision described immediately above could enable Maple Leaf shareholders and warrant holders to obtain additional cash consideration in an amount approximating the lost value of GLB common stock. However, this would not apply if all bank stocks included in the index declined on a basis comparable to the decline in GLB's common stock value. According to Section 8.1(g) of the Acquisition Agreement, the bank stocks included in the index are all Ohio-headquartered banks whose stocks are publicly traded on a national securities exchange or on Nasdaq (either the Nasdaq National Market or the Nasdaq SmallCap Market).

         EXPENSES. Generally, each of GLB and Maple Leaf is responsible for its own acquisition-related costs and expenses. However, we have agreed to share the cost of the tax opinion to be provided by Maple Leaf's legal counsel. If the Acquisition Agreement is terminated by Maple Leaf or GLB because of the material breach by the other party of any representation, warranty, covenant, undertaking or restriction contained in the Acquisition Agreement, and if the terminating party is not in material breach of any representation, warranty, covenant, undertaking or restriction contained in the Acquisition Agreement, then the breaching party will be required to pay all costs and expenses of the terminating party, including printing, mailing and related fees, as well as fees for financial advisors, accountants and legal counsel.

EFFECTIVE TIME

         When all conditions to completing the acquisition have been satisfied (or waived), we will file a Certificate of Merger with the Secretary of State of the State of Ohio. The acquisition will become effective when the Certificate of Merger is filed with the Ohio Secretary of State. The Certificate of Merger will provide for the merger of a subsidiary of GLB formed solely for the purpose of accomplishing the acquisition, named "GLB Acquisition Subsidiary, Inc.," with and into Maple Leaf. Maple Leaf will be the surviving corporation in that merger, but it will then be a wholly owned subsidiary of GLB. The separate corporate existence of "GLB Acquisition Subsidiary, Inc." will terminate at that time. The Effective Time will occur as promptly as practicable after the date all of the conditions to the acquisition are satisfied (or waived) or on such other date as we may agree. GLB currently expects that the acquisition will be completed during the second quarter of 1999, but delays in obtaining the necessary regulatory approvals could delay completion of the acquisition.

INTERESTS OF DIRECTORS AND OFFICERS IN THE ACQUISITION THAT DIFFER FROM YOUR INTERESTS


         DIRECTORS AND OFFICERS. Mr. Richard T. Flenner, Jr. is the President and Chief Executive Officer of GLB and Great Lakes Bank. He will continue to serve as President and Chief Executive Officer of GLB and Great Lakes Bank after the acquisition. The persons currently serving as directors of GLB will continue to serve on the Board of Directors of GLB as the surviving entity. Ms. Betty L. Kimbrew is President of Maple Leaf and Geauga Savings Bank and a director of each of those companies. She has been nominated for election as a director of GLB at GLB's 1999 Annual Meeting of Shareholders. She will also serve as Senior Vice President - Corporate Development of GLB after the acquisition under an employment agreement having a term of one year. Mr. Howard Amster, a director of each of Maple Leaf and Geauga Savings Bank and the largest shareholder of Maple Leaf, has also been nominated for election to the GLB Board of Directors at the 1999 Annual Meeting of GLB Shareholders, which will be held on May 18, 1999. Ms. Kimbrew's and Mr. Amster's service as directors of GLB will not commence until the acquisition has become effective. Under the terms of GLB's 1998 Stock Option and Incentive Plan, Mr. Amster will receive automatically an option to acquire 200 shares of GLB common stock at the fair market value on the date of grant.


         EMPLOYMENT AND SEVERANCE ARRANGEMENTS. Geauga Savings Bank entered into an employment agreement on January 1, 1997 with Ms. Betty L. Kimbrew, its President. With an original term of three years, the employment agreement has been renewed annually, extending the term of the agreement for one additional year. In addition to base salary, the employment agreement provides for payment of an annual bonus to Ms. Kimbrew, provided certain income goals stated in the employment agreement are achieved. The employment agreement provides that 75% of the annual bonus is payable in cash, and 25% in stock (at a discounted valuation) of Geauga Savings Bank (or, since formation of Maple Leaf and the subsequent completion in 1997 of the holding company reorganization of Geauga Savings Bank, stock of Maple Leaf). Maple Leaf also adopted a restricted stock bonus plan in 1998. Under the restricted stock bonus plan, shares of Maple Leaf common stock have been awarded to employees of Maple Leaf and Geauga Savings Bank, including Ms. Kimbrew and Mr. Lloyd V. Clemmer, Treasurer of Geauga Savings Bank. The shares awarded under the restricted stock program become vested over a three-year period, and are subject to partial or total forfeiture if the employee's service is terminated before the end of the three-year period.

         Maple Leaf intends to purchase the restricted stock awards from the recipients thereof, at an aggregate cost of approximately $20,000, and no further restricted stock awards will be made under the restricted stock bonus plan. Maple Leaf has also accrued an expense of $25,000 for bonuses to be paid in recognition of employees' performance in the 1998 fiscal year. The bonuses to be paid with respect to the 1998 fiscal year will be paid in cash.

         Total severance payments expected to be made to Mr. Clemmer, Geauga Savings Bank's and Maple Leaf's Treasurer, are $50,000. Total severance payments expected to be made to Ms. Kimbrew are $244,000, including severance of $150,000, a payment of $25,000 pursuant to the terms of her employment agreement and $69,000 in satisfaction of any contractual rights under her employment agreement. These figures are exclusive of Mr. Clemmer's and Ms. Kimbrew's portions of the anticipated $20,000 purchase price of restricted stock awards. GLB has also agreed to a severance arrangement for other Maple Leaf and Geauga Savings Bank employees. If the other employees are terminated by GLB within six months after completion of the acquisition, they would be entitled to severance payments in cash. The total payments under these severance arrangements for other employees is not expected to exceed approximately $192,000.

         Employees of GLB and Great Lakes Bank are and will remain "at will" employees. Employees of Maple Leaf and Geauga Savings Bank who become employees of GLB and Great Lakes Bank will also be "at will" employees, except that GLB and Betty L. Kimbrew have entered into an employment agreement whereby she will serve as Senior Vice President - Corporate Development upon completion of the acquisition. Employees of Maple Leaf and Geauga Savings Bank who become employees of GLB and Great Lakes Bank will also be eligible to participate in GLB's and Great Lakes Bank's employee benefit plans on the same basis as existing GLB and Great Lakes Bank employees. However, prior service with Maple Leaf and Geauga Savings Bank generally will be credited to such persons for eligibility and vesting purposes under the GLB and Great Lakes Bank plans.

         INDEMNIFICATION AND DIRECTORS' AND OFFICERS' LIABILITY INSURANCE. Indemnification of directors, officers and employees of Maple Leaf and Geauga Savings Bank will be provided by GLB for the first four years after completion of the acquisition. For up to three years after the Effective Time, GLB has agreed to maintain the insurance policies of Maple Leaf covering directors' and officers' liability for claims arising from factors or events that occurred before the Effective Time. Maple Leaf has undertaken in the Acquisition Agreement to ensure that its directors' and officers' liability insurance coverage specifically includes coverage for liabilities under the securities laws and liabilities arising out of the Acquisition Agreement.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         PRICE RANGE OF COMMON STOCK. Shares of GLB common stock are authorized for trading on the Nasdaq SmallCap Market. On November 24, 1998, the last trading day before we announced the acquisition, GLB common stock closed at $14 per share. Maple Leaf common stock and warrants to acquire Maple Leaf common stock are not publicly traded and no established market for those securities exists. Any trading that occurs in Maple Leaf common stock and warrants is the result of privately negotiated transactions. The following table shows the high and low sales prices of GLB common stock since public trading of GLB common stock began.


                                                                         GLB COMMON STOCK PRICE
                                                                         HIGH               LOW
                                                                    ---------------    --------------
1998:
         Second Quarter (from May 19, 1998)........................ $         17.50    $        13.25
         Third Quarter............................................. $         14.06    $        11.00
         Fourth Quarter............................................ $         14.75    $        10.25
1999:
         First Quarter............................................. $         12.25    $        10.00
         Second Quarter (through April 12, 1999)................... $         10.50    $       10.375


         DIVIDENDS. Neither GLB nor Maple Leaf has paid any cash dividends or made other cash distributions to its shareholders, and neither expects to declare or pay any such cash dividends or other cash distributions for the foreseeable future. The ability of either GLB or Maple Leaf to pay dividends to its shareholders is subject to bank regulatory restrictions. Because of Ohio bank law dividend restrictions and a $6 million special dividend for which Great Lakes Bank is seeking regulatory approval from the Ohio Division of Financial Institutions, Great Lakes Bank may be unable to pay additional dividends to GLB for the remainder of 1999 and for the following two years, unless further approval of the Ohio Division of Financial Institutions is obtained.
See, "SUPERVISION AND REGULATION - LIMITS ON DIVIDENDS AND OTHER PAYMENTS."

FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of the material federal income tax consequences of the acquisition to the existing shareholders and warrant holders of Maple Leaf and to Maple Leaf and GLB. The following discussion is not a complete analysis of all potential tax effects of the acquisition to shareholders and warrant holders of Maple Leaf and to Maple Leaf and GLB. This summary is based upon current law, which is subject to change.

         Approximately 80% of the acquisition consideration received by the holders of Maple Leaf's stock and warrants will be cash. GLB common stock will comprise the remaining 20% of the consideration. This acquisition consideration ratio of 80% cash - 20% stock fails to satisfy the "continuity of shareholder interest" requirement for treatment of the acquisition as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and the administrative and judicial interpretation thereof. Therefore, for federal income tax purposes, the acquisition is a so-called "taxable reverse subsidiary merger." This means that the acquisition will be treated for federal income tax purposes as a purchase by GLB of the Maple Leaf stock and warrants held by Maple Leaf's shareholders and warrant holders. Since the acquisition will be treated as a taxable purchase and sale transaction (despite the transaction's implementation as a state-law merger), each Maple Leaf shareholder or warrant holder will recognize gain or loss measured by the difference between (a) the amount of cash received and the fair market value of the GLB common stock received, and (b) the tax basis in the Maple Leaf shares or warrants. This gain or loss will be capital gain or loss if the Maple Leaf shares or warrants were held by such shareholder or warrant holder as a capital asset (e.g., held for investment) at the time of the acquisition. Such capital gain or loss will constitute long-term capital gain or loss if the holding period of such shareholder or warrant holder for his or her Maple Leaf shares or warrants exceeds 1 year at the time of the acquisition. Since the acquisition will treated for federal income tax purposes as a purchase and sale transaction between GLB as purchaser and the shareholders and warrant holders of Maple Leaf as sellers, neither Maple Leaf nor GLB will recognize gain or loss as a result of the acquisition, despite their participation in the transaction under state merger law. Similarly, the acquisition will not cause GLB's existing shareholders to recognize any gain or loss for federal income tax purposes.

         Maple Leaf's warrants are to be exchanged for cash and GLB stock as a part of the transaction. Holders of warrants have a basis in those warrants. If the warrants were acquired by purchase, then the basis is the purchase price of those warrants. If the warrants were received by reason of a distribution on Maple Leaf Stock, then the basis of the original stock must be allocated between that stock and the warrants in proportion to their respective fair market values as of the date of the distribution. Warrants held as investment assets will produce capital gain or loss upon their sale. If the warrants have been held more than one year, they will produce long-term capital gain or loss. If the warrants were received in a distribution on stock, the holder of the warrants is entitled to add to his or her warrant holding period the prior period during which he or she held the original stock. If the warrants were purchased, the holding period begins on the date of purchase. If any Maple Leaf warrant holders elected to exercise their warrants prior to the acquisition transaction and exchange their warrants for Maple Leaf stock, the holding period for the Maple Leaf stock does not include the period during which he or she held the warrant.

         If a Maple Leaf shareholder dissents to the acquisition and receives solely cash in exchange for such shareholder's shares, such cash will be treated as having been received by such shareholder as a distribution in redemption of such shareholder's shares, subject to the provisions and limitations of Section 302 of the Internal Revenue Code. The federal income tax consequences to a dissenting Maple Leaf shareholder depend upon whether the receipt of cash in redemption of such a shareholder's shares is treated as an "exchange" or as a dividend pursuant to Section 302 of the Code. If the redemption is treated as an exchange under Section 302(a) of the Code, such shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the shares so redeemed. This gain or loss will be capital gain or loss if the shares were held by such shareholder as a capital asset at the time of the redemption. Such capital gain or loss will constitute long-term capital gain or loss if the holding period of such shareholder for his or her Maple Leaf shares exceeds 1 year at the time of the redemption. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by such shareholder will be treated as ordinary income to the extent of the current or accumulated earnings and profits per share of Maple Leaf.

         Under the tests of Section 302 of the Code, the redemption of a dissenting Maple Leaf shareholder's shares generally will be treated as a dividend unless the redemption (i) results in a "complete termination" of such shareholder's direct or indirect stock interest in Maple Leaf under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to such shareholder under Section 302(b)(2) of the Code or (iii) is "not essentially equivalent to a dividend" with respect to such shareholder under
Section 302(b)(1) of the Code. The characterization of the redemption of a dissenting Maple Leaf shareholder's shares as an exchange or a dividend is dependent upon the factual circumstances of each shareholder, and may involve consideration of Maple Leaf shares owned by persons from whom ownership is attributed to such dissenting shareholder under the rules of Section 318 of the Code. Any dissenting shareholders are urged to consult their tax advisors in this respect.

         We have received an opinion of Maple Leaf's legal counsel concerning the tax consequences of the acquisition. In summary terms, the opinion concerning tax consequences states that, assuming that the acquisition is consummated in accordance with the Acquisition Agreement, as amended:

         (1) The acquisition will be treated for federal income tax purposes as a taxable purchase by GLB of the stock and warrants of Maple Leaf from the Maple Leaf shareholders and warrant holders.

         (2) Each Maple Leaf shareholder and warrant holder will recognize gain or loss as a result of the acquisition, measured by the amount of cash and fair market value of the GLB common stock received less the basis in the Maple Leaf shares and warrants. This gain or loss will be capital gain or loss if the Maple Leaf shares or warrants were held by the holder thereof as a capital asset at the time of the acquisition. Such capital gain or loss will constitute long-term capital gain or loss if the holding period of such shareholder or warrant holder for his or her Maple Leaf shares or warrants exceeds 1 year at the time of the acquisition.

         (3) Since the acquisition will be treated for federal income tax purposes as a purchase and sale transaction between GLB as purchaser and the shareholders and warrant holders of Maple Leaf as sellers, neither Maple Leaf nor GLB will recognize gain or loss as a result of the acquisition, despite their participation in the transaction under state merger law.

         (4) Cash received by those Maple Leaf shareholders, if any, who exercise dissenters' rights will be treated as a distribution in redemption of the shares surrendered upon exercise of dissenters' rights, which may result in realization by the dissenting shareholders of capital gain or loss or ordinary income, depending upon each dissenting shareholder's particular situation.

         THE FOREGOING IS A SUMMARY OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED ACQUISITION UNDER THE INTERNAL REVENUE CODE. THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY. IT DOES NOT DISCUSS THE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS OF WARRANT HOLDERS HAVING SPECIAL SITUATIONS. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION TO YOU, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF GLB COMMON STOCK.

ACCOUNTING TREATMENT OF THE ACQUISITION


         Upon consummation of the acquisition, GLB will account for the transaction as a "purchase," in accordance with generally accepted accounting principles. All of the assets and liabilities of Maple Leaf will be recorded in GLB's consolidated financial statements at their estimated fair value at the Effective Time. The amount by which the aggregate acquisition consideration paid by GLB exceeds the fair value of the net assets acquired by GLB through the acquisition will be recorded as goodwill. Based on preliminary purchase accounting estimates, GLB currently expects that the acquisition will result in identifiable intangibles and goodwill of approximately $13.6 million. Identifiable intangibles and goodwill will be amortized on a straight-line basis over an average of 15 years. GLB's consolidated financial statements will include the operations of Maple Leaf after the Effective Time. The unaudited pro forma financial statements included in this Prospectus/Proxy Statement reflect the acquisition using the purchase method of accounting. See, "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."


RESALES OF GLB COMMON STOCK RECEIVED IN THE ACQUISITION

         The GLB common stock that will be issued in the acquisition will be freely transferable, except for shares issued to persons who are affiliates of Maple Leaf. The term "affiliate" is defined in Rule 144 of the Securities Act. A director or executive officer of Maple Leaf could be deemed to be an affiliate of Maple Leaf. Affiliates may not sell, pledge, transfer or otherwise dispose of the shares of GLB common stock issued to them in exchange for their shares of Maple Leaf common stock and warrants unless the requirements of Rule 145(d) are satisfied or unless the sale, pledge, transfer, or disposition is otherwise in compliance with the Securities Act and the rules and regulations promulgated thereunder.

         This Prospectus/Proxy Statement does not cover any reoffers or resales of GLB common stock received by affiliates of Maple Leaf.

         GLB has undertaken in the Acquisition Agreement to ensure that the 375,000 shares of GLB common stock to be issued in the acquisition to Maple Leaf shareholders and warrant holders are authorized by The Nasdaq Stock Market, Inc. for trading on the Nasdaq SmallCap Market.

GLB'S ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

         The Articles of Incorporation of GLB in effect immediately prior to the acquisition will be the articles of incorporation of GLB as the acquiring corporation after the acquisition. The Code of Regulations of GLB in effect immediately prior to the acquisition will be the regulations of GLB after the acquisition.

YEAR 2000 COMPLIANCE

         The Acquisition Agreement provides that GLB and Maple Leaf will cooperate with each other to prepare for integration of their operations. When all of the conditions to the acquisition are satisfied (or waived), the Acquisition Agreement will allow GLB to compel Maple Leaf and Geauga Savings Bank to take such actions as GLB believes to be necessary to ensure that Maple Leaf and Geauga Savings Bank's mission- critical systems are Year 2000 compliant.

                        RIGHTS OF DISSENTING SHAREHOLDERS

         Holders of Maple Leaf common stock are entitled to exercise dissenters' rights under Section 1701.84 of the Ohio Revised Code. Warrant holders are not entitled in their capacities as warrant holders to exercise dissenters' rights. A shareholder of Maple Leaf will be entitled to relief as a dissenting shareholder if and only if he or she complies strictly with all of the procedural and other requirements of Section 1701.85 of the Ohio Revised Code. A copy of Section 1701.85 of the Ohio Revised Code is attached hereto as Appendix
C. The following summary does not purport to be a complete statement of the method of compliance with Section 1701.85. The following summary is qualified in its entirety by reference to the copy of Section 1701.85 attached hereto as Appendix C.


         A Maple Leaf shareholder who wishes to perfect his rights as a dissenting shareholder if the Acquisition Agreement is adopted:



         (a) must have been a holder of the Maple Leaf common stock as to which he seeks relief as of the April 9, 1999 record date;


         (b) must not have voted his Maple Leaf common stock in favor of adoption of the Acquisition Agreement; and

         (c) must deliver to Maple Leaf, not later than ten days after the Special Meeting, a written demand for payment of the fair cash value of the shares as to which he seeks relief. This written demand must state the name of the shareholder, his address, the number and class of shares as to which he seeks relief, and the amount claimed as the fair cash value thereof.

         A vote against adoption of the Acquisition Agreement will not satisfy the requirements of a written demand for payment. Any written demand for payment must be mailed or delivered to Maple Leaf Financial, Inc., 10800 Kinsman Road, Newbury, Ohio 44065, Attention: Lloyd V. Clemmer, Jr., Corporate Secretary. Because the written demand must be delivered within the ten-day period following the Maple Leaf Special Meeting, Maple Leaf recommends that a shareholder using the mails use certified or registered mail, return receipt requested, to confirm that he has made a timely delivery.

         If Maple Leaf sends the dissenting shareholder at the address specified in his demand a request for the certificate(s) representing his shares, the shareholder must deliver the certificate(s) within 15 days of the sending of such request. Maple Leaf may endorse the certificate(s) with a legend to the effect that the shareholder has demanded the fair cash value of the shares represented by the certificate(s). Failure to deliver the certificate(s) within 15 days of the request terminates the shareholder's rights as a dissenting shareholder. Maple Leaf must notify the shareholder of its election to terminate his rights as a dissenting shareholder within 20 days after the lapse of the 15 day period.

         Unless the dissenting shareholder and Maple Leaf agree on the fair cash value per share of the Maple Leaf common stock, either may, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Geauga County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

         Fair cash value: (a) will be determined as of the day prior to Maple Leaf Special Meeting, (b) will be the amount a willing seller and willing buyer would accept or pay with neither being under compulsion to sell or buy, (c) will not exceed the amount specified in the shareholder's written demand, and (d) will exclude any appreciation or depreciation in market value resulting from the acquisition. The court shall make a finding as to the fair cash value of a share and render judgment against Maple Leaf for its payment with interest at such rate and from such date as the court considers equitable. The costs of proceedings will be assessed or apportioned as the court considers equitable.


         The rights of any dissenting shareholder will terminate if (a) he has not complied with Section 1701.85, unless Maple Leaf by its Board of Directors waives such failure, (b) Maple Leaf abandons or is finally enjoined or prevented from carrying out, or the shareholders of Maple Leaf rescind their adoption of, the acquisition, (c) the dissenting shareholder withdraws his written demand, with the consent of Maple Leaf, by its Board of Directors, or (d) Maple Leaf and the dissenting shareholder shall not have agreed upon the fair cash value per share of the Maple Leaf common stock, respectively, and neither shall have timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the shares. For a discussion of the tax consequences to a shareholder exercising dissenters' rights, see "TERMS OF THE ACQUISITION - FEDERAL INCOME TAX CONSEQUENCES."


         Because a proxy that does not contain voting instructions will be voted for adoption of the Acquisition Agreement, a shareholder who wishes to exercise his dissenters' rights must either not sign and return his proxy or, if he signs and returns his proxy, vote against or abstain from voting on the adoption of the Acquisition Agreement.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         The following unaudited pro forma consolidated balance sheet as of December 31, 1998, and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1998, have been prepared to reflect the proposed acquisition between GLB and Maple Leaf. The pro forma consolidated balance sheet assumes the acquisition was consummated on December 31, 1998. The pro forma condensed consolidated statement of income reflects the consolidated historical results of operations of GLB and Maple Leaf for the year ended December 31, 1998, and the adjustments which are described in the notes to the pro forma statements.


         The pro forma adjustments are based on estimates made to reflect the acquisition using the purchase method of accounting. Estimates of the fair value of loans, investments, and deposits are subject to change when the effective date occurs and a more thorough and exact evaluation can be made of the entire balance sheet. Therefore, actual adjustments may differ from those made to the unaudited pro forma financial statements. The unaudited pro forma financial information is intended for informational purposes and is not necessarily indicative of the future financial position of the consolidated company.

         The combined company expects to achieve substantial cost savings in the reduction of duplicate operations. These estimated savings are not reflected in the pro forma statements of operations. However, GLB can give no assurance as to actual cost savings in future operations. These pro forma financial statements should be read in conjunction with the historical financial statements and related notes of GLB and Maple Leaf included elsewhere in this Prospectus/Proxy Statement.

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                                                               December 31, 1998
                                                ---------------------------------------------------------------------
                                                                                                        GLB PRO FORMA
                                                      GLB        MAPLE LEAF      PRO FORMA              CONSOLIDATED
                                                   12/31/98       12/31/98     ADJUSTMENTS       NOTE     12/31/98
                                                -------------   ------------   ------------    -------  -------------
ASSETS:
   Cash and due from banks ...................   $  3,606,939   $    363,284   $                        $  3,970,223
   Federal funds sold ........................     30,534,573      3,897,178    (18,000,000)     1(A)     16,431,751
                                                 ------------   ------------   ------------             ------------
         Total cash and cash equivalents .....     34,141,512      4,260,462    (18,000,000)              20,401,974
   Investment securities available for sale ..      2,802,711              0      2,802,711
   Mortgage pool securities available for sale              0     19,595,193                     1(C)     19,595,193
   Investment securities held to maturity ....      2,007,742              0                               2,007,742
   Loans, net of allowance for loan losses ...     60,330,461     87,561,313      2,621,687      1(D)    150,513,461
   Stock in FHLB Cincinnati, at cost .........        459,000      2,439,700                               2,898,700
   Premises and equipment, net ...............      2,704,255        192,583                               2,896,838
   Intangibles, net ..........................        692,024              0     12,397,114      1(F)     13,089,138
   Other assets ..............................        730,308      1,096,713      1,827,021
                                                 ------------   ------------   ------------             ------------
         Total Assets ........................   $103,868,013   $115,145,964   $ (2,981,199)            $216,032,778
                                                 ============   ============   ============             ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
   Non-interest bearing demand deposits ......   $ 12,886,078   $  1,057,237                            $ 13,943,315
   Interest bearing demand deposits ..........      7,154,389      4,704,361                              11,858,750
   Savings accounts ..........................     35,144,171      7,047,175                              42,191,346
   Certificates ..............................     13,470,488     43,897,825      1,370,402      1(E)     58,738,715
                                                 ------------   ------------   ------------             ------------
         Total deposits ......................     68,655,126     56,706,598      1,370,402              126,732,126
   Advances from the FHLB ....................      9,000,000     47,948,279                              56,948,279
   Letter of credit payable ..................              0                                    1(G)              0
   Accrued expenses and other liabilities ....        781,235      1,639,486                               2,420,721
                                                 ------------   ------------   ------------             ------------
         Total liabilities ...................     78,436,361    106,294,363      1,370,402              186,101,126
SHAREHOLDERS' EQUITY:
   COMMON STOCK ..............................      5,334,765      3,898,452     (3,898,452)     1(B)      5,334,765
   ADDITIONAL PAID IN CAPITAL ................     19,152,715              0              0      1(B)     19,152,715
   ADDITIONAL PAID IN CAPITAL ................      4,500,000                                    1(B)      4,500,000
   ACCUMULATED OTHER COMPREHENSIVE INCOME ....          7,192        217,830       (217,830)     1(B)          7,192
   RETAINED EARNINGS .........................        936,980      4,735,319     (4,735,319)     1(B)        936,980
                                                 ------------   ------------   ------------             ------------
         TOTAL SHAREHOLDERS' EQUITY ..........     25,431,652      8,851,601     (4,351,601)              29,931,652
                                                 ------------   ------------   ------------             ------------
         TOTAL LIABILITIES AND SHAREHOLDERS'
         EQUITY ..............................   $103,868,013   $115,145,964   $ (2,981,199)            $216,032,778
                                                 ============   ============   ============             ============


See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

        PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


                                                                           YEAR ENDED DECEMBER 31, 1998
                                             ---------------------------------------------------------------------------------------
                                                                                      PRO FORMA                      PRO FORMA
                                                   GLB             MAPLE LEAF          ADJUSTMENTS        NOTE          COMBINED
                                             ----------------    ---------------    -----------------    -------    ----------------
Interest income............................. $      5,844,129    $     9,107,889    $       (780,921)       2       $     14,171,097
Interest expense............................        2,438,947          5,434,032            (456,801)       2              7,416,178
                                                  -----------       ------------       --------------                 --------------
         Net interest income................        3,405,182          3,673,857            (324,120)                      6,754,919
Provision for loan losses...................          120,000            132,903                                             252,903
                                                  -----------      -------------                                      --------------
         Net interest income after provision
         for loan losses....................        3,285,182          3,540,954            (324,120)                      6,502,016
Non-interest income.........................          707,327            227,833                                             935,160
Non-interest expense........................        2,947,045          2,231,273              826,474       2              6,004,792
                                                  -----------       ------------       --------------                  -------------
         Income before federal income taxes,       1,045,464          1,537,514          (1,150,594)                      1,432,384
Federal income tax expense (benefit)........          373,200            516,605            (391,202)       2                498,603
                                                  -----------       ------------       --------------                  -------------
         Net Income......................... $        672,264    $     1,020,909    $       (759,392)               $        933,781
                                                  ===========       ============       ==============                  =============

----------------
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The unaudited pro forma condensed consolidated financial statements are based on the following adjustments and related assumptions. The actual purchase accounting adjustments will be made on the basis of appraisals and evaluations as of the effective time. The actual purchase accounting adjustments will therefore differ from those presented in the unaudited pro forma condensed financial statements.

Note 1: The purchase accounting adjustments to record the business combination used in the preparation of the unaudited Pro Forma Condensed Balance Sheet are summarized below (in actual dollars):

Consideration to be paid in cash.................  $      18,000,000    (A)
GLB Bancorp, Inc. stock issued...................            375,000    (B)
Assumed GLB Bancorp, Inc. share price............  $           12.00
                                                     ---------------
                                                   $       4,500,000
Total Purchase Price.............................  $      22,500,000
Less historical net assets acquired..............  $       8,851,601
                                                      --------------
Premium to allocate..............................  $      13,648,399
                                                      ==============

Adjustments to fair market value of net assets
acquired
Securities.......................................  $               0    (C)
Loans............................................          2,621,687    (D)
Deposits.........................................        (1,370,402)    (E)
Intangibles......................................         12,397,114    (F)
                                                      --------------
                                                   $      13,648,399
                                                      ==============


(A)      Cash portion of price paid for Maple Leaf.

(B) 375,000 shares of GLB Bancorp, Inc. common stock to be the stock portion of price paid for Maple Leaf Financial, Inc. In this scenario, a stock price of $12.00 is assumed.

(C) Assumes the estimated fair market value and the carrying amount are equal since the securities are analyzed monthly as part of the Available for Sale portfolio.


(D) Assumes the estimated fair market value of the loan portfolio to be higher than the carrying value at December 31, 1998.



(E) Assumes the estimated fair market value of the deposit liabilities to be higher than the carrying value at December 31, 1998.

(F) Includes the identifiable intangibles and goodwill. The final amount may differ from the estimates when the effective date arrives and a final determination can be made of the fair market value of assets and liabilities.


(G) A line of credit has been established at one of GLB's correspondent banks as part of the holding company's plan to ensure that Tier 1 leverage capital at Great Lakes Bank remains above 7%. See, "SUPERVISION AND REGULATION - CAPITAL." The line of credit could be used to increase Great Lakes Bank's capital level. GLB estimates that quarterly dividends to be received (approximately $20,000) on GLB's securities would offset the quarterly interest expense on the line of credit if it is used.


Note 2: The purchase accounting adjustments and amortization periods related to the business combination used in the preparation of the unaudited Pro Forma Condensed Statements of Income are summarized below (in thousands), as well as cost savings which could be realized in operating expenses through this combination:


                                                     AMORTIZATION            YEAR ENDED
                                                        PERIOD            DECEMBER 31, 1998
                                                  ------------------    ---------------------
Adjustments increase (decrease) Pro Forma
combined net income as follows:

Interest Income:
  Amortization of loan portfolio adjustment......    10 years S/L    $           (262,169)
  Reduction of interest earned on Federal Funds..                                (518,752)
                                                                             -------------
         Total...................................                                (780,921)

Interest Expense:
  Amortization of deposit liabilities adjustment.     3 years S/L                (456,801)

Non-Interest Expenses:
  Amortization of goodwill from the combination..    15 years S/L                  826,474

Federal income tax expense (benefit) on pro forma
adjustments @34%.................................                     $           (391,202)

                   GLB'S MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         GLB's principal asset is Great Lakes Bank common stock. Accordingly, GLB's results of operations are primarily dependent upon the results of operations of Great Lakes Bank. Great Lakes Bank conducts a general commercial banking business, gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes.

         GLB's profitability depends primarily on net interest income, which is the difference between (a) interest income generated by interest-earning assets (i.e., loans and investments) and (b) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

         To a lesser extent, GLB's profitability is also affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans and investment securities. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC and other operating expenses.


         GLB's management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of GLB for the fiscal years ended December 31, 1998, 1997 and 1996. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.


RESULTS OF OPERATIONS


         At the time of Great Lakes Bank's succession to the business of Great Lakes Commerce Bank in July 1994, Great Lakes Commerce Bank was not a profitable institution, as measured by net income for the most recent annual period. In the years since, management has laid the foundation for continued growth in earnings and assets, doing so on a conservative basis intended to improve financial performance over time. During the process of building Great Lakes Bank into a profitable institution, Great Lakes Bank has incurred considerable short-term expense. All but one of Great Lakes Bank's original four offices have been relocated since July 1994. Great Lakes Bank had nine banking offices in Lake County by the end of the first quarter of 1999, with one additional branch planned in the fourth quarter of 1999. Although branch relocation and expansion has promoted asset and earnings growth, it has also represented substantial near-term costs, most notably facilities and equipment expense and compensation expense. These near-term costs will, in management's opinion, have a long-term benefit for GLB and Great Lakes Bank. Branch reconfiguration and de novo branch expansion have been and will be part of Great Lakes Bank's strategy to solidify its position as a leading community bank, capitalizing upon Great Lakes Bank's status as the only commercial bank headquartered in Lake County.



         For the period ended December 31, 1994 (from July 15, 1994 (inception) to December 31, 1994), the $328,244 net loss was largely attributable to factors already in place when new management took control in July 1994. Management's efforts have produced a positive earnings trend since July 1994, with net income of $37,060 for 1995 ($.07 per share), $211,943 for 1996 ($.39 per share),
$343,957 for 1997 ($.58 per share) and $672,264 for 1998 ($.44 per share). The improvement each year was primarily the result of growth in the volume of loans, and the corresponding net interest income associated with increased volumes. Also affecting net income was an effective tax rate of 35.7% in 1998, 37.9% in 1997 and 4.51% in 1996.






         Basic earnings per share was computed in accordance with Statement of Financial Accounting Standards SFAS No. 128. This calculation was based on 1,536,821, 595,942 and 548,089 weighted average shares outstanding for the years ended December 31, 1998, 1997 and 1996, respectively. Diluted earnings per share was based on 1,536,835, 595,942 and 548,089 weighted average shares outstanding for the years ended December 31, 1998, 1997 and 1996, respectively.


NET INTEREST INCOME


         1998 Compared to 1997. Net interest income for the year ended December 31, 1998 was $3,405,182, an increase of $961,416, or 39.3%, over 1997. This increase was caused primarily by an increase in average earning assets of $25.0 million between the years while average interest-bearing liabilities grew by $10.6 million. At the same time, Great Lakes Bank's interest rate spread decreased to 3.06% in 1998 from 3.92% in 1997. Great Lakes Bank's net interest margin also decreased in 1998 to 4.37% from 4.62% in 1997. Interest income of $5,844,129 for the year ended December 31, 1998 represents an increase of $1,462,088, or 33.4%, over 1997. The increase in interest income was due primarily to the increase in federal fund balances from the net proceeds of GLB's initial public offering and additional loan volume. Interest expense of $2,438,947 for the year ended December 31, 1998 increased by $500,672, or 25.8%, over interest expense in 1997, due primarily to the increase in average deposit balances.



         During the last half of 1998, the Board of Governors of the Federal Reserve System reduced the prime lending rate. This reduction caused the banking industry to reduce new loan rates being offered to prospective customers. Reduction of the prime lending rate also led to increased loan refinancing as customers took advantage of the opportunity to reduce their monthly mortgage expense. In turn, this caused interest-sensitive monetary instruments to carry lower interest rates. The lowering of interest rates narrowed the net interest rate spread because, during this rate change, interest-bearing liabilities (savings instruments) naturally moved at a slower pace than interest-sensitive assets (loans, federal funds and securities). Like other financial institutions, the reduction in the prime lending rate adversely affected Great Lakes Bank's interest rate spread and net interest margin.



         1997 Compared to 1996. Net interest income for the year ended December 31, 1997 was $2,443,766, an increase of $534,461 or 28.0% over 1996 net interest income. This increase was caused primarily by an increase in average earning assets of $12.4 million between the years while average interest-bearing liabilities grew by $10.8 million. At the same time, Great Lakes Bank's interest rate spread decreased to 3.92% in 1997 from 4.07% in 1996. Great Lakes Bank's net interest margin also decreased in 1997 to 4.62% from 4.72% in 1996. However, the decrease in net interest spread and net interest margin was offset by an increase in the volume of net earning assets. Great Lakes Bank's decrease in interest rate spread and net interest margin was primarily a result of an increase in long-term borrowings needed to support increased loan volumes, which borrowings carry a higher interest cost than deposits.

         Average Balances, Interest Rates and Yields. The following tables set forth certain information relating to GLB's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category. The yields and costs include fees, premiums and discounts, which are considered adjustments to yield.



                                                         AVERAGE BALANCES AND INTEREST RATES FOR THE YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------------------
                                                              1998                                             1997
                                                  ---------------------------------------------    -------------------------------
                                                     AVERAGE          INCOME/         YIELD/          AVERAGE          INCOME/
                                                     BALANCE          EXPENSE          COST           BALANCE          EXPENSE
                                                  -------------    -------------    -----------    --------------   --------------
INTEREST-EARNING ASSETS:
Mortgage-backed securities....................    $           0    $           0          0.00%    $       24,339   $        (619)
Loans receivable:
   Real estate mortgage (1)...................       31,091,390        2,358,880          7.59%        27,004,160        2,087,781
   Commercial & other (1).....................       20,830,653        2,015,503          9.68%        16,212,406        1,631,713
   Consumer...................................        3,727,614          329,488          8.83%         3,534,530          316,106
                                                    -----------      -----------          -----       -----------      -----------
         Total Loans Receivable...............       55,649,657        4,703,871          8.45%        46,751,096        4,035,600
Cash-Interest earning.........................           23,089            1,302          5.64%            18,294            1,473
Securities:
   FHLB Stock..................................         439,386           31,570          7.19%           409,205           29,421
   Securities held to maturity.................       1,319,574           74,085          5.61%         1,112,064           69,087
   Securities available for sale...............         817,873           26,625          3.26%                 0                0
                                                    -----------      -----------          -----       -----------      -----------
         Total Securities......................       2,576,833          132,280          5.13%         1,521,269           98,508
Federal funds..................................      19,728,901        1,006,676          5.10%         4,576,840          247,079
                                                    -----------      -----------          -----       -----------      -----------
Total interest-earnings Assets.................      77,978,480        5,844,129          7.49%        52,891,838        4,382,041
                                                    -----------      -----------          -----       -----------      -----------
Non interest-earning assets....................       6,946,846                                         6,248,155
                                                    -----------                                       -----------
   Total Assets................................   $  84,925,326                                    $   59,139,993
                                                    ===========                                       ===========
INTEREST-BEARING LIABILITIES:
Deposits:
   DDA interest-Bearing........................   $   5,246,101    $     117,190          2.23%    $    4,372,338   $       90,704
   Savings accounts............................      30,261,219        1,137,749          3.76%        24,447,474          898,299
   Certificates of deposit ....................      12,011,136          674,832          5.62%         9,229,811          512,833
                                                    -----------      -----------          -----       -----------      -----------
         Total Deposits........................      47,518,456        1,929,771          4.06%        38,049,623        1,501,836
Borrowings.....................................       7,512,097          509,176          6.78%         6,410,417          436,439
                                                    -----------      -----------          -----       -----------      -----------
   Total interest-bearing liabilities..........      55,030,553        2,438,947          4.43%        44,460,040        1,938,275
                                                    -----------      -----------          =====       -----------      -----------
Non interest-bearing liabilities...............      12,001,073                                         8,444,677
Shareholders' equity ..........................      17,893,700                                         6,235,276
                                                    -----------                                       -----------
   Total liabilities and stockholders' equity        84,925,326                                    $   59,139,993
                                                    ===========                                       ===========
Net interest income and interest rate spread(2)                    $   3,405,182          3.06%                     $    2,443,766
                                                                     ===========          =====                        ===========
Net interest margin(3).........................                                           4.37%
                                                                                          =====
Ratio of Average Interest-Earning
         Assets to Interest-Bearing
         Liabilities...........................                                          91.82%


                                                AVERAGE BALANCES AND INTEREST RATES FOR THE YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------
                                                                                 1996
                                                  --------------    ----------------------------------------------
                                                        YIELD/          AVERAGE           INCOME/         YIELD/
                                                         COST           BALANCE           EXPENSE          COST
                                                      ----------    ---------------    -------------    ----------
INTEREST-EARNING ASSETS:
Mortgage-backed securities....................            -2.54%    $        41,225    $       2,954         7.16%
Loans receivable:
   Real estate mortgage (1)...................             7.73%         18,588,442        1,420,956         7.64%
   Commercial & other (1).....................            10.06%         11,169,811        1,069,009         9.57%
   Consumer...................................             8.94%          2,982,556          266,723         8.94%
                                                           -----       ------------       ----------         -----
         Total Loans Receivable...............             8.63%         32,740,809        2,756,688         8.42%
Cash-Interest earning.........................             8.05%              9,778              512         5.23%
Securities:
   FHLB Stock..................................            7.19%            106,701            8,738         8.19%
   Securities held to maturity.................            6.21%          2,373,653          185,174         7.80%
   Securities available for sale...............            0.00%                  0                0         0.00%
                                                           -----       ------------       ----------         -----
         Total Securities......................            6.48%          2,480,354          193,912         7.82%
Federal funds..................................            5.40%          5,170,828          279,733         5.41%
                                                           -----       ------------       ----------         -----
Total interest-earnings Assets.................            8.28%         40,442,994        3,233,799         8.00%
                                                           -----                          ----------         -----
Non interest-earning assets....................                           5,595,085
                                                                       ------------
   Total Assets................................                     $    46,038,079
                                                                       ============
INTEREST-BEARING LIABILITIES:
Deposits:
   DDA interest-Bearing........................            2.07%    $     3,648,864    $      80,312         2.20%
   Savings accounts............................            3.67%         21,587,952          771,858         3.58%
   Certificates of deposit ....................            5.56%          7,085,051          387,788         5.47%
                                                           -----       ------------       ----------         -----
         Total Deposits........................            3.95%         32,321,867        1,239,958         3.84%
Borrowings.....................................            6.81%          1,363,636           84,536         6.20%
                                                           -----       ------------       ----------         -----
   Total interest-bearing liabilities..........            4.36%         33,685,503        1,324,494         3.93%
                                                           =====       ------------       ----------         =====
Non interest-bearing liabilities...............                           6,886,879
Shareholders' equity ..........................                           5,465,697
                                                                       ------------
   Total liabilities and stockholders' equity                       $    46,038,079
                                                                       ============
Net interest income and interest rate spread(2)            3.92%                       $   1,909,305         4.07%
                                                           =====                          ==========         =====
Net interest margin(3).........................            4.62%                                             4.72%
                                                           =====                                             =====
Ratio of Average Interest-Earning
         Assets to Interest-Bearing
         Liabilities...........................          118.96%                                           120.06%




----------------------
(1)      Includes construction loans

(2) Net interest rate spread represents the difference between the average yield on average interest-earning assets and the average cost of average interest-bearing liabilities.

(3) Net interest margin is net interest income divided by average interest earning assets

         Rate/Volume Analysis. The following tables analyze net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities, and changes in net interest income that are attributable to changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The table reflects the extent to which changes in interest income and changes in interest expense are attributable to changes in volume (changes in volume multiplied by the prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.


                                                                              YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------------------
                                                             1998 VS. 1997                             1997 VS. 1996
                                                      INCREASE (DECREASE) DUE TO                  INCREASE (DECREASE) DUE TO
                                             -----------------------------------------    ------------------------------------------
                                                VOLUME         RATE           TOTAL          VOLUME          RATE           TOTAL
                                              -----------   -----------    -----------    -----------    -----------    -----------
Interest income attributable to:
   Loans receivable .......................   $   750,206   $   (81,935)   $   668,271    $ 1,208,477    $    70,435    $ 1,278,912
   Investment securities ..................        48,154       (14,382)        33,772        (66,108)       (29,296)       (95,404)
   Mortgage-backed securities .............           619             0            619           (829)        (2,744)        (3,573)
   Federal funds sold .....................       772,386       (12,789)       759,597        (32,137)          (517)       (32,654)
   Interest earning deposits with banks ...         1,194        (1,365)          (171)           594            367            961
                                              -----------   -----------    -----------    -----------    -----------    -----------
      Total interest income ...............     1,572,559      (110,471)     1,462,088      1,109,997         38,245      1,148,242
Interest expense attributable to:
   Deposits ...............................       383,415        44,520        427,935        225,436         36,442        261,878
   Borrowings .............................        74,664        (1,927)        72,737        342,790          9,113        351,903
                                              -----------   -----------    -----------    -----------    -----------    -----------
      Total interest expense ..............       458,079        42,593        500,672        568,226         45,555        613,781
Increase (decrease) in net interest income    $ 1,114,480   $  (153,064)   $   961,416    $   541,771    $    (7,310)   $   534,461
                                              ===========   ===========    ===========    ===========    ===========    ===========

PROVISION FOR LOAN LOSSES


         1998 Compared to 1997. The provision for loan losses was $120,000 in 1998, compared to $97,000 in 1997, an increase of $23,000 or 23.7%. The provision for loan losses is based upon management's assessment of relevant factors, including types and amounts of nonperforming loans, historical and anticipated loss experience and current and projected economic conditions. The increase in the provision for loan losses was principally a result of increased loan volume. Refer to Notes 1(d) and 4 of Notes to Consolidated Financial Statements for additional information.



         1997 Compared to 1996. The provision for loan losses was $97,000 in 1997, compared to $77,000 in 1996, an increase of $20,000 or 26.0%. The increase in the provision for loan losses was principally a result of increased loan volume. Refer to Notes 1(d) and 4 of Notes to Consolidated Financial Statements for additional information.





NON-INTEREST INCOME


         1998 Compared to 1997. Total non-interest income was $707,327 in 1998, compared to $551,852 in 1997, an increase of $155,475, or 28.2%. The largest increases were in service charges on demand deposits, increasing $25,349 or 17.5% from 1997 to 1998, and increases in gains on sale of loans of $145,817 or 190.4% from 1997 to 1998.





         During the periods discussed herein, as a general matter management priced deposits at rates competitive with rates offered by the leading commercial banks in Great Lakes Bank's market area, which rates tend to be somewhat lower than rates offered by thrift institutions in that market area. Great Lakes Bank generally does not impose service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, imposing service charges and fees on a basis equivalent to those imposed by many other area commercial banks might adversely affect deposit growth. To promote deposit growth and provide cross-selling opportunities to customers, Great Lakes Bank has not adopted an aggressive fee structure. Deposit growth was generated by developing strong customer relationships, cross-selling deposit relationships to loan customers and obtaining increased growth from branch offices opened in recent years. Management intends to continue promoting Great Lakes Bank's demand deposit products, particularly non-interest bearing deposit products, in order to obtain additional interest-free lendable funds.


         Great Lakes Bank realized a total gain on sale of loans during 1998 of $222,417 and in 1997 of $76,600, representing sale of loans to the FHLMC (the Federal Home Loan Mortgage Corporation). In the past, the bank selectively retained fixed-rate loans in order to increase its loan-to-deposit ratio. Although Great Lakes Bank has retained fixed-rate mortgage loans in its portfolio, fixed-rate loans may be sold in the secondary market to the FHLMC, with servicing retained to ensure customer service, or on a servicing-released basis to other financial institutions. The proceeds of such sales can be reinvested in additional lending. Management believes that the sale of fixed-rate loans enhances asset/liability management. That is, retention of long-term, fixed-rate mortgage loans in Great Lakes Bank's portfolio during periods of rising interest rates would adversely affect net interest margins, because the cost of liabilities would increase while earnings on assets remained stable.



         1997 Compared to 1996. Total non-interest income was $551,852 for the year ended December 31, 1997, an increase of $257,973 or 87.8% over 1996. The $80,889 increase in loan fee income, an increase of 78.0% for the year, accounted for the largest portion of the increase in other income. The increase in loan fee income was largely attributable to interest points charged by Great Lakes Bank on an increased volume of construction lending during 1997, which amortizes typically within a six- to nine-month period. Other service charges and fees increased $68,156 in the year ended December 31, 1997, an 87.6% increase, principally as a result of new transaction fees imposed by Great Lakes Bank for use of bank ATMs by customers of other financial institutions. Service charges on demand accounts increased $33,959, or 30.7%, due to the growth in Great Lakes Bank's demand deposit accounts ("DDA," or checking) during 1997 and the accompanying growth in account-related fees, such as returned item fees.


NON-INTEREST EXPENSE


         1998 Compared to 1997. Total non-interest expense was $2,947,045 in 1998, compared to $2,344,744 in 1997, an increase of $602,301, or 25.7%. The largest component of non-interest expense was professional fees, which increased $156,783, or 216.2%. One of the largest items of professional fees was the auditing and accounting fees incurred in changing from a private to a public company. Amortization of intangibles increased $17,926, or 20.6% as the mortgage servicing rights intangible asset was amortized, largely for the first time this year, as the bank sold numerous fixed-rate loans to the FHLMC. Almost all other categories increased from 15% to 39% as a normal progression during a period of continued growth.


         1997 Compared to 1996. Total non-interest expense was $2,344,744 in 1997, an increase of $440,503 or 23.1% over 1996. The larger components of non-interest expense included compensation and related benefits, which increased $219,749, or 23.1%. The increase in compensation and related benefits expense was due principally to increases in staff, higher pension and insurance benefit costs and normal merit raises. The $69,743 increase during 1997 in office occupancy and equipment expense, an 18.7% increase, was attributable in significant part to the remodeling of the Willoughby branch office and relocation of the Wickliffe branch office in 1997. Office occupancy and equipment expense is net of rental income earned on space leased in Great Lakes Bank's main office to OsAir, Inc., which is controlled by a director of GLB. See "BUSINESS OF GLB- PROPERTIES," and "MANAGEMENT OF GLB - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

         The $56,046, or 93.5%, increase in data processing expense during 1997 reflects normal costs under the agreement entered into in 1995 with Great Lakes Bank's new electronic data processing provider. Great Lakes Bank benefitted in 1996 from a one-time, new-customer credit from the current electronic data processing provider. The data processing contract has a term of five years, renewing automatically thereafter for two year terms unless cancelled.

         Franchise taxes payable to the State of Ohio are calculated by reference to the amount of shareholders' equity, and accordingly have increased each year as shareholders' equity has grown. Professional fees increased with additional legal expense incurred in connection with establishment of GLB as the holding company for Great Lakes Bank in 1997. Other operating expenses increased due primarily to asset growth year-to-year. The "deposit base intangible" and goodwill assets that arose out of the July 1994 succession of Great Lakes Bank to the business of Great Lakes Commerce Bank are being amortized over a period of ten years, accounting for the decrease in the amortization of intangibles expense category year-to-year. Refer to Note 6 of Notes to Consolidated Financial Statements for additional information.




FEDERAL INCOME TAXES


         1998 Compared to 1997. Federal income tax expense was approximately $373,200 in 1998, compared to $209,917 in 1997. This change was due to the increase in net income as the bank continues to grow. Refer to Notes 9, 13 and 20 of Notes to Consolidated Financial Statements for additional information.


         1997 Compared to 1996. Federal income tax expense was $209,917 in 1997, compared to $10,000 in 1996. During 1996, Great Lakes Bank recognized a $76,418 tax benefit from the elimination of a valuation allowance against a deferred tax asset related to net operating loss carryforwards that were used in the 1996 tax return. Refer to Note 13 of Notes to Consolidated Financial Statements for additional information.

FINANCIAL CONDITION


         Assets. GLB's total assets were $103,868,013 at December 31, 1998, compared to $66,631,007 at December 31, 1997, an increase of $37,237,006 or 55.9%. This increase was primarily the result of a $17.9 million infusion of capital in GLB's initial public offering in May 1998. In addition, Great Lakes Bank experienced a $16,643,210, or 32.0%, increase in deposits with continuing customer interest in the passbook savings and business checking products. These new deposit funds were used to fund a net increase of $7,233,010 or 13.6% in loan growth. The majority of the initial public offering funds were invested in federal funds sold and available-for-sale securities. Great Lakes Bank also sold its Willoughby Hills branch building in 1998 at a gain of $118,804 in a sale/leaseback transaction with a family member of GLB's Chairman and Vice Chairman. See "MANAGEMENT OF GLB - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS." The gain will be recognized ratably over the life of the lease. Consequently, other liabilities have increased with this deferred gain recognition.





         Allowance for Loan Losses. The provision for loan losses represents a charge to earnings for maintaining the allowance at a level management believes is adequate. Management reviews the allowance monthly to ensure that the allowance remains adequate to absorb potential losses identified by the portfolio review process. Great Lakes Bank takes into account loan growth and the level of delinquent and nonperforming loans in its review of the portfolio, considering also such external factors as current and anticipated economic conditions in the primary market area.


         Great Lakes Bank's allowance for loan losses totaled $482,418 at December 31, 1998 and $402,534 at December 31, 1997, representing 0.80% of total net loans at December 31, 1998 and 0.76% of total net loans at December 31, 1997. Great Lakes Bank's allowance represented 1,016.0% of nonperforming loans at December 31, 1998 and 349.0% of nonperforming loans at December 31, 1997. Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance was adequate at December 31, 1998, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.


CAPITAL


         Shareholders' equity was $25,431,652 at December 31, 1998, an increase of $19,003,439 or 295.6% from December 31, 1997. The increase was due primarily to GLB's initial public offering in May 1998. This capital increased common stock and paid-in capital, as well as increasing net income with the earnings generated from the investment of those funds in federal funds and available-for-sale securities.



         As of December 31, 1998, Great Lakes Bank was in compliance with applicable regulatory capital requirements, as shown in the following table (see "SUPERVISION AND REGULATION - CAPITAL"):



                                     Great Lakes Bank           Minimum Necessary to be      Minimum Necessary to be
                                   at December 31, 1998            Well Capitalized          Adequately Capitalized
                                   --------------------      ----------------------------  ------------------------
Total Risk-Based Capital Ratio            15.58%                        10.00%                        8.00%
Tier 1 Risk-Based Capital Ratio           14.70%                         6.00%                        4.00%
Leverage Ratio................            11.10%                         5.00%                        4.00%



         Based on capital levels at December 31, 1998, Great Lakes Bank qualifies as a "well-capitalized" institution, the highest of five tiers under applicable regulatory definitions. It is GLB's intention to operate Great Lakes Bank as a well-capitalized institution within the meaning of applicable regulatory definitions. However, Great Lakes Bank could from time to time fall below the highest level.

LIQUIDITY


         Like other financial institutions, Great Lakes Bank must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments and expenses. Control of cash flow requires that Great Lakes Bank anticipate deposit flows and loan payments. The primary sources of funds are deposits, principal and interest payments on loans, proceeds of loan sales, federal funds and FHLB borrowings. These funds are used principally to originate loans. Great Lakes Bank has a nonbinding agreement with the FHLMC to sell $20 million fixed-rate mortgage loans, with $13.2 million sold as of March 31, 1999.



         At December 31, 1998, certificates of deposit represented 19.6% of total deposits, while DDA (checking accounts) represented 29.2% and savings accounts 51.2%. Of the total $13.5 million certificates of deposit at December 31, 1998, certificates totaling $8.2 million will mature in 1999, and certificates totaling $4.5 million mature in 2000. Together, these figures represent 93.9% of the total certificates of deposit at December 31, 1998. Management believes that, consistent with experience, the majority of maturing certificates of deposit will be renewed at market rates of interest. Golden Passbook accounts, which provide for a higher return than a regular passbook account, accounted for $29.4 million, or approximately 42.8%, of deposits at December 31, 1998. Many of the large Golden Passbook deposits, which are short term and adjust to changes in market interest rates, and many large certificate of deposit accounts are held by insiders of GLB. Messrs. Jerome T. and Richard
M. Osborne are, individually and with affiliated companies and immediate family members, Great Lakes Bank's most substantial depositors, with total deposits of approximately $6.5 million as of March 31, 1999, $6.7 million as of December 31, 1998, $5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.



         Great Lakes Bank has used advances from the FHLB of Cincinnati as a source of funds for its lending activity. The amount that may be obtained in the form of advances from the FHLB is determined by a formula on a quarterly basis. The formula is based upon the total amount of single-family mortgages in Great Lakes Bank's portfolio, as reported in Great Lakes Bank's quarterly call report, the percentage of Great Lakes Bank's total loan portfolio represented by single-family mortgages and the amount of FHLB stock held by Great Lakes Bank. At December 31, 1998, Great Lakes Bank had $9.0 million of outstanding FHLB advances. As of March 31, 1999, Great Lakes Bank could have obtained additional advances from the FHLB of Cincinnati of approximately $8.6 million. See "SUPERVISION AND REGULATION - FEDERAL HOME LOAN BANKS."


         FHLB advances are secured by a portion of the mortgage portfolio and certain other assets. Likewise, most of Great Lakes Bank's short-term investments are subject to pledge and therefore provide limited liquidity. In addition to advances, Great Lakes Bank may obtain funds from the FHLB of Cincinnati through a $1.5 million overnight line of credit. Great Lakes Bank also has an agreement with a major regional bank for $400,000 of short-term borrowings and relationships with other institutions for the purpose of obtaining short-term overnight funds, or "fed funds."


         As of December 31, 1998, Great Lakes Bank had commitments to fund fixed-rate loans of $4,385,130, and $8,650,984 of variable-rate and adjustable-rate loans, compared to commitments at December 31, 1997 to fund $1,786,352 of fixed-rate loans and $6,917,693 of variable-rate and adjustable-rate loans. Included within these commitments are unused commercial lines of credit and standby letters of credit, consisting of $2,021,647 unused commercial lines of credit and $300,000 standby letters of credit at December 31, 1998. Management believes Great Lakes Bank has adequate resources to meet its normal funding requirements.

ASSET/LIABILITY MANAGEMENT

         Like other financial institutions, Great Lakes Bank is subject to interest rate risk. Great Lakes Bank's interest-earning assets could mature or reprice more rapidly than, or on a different basis from, its interest-bearing liabilities (primarily borrowings and deposits with short- and medium-term maturities) in a period of declining interest rates. Although having assets that mature or reprice more frequently on average than liabilities will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net interest income during periods of declining interest rates.


         Great Lakes Bank monitors its interest rate sensitivity position and attempts to limit exposure to interest rate risk. The bank's policy is that the one-year cumulative interest rate sensitivity gap should generally be within a range of negative 13% to positive 8%. As the following table illustrates, the one-year gap was outside of this range as of December 31, 1998, with a positive one-year gap of 45.07%. This is due largely to higher than normal amounts of fed funds (short-term loans by Great Lakes Bank to other financial institutions) as of December 31, 1998, which is in turn a result of sales of loans into the secondary market and the investment of net proceeds raised in GLB's initial public offering into fed funds and available-for-sale securities. Great Lakes Bank is in the process of reducing its one-year gap to a figure within the range set forth in the funds management policy.

         The following table illustrates the maturities or repricing of Great Lakes Bank's assets and liabilities at December 31, 1998, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management's best estimate, taking into account, among other things, the proposed policy statement issued by federal bank regulators on August 4, 1995.



                                                                       MATURING OR REPRICING PERIODS
                                            ------------------------------------------------------------------------------------
                                               WITHIN 3          4 - 12            1 - 5            OVER 5
                                                MONTHS           MONTHS            YEARS             YEARS            TOTAL
                                            --------------    -------------    --------------    -------------    --------------
INTEREST-EARNING ASSETS:
   Real estate mortgage loans (1)(2)....... $    1,321,254    $   4,330,374    $   16,125,431    $   8,861,942    $   30,639,001
   Commercial loans (1)(2).................      9,181,389        5,528,795        10,877,724        1,074,947        26,662,855
   Consumer loans (1)(2)...................      1,846,149          481,997         1,003,423          293,918         3,625,487
   Securities available for sale...........      2,797,711                0                 0            5,000         2,802,711
   Securities held to maturity, at par (2).              0          500,000         1,507,742          459,000         2,466,742
   Cash interest-earning...................         53,757                0                 0                0            53,757
   Federal Funds...........................     30,534,573                0                 0                0        30,534,573
                                               -----------      -----------       -----------      -----------       -----------
         Total interest-earnings assets.... $   45,734,833    $  10,841,166    $   29,514,320    $  10,694,807    $   96,785,126
                                               ===========      ===========       ===========      ===========       ===========
INTEREST-BEARING LIABILITIES:
   Certificates of deposit................. $    2,161,456    $   6,021,505    $    5,287,527    $           0    $   13,470,488
   Money market............................          7,725           69,526            77,252                0           154,503
   DDA interest-bearing....................              0                0         5,599,909        1,399,977         6,999,886
   Savings accounts........................              0                0        28,115,337        7,028,834        35,144,171
   Borrowings..............................      1,500,000                 0        7,500,000                0         9,000,000
                                                ----------      ------------      -----------      -----------       -----------
         Total interest-bearing liabilities $    3,669,181    $   6,091,031    $   46,580,024    $   8,428,811    $   64,769,048
                                                ==========      ===========       ===========      ===========       ===========
Interest Rate Sensitivity Gap.............. $   42,065,652    $   4,750,135    $  (17,065,704)   $   2,265,996    $   32,016,078
Cumulative Interest Rate
    Sensitivity Gap........................ $   42,065,652    $  46,815,787    $   29,750,082    $  32,016,078
Cumulative Interest Rate Sensitivity
   Gap as a Percent Of Total Assets........         40.50%           45.07%            28.64%           30.82%


(1) For purposes of the gap analysis, mortgages and other loans are not reduced by the allowance for loan losses and nonperforming loans.

(2) For purposes of the gap analysis, premiums, unearned discounts and deferred loan fees are excluded.

         This analysis of interest-rate sensitivity has a number of limitations. The "gap" analysis above is based upon assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by Great Lakes Bank in the event of a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Certain assets, adjustable-rate loans for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish in the event of an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

IMPACT OF INFLATION AND CHANGING PRICES

         GLB's consolidated financial statements and related data herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Because the primary assets and liabilities of GLB and Great Lakes Bank are monetary in nature, changes in the general level of prices for goods and service have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including GLB. See " - ASSET/LIABILITY MANAGEMENT."

YEAR 2000 READINESS DISCLOSURE

         GLB is aware of the concern throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, commonly referred to as the "Year 2000 Problem." GLB, and especially Great Lakes Bank, use and are dependent upon data processing systems and software to conduct business. Like other businesses, GLB and Great Lakes Bank's business depends upon products and services provided by others, whether in the area of information technology or other areas such as security, environmental systems, power and communications. Failure to address the Year 2000 Problem could cause service disruptions to customers, resulting in adverse impacts to GLB's financial condition and results of operations.

         Great Lakes Bank has established a Year 2000 planning and implementation process, which is overseen by a Year 2000 Committee. The Year 2000 Committee includes senior management representation, reporting monthly to the Great Lakes Bank Board of Directors.

         An assessment of Great Lakes Bank's software, hardware, environmental and other computer-controlled systems has been completed. Mission-critical systems relating both to information technology and other technology have been identified and prioritized. A written testing plan providing for the testing of all mission-critical systems has been completed.


         Testing of Great Lakes Bank's internal mission-critical systems was substantially completed at the end of 1998. All such equipment has tested successfully or had been replaced by March 31, 1999. Concerning external mission-critical systems, Great Lakes Bank has contacted all of its third-party vendors and software providers to request these vendors demonstrate and represent that the products provided to Great Lakes Bank are or will be Year 2000 compliant. Testing of external mission-critical systems provided by third parties has also commenced. Great Lakes Bank currently anticipates that testing of external mission-critical systems will be substantially complete by June 30, 1999. Great Lakes Bank's primary data processing function is undertaken pursuant to a contract with a data processing firm that services banking institutions nationwide. The electronic data processing firm has substantially completed Year 2000 testing and has reported to Great Lakes Bank that the data processing firm's systems are Year 2000 compliant. Great Lakes Bank began point-to-point testing in February 1999 to verify that all internal and communication systems will function correctly with the data processing system.



         The Federal Reserve Bank of Cleveland provides certain services for Great Lakes Bank, including electronic funds transfers and check processing. Great Lakes Bank has been informed by the Cleveland Federal Reserve Bank that it anticipates being Year 2000 compliant. Point-to-point testing is in process to ensure that all internal and communications systems will function correctly with Federal Reserve Bank systems.

         Great Lakes Bank has also surveyed its largest dollar deposit and loan customers to assess the risk posed by these parties and to determine their readiness for Year 2000. Based on that survey, Great Lakes Bank anticipates that there will not be significant Year 2000 risks created by large borrowers or depositors.

         GLB does not expect costs associated with prevention or remediation of the Year 2000 Problem to be material. GLB and Great Lakes Bank's current estimate of cost related to this issue is $37,000. This figure is subject to change as the Year 2000 readiness project continues. In general, GLB does not expect the Year 2000 Problem to affect materially GLB's financial condition or results of operations.

         The largest general risk to GLB and Great Lakes Bank concerning Year 2000 is the malfunction of the data processing system. If the data processing system does not function properly, Great Lakes Bank is prepared to perform functions manually. However, Great Lakes Bank has been assured by its third-party data processing vendor that the data processing firm's systems are Year 2000 compliant.

         GLB expects that there may be additional risks in the form of temporary and periodic failures in utilities and communications, as well as liquidity problems caused by large cash withdrawals and reductions in balances on deposit. GLB and Great Lakes Bank have identified critical business processes that may be affected by the Year 2000 problem and are in the process of developing contingency plans for each identified critical business process. The bank is actively seeking alternative sources of cash and funds to replace possible withdrawals, and is taking steps to ensure customer confidence in Great Lakes Bank's ability to meet the Year 2000 challenge. Contingency plans for all critical business processes had been completed by March 31, 1999. GLB and Great Lakes Bank are prepared to perform functions manually if short-term failures in the primary data processing, utilities or communications systems occur.

                                 BUSINESS OF GLB

         GLB was incorporated on March 5, 1997 for the purpose of becoming the holding company for Great Lakes Bank. The holding company reorganization was completed on September 12, 1997. GLB is a corporate entity legally separate and distinct from Great Lakes Bank. However, a bank holding company is expected to act as a source of financial strength to its subsidiary bank or banks, according to policy of the Board of Governors of the Federal Reserve System. See, "SUPERVISION AND REGULATION - REGULATION OF BANK HOLDING COMPANIES." The principal source of GLB's income is dividends from its wholly owned subsidiary, Great Lakes Bank. There are certain regulatory restrictions on the extent to which the Bank may pay dividends or otherwise supply funds to GLB. Because of Ohio bank law dividend restrictions and a $6 million special dividend for which Great Lakes Bank is seeking regulatory approval from the Ohio Division of Financial Institutions, Great Lakes Bank may be unable to pay additional dividends to GLB for the remainder of 1999 and for the following two years, unless further approval of the Ohio Division of Financial Institutions is obtained. See, "SUPERVISION AND REGULATION - LIMITS ON DIVIDENDS AND OTHER PAYMENTS."

         Currently, GLB has very limited operations independent of Great Lakes Bank. GLB's independent operations consist principally of investments in a small number of financial institutions or holding companies, which investments represent less than 5% of the outstanding shares of those institutions or holding companies.


         Great Lakes Bank is the successor to the business of Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation in April 1957. On July 18, 1994, Great Lakes Commerce Bank was acquired by an investment group led by Jerome T. Osborne, Sr. and his son, Richard M. Osborne. At the time, Great Lakes Commerce Bank had total assets of approximately $19 million and four offices. At December 31, 1998, GLB had total assets of $103.9 million, total deposits of $68.7 million, shareholders' equity of $25.4 million, a Tier 1 capital ratio of 14.70%, nonperforming assets to total assets ratio of 0.05% and allowance for loan losses to total net loans ratio of 0.80%. At December 31, 1998, GLB and Great Lakes Bank exceeded all regulatory capital requirements.


         Great Lakes Bank provides a focused core of banking services, primarily for individuals and small to medium-sized businesses. Great Lakes Bank primarily makes secured loans for residential and commercial real estate. Most of the loans are secured by first mortgages or junior mortgages on various types of real estate, including single-family residential, multi-family residential, mixed use, commercial, developed and undeveloped real estate. Great Lakes Bank generally does not offer commercial loans secured exclusively by accounts receivable and inventory.

         Great Lakes Bank offers a broad array of deposit products, including checking and savings accounts and certificates of deposit. Although it attempts to be competitive with other financial institutions, Great Lakes Bank generally sets its interest rates on deposits based on those offered by the leading commercial banks in the area, rather than those offered by the leading thrift institutions.

         Great Lakes Bank also maintains relationships with correspondent banks and other independent financial institutions to provide other services as requested by customers, including loan participations in circumstances in which the requested loan amount exceeds Great Lakes Bank's legal lending limit.

MARKET AREA

         Great Lakes Bank's primary service area is Lake County, Ohio, which is contiguous to Cuyahoga County (which includes Cleveland) and Geauga County. Great Lakes Bank is the only commercial bank headquartered in Lake County, Ohio. According to Federal Deposit Insurance Corporation data, as of June 30, 1998 total deposits of commercial banks, savings banks and savings associations in Lake County, Ohio were approximately $2.9 billion. On that date, total deposits of commercial banks, savings banks and savings associations in Geauga County, Ohio were approximately $950 million.

BUSINESS STRATEGY

         GLB's business strategy includes:

         EMPHASIS ON COMMUNITY BANKING. GLB maintains a strong commitment to community banking. Great Lakes Bank's goal is to attract individuals and small to medium-sized businesses as customers, demonstrating an active interest in their individual and business banking needs. Management believes that a locally managed institution is better able to serve the particular needs of local customers, respond to requests in a more timely fashion and establish a loyal customer base through personal attention of senior banking officers.

         GROWTH THROUGH INTERNAL BRANCH EXPANSION. Since July 1994, Great Lakes Bank's growth has been accomplished largely through internal growth, driven by the relocation of existing offices and the opening of new offices.

         GROWTH THROUGH SELECTED ACQUISITIONS. In addition to pursuit of internal growth, management believes that external growth opportunities exist in acquisitions of other community banks or branch offices.


         SECURED LENDING. GLB's and Great Lakes Bank's lending philosophy concentrates primarily on secured 1-4 family real estate and commercial real estate lending. As of December 31, 1998, 1-4 family real estate loans comprised 46.5% of the total net loan portfolio, and commercial real estate loans comprised 38.3%. At December 31, 1998, 95.6% of Great Lakes Bank's loans were secured loans, and 86.9% were secured by real estate. Although deposit and lending operations have been largely confined to Lake County, the acquisition of Maple Leaf and its subsidiary, Geauga Savings Bank, will allow GLB and Great Lakes Bank to extend their community banking philosophy and deposit and lending products and services to Geauga County as well.


COMPETITION

         There are many bank, savings bank, savings association and credit union offices located within Great Lakes Bank's primary market area. All of the competitor bank, savings bank and savings association offices are branches of larger institutions headquartered outside of Lake County. In addition to banks, savings banks, savings associations and credit unions, Great Lakes Bank competes with finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds and other providers of financial services. Many competitors are larger and have substantially greater resources than Great Lakes Bank, which offer those competitors advantages such as the ability to price services at lower, more attractive levels and the ability to provide larger credit facilities than Great Lakes Bank is able to provide. Some of the competitors offer products and services that are not offered by the bank. Some of the competitors are not subject to the same kind and amount of regulatory restrictions and supervision to which Great Lakes Bank is subject. Because Great Lakes Bank is a community bank that is considerably smaller than other commercial lenders in the area, Great Lakes Bank's legal lending limit does not allow it to make commercial loans in amounts many competitors can offer. Great Lakes Bank may from time to time accommodate loan volumes in excess of its lending limit through the sale of participations in loans to other banks.

         Being the only commercial bank headquartered in Lake County, Great Lakes Bank seeks to take competitive advantage of its local orientation. It competes for loans principally through responsiveness to customers and its ability to communicate effectively with them and understand and address their needs. Great Lakes Bank competes for deposits principally by offering customers personal attention, a variety of banking services, attractive rates and strategically located banking facilities. Great Lakes Bank seeks to provide high quality banking service to professionals and small and mid-sized businesses, as well as individuals, emphasizing quick and flexible responses to customer demands.

LENDING



         Great Lakes Bank makes loans principally in the Lake County, Ohio area. Its primary lending activities are the origination of (i) conventional 1-4 family real estate loans and (ii) commercial loans, most of which are secured by real estate located in the primary market area. These loan categories accounted for approximately 84.8% of the loan portfolio at December 31, 1998. To a lesser extent, Great Lakes Bank also makes construction loans and consumer loans, including installment loans and second mortgages, and offers credit cards.



         LOAN PORTFOLIO COMPOSITION AND ACTIVITY. The following tables sets forth the composition of the loan portfolio in dollar amounts and in percentages at December 31, 1998, 1997 and 1996, along with a reconciliation to loans receivable, net.



                                                                               AT DECEMBER 31,
                                          ------------------------------------------------------------------------------------------
                                                     1998                            1997                           1996
                                          ---------------------------    ----------------------------   ----------------------------
                                             AMOUNT         PERCENT         AMOUNT          PERCENT         AMOUNT         PERCENT
                                          -------------    ----------    -------------    -----------   --------------   -----------
Type of loan:
   1-4 family real estate................ $  28,059,900         46.5%    $  27,705,745          52.2%   $   20,260,138         52.4%
   Commercial real estate and other......    23,083,967         38.3%       15,763,306          29.7%       11,563,397         29.9%
   Construction..........................    10,647,521         17.6%        9,837,670          18.5%        7,141,588         18.5%
   Consumer..............................     3,625,487          6.0%        3,995,899           7.5%        3,111,364          8.1%
                                            -----------       -------      -----------        -------      -----------       -------
Total loans..............................    65,416,875        108.4%       57,302,620         107.9%       42,076,487        108.9%
Less:
   Undisbursed loans in progress.........   (4,489,532)         -7.4%      (3,752,865)          -7.1%      (2,996,388)         -7.8%
   Unamortized loan origination fees, net     (114,464)         -0.2%         (49,770)          -0.0%        (131,535)         -0.3%
   Allowance for loan losses.............     (482,418)         -0.8%        (402,534)          -0.8%        (314,893)         -0.8%
                                            -----------       -------      -----------        -------      -----------       -------
Net loans................................ $  60,330,461        100.0%    $  53,097,451         100.0%   $   38,633,671        100.0%
                                            ===========       =======      ===========        =======      ===========       =======



         The following table presents maturity information for the loan portfolio at December 31, 1998. The table does not include prepayments or scheduled principal repayments. Adjustable-rate mortgage loans are shown as maturing based on contractual maturities.



                                                                        YEAR ENDED DECEMBER 31, 1998
                                         ------------------------------------------------------------------------------------------
                                                              COMMERCIAL
                                          1 - 4 FAMILY        REAL ESTATE
                                           REAL ESTATE         AND OTHER         CONSTRUCTION         CONSUMER           TOTAL
                                         ---------------    ---------------    ----------------    --------------    --------------
Amount Due:
  Due in one year or less............... $             0    $     2,486,285    $      2,718,400    $      593,764    $    5,798,449
  Due after one year through five years.       3,728,853          4,656,109           1,750,303         1,031,776         8,167,041
  Due after five years..................      27,331,047         15,941,573           6,178,818         1,999,947        51,451,385
                                             -----------        -----------         -----------       -----------       -----------
         Total amount due............... $    28,059,900    $    23,083,967    $     10,647,521    $    3,625,487    $   65,846,875
                                             ===========        ===========         ===========       ===========       ===========
Less:
  Undisbursed loans in process..........                                                                                 (4,489,532)
  Unamortized loan origination fees, net                                                                                   (114,464)
  Allowance for loan losses.............                                                                                   (482,418)
                                                                                                                        -----------
Net loans...............................                                                                             $   60,330,461
                                                                                                                        ===========

         The following table shows the dollar amount of all loans due after December 31, 1998 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 1998 that have floating or adjustable interest rates.



                                                                    FLOATING OR
                                               FIXED RATES         ADJUSTABLE RATES           TOTAL
                                           ----------------    --------------------    ----------------
1-4 family real estate.................... $     20,046,171    $          8,013,729    $     28,059,900
Commercial real estate and other..........        4,808,783              18,275,184          23,083,967
Construction..............................        5,523,138               5,124,383          10,647,521
Consumer..................................        2,148,225               1,477,262           3,625,487
                                                 ----------              ----------          ----------
         Total............................ $     32,526,317    $         32,890,558    $     65,416,875
                                                 ==========              ==========          ==========



         1-4 FAMILY REAL ESTATE LOANS. A significant portion of Great Lakes Bank's lending consists of origination of conventional loans secured by 1-4 family real estate located within the primary market area. Great Lakes Bank made more mortgage loans in 1998 than in any previous year, originating a total of $29,087,080 mortgage loans.



         Residential real estate loans are generally underwritten consistent with FNMA (Federal National Mortgage Association) and FHLMC (the Federal Home Loan Mortgage Corporation) secondary market standards, but exceptions are made on a case-by-case basis. As a community bank, Great Lakes Bank makes "nonconforming" loans, meaning loans that for a variety of reasons cannot be sold in the secondary market, for instance because of the property type, the borrower's credit history or loan documentation requirements. Using underwriting criteria believed by the bank to be prudent, Great Lakes Bank will make nonconforming loans, generally on an adjustable-rate basis, retaining these loans in the bank's portfolio. In this way, Great Lakes Bank seeks to control interest-rate risk and make available to borrowers mortgage credit that might not be obtainable elsewhere.



         In the past, Great Lakes Bank selectively retained fixed-rate loans to increase its loan-to-deposit ratio. Although the bank has retained fixed-rate mortgage loans in its portfolio, it may sell fixed-rate loans in the secondary market to the FHLMC, with 0.25% servicing retained to ensure customer service, or on a servicing- released basis to other financial institutions. In order to control interest-rate risk, the bank has become a more active seller in the secondary market. Mortgage loans totaling $16,988,949 were sold in 1998. Adjustable-rate mortgage loans are ordinarily retained in the loan portfolio. Approximately 28.6% of the portfolio of conventional mortgage loans secured by 1-4 family real estate at December 31, 1998 was adjustable rate.


         Great Lakes Bank generally makes loans of up to 90% of the value of the real estate and improvements securing such loans (the "loan-to-value" or "LTV" ratio) on 1-4 family real estate. Great Lakes Bank generally does not lend in excess of 80% of the appraised value or sales price (whichever is less) of the property unless the borrower obtains private mortgage insurance on the amount of the loan in excess of 80% LTV. The bank's typical debt-to-income ratio guideline for residential real estate mortgage loan approval is 28% housing expense-to-income, and 36% total debt-to-income. Residential real estate loans are offered by Great Lakes Bank for terms of up to 30 years.


         At December 31, 1998, there were no loans secured by residential real estate with outstanding balances more than 90 days delinquent or nonaccruing.



         COMMERCIAL REAL ESTATE AND OTHER LOANS. Great Lakes Bank is also active in commercial lending. In Lake County, the primary service area, there are numerous small and medium-sized business establishments, including light industrial, manufacturing, retail and service businesses. Great Lakes Bank makes commercial loans to these enterprises for general business purposes, most of which loans are secured by real estate. The bank has been placing increased emphasis on its commercial loan products and expects to continue doing so.

The bank recently hired two additional "Business Bankers" to promote Great Lakes Bank's commercial loan products and serve the deposit and borrowing requirements of the bank's commercial customers.


         With loan-to-value ratios of up to 80%, Great Lakes Bank's commercial loans ordinarily are secured by commercial real estate and are priced in relation to the prime rate. Such loans generally have note terms of five to 15 years, amortizing over a term of 15 to 20 years. Although commercial loans generally bear somewhat more risk than single-family residential mortgage loans, commercial loans tend to be higher yielding, tend to have shorter terms and generally provide for interest-rate adjustments as prevailing rates change. Accordingly, commercial loans enhance a lender's interest rate risk management and, in management's opinion, promote more rapid asset and income growth than a loan portfolio comprised strictly of residential real estate mortgage loans. As a result, Great Lakes Bank has been placing more emphasis on its commercial loan products and expects to continue doing so in the future. On rare occasions, Great Lakes Bank has made unsecured commercial loans, which are also typically priced in relation to the prime rate and have maturities of up to one year.

         Although a risk of nonpayment exists for all loans, certain specific types of risks are associated with various types of loans. One of the primary risks associated with commercial loans has to do with the quality of the borrower's management. A majority of Great Lakes Bank's commercial loans are secured by real estate. Risks associated with real estate loans in general include fluctuating land values, changes in tax policies, the impact of national and regional economic factors and concentration of loans within the market area. Great Lakes Bank attempts to mitigate these risks by maintaining a close working relationship with borrowers and by obtaining cross-collateralization and personal guarantees. In the process of considering a commercial loan application, Great Lakes Bank reviews the financial statements of the commercial borrower, appraisals of the collateral and other documentation in order to determine (i) whether there will be sufficient income to cover payments on the proposed loan as well as other existing debt of the commercial loan applicant,
(ii) whether the collateral is of adequate liquidation value and (iii) whether the applicant has a good payment history and is capable of performing the requirements of the loan. Other reviews and analyses are undertaken as appropriate, depending upon the complexity of the credit request.


         At December 31, 1998, commercial loans that were more than 90 days delinquent or nonaccruing totaled $46,486 in aggregate outstanding balances, or 0.2% of the commercial loan portfolio.


         CONSTRUCTION LOANS. Great Lakes Bank originates several different types of loans that it categorizes as construction loans, including (i) residential construction loans to borrowers who will occupy the premises upon completion of construction, (ii) residential construction loans to builders, (iii) commercial construction loans and (iv) real estate acquisition and development loans. Because of the complex nature of construction lending, these loans are generally recognized as having a higher degree of risk than other forms of real estate lending. Great Lakes Bank's fixed-rate and adjustable-rate construction loans provide for the same interest rate terms on the construction loan and on the permanent mortgage loan that follows completion of the construction phase, provided that the borrower pays at origination of the loan an additional one percentage point of the total loan amount in the case of fixed-rate construction loans, and one-half percentage point in the case of adjustable-rate construction loans.

         Great Lakes Bank is active in lending on single-family residences to borrowers who will occupy the home following completion of construction, or "owner-built" construction. These loans are typically made with a six- to nine-month construction term. Upon completion of construction, the loans convert to permanent mortgage loans with regularly amortizing principal and interest payments, usually over a fifteen- to thirty-year term. These owner-built construction loans are made with both fixed and adjustable interest rates.

         Great Lakes Bank also lends to builders for the construction of single-family residences as models or under contract for sale. Builder construction loans are typically six to nine months in duration, and are usually made with adjustable interest rates from one to one and one-half percent above Great Lakes Bank's prime rate.

         Great Lakes Bank makes construction loans to individuals and businesses for the purpose of constructing commercial properties. These loans are ordinarily made with a six- to twelve-month construction term. Upon completion of the project, commercial construction loans convert to permanent commercial loans with regularly amortizing principal and interest payments, generally on the same terms as a commercial real estate loan. Adjustable-rate commercial construction loans generally are made with interest rates that adjust every three to five years. Variable-rate commercial construction loans generally are made with interest rates that vary according to changes in Great Lakes Bank's prime rate, with interest rates ranging generally from one-half to one point over prime.

         Great Lakes Bank also makes loans for the acquisition and development of residential and commercial acreage. Acquisition and development loans are made with adjustable rates that are one to two percent above the bank's prime rate. These acquisition and development loans typically have terms of one to two years.


         At December 31, 1998, there were no construction loans with outstanding balances more than 90 days delinquent or nonaccruing. At that date, Great Lakes Bank's construction loans consisted of the following types:



                                                   TOTAL DOLLAR           PERCENT OF TOTAL
                                                    AMOUNT AT               CONSTRUCTION
                                                DECEMBER 31, 1998              LOANS
                                             ----------------------     ------------------
TYPE OF CONSTRUCTION LOAN
Residential Construction (owner-built)...... $            5,398,818                  50.7%
Builder Loans...............................              2,960,883                  27.8%
Commercial Construction.....................              1,515,000                  14.2%
Acquisition and Development.................                772,820                   7.3%
                                                       ------------                -------
         Total construction loans........... $           10,647,521                 100.0%
                                                       ============                =======


         CONSUMER LOANS. Great Lakes Bank offers several consumer loan products: home equity loans, installment loans and credit cards. The bank does not currently do any indirect lending.

         Great Lakes Bank's home equity loan policy generally allows for a loan of up to 80% of a property's appraised value less the principal balance of the outstanding first mortgage loan. The interest rate generally ranges from prime to one and one-half percentage points over the prime rate, depending on the size of the loan. Home equity loans are repayable monthly, with the monthly payment calculated as one and one-half percent of the outstanding balance. Great Lakes Bank's home equity loans generally have terms of ten to fifteen years, with borrowing permitted in the first five to ten years, respectively, and the last five years being dedicated solely to repayment of the loan.

         In addition to home equity loans, Great Lakes Bank also offers installment loans for the purchase of automobiles and for other consumer purposes. The bank lends for the purchase of both new and used automobiles, generally requiring a minimum down payment of 15% from the borrower for a new car purchase and a minimum of 20% down payment for a used car purchase. Automobile loans are made with fixed interest rates with a term of two to five years. Installment loans are made for other consumer purposes, generally on a secured basis, with fixed interest rates and terms ranging from one to ten years.

         As a result of consumer demand, Great Lakes Bank makes small unsecured loans to VISA customers. Great Lakes Bank also provides overdraft protection to checking account depositors, but only if the checking account is linked to another account from which the bank may debit funds to pay the overdraft.

         Great Lakes Bank underwrites consumer loans in a manner designed to assure compliance with applicable regulations and the bank's underwriting standards. Payment history on applicants is very important on these smaller loans, and is checked through in-house records as well as credit bureaus. On automobile loans, the value of the collateral is checked through the N.A.D.A. book (the "blue book") or another valuation service. The borrower's income must be adequate to cover all of his or her debt payments and other monthly payment obligations, including the proposed loan.


         At December 31, 1998, Great Lakes Bank had approximately $3.6 million in its consumer loan portfolio, which was 6.0% of total net loans. Consumer loans totaling approximately $994 were over 90 days delinquent or nonaccruing on that date. As of December 31, 1998, the amount and percentage of consumer loans by type was as follows:



                                                      TOTAL DOLLAR           PERCENT OF TOTAL
                                                       AMOUNT AT                 CONSUMER
                                                   DECEMBER 31, 1998               LOANS
                                                 ----------------------     -------------------
TYPE OF CONSUMER LOAN
Home Equity Loans............................... $              555,147                   15.3%
Home Equity Lines of Credit.....................              1,477,262                   40.8%
Automobile Loans................................                718,086                   19.8%
Boat Loans......................................                 91,225                    2.5%
Passbook Loans..................................                120,790                    3.3%
Other Secured Consumer Loans....................                350,840                    9.7%
Credit Cards and Other Unsecured Consumer Loans.                312,137                    8.6%
                                                             ----------                -------
         Total consumer loans................... $            3,625,487                  100.0%
                                                             ==========                =======


         LOAN SOLICITATION AND PROCESSING. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate developers, solicitations by Great Lakes Bank personnel and walk-in customers.

         When a loan request is made, Great Lakes Bank reviews the application, as well as credit bureau reports, appraisals, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. The bank's underwriting guidelines are set by senior management at the home office. Loan applications are generally processed and underwritten at the home office. Residential real estate loans are underwritten consistent with FNMA and FHLMC standards, but exceptions are made on a case-by-case basis. Loan applications are generally processed and underwritten at the home office.

         At the time of an application for a residential mortgage loan, an appraisal of the property and borrower credit report are ordered. In addition, the borrower's employment, income and financial information are obtained and verified. When all of the necessary information is received, the information is reviewed and analyzed with reference to Great Lakes Bank's underwriting worksheet, which includes pertinent data such as debt-to-income ratios, the loan-to-value ratio, credit history highlights and details concerning funds available for down payment and closing costs. Depending on the size of the loan applied for, final approval is given by senior management, the Loan Committee or the Executive Committee.

         At the time of application for a commercial loan, the commercial loan officer will obtain financial information of the borrower, including business financial statements and, as appropriate, personal financial statements and income tax records. In those circumstances in which real estate will serve as collateral for the commercial loan, an appraisal is ordered as well. Credit reports are obtained for individual borrowers, and Dun and Bradstreet reports are ordered for business borrowers. If the borrower has had previous borrowings from or deposit accounts with Great Lakes Bank, payment and balance histories are reviewed as well. The commercial loan officer analyzes the financial information and assesses the borrower's ability to repay the proposed loan. The commercial loan officer will also generally visit the business location or, in the case of real estate, inspect the property. The results of the commercial loan officer's analysis and assessment are compiled into a standard written Loan Request worksheet that is presented to the Loan Committee or Executive

Committee for approval. Individual officers have very limited authority to approve loans without the approval of the Loan Committee or Executive Committee.

         INCOME FROM LENDING ACTIVITIES. Great Lakes Bank earns interest and fee income from its lending activities. The bank receives fees for originating loans, which fees, net of origination costs, are amortized over the life of the respective loan. Great Lakes Bank also receives loan fees related to existing loans, including late charges. Income from loan origination and commitment fees and discounts varies with the volume and type of loans and commitments made and with competitive and economic conditions. Note 1(c) to the Consolidated Financial Statements included herein contains a discussion of the manner in which loan fees and income are recognized for financial reporting purposes.

NONPERFORMING LOANS

         A loan is considered by Great Lakes Bank to be nonperforming when it is 90 days or more delinquent or, if sooner, when the bank has determined that repayment of the loan in full is unlikely. Late charges on residential mortgages are assessed if a payment is not received by the 15th day after the due date. Immediately thereafter, any borrower whose payment was not received by this time is mailed a past due notice. The borrower will be contacted by telephone if the delinquency continues to the 30th day. Late charges generally do not apply to Great Lakes Bank's commercial loans. With payments generally due on the first of each month, a commercial borrower will be contacted if a loan payment has not been received by the tenth day of the month.


         When an advanced stage of delinquency appears on a single-family loan (generally about the 60th day of delinquency) and if repayment cannot be expected within a reasonable amount of time or a repayment agreement has not been entered into, Great Lakes Bank will contact an attorney and request that the required notice of foreclosure or repossession proceedings be prepared and delivered to the borrower in order that, if necessary, foreclosure proceedings may be initiated promptly. Insofar as commercial loans are concerned, Great Lakes Bank does not address advanced delinquencies and initiate foreclosure on its collateral pursuant to a formula, to the same degree that it does in the case of delinquent residential mortgage loans. Instead, the procedures for addressing delinquencies in commercial loans can vary from one loan to the next, depending on a variety of factors. As of December 31, 1998, no loans were in nonaccrual status, and the ratio of nonperforming assets to total assets was 0.05%. Generally, unless the property is a one- to four-family residential dwelling and well collateralized, interest accrual ceases in 90 days (but no later than the date of acquisition by foreclosure, voluntary deed or other means) and the loan is classified as nonperforming.



         Late charges on installment loans are assessed if a payment is not received by the 10th day following the due date. Immediately thereafter, any borrower whose payment was not received by this time is mailed a past due notice. Credit card statement processing is undertaken by a third party under contract with Great Lakes Bank. Past due notices are generated automatically, depending on the stage of delinquency of the card holder, with charge-off occurring after 120 days. As of December 31, 1998 no credit card loans were nonperforming.



         On December 31, 1998 Great Lakes Bank held no real estate and other repossessed collateral acquired as a result of foreclosure, voluntary deed, or other means. When the bank does obtain such real estate, it is classified as "other real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition) or fair value. Any subsequent write-down resulting therefrom is charged to expense. All costs incurred from that date in maintaining the property are expensed. "Other real estate owned" is appraised during the foreclosure process, prior to the time of acquisition. Losses are recognized for the amount by which the book value of the related mortgage loan exceeds the estimated net realizable value of the property.



         Not categorized as nonperforming loans are certain potential problem loans that management believes are adequately secured and for which no material loss is expected, but as to which certain circumstances could cause the borrowers to be unable to comply with the existing loan repayment terms at some future date. At December 31, 1998 potential problem loans totaled approximately $607,748.



         Great Lakes Bank had no nonaccrual loans at December 31, 1998, $82,012 at December 31, 1997 and $71,346 at December 31, 1996. Interest income that would have been recognized if such loans had performed in accordance with contractual terms totaled $0 in 1998, $6,369 for the year ended December 31, 1997, and $1,235 for the year ended December 31, 1996. No interest income was recognized on such loans during any of the periods.


         The following table summarizes nonperforming assets by category.


                                                                                 DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  1998                1997                 1996
                                                            ----------------    -----------------    ----------------
1-4 family real estate:
   Nonaccrual............................................   $              0    $          70,047    $         70,047
   Past due 90 days or more(1) ..........................                  0                    0                   0
Commercial real estate and other:
   Nonaccrual ...........................................                  0               11,965                   0
   Past due 90 days or more(1) ..........................             46,486               31,916                   0
Construction:
   Nonaccrual ...........................................                  0                    0                   0
   Past due 90 days or more(1) ..........................                  0                    0                   0
Consumer
   Nonaccrual ...........................................                  0                    0               1,299
   Past due 90 days or more(1) ..........................                994                1,406                   0
                                                               -------------        -------------       -------------
      Total nonperforming loans .........................             47,480              115,334              71,346
Other real estate owned .................................                  0                    0                   0
                                                               -------------        -------------       -------------
      Total nonperforming assets ........................   $         47,480    $         115,334    $         71,346
                                                               =============        =============       =============
Loans outstanding, net...................................   $     60,330,461    $      53,097,451    $     38,633,671
Allowance for loan losses to total net loans.............               0.80%                0.76%               0.81%
Nonperforming loans to total loans, net..................               0.08%                0.22%               0.18%
Nonperforming assets to total assets ....................               0.05%                0.17%               0.13%
Allowance for possible loan losses to nonperforming loans            1,016.0%               349.0%              441.4%

--------------------

(1) Represents accruing loans delinquent greater than 90 days which are considered to be well secured by management and in the process of collection.


         Impaired loans include all nonaccrual and restructured commercial real estate and other commercial loans. Residential real estate and consumer loans are excluded from the definition of an impaired loan. Loan impairment is measured as the present value of expected future cash flows discounted at the loan's initial interest rate, the fair value of the collateral of an impaired collateral dependent loan or an observable market price. Interest income on impaired loans is recognized on a cash-basis method. As of December 31, 1997, the investment in loans for which impairment had been recognized totaled $43,881, with no impaired loans as of December 31, 1998 or December 31, 1996. At December 31, 1997, the total allowance for loan losses related to impaired loans was $6,582.


         ALLOWANCE FOR LOAN LOSSES. The amount of the allowance for loan losses is based on management's analysis of risks inherent in the various segments of the loan portfolio, management's assessment of known or potential problem credits that have come to management's attention during the ongoing analysis of credit quality, historical loss experience, current and anticipated economic conditions and other factors. If actual circumstances and losses differ substantially from management's assumptions and estimates, such allowance for loan losses might not be sufficient to absorb all future losses, and net earnings could be adversely affected. Loan loss estimates are reviewed periodically, and adjustments, if any, are reported in earnings in the period in which they become known. In addition, Great Lakes Bank maintains a portion of the allowance to cover potential losses due to contingencies that have not been specifically identified.


         Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 1998, future adjustments to the allowance may be necessary, and net earnings could be affected, if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the Northeast Ohio economy and employment could result in increased levels of nonperforming assets and charge-offs, increased provisions for loan losses and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review Great Lakes Bank's allowance for loan losses. The banking agencies could require the recognition of additions to the allowance based on their judgment of information available to them at the time of their examination.


         The following is a summary of Great Lakes Bank's loan loss experience and selected ratios for the periods presented.


                                                          YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      1998           1997           1996
                                                  -----------    -----------    -----------
Allowance for loan losses (beginning of period)   $   402,534    $   314,893    $   238,853
Loans charged off:
   1-4 family real estate .....................             0          1,636              0
   Commercial real estate and other ...........        14,406          4,339              0
   Construction ...............................             0              0              0
   Consumer ...................................        28,478          6,023         12,318
                                                  -----------    -----------    -----------
      Total loans charged off .................        42,884         11,998         12,318
Recoveries of loans previously charged off:
   1-4 family real estate .....................             0            197              0
   Commercial real estate and other ...........             0              0              0
   Construction ...............................             0              0              0
   Consumer ...................................         2,768          2,442         11,358
                                                  -----------    -----------    -----------
      Total recoveries ........................         2,768          2,639         11,358
                                                  -----------    -----------    -----------
Net loans charged off .........................        40,116          9,359            960
                                                  -----------    -----------    -----------
Provision for loan losses .....................       120,000         97,000         77,000
                                                  -----------    -----------    -----------
Allowance for loan losses (end of period) .....   $   482,418    $   402,534    $   314,893
                                                  ===========    ===========    ===========
Loans outstanding:
   Average, net ...............................   $55,649,657    $46,751,096    $32,740,809
   End of period, net .........................   $60,330,461    $53,097,451    $38,633,671
Ratio of allowance for loan losses to loans
outstanding at end of period ..................          0.80%          0.76%          0.81%
Net charge offs to average loans ..............          0.07%          0.02%          0.00%

         The following table sets forth the allocation of Great Lakes Bank's allowance for loan losses by category and the percent of loans in each category to total loans at the dates indicated. The portion of the loan allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category because the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.



                                                                     AT DECEMBER 31,
                                     -------------------------------------------------------------------------------
                                               1998                      1997                      1996
                                     ------------------------   ------------------------   -------------------------
                                                   PERCENT OF                 PERCENT OF                PERCENT OF
                                                    LOANS TO                   LOANS TO                  LOANS TO
                                      AMOUNT      TOTAL LOANS     AMOUNT     TOTAL LOANS     AMOUNT      TOTAL LOANS
                                     ----------   -----------   ----------   -----------   ----------   ------------
AT THE END OF PERIOD ALLOCATED TO:
Type of Loan:
         1-4 family real estate ..   $  111,052        42.89%   $  107,617        48.35%   $   79,421        48.16%
         Commercial real estate
         and other ...............      285,094        35.29%      204,804        27.51%      154,261        27.48%
         Construction ............       21,949        16.28%       20,877        17.17%       17,733        16.97%
         Consumer ................       64,323         5.54%       69,236         6.97%       63,478         7.39%
                                     ----------   ----------    ----------   ----------    ----------   ----------
Total Loans ......................   $  482,418       100.00%   $  402,534       100.00%   $  314,893       100.00%
                                     ==========   ==========    ==========   ==========    ==========   ==========



         CLASSIFIED ASSETS. FDIC regulations governing classification of assets require nonmember commercial banks, including Great Lakes Bank, to classify their own assets and to establish appropriate general and specific allowances for losses, subject to FDIC review. These regulations are designed to encourage management to evaluate assets on a case-by-case basis and to discourage automatic classifications. Assets classified as watch, substandard or doubtful must be evaluated by management to determine a reasonable general loss reserve, which is included in total capital for purposes of the bank's risk-based capital requirement but which is not included in Tier 1 capital or in capital under generally accepted accounting principles. Assets classified as loss must either be written off or reserved for by a specific allowance, which is not counted toward capital for purposes of any of the regulatory capital requirements. As of December 31, 1998 assets classified as watch totaled $575,649, assets classified as substandard totaled $28,790 and assets classified as doubtful totaled $3,309, for aggregate classified assets of $607,748. There were no assets classified as loss as of December 31, 1998.


INVESTMENTS

         Investment securities provide a return on residual funds after lending activities. Investments may be in interest-bearing deposits, U.S. Government and agency obligations, state and local government obligations and government-guaranteed, mortgage-backed securities, which are generally held to maturity. Great Lakes Bank generally does not invest in securities that are rated less than investment grade by a nationally recognized statistical rating organization. A goal of GLB and Great Lakes Bank's investment policy is to limit interest-rate risk. GLB's operations independent of Great Lakes Bank consist principally of investments in a small number of financial institutions or holding companies, which investments are treated as available for sale and represent less than 5% of the outstanding shares of those institutions or holding companies.

         All securities-related activity is reported to the Board of Directors. General changes in investment strategy are required to be reviewed and approved by the Board. Senior management can purchase and sell securities in accordance with GLB and Great Lakes Bank's stated investment policy.

         The following table sets forth the carrying value of GLB's investment portfolio at the dates indicated.


                                                  YEAR ENDED DECEMBER 31,
                                         ------------------------------------
                                            1998          1997         1996
                                         ----------   ----------   ----------
AVAILABLE FOR SALE:
         U.S. Treasury and other U.S.
         Government agency obligations   $        0   $        0   $        0
         Equity securities ...........    2,802,711            0            0
                                         ----------   ----------   ----------
         Total .......................    2,802,711            0            0
HELD TO MATURITY:
         U.S. Treasury and other U.S.
         Government agency obligations   $2,007,742   $1,614,300   $1,137,485
         Equity securities ...........            0        5,000        5,000
                                         ----------   ----------   ----------
         Total .......................    2,007,742    1,619,300    1,142,485
                                         ----------   ----------   ----------
TOTAL INVESTMENT SECURITIES ..........   $4,810,453   $1,619,300   $1,142,485
                                         ==========   ==========   ==========



         At December 31, 1998, GLB's debt securities totaling $500,000 mature in one year or less and $1,507,742 mature in one to five years.


SOURCE OF FUNDS


         DEPOSIT ACCOUNTS. Savings deposits are a major source of funds. Great Lakes Bank offers a number of alternatives for depositors designed to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 60 months. The bank also provides travelers' checks, official checks, money orders, ATM services and IRA accounts. Great Lakes Bank offers a large-balance deposit account product known as the "Golden Passbook Account," which may be opened with a minimum balance of $2,500. At December 31, 1997, Golden Passbook Accounts represented approximately $22.5 million, or approximately 43.2%, of total deposit liabilities. At December 31, 1998 Golden Passbook Accounts represented approximately $29.4 million, or approximately 42.8%, of total deposit liabilities. Great Lakes Bank does not solicit or accept brokered deposits.



         Messrs. Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, Great Lakes Bank's most substantial depositors, with total deposits of approximately $6.5 million as of March 31, 1999, $6.7 million as of December 31, 1998, $5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.

                  The distribution of deposit accounts by type and rate is set forth in the following tables as of the indicated dates.


                                                                         AT DECEMBER 31,
                              ------------------------------------------------------------------------------------------------
                                                     1998                                              1997
                              -----------------------------------------------    ---------------------------------------------
                                   AMOUNT           AVERAGE         PERCENT          AMOUNT           AVERAGE        PERCENT
                                                     YIELD                                             YIELD
                              -----------------   ------------    -----------    ---------------     ----------    -----------
Demand deposit accounts...... $      20,040,467          2.23%          29.2%    $    13,088,994          2.07%          25.2%
Savings accounts ............        35,144,171          3.76%          51.2%         27,926,967          3.67%          53.7%
                                     ----------                        ------        -----------                        ------
   Total transaction accounts        55,184,638                         80.4%         41,015,961                         78.9%
Certificates:
   4.00% and less............            74,665                          0.1%             93,493                          0.2%
   4.01% - 5.00%.............         3,556,146                          5.2%          2,222,724                          4.3%
   5.01% - 6.00%.............         6,652,027                          9.7%          5,403,988                         10.3%
   6.01% - 7.00%.............         2,170,829                          3.1%          2,304,459                          4.4%
   7.01% - 8.00%.............         1,016,821                          1.5%            971,291                          1.9%
                                     ----------                        ------        -----------                        ------
         Total certificates..
         of deposit..........        13,470,488          5.62%          19.6%         10,995,955          5.56%          21.1%
                                     ----------          -----         ------         ----------         ------         ------
Total deposits............... $      68,655,126          4.06%         100.0%    $    52,011,916          3.95%         100.0%
                                     ==========          =====         ======         ==========         ======         ======

                                                                         AT DECEMBER 31,
                              ---------------------------------------------
                                                     1996
                               --------------------------------------------
                                   AMOUNT           AVERAGE       PERCENT
                                                     YIELD
                               ---------------    -----------    ----------
Demand deposit accounts......  $    10,979,586          2.20%         26.0%
Savings accounts ............       23,371,968          3.58%         55.3%
                                   -----------                       ------
   Total transaction accounts       34,351,554                        81.3%
Certificates:
   4.00% and less............          238,341                         0.6%
   4.01% - 5.00%.............        3,192,395                         7.5%
   5.01% - 6.00%.............        2,956,980                         7.0%
   6.01% - 7.00%.............          515,360                         1.2%
   7.01% - 8.00%.............          997,899                         2.4%
                                   -----------                       ------
         Total certificates..
         of deposit..........        7,900,975          5.47%         18.7%
                                   -----------         ------        ------
Total deposits...............  $    42,252,529          3.84%        100.0%
                                    ==========         ======        ======

         The following table sets forth the amount of time deposits that are $100,000 or more, including certificates of deposit, by time remaining until maturity.


MATURITY PERIOD                                   AT DECEMBER 31, 1998
----------------------------------------      -----------------------------
Three months or less....................             $      327,902
Over three through six months ..........                    458,991
Over six through 12 months..............                  1,803,248
Over 12 months .........................                  1,738,985
                                                         ----------
     Total .............................             $    4,329,126
                                                         ==========



         BORROWINGS. Deposits and repayment of loan principal are the primary source of funds for lending activities and other general business purposes. However, when the supply of lendable funds or funds available for general business purposes cannot meet the demand for loans or such general business purposes, Great Lakes Bank can obtain funds through loans (advances) from the FHLB of Cincinnati. Advances from the FHLB are made on a secured basis. FHLB advances have terms of five years and require payments of interest only until maturity. There is a substantial penalty for prepayment of advances. As necessary, Great Lakes Bank uses FHLB advances to fund lending activities. See "SUPERVISION AND REGULATION - FEDERAL HOME LOAN BANKS." As of March 31, 1999 Great Lakes Bank had outstanding FHLB advances totaling $7.5 million, and approximately $11.25 million of the mortgage portfolio was pledged to secure FHLB advances. Refer to Note 8 of Notes to Consolidated Financial Statements for additional information regarding FHLB advances. Great Lakes Bank also has arrangements to borrow additional short-term funds from other commercial banks.


         The following table sets forth the maximum amount of the Bank's FHLB advances and other borrowings outstanding at any month end during the periods shown, the average aggregate balances of FHLB advances and other borrowings for such periods, and the weighted average interest rate of total borrowings for such periods:


                                                                   DECEMBER 31,
                                               -----------------------------------------------------
                                                     1998              1997               1996
                                               ----------------   ---------------    ---------------
Maximum amount outstanding:
   FHLB advances.............................. $      9,000,000   $     7,500,000    $     5,000,000
Average amount of FHLB advances and
   other borrowings outstanding ..............        7,512,097         6,410,417          1,363,636
Weighted average interest rate of total
   borrowings based on quarter-end balances...            6.76%             6.79%              6.80%


         The following table sets forth certain information as to FHLB advances and other borrowings at the dates indicated:


                                                                     DECEMBER 31,
                      -----------------------------------------------------------------------------------------------------------
                                    1998                                1997                                  1996
                      --------------------------------    ---------------------------------    ----------------------------------
                                       WEIGHTED                            WEIGHTED                              WEIGHTED
                                       AVERAGE                             AVERAGE                               AVERAGE
                         AMOUNT        INTEREST RATE         AMOUNT        INTEREST RATE           AMOUNT        INTEREST RATE
                      -------------    ---------------    -------------    ----------------    --------------    ----------------
FHLB advances.......  $   9,000,000              6.76%    $   7,500,000               6.78%    $    5,000,000               6.80%
                          ---------                           ---------                             ---------
   Total borrowings.  $   9,000,000                       $   7,500,000                        $    5,000,000
                          =========                           =========                             =========

PROPERTIES


         In July 1994 Great Lakes Commerce Bank's facilities consisted of its main office and three of the branches identified in the table below. The main office and two of the branches were subsequently relocated to locations GLB believes to be more prominent, and the third branch was completely remodeled. Great Lakes Bank has opened four new branches since 1994 and plans to open an additional Lake County branch in 1999.


         The following table sets forth certain information regarding Great Lakes Bank's offices. Each of the offices is equipped with drive-through teller facilities as well as an automated teller machine ("ATM"). All branches offer night-drop facilities as well. Drive-through teller facilities open at 7:30 a.m. Monday through Saturday, and lobby facilities open at 9:00 a.m. Monday through Saturday. Office hours end at 5:00 p.m. Monday through Thursday, 6:00 p.m. on Friday and at noon on Saturday.


                                     OWNED           APPROXIMATE
LOCATION                            /LEASED         SQUARE FOOTAGE                  OTHER INFORMATION
-----------------------------    -------------    ------------------    -----------------------------------------
MAIN OFFICE:                     Owned                  14,572          opened by Great Lakes Commerce Bank in
7001 Center Street                                                      1957, relocated in 1994
Mentor, Ohio  44060
BRANCHES:
9365 Mentor Avenue               Owned                   2,064          opened in 1994
Mentor, Ohio  44060
1522 Mentor Avenue               Leased (1)              2,706          opened by Great Lakes Commerce Bank in
Painesville, Ohio  44077                                                1968, relocated in 1995
29933 Euclid Avenue              Leased (2)              2,700          opened by Great Lakes Commerce Bank in
Wickliffe, Ohio  44092                                                  1969, relocated in 1997
38600 Lakeshore Boulevard        Owned                   2,100          opened by Great Lakes Commerce Bank in
Willoughby, Ohio  40094                                                 1959, remodeled 1997
28500 Chardon Road               Leased (3)              3,268          opened in 1996
Willoughby Hills, Ohio  44094
7742 Lakeshore Boulevard         Owned (4)               1,650          opened in August 1998
Mentor, Ohio  44060
34580 Lakeshore Boulevard        Leased (5)              3,200          opened in February 1999
Eastlake, Ohio 44095
58 South Park Place              Leased (6)              2,700          opened in February 1999
Painesville, Ohio  44077



(1) This property had been leased by Great Lakes Bank from a company controlled by Richard M. Osborne, but the property was subsequently sold to an unrelated third party. Mr. Osborne is a substantial shareholder, Vice Chairman and a director of the Company. Dated October 1, 1994, the lease has a term of ten years from the date of completion of construction (which was completed in 1995), with annual rent at $12 per square foot, payable in monthly installments. Great Lakes Bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with annual rental increased by 10% from the original annual rate.



(2) This property is leased by Great Lakes Bank from Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. Although Great Lakes Bank has not obtained an independent appraisal supporting the fairness of the lease terms, Great Lakes Bank believes that the terms and conditions of the lease are at least as favorable to the bank as those that would apply in the case of a lease with an unrelated third party. Dated May 1, 1997, the lease has a term of ten years, with annual rent of $31,200 ($12 per square foot), payable in monthly installments. Great Lakes Bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with an annual rent increase of 10% from the original annual rate. See "MANAGEMENT OF GLB - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."


(3) This property was sold by Great Lakes Bank in 1998 in a sale/leaseback transaction with Collinwood Properties Co., LLC, a limited liability company controlled by an affiliate of Michael Osborne. Michael Osborne is the son of Jerome T. Osborne and the brother of Richard M. Osborne, each of whom is a director of GLB. Jerome T. Osborne is the Chairman of the Board and

         Richard M. Osborne is the Vice Chairman of the Board of GLB. The branch property is leased by Great Lakes Bank from Collinwood Properties Co., LLC. The lease is a ten-year lease with a renewal option. Monthly rental is approximately $2,900, plus taxes and utilities.

(4) The $297,050 purchase price of the property was paid by GLB in the form of the issuance of 23,764 shares of common stock (at $12.50 per share). GLB acquired this property from an individual who holds an equity interest in Turkey Vulture Fund XIII, Ltd. and is an investor with Turkey Vulture Fund XIII, Ltd. in certain publicly held real estate investment trusts. Turkey Vulture Fund XIII, Ltd. is an investment fund managed by Director Richard M. Osborne (and of which he is the majority owner).

(5) FDIC and Ohio Division of Financial Institutions branch approvals obtained on or before October 9, 1998. The lease has a term of five years, with a renewal option for an additional five-year term.


(6) The lessor of the property is Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. Great Lakes Bank obtained an independent appraisal supporting the fairness of the lease terms. Pursuant to a Lease Agreement dated March 1, 1998 by and between Mr. Osborne, as trustee, and Great Lakes Bank, the annual base rent is $32,400 ($12 per square foot). Great Lakes Bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease has a term of ten years, renewable for an additional ten-year term with an annual rental increase of 10% from the original rental term. Approvals of the FDIC and the Ohio Division of Financial Institutions have been obtained for this new branch.


         Great Lakes Bank is a member of the following ATM networks: MAC (formerly "Green Machine" in Ohio), Money Station and Plus System, all of which are ATM networks with members nationwide.


         At December 31, 1998 the net book value of Great Lakes Bank's investment in premises and equipment totaled $2.7 million. See Notes 1(f), 5 and 11 of the Notes to Consolidated Financial Statements for additional information regarding premises and equipment.


         Great Lakes Bank's electronic data processing functions are performed under contract with an electronic data processing services firm that performs such services for financial institutions nationwide.

LEGAL PROCEEDINGS

         From time to time GLB and Great Lakes Bank are involved in various legal proceedings that are incidental to their business. In the opinion of management, no current legal proceedings are material to the financial condition of GLB or Great Lakes Bank, either individually or in the aggregate.

PERSONNEL

         As of December 31, 1998 GLB and Great Lakes Bank had 55 full-time equivalent employees. None of the employees is represented by a collective bargaining group. Management considers its relations with employees to be excellent.

                                MANAGEMENT OF GLB

         All directors of GLB are elected annually and hold office until the following annual meeting or until their successors are elected and qualified. The Board of Directors of GLB and the Board of Directors of Great Lakes Bank are comprised of the same individuals, serving identical terms as directors of GLB and Great Lakes Bank.

         Except as may be noted herein, there are no family relationships among any of the directors or executive officers. No such person was selected or serves as director pursuant to any arrangement or understanding with any other person. Except as may be disclosed herein, none of the directors and executive officers of GLB serves as a director of any company that has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940. None of the directors or executive officers of GLB has been involved in any legal proceedings concerning bankruptcy, either individually or in respect of any businesses with which they have been involved, nor have any of such persons been convicted of any crime, excluding traffic violations and similar minor offenses.

         The directors and executive officers of GLB and Great Lakes Bank are:

NAME                              AGE         DIRECTOR SINCE       POSITION WITH GLB AND GREAT LAKES BANK
---------------------------     --------    ------------------     ---------------------------------------------
Richard T. Flenner, Jr.....        56              1994            Director, President and Chief Executive Officer
James V. Fryan.............        61              1995            Director
George C. Lott.............        65              1994            Director
George X. Mechir...........        81              1994            Director
Andrew L. Meinhold.........        48               -              Executive Vice President and Secretary
Cheryl Jean Mihitsch.......        50               -              Treasurer
Marian Rose Nathan.........        73              1994            Director
Jerome T. Osborne, Sr......        76              1994            Chairman of the Board and Director
Richard M. Osborne.........        53              1994            Vice Chairman of the Board and Director
Edward R. Pike.............        40              1994            Director
Thomas J. Smith............        54              1994            Director
Joseph T. Svete............        62              1994            Director
Thomas E. Wheeler..........        52              1994            Director

EXECUTIVE OFFICERS

         RICHARD T. FLENNER, JR. - Mr. Flenner has more than 35 years of experience in the banking industry in northeastern Ohio. Mr. Flenner joined Great Lakes Bank in 1994 after its succession to the business of Great Lakes Commerce Bank. Prior to joining Great Lakes Bank, Mr. Flenner was Vice President of Retail Lending for Liberty State Bank of Twinsburg, Ohio (now known as Liberty Bank, N.A.). From 1983 to 1991 Mr. Flenner was employed by Peoples Savings Bank of Ashtabula, Ohio, serving as Vice President of Retail Lending at the time of its acquisition by the predecessor to FirstMerit Corporation in 1991. Mr. Flenner serves as a "Loaned Executive" to the Lake County United Way, and he is a member of Leadership Lake County.

         ANDREW L. MEINHOLD - Mr. Meinhold has over 20 years of banking experience in the northeastern Ohio banking market. Prior to joining Great Lakes Bank in December of 1994, Mr. Meinhold operated his own training and consulting business, Highland View Associates, from June of 1993 to December of 1994. From April of 1988 to June of 1993, Mr. Meinhold was employed by First County Bank of Chardon, Ohio, serving as President at the time of his departure. Mr. Meinhold was also employed by Peoples Savings Bank of Ashtabula, Ohio from January 1986 to April 1988 as Executive Vice President and Chief Operating Officer, and prior to that was employed by Mentor Savings Bank in various capacities for ten years. Mr. Meinhold was promoted in March 1998 from Senior Vice President to Executive Vice President. Mr. Meinhold is a member of Leadership Lake County, the Mentor Rotary Club and the Geauga County Revolving Loan Fund Committee. He also serves as a Junior Achievement volunteer and is a member of the Geauga County Public Library Board.

         CHERYL J. MIHITSCH - Ms. Mihitsch joined Great Lakes Bank in May 1995 as Controller. Ms. Mihitsch has served in a variety of capacities with northeastern Ohio banking institutions, ranging from teller in 1979 to her current position as Treasurer. At the same time, Ms. Mihitsch earned an accounting degree from Lake Erie College, graduating in 1986. Until May of 1995, Ms. Mihitsch served as an Accounting Department Supervisor at Security Federal Savings & Loan Association, Mayfield Heights, Ohio, an institution that had total assets in excess of $400 million in 1995. During her nearly twenty years in banking, Ms. Mihitsch has had responsibility for back office checking system operations, IRA and certificate processing, staff training for new online computer operations, budgeting and strategic planning, regulatory reporting and financial accounting and reporting. As Treasurer of GLB, she is GLB's principal accounting and principal financial officer. Ms. Mihitsch was previously President and Treasurer of Quota International of Lake County, a women's service organization.

NONEMPLOYEE DIRECTORS

         JAMES V. FRYAN - A director since April 1995, Mr. Fryan is the owner and operator of the "Goodtime III" dinner and special occasion cruise ship operating out of Cleveland, Ohio.

         GEORGE C. LOTT - Following an approximately 35-year career in banking, Mr. Lott retired in 1995 as Executive Vice President of Great Lakes Bank. He had served as a director, and since 1987 as Senior Executive Vice President, of Great Lakes Commerce Bank. Mr. Lott has been a director since that time. Mr. Lott acts as internal auditor of Great Lakes Bank on a consulting basis.

         GEORGE X. MECHIR - Mr. Mechir's career in banking began in 1962 with Great Lakes Commerce Bank, where he served as President and Chief Executive Officer at the time of his retirement. Mr. Mechir had also been a director of Great Lakes Commerce Bank. Mr. Mechir is an attorney.

         MARIAN ROSE NATHAN - Ms. Nathan is a retired attorney. Along with certain other directors, Ms. Nathan is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Director Richard M. Osborne. Ms. Nathan's service as a director will not continue beyond the 1999 Annual Meeting. She will instead become a Director Emeritus of GLB and Great Lakes Bank.

         JEROME T. OSBORNE, SR. - Mr. Jerome T. Osborne, Sr. is the founder and President of Osborne, Inc., a concrete company headquartered in Mentor, Ohio. Richard M. Osborne, Vice Chairman, is Jerome T. Osborne's son. Mr. Jerome T. Osborne, Sr. was a founder of Mentor Savings Bank, which was acquired by Chase Manhattan Corporation in 1985. He had also been Chairman of the Board of State Bank & Trust Company in Mentor, Ohio, acquired by BancOhio National Bank (now part of National City Corporation) in 1982. Although Jerome T. Osborne, Sr. is Chairman of the Board and Richard M. Osborne is Vice Chairman of the Board, neither of them participates in day-to-day management of GLB or Great Lakes Bank, and neither of them serves as an officer or receives any compensation therefor. See " - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

         RICHARD M. OSBORNE (Vice Chairman) - Mr. Richard M. Osborne is President and Chief Executive Officer of OsAir, Inc., Mentor, Ohio ("OsAir"), a company he founded in 1963. OsAir is a manufacturer of industrial gases for pipeline delivery and a real property developer. Jerome T. Osborne, Sr., Chairman of the Board, is Richard M. Osborne's father. Richard M. Osborne has been active in Ohio banking since 1977, serving as a director of or having a substantial stake in other bank and thrift institutions that have since been acquired by other institutions. From 1977 to 1981 Richard M. Osborne served as a director of State Bank & Trust Company in Mentor, which was sold to BancOhio National Bank (now part of National City Corporation) in 1982. He thereafter served as Consulting Director of BancOhio National Bank, until 1984. From 1985 to

1990 Richard M. Osborne was a principal shareholder of Peoples Savings Bank in Northeast Ohio, serving as Chairman at the time of its acquisition by First Bancorporation of Ohio (now FirstMerit Corporation) in 1990. At the time of its acquisition, Peoples Savings Bank had total assets of approximately $300 million.

         Mr. Richard M. Osborne has been active in community affairs in Lake County for many years. In 1987, he constructed and donated the Thomas J. Osborne Library at the Phillips-Osborne School in Painesville, Ohio. In 1991, his involvement was instrumental in the addition of a sports facility at Lake Catholic High School. Richard M. Osborne is a member of the Independent Oxygen Manufacturers Association and the National Welders' Supply Association.

         Through certain entities, including Turkey Vulture Fund XIII, Ltd., an affiliated investment fund managed by Mr. Richard M. Osborne (and of which he is the majority owner), Mr. Richard M. Osborne is an active investor in numerous other companies, including real estate investment trusts, an insurance firm and, from time to time, small and mid-sized bank and thrift institutions in Ohio and elsewhere, occasionally acquiring substantial stakes in such companies. As a result of these investments, Mr. Osborne is also:

         (1) trustee, Chairman of the Board and Chief Executive Officer of Meridian Point Realty Trust '83, a real estate investment trust located in Mentor, Ohio;

         (2) director and Chairman of the Board of Pacific Gateway Properties, Inc., a real estate investment company located in San Francisco;


         (3) director of Ceres Group, Inc., an insurance holding company located in Strongsville, Ohio (formerly known as Central Reserve Life Corporation);


         (4) trustee of USP Real Estate Investment Trust, a real estate investment trust located in Cedar Rapids, Iowa; and

         (5) director of NuMED Home Health Care, Inc., a home health care provider headquartered in Clearwater, Florida.

         Each of Meridian Point Realty Trust '83, Pacific Gateway Properties, Inc., Ceres Group, Inc., USP Real Estate Investment Trust and NuMED Home Health Care, Inc. has securities registered under the Securities Exchange Act of 1934. Mr. Osborne had been a director of Brandywine Realty Trust, a real estate investment trust located in Newtown Square, Pennsylvania, a director of Meridian Point Realty Trust VIII, a real estate investment trust located in San Francisco, California, and a director of TIS Mortgage Investment Company, a real estate investment trust also located in San Francisco, California. Brandywine Realty Trust and TIS Mortgage Investment Company have, and Meridian Point Realty Trust VIII had, securities registered under the Securities Exchange Act of 1934.

         OsAir, Turkey Vulture Fund XIII, Ltd. and certain other business interests of Mr. Osborne conduct business in space leased from Great Lakes Bank adjacent to Great Lakes Bank's main office. See " - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

         Although Jerome T. Osborne, Sr. is Chairman of the Board and Richard M. Osborne is Vice Chairman of the Board, neither of them participates in day-to-day management of GLB or Great Lakes Bank, and neither of them serves as an officer or receives any compensation therefor. See " - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

         EDWARD R. PIKE - Mr. Pike, Jr. is the President of Ed Pike Lincoln-Mercury, an automobile dealership located in Mentor, Ohio.


         THOMAS J. SMITH - Mr. Smith is Chief Operations Manager of Liberty Self-Stor, Ltd. Mr. Smith has more than 20 years of direct banking experience. From July of 1994 to May of 1995, Mr. Smith served as Treasurer of Great Lakes Bank. From 1988 to October of 1992 Mr. Smith was employed by Peoples Savings

Bank of Ashtabula, Ohio, most recently as Senior Vice President and Chief Financial Officer. From 1972 to 1988 Mr. Smith was employed by AmeriTrust Company, National Association (now part of Key Corp., Inc.) in various accounting and corporate development positions. Mr. Smith is also a trustee and President of Meridian Point Realty Trust '83 and director of NuMED Home Health Care, Inc. Mr. Smith is a Certified Public Accountant and was employed by Peat Marwick (now KPMG LLP) from 1968 to 1972.


         JOSEPH T. SVETE - Mr. Svete is an attorney in private practice and principal of the law firm Svete, McGee and Carrabine Co., LPA in Chardon, Ohio. Along with certain other directors, Mr. Svete is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Director Richard M. Osborne.

         THOMAS E. WHEELER - Thomas E. Wheeler is President of Component Repair Technologies, Inc., an aircraft engine company located in Mentor, Ohio. Along with certain other directors, Mr. Wheeler is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Director Richard M. Osborne.

REMUNERATION OF DIRECTORS


         Directors do not receive cash compensation for their service as GLB directors in addition to cash compensation they receive for their service as directors of Great Lakes Bank. In 1998, directors other than Richard T. Flenner, Jr., Thomas J. Smith and Richard M. Osborne, who received no cash compensation for their service as directors, received the sum of $150 for each meeting of the Board of Directors of Great Lakes Bank attended. See " - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" for further information concerning limits on compensation payable to Messrs. Jerome T. and Richard M. Osborne. In 1998 GLB adopted a stock option plan pursuant to which an option to acquire 200 shares of GLB common stock was granted to each of GLB's ten non-employee directors. The exercise price of such options is $13 per share. See " - STOCK OPTION PLAN."


EXECUTIVE COMPENSATION

         Since completion of the holding company reorganization of Great Lakes Bank in September 1997, none of GLB's executive officers has received any cash remuneration from GLB in addition to compensation received for service to Great Lakes Bank. Because GLB's business is expected to consist for the foreseeable future of acting merely as the holding company for Great Lakes Bank, it is expected that no separate cash compensation will be paid to officers of GLB in addition to compensation paid to them by Great Lakes Bank. However, GLB may determine that separate cash compensation is appropriate in the future. Should GLB acquire other businesses in the future and maintain those businesses as separately capitalized subsidiaries, GLB may have officers and employees who are not also officers and employees of and who are not separately compensated by Great Lakes Bank.

         The following table shows the annual compensation for services in all capacities to Great Lakes Bank for the fiscal years ended December 31, 1998, 1997, and 1996 for the President and Chief Executive Officer. The President and Chief Executive Officer's annual salary has been increased to $110,000 effective upon completion of the acquisition. No other executive officer of Great Lakes Bank received compensation in excess of $100,000 during 1998. None of the executive officers serves pursuant to an employment agreement.


                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM COMPENSATION
                                                                                     -----------------------------------------------
                                  ANNUAL COMPENSATION                         AWARDS                     PAYOUTS
                          ------------------------------------   ---------------------------------    -------------
                                                                                          ($)              (#)
                                                                        ($)           RESTRICTED       SECURITIES           ($)
NAME AND                                  ($)           ($)        OTHER ANNUAL          STOCK         UNDERLYING          LTIP
PRINCIPAL POSITION          YEAR      SALARY (1)       BONUS       COMPENSATION         AWARDS           OPTIONS          PAYOUTS
------------------------  --------    -----------    ---------   -----------------   -------------    -------------    -------------
Richard T. Flenner, Jr.,   1998       $    82,000            0         - (2)               0                  5,000          0
President and Chief        1997       $    68,000            0         - (2)               0                      0          0
Executive Officer          1996       $    60,000            0         - (2)               0                      0          0

                                     ($)
NAME AND                          ALL OTHER
PRINCIPAL POSITION              COMPENSATION
------------------------      -----------------
Richard T. Flenner, Jr.,              0
President and Chief                   0
Executive Officer                     0

(1) Includes amounts deferred at the election of the named executive officers pursuant to the 401(k) Plan of the Bank.

(2) Perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total salary and bonus.

         The following table provides information concerning grants of stock options in 1998 under GLB's 1998 Stock Option and Incentive Plan to the individual(s) named in the Summary Compensation Table.

                                     NUMBER OF             PERCENT OF TOTAL
                                     SECURITIES           OPTIONS GRANTED TO
                                 UNDERLYING OPTIONS       EMPLOYEES IN FISCAL        EXERCISE OR BASE
NAME                                GRANTED (#)                  YEAR                 PRICE ($/SH )          EXPIRATION DATE
--------------------------     ----------------------   -----------------------    --------------------    -------------------
Richard T. Flenner, Jr.                5,000                     48.5%                    $13.50             November 18, 2008

         The following table shows the number of shares of GLB common stock acquired during 1998 or acquirable upon exercise of options by the individual(s) named in the Summary Compensation Table. The table also indicates the extent to which such options were exercisable at December 31, 1998, as well as the approximate value of such options based on the fair market value of the GLB common stock at December 31, 1998.

                                                          SECURITIES UNDERLYING UNEXERCISED     VALUE OF IN-THE-MONEY OPTIONS
                                                           OPTIONS AT FISCAL YEAR END (#)         AT FISCAL YEAR END ($) (1)
                                                          ---------------------------------- -----------------------------------
                        SHARES ACQUIRED         VALUE
NAME                    ON EXERCISE (#)     REALIZED ($)     EXERCISABLE      UNEXERCISABLE   EXERCISABLE         UNEXERCISABLE
----------------------- ------------------  ------------  ----------------   --------------- --------------    -----------------
Richard T. Flenner, Jr.        0            $          0         0                  5,000    $      0           $         (7,500)

(1) In general, a stock option is "in-the-money" when the stock's fair market value exceeds the option exercise price. Value of unexercised options equals the estimated fair market value of a share acquirable upon exercise of an option at December 31, 1998, less the exercise price, multiplied by the number of shares acquirable upon exercise of the options. The GLB common stock is quoted on the Nasdaq SmallCap Market. Solely for purposes of the preceding table and for no other purpose, GLB has estimated the per share fair market value of the GLB common stock at December 31, 1998 as $12. The foregoing figure is an estimate only. The estimate does not necessarily reflect the price shareholders may obtain upon sale of their stock or the price at which shares of GLB common stock may be acquired, nor should such estimate be taken to represent management or the Board of Directors' estimate of the intrinsic value or fair market value of the shares of GLB common stock.

         Options granted under the 1998 Stock Option and Incentive Plan generally become exercisable in five equal annual installments, the first twenty percent becoming exercisable on the first anniversary of the date of grant. The 1998 Stock Option and Incentive Plan provides that options not yet exercisable become exercisable in full if (i) a tender offer or exchange offer for shares of GLB common stock is commenced or (ii) shareholders of GLB approve an agreement whereby GLB will cease to be an independent company or whereby GLB agrees to a sale of all or substantially all of its assets.

PENSION AND RETIREMENT PLAN INFORMATION


         Great Lakes Bank's retirement plan for officers and employees provides defined benefits based upon years of service, salary and other measures. The plan is a noncontributory defined benefit pension plan covering all officers and employees who become eligible for entry in the plan upon the basis of age and one year of service. Retirement benefits under the retirement plan are computed by a formula that takes into account such factors as compensation, years of service and the Social Security taxable wage base. Normal retirement is at 65 years of age. Great Lakes Bank has terminated the defined benefit retirement plan effective March 31, 1999. See Notes 9 and 20 of Notes to Consolidated Financial Statements.


         In late 1997 Great Lakes Bank adopted a retirement plan under Internal Revenue Code of 1986 Section 401(k). The "GLB 401(k) Salary Reduction Plan and Trust" provides that participants may elect to defer up to 15% of their salary for investment in various accounts designated by the participant. Deferred salary is invested for the account of plan participants by the administrator of the 401(k) plan. All employees over age 21 who have at least one year of service (of 1,000 hours or more) are participants in the 401(k), although each participant elects whether to defer salary under the 401(k) plan. Great Lakes Bank may make discretionary matching contributions of up to 6% of a participant's salary to the accounts of those participants who defer salary under the 401(k) plan. Matching contributions vest ratably over a five-year period, becoming fully vested upon death or disability of the participant.

STOCK OPTION PLAN

         Shareholders of GLB adopted the 1998 Stock Option and Incentive Plan at the 1998 Annual Meeting of Shareholders. 28,000 shares of common stock have been reserved for issuance under the Stock Option Plan. In addition, the Stock Option Plan will include any shares surrendered to GLB in payment of the exercise price of options or stock appreciation rights issued under the Stock Option Plan.

         The purpose of the Stock Option Plan is to enhance and encourage the recruitment and retention of those individuals on whom the continued success of GLB depends; to provide the opportunity for directors, officers and employees to realize capital appreciation in exchange for their contributions to GLB and Great Lakes Bank; and to more thoroughly align the interests of directors, officers and employees with the interests of shareholders generally. Options granted under the Stock Option Plan will be granted only to persons affiliated with GLB and Great Lakes Bank as directors, officers or employees.

         The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights ("SARs"), other securities and property and restricted stock. Each award will be made on such terms and conditions as the committee administering the Stock Option Plan may determine. Generally, no award or any right or interest therein is assignable or transferable except under certain limited exceptions set forth in the Plan. The Stock Option Plan is administered by the Stock Option Committee of the Board of Directors of GLB. In granting awards under the Stock Option Plan, the Stock Option Committee considers position and years of service, value of the participant's services to GLB and Great Lakes Bank and the responsibilities of such individuals as directors, officers and employees.

         Options granted under the Stock Option Plan vest and become exercisable in five equal annual installments, beginning with the first anniversary of the date of grant. The term of stock options will not exceed

10 years from the date of grant. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of grant. No Incentive Stock Option (meaning a stock option qualified under Section 422 of the Internal Revenue Code of 1986) may be granted to any individual who, at the time such Incentive Stock Option is granted, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (i) the exercise price of the Incentive Stock Option is at least 110 percent of the common stock's fair market value per share at the date of grant and (ii) the Incentive Stock Option is not exercisable after the expiration of five years from the date of grant. The aggregate fair market value (determined as of the time any Incentive Stock Option is granted) of the shares of common stock with respect to which Incentive Stock Options are exercisable for the first time by a recipient of an Incentive Stock Option award in any calendar year may not exceed $100,000.

         The Stock Option Plan provides for the grant of a stock option to acquire 200 shares of common stock to each of GLB's non-employee directors. The grant of these options to the non-employee and non-officer directors became effective upon shareholder approval of the Plan on February 17, 1998. The options are exercisable at the fair value of the shares of common stock as of such date, as determined by the Stock Option Committee. Persons who are not employees of GLB or Great Lakes Bank who become directors hereafter would receive a similar grant of an option to acquire 200 shares (as the number of shares may hereafter be adjusted to take account of stock splits and similar transactions that represent an increase in outstanding shares or conversion or exchange of shares), but no director will receive more than one grant of stock options pursuant to this provision of the Stock Option Plan. Except for the grant of the foregoing stock options to non-employee directors, no individuals have been granted awards pursuant to the Stock Option Plan.

         The Stock Option Committee may grant restricted stock, subject to such restrictions as the Stock Option Committee may impose. Although no shares of restricted stock have been awarded under the Stock Option Plan as of the date hereof, the holder(s) of restricted stock may have all of the rights of a shareholder, including the right to receive dividends and the right to vote the shares. Unless otherwise determined by the Stock Option Committee, all unvested shares of restricted stock are forfeited upon termination of service of the recipient. The Stock Option Committee may, in its discretion, accelerate the time at which any or all restrictions will lapse, or may remove any or all of the restrictions. Restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Stock Option Committee may deem appropriate. The Stock Option Committee may also grant performance awards consisting of cash, stock, other securities or property to participants under the Stock Option Plan based on the achievement of certain performance goals during specified periods of time.

         In the case of any merger, consolidation or combination of GLB in which GLB is not the continuing company or its outstanding shares are converted into or exchanged for different securities, cash or property, or any combination thereof, any participant to whom a stock option or SAR has been granted will have the right upon exercise of the option or SAR to an amount equal to the excess of the market value on the date of exercise of the consideration receivable in the merger, consolidation or combination with respect to the shares covered or represented by the stock option or SAR over the exercise price of the option or SAR, multiplied by the number of shares with respect to which the option or SAR has been exercised. The restricted period with respect to an award of restricted stock will lapse, and the stock will become fully vested, after a change in control of GLB. A change in control will be deemed to occur when (i) a person or group becomes the beneficial owner of shares of GLB representing 25% or more of the total number of votes which may be cast for the election of the Board of Directors of GLB (other than any person or group owning 25% or more of the common stock as of the date of adoption of the Stock Option
Plan), (ii) in connection with any tender or exchange offer (other than an offer by GLB), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who are Directors of GLB cease to be a majority of the Board of Directors, or (iii) shareholders of GLB approve a transaction pursuant to which GLB will cease to be an independent company or pursuant to which substantially all of its assets will be sold. In addition, unless the Stock Option Committee provides otherwise, in the event of a tender or exchange offer (other than an offer made by GLB) or if the event specified in clause (iii) above occurs, all outstanding stock options and SARs not fully exercisable will become exercisable in full.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         ACQUISITION OF GREAT LAKES COMMERCE BANK. The acquisition of Great Lakes Commerce Bank by Great Lakes Bank was approved by the Ohio Division of Financial Institutions and by the FDIC. As is typically the case, the approvals were conditioned on satisfaction of certain conditions prior to the acquisition. In addition, FDIC approval was conditioned on the satisfaction of certain non-standard conditions that were applicable both prior to the acquisition of Great Lakes Commerce Bank and following completion of the acquisition.

         The non-standard conditions contained in the FDIC's June 14, 1994 approval provide that neither Mr. Jerome T. Osborne, Sr. nor Mr. Richard M. Osborne may (i) act as an executive officer or operating officer of Great Lakes Bank, (ii) assume a title normally associated with executive or operating officer status, or (iii) receive compensation from the bank (other than fees for service on the board of directors, to the same extent other directors receive such fees, and except that the bank may pay to the chairman of the board fees for board service of up to $10,000 per year over that paid to other directors). In addition, the non-standard conditions provide that Great Lakes Bank may not extend to Richard M. Osborne or Jerome T. Osborne, Sr., to all other Osborne family members, or to any financial interest of an Osborne family member, direct or indirect credit representing, in the aggregate, more than 25.0% of tier 1 capital.


         Mr. Richard M. Osborne receives no fees for his Board service, while Mr. Jerome T. Osborne, Sr. receives fees for Board service on the same basis as other directors. See " - Remuneration of Directors." Neither Mr. Jerome T. Osborne, Sr. nor Mr. Richard M. Osborne serves as an executive or operating officer or has a title as such. Furthermore, as of March 31, 1999, aggregate loans to Richard M. Osborne, Jerome T. Osborne, Sr., all other Osborne family members and financial interests of Osborne family members were within the limits stated in the non-standard condition. GLB believes that Great Lakes Bank is in compliance with the terms of the non-standard conditions.



         DEPOSIT AND LENDING RELATIONSHIPS. Great Lakes Bank has deposit and lending relationships with certain GLB and bank directors, officers and affiliates. All loans to directors, officers and their affiliates were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. Refer to Note 12 of Notes to Consolidated Financial Statements.



         Messrs. Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, Great Lakes Bank's most substantial depositors, with total deposits of approximately $6.5 million as of March 31, 1999, $6.7 as of December 31, 1998, $5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.

         The following table provides information concerning extensions of credit by GLB and Great Lakes Bank to Messrs. Jerome T. and Richard M. Osborne, members of their family and their related interests. To the extent their indebtedness exceeded $60,000 at any time during 1998, the following table also provides information concerning indebtedness owed or owing by (i) directors and executive officers, (ii) members of their immediate family (meaning any of the following: spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and brothers and sisters-in-law), (iii) any corporation or organization of which a director or executive officer directly or indirectly beneficially owns ten percent (10%) or more of the outstanding equity securities and (iv) any trust or other estate in which any director or executive officer has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity.


                                                                                                               INTEREST
BORROWER                                                                TYPE OF LOAN                           RATE (1)
------------------------------------------------ ------------------------------------------------------------  -----------
Jerome T. Osborne, Sr., Director and Chairman of Letter of Credit (2)                                               8.50%
the Board (2)                                    Credit Card accounts (2)                                          14.90%
Richard M. Osborne, Director and Vice Chairman   Commercial Term Loan (Richard M. Osborne Personal Guarantee)      11.00%
of the Board                                     Residential Mortgage                                              7.375%
2020 Train Ave., Inc. (affiliate of Richard M.   $250,000 Commercial Line of Credit                                 9.00%
Osborne)                                         Commercial Term Loan                                               9.00%
OsAir, Inc. (affiliate of Richard M. Osborne)    Commercial Construction Loan (3)                                   8.00%
Heisley Hopkins, Inc. (affiliate of Richard M.   Letter of Credit                                                   8.25%
Osborne)
Other affiliates of Richard M. Osborne (4)       Credit Card accounts (4)                                          14.90%
Richard M. Osborne, Jr. (son of Richard M.       Home Equity Line of Credit                                         9.00%
Osborne)                                         Residential Mortgage (5)                                          7.125%
                                                 Commercial Term Loan (Junior Properties, Ltd.)                     9.00%
Beth Osborne (daughter of Richard M. Osborne)    Residential Mortgage                                              8.125%
                                                 Residential Mortgage                                               6.25%
                                                 Residential Mortgage                                              7.625%
                                                 Residential Mortgage                                               7.25%
Cynthia Wollant (granddaughter of Jerome T.      Construction Loan/Residential Mortgage                             7.13%
Osborne, Sr.)
Michael E. Osborne (grandson of Jerome T.        Home Equity Line of Credit                                         6.75%
Osborne, Sr.)                                    Home Equity Line of Credit                                         6.75%
                                                 Residential Mortgage                                              7.375%
George Lott, Jr. (son of George C. Lott)         Residential Mortgage                                              10.00%
                                                 Residential Mortgage                                               8.75%

                                                    BALANCE AT           LARGEST AMOUNT             BALANCE AT
BORROWER                                            12/31/1998        OUTSTANDING IN 1998         MARCH 31, 1999
------------------------------------------------  ----------------   ----------------------    --------------------
Jerome T. Osborne, Sr., Director and Chairman of  $        36,058    $              300,000    $             36,058
the Board (2)                                                  (2)                       (2)                     (2)
Richard M. Osborne, Director and Vice Chairman    $        15,211    $               17,018    $                  0
of the Board                                      $             0    $              650,000    $                  0
2020 Train Ave., Inc. (affiliate of Richard M.    $             2    $                  558    $            197,446
Osborne)                                          $       239,082    $              350,000    $            208,981
OsAir, Inc. (affiliate of Richard M. Osborne)     $       304,525    $              304,525    $            425,738
Heisley Hopkins, Inc. (affiliate of Richard M.                N/A       N/A (opened 1/26/99)   $  24,890 (cancelled
Osborne)                                                                                              in April 1999)
Other affiliates of Richard M. Osborne (4)                     (4)                       (4)                     (4)
Richard M. Osborne, Jr. (son of Richard M.        $             0    $               42,496    $                  0
Osborne)                                          $             0    $              247,078    $                  0
                                                  $       198,000    $              198,000    $            156,000
Beth Osborne (daughter of Richard M. Osborne)     $        98,131    $               99,550    $             97,632
                                                  $             0    $              115,134    $                  0
                                                  $       183,414    $              185,000    $            182,979
                                                              N/A       N/A (opened 1/15/99)   $             87,931
Cynthia Wollant (granddaughter of Jerome T.       $             0    $              305,000    $                  0
Osborne, Sr.)
Michael E. Osborne (grandson of Jerome T.         $        32,830    $               32,830    $             33,456
Osborne, Sr.)                                     $             0    $               20,000    $                  0
                                                  $       209,355    $              210,000    $            208,860
George Lott, Jr. (son of George C. Lott)          $        24,886    $               27,899    $             24,100
                                                  $        38,002    $               41,323    $             37,063



(1) The loans shown in the table bear interest at rates that may be fixed, floating or adjustable. The rates shown in the table represent the rates applicable at March 31, 1999 or, for loans with no amounts outstanding at that time, the most recent applicable interest rate.


(2) Letter of Credit outstanding with no funds drawn. Osborne, Inc., an affiliate of Chairman Jerome T. Osborne, and Mr. Osborne's spouse have four credit card accounts with Great Lakes Bank, with credit lines ranging from $15,000 to $25,000.

(3) Represents Great Lakes Bank's 60% participation interest in a $1,225,000 construction loan, on which loan funds are drawn from time to time by the borrower during the construction phase. An unaffiliated financial institution acquired a 40% participation interest in the construction loan from Great Lakes Bank in 1998.

(4) Each of Lightning Oil, Liberty Self Stor and Heisley Hopkins, Inc., affiliates of Vice Chairman Richard M. Osborne, has a credit card account with Great Lakes Bank, with credit lines ranging from $15,000 to $25,000.

(5)      Loan sold by Great Lakes Bank to an unaffiliated institution in 1998.

         None of the foregoing loans is or has been nonperforming, nor have any of such loans been restructured or subject to special mention due to potential credit problems known to GLB or Great Lakes Bank.
All such loans are current.

LEASES FOR BANK PROPERTY


         Great Lakes Bank leases its property at 58 South Park Place, Painesville, Ohio, from Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. Pursuant to an Indenture of Lease dated March 1, 1998 by and between Mr. Osborne, as trustee, and the Bank, the annual base rent is $32,400 ($12 per square foot). The bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease has a term of ten years. The lease is renewable for an additional ten-year term with an annual rental increased by 10% from the original rental term. The bank obtained an independent appraisal supporting the fairness of the lease terms. See "BUSINESS - PROPERTIES."



         Great Lakes Bank also leases its branch property at 29933 Euclid Avenue, Wickliffe, Ohio, from Richard M. Osborne. Dated May 1, 1997, the Indenture of Lease has a term of ten years, with rent at $12 per square foot, payable in monthly installments. The bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with annual rental increased by 10% from the original annual rate. The bank did not obtain an independent appraisal supporting the fairness of the lease terms. Nevertheless, in the opinion of management, the terms and conditions of the lease are at least as favorable to GLB and the bank as those that would apply in a lease with an unrelated third party. See "BUSINESS - PROPERTIES."


         In 1998 Great Lakes Bank sold the property at 28500 Chardon Road, Willoughby Hills, Ohio to Collinwood Properties Co., LLC, a limited liability company controlled by an affiliate of Michael Osborne, brother of Vice Chairman Richard M. Osborne and son of Chairman Jerome T. Osborne. The bank leases the property from Collinwood Properties Co., LLC under a September 16, 1998 Lease Agreement having a term of ten years and an option to renew for an additional ten years. Monthly rent paid by the bank is approximately $2,900, plus taxes and utilities. The bank did not obtain an independent appraisal supporting the fairness of the lease terms or the sale price. Nevertheless, in the opinion of management, the terms and conditions of the sale and the leaseback transaction are at least as favorable to GLB and the bank as those that would have applied in a similar transaction with an unrelated third party. See "BUSINESS - PROPERTIES."

         Pursuant to an Indenture of Lease dated March 1, 1998, Great Lakes Bank leases approximately 5,000 square feet of space at its main office facility to OsAir, a company controlled by Richard M. Osborne, for $5,000 monthly. The bank is responsible for real estate taxes and assessments. The term of the lease is five years. GLB believes that the terms and conditions of the lease with OsAir are consistent with and at least as favorable to GLB and Great Lakes Bank as the rental terms that would apply to a lease with an unaffiliated third party.

                          PRINCIPAL SHAREHOLDERS OF GLB


         The following table indicates the beneficial ownership of GLB common stock as of March 31, 1999 (i) by directors of GLB and executive officers of GLB named in the Summary Compensation Table, (ii) by each person who is known by GLB to own beneficially more than 5% of the outstanding shares of GLB common stock (showing his address as well), and (iii) by all directors and executive officers of GLB as a group. For purposes of the table, a person is considered to beneficially own any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire such beneficial ownership within 60 days. Unless otherwise indicated, voting power and investment power are exercised solely by the persons named herein or shared with members of their household. Shares deemed to be outstanding for purposes of computing "Percent of Common Stock" are calculated on the basis of the total number of outstanding shares plus the number of shares a person or group has the right to acquire within 60 days.



                                                                NUMBER OF
                                                                SHARES OF
                                                                COMMON               SHARES ACQUIRABLE           PERCENT OF
                                                                STOCK OWNED          WITHIN 60 DAYS BY           COMMON
NAME                                                            BENEFICIALLY         EXERCISE OF OPTIONS (1)     STOCK
------------------------------------------------------------   ----------------     ------------------------    -------------
Richard T. Flenner, Jr......................................              1,300                            0              (2)
James V. Fryan..............................................             30,000                           40            1.41%
George C. Lott..............................................                300                           40              (2)
George X. Mechir............................................                500                           40              (2)
Marian Rose Nathan..........................................              5,000                           40              (2)
Jerome T. Osborne, Sr.......................................            137,719                           40            6.46%
         7954 Reynolds Road
         Mentor, Ohio  44060
Richard M. Osborne..........................................            329,796 (3)                       40           15.46%
         7001 Center Street
         Mentor, Ohio  44060
Edward R. Pike..............................................             45,000 (4)                       40            2.11%
Thomas J. Smith.............................................              2,200                           40              (2)
Joseph T. Svete.............................................             17,000                           40              (2)
Thomas E. Wheeler...........................................             30,000                           40            1.41%
All directors and executive officers as a group (13 persons)            599,415                          400           28.10%


------------------




(1) Under GLB's 1998 Stock Option and Incentive Plan, options to acquire 200 shares of GLB common stock were granted effective February 17, 1998 to each director of GLB who was not also an officer or employee of GLB or Great Lakes Bank. The options vest and become exercisable in five equal annual installments. The options have a term of ten years.


(2)      Less than one percent.

(3) Includes shares that have been or may be pledged from time to time as security for borrowings by Mr. Osborne or one or more of his affiliates, including Turkey Vulture Fund XIII, Ltd., of which Mr. Osborne is the sole manager. Turkey Vulture Fund XIII, Ltd. filed a
         Schedule 13D, Amendment No. 5, beneficial ownership report on July 29, 1998 with the Securities and Exchange Commission with respect to its ownership of shares of Central Reserve Life Corporation (now known as Ceres Group, Inc.). According to that Schedule 13D filing and exhibits thereto, Mr. Osborne has pledged 175,950 GLB shares to secure borrowing(s) from an Ohio-based financial institution.

(4) Includes 37,500 shares over which Mr. Pike has the right to exercise voting and investment power pursuant to a Limited Durable Power of Attorney granted to him on November 3, 1994 by each of his five brothers and sisters, each of whom owns 7,500 shares. The grantors of the Limited Durable Powers of Attorney retain the right to take any action Edward R. Pike as attorney in fact is authorized to take under the Limited Durable Power of Attorney.

                MAPLE LEAF'S MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Because Maple Leaf has no significant operations independent of Geauga Savings, the discussion herein concerns the financial condition and results of operations of Geauga Savings, except as may be otherwise specifically indicated.

         The reported results of Maple Leaf are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, government policies and regulations and conditions in the markets for financial assets. Management of Maple Leaf is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations except as discussed herein. Also, management is not aware of any current recommendations by its regulatory authorities that would have such effect if implemented.

FORWARD-LOOKING STATEMENTS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations of Maple Leaf contains certain forward-looking statements, meaning statements that relate to present or future trends or factors affecting the banking industry and specifically the operations, markets and products of Maple Leaf and its subsidiary, Geauga Savings. Because of a variety of factors, including but not limited to those having to do with the economic environment (particularly in the market areas in which Geauga Savings operates), competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory capital requirements, changes in prevailing interest rates, asset/liability and credit risk management, the financial and securities markets and the availability of and costs associated with sources of liquidity, actual results could differ materially from those set forth in forward-looking statements.

INTRODUCTION

         Geauga Savings Bank is engaged principally in the business of attracting deposits from the general public and using these deposits, loan repayments, other borrowings and the proceeds from the sale of packaged loans to make loans primarily for the purchase, financing and improvement of real estate. Geauga Savings Bank also engages in consumer lending, and to a lesser extent, in non-real estate commercial lending and other fee generating financial services.

         Maple Leaf's profitability depends primarily on net interest income, which is the difference between (a) interest income generated by interest-earning assets (i.e., loans and investments) and (b) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

         To a lesser extent, Maple Leaf's profitability is also affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans and investment securities. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC and other operating expenses.

         Maple Leaf's management's discussion and analysis of earnings and related financial data is presented herein to assist investors in understanding the consolidated financial condition and results of operations of Maple Leaf for the fiscal years ended December 31, 1998, 1997 and 1996. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.

RESULTS OF OPERATIONS

         Net income for the year ended December 31, 1998 was $1,020,909 ($32.46 per share, diluted), an increase of $265,807, or 35.2% over 1997. This increase in net income was primarily the result of growth in the volume of loans, investments and deposits and the corresponding net interest income associated with increased volumes. In addition, there was a lower provision for loan loss in 1998 compared to 1997. The effective tax rate in 1998 was 33.6%, compared to 33.9% in 1997.

         Return on average assets for the year ended December 31, 1998 was 0.93%, compared to 0.80% for 1997. Return on average equity for the year ended December 31, 1998 was 12.51%, compared to 10.03% in 1997.

         Earnings per share was computed in accordance with Statement of Financial Accounting Standards SFAS No. 128. This calculation was based on 31,450 and 31,578 diluted weighted average shares outstanding for the years ended December 31, 1998 and 1997, respectively.

NET INTEREST INCOME

         1998 Compared to 1997. Net interest income for the year ended December 31, 1998 was $3,673,857, an increase of $776,992, or 26.8%, over 1997. Interest income of $9,107,889 for the year ended December 31, 1998 represents an increase of $1,413,765, or 18.4%, over 1997. The increase in interest income was due primarily to the increase in average loan balances and growth in the volume of loans. Interest expense of $5,434,032 for the year ended December 31, 1998 increased by $636,773, or 13.3%, over interest expense in 1997, due primarily to the increase in the volume of reverse repurchase agreement borrowings.

         1997 Compared to 1996. Net interest income for the year ended December 31, 1997 was $2,896,865, an increase of $417,431 or 16.8% over 1996 net interest income. This increase was caused primarily by the higher volume of loans, partially offset by increased interest expenses associated with increased borrowings and higher rates paid on certificates of deposit. At the same time, the Geauga Savings Bank's interest rate spread decreased to 2.7% in 1997 from 2.9% in 1996. Geauga Savings Bank's net interest margin also decreased in 1997 to 3.16% from 3.52% in 1996. Geauga Savings Bank's decrease in interest rate spread and net interest margin was primarily a result of an increase in long-term borrowings needed to support increased loan volumes.

         Average Balances, Interest Rates and Yields. The following tables set forth certain information relating to Geauga Savings Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category.



                                                   AVERAGE BALANCES, INTEREST RATES AND YIELDS FOR THE YEARS ENDED DECEMBER 31
                                             ---------------------------------------------------------------------------------------
                                                              1998                                                  1997
                                             -------------------------------------------------    ----------------------------------
                                                 AVERAGE            INCOME/         EFFECTIVE          AVERAGE            INCOME/
                                                 BALANCE            EXPENSE         YIELD/COST         BALANCE            EXPENSE
                                             ---------------    --------------    ------------    ----------------    --------------
INTEREST EARNING ASSETS:
Mortgage Backed Securities.................. $    20,161,580    $    1,214,342           6.02%    $     22,396,203    $    1,431,362
Loans Receivable:
  Real Estate Mortgage......................      78,860,237         6,990,139           8.86%          64,416,746         5,575,243
  Consumer..................................       2,757,319           331,952          12.04%           2,012,241           242,339
  Deferred Loan Fees........................        (868,738)          294,290          33.88%            (643,986)          277,169
                                               -------------     -------------       ---------        ------------       -----------
   Total Loans Receivable...................      80,748,818         7,616,381           9.43%          65,785,001         6,094,751
Cash-Interest Earning.......................       5,801,312           247,421           4.26%           3,600,198           168,011
                                               -------------     -------------       ---------        ------------       -----------
Total Earning Assets........................     106,711,710         9,078,144           8.51%          91,781,402         7,694,124
FHLB Stock..................................       1,967,038                                             1,430,162
Accrued Interest Receivable.................         819,780                                               727,366
Other Non Interest Earning Assets...........       1,435,103                                             1,408,991
Allowance for Loan Losses...................        (921,543)                                             (739,373)
                                               -------------                                          ------------
      Total Assets.......................... $   110,012,088                                      $     94,608,548
                                               =============                                          ============
INTEREST BEARING LIABILITIES:
Deposits:
   DDA Interest Bearing.....................       3,265,333            49,538           1.52%           3,200,392            53,508
   Savings Accounts.........................       6,797,101           244,057           3.59%           6,033,883           223,185
   Certificates of Deposits.................      43,126,670         2,651,649           6.15%          38,993,850         2,411,751
                                               -------------     -------------       ---------        ------------       -----------
      Total Interest Bearing Deposits.......      53,189,104         2,945,244           5.54%          48,228,125         2,688,444
Borrowings..................................      45,555,971         2,488,724           5.46%          36,275,202         2,106,698
Other interest expense......................               0                 0           0.00%                                 2,118
                                               -------------     -------------       ---------        ------------       -----------
      Total Interest Bearing Liabilities....      98,745,075         5,433,968           5.50%          84,503,327         4,797,260
DDA Non-Interest Bearing....................       1,255,530                                             1,044,884
Other Non Interest Bearing Liabilities......       1,848,086                                             1,532,317
Stockholders' Equity........................       8,163,397                                             7,528,020
                                               -------------                                          ------------
   Total Liabilities and Stockholders Equity     110,012,088                                      $     94,608,548
                                               =============                                          ============
Net Interest Income and Interest Rate
Spread......................................                    $    3,644,176           3.01%                        $    2,896,864
                                                                 -------------                                           ===========
Net Interest Margin.........................                                             3.41%
Ratio of Average Interest Earning Assets
   to Interest Bearing Liabilities..........                                           108.07%

                                                   AVERAGE BALANCES, INTEREST RATES AND YIELDS FOR THE YEARS ENDED DECEMBER 31
                                             ---------------------------------------------------------------------
                                                                                1996
                                             -------------   -----------------------------------------------------
                                               EFFECTIVE          AVERAGE             INCOME/          EFFECTIVE
                                               YIELD/COST         BALANCE             EXPENSE          YIELD/COST
                                             -------------   ----------------    ---------------    --------------
INTEREST EARNING ASSETS:
Mortgage Backed Securities..................         6.39%   $     18,272,512    $     1,219,599             6.67%
Loans Receivable:
  Real Estate Mortgage......................         8.65%         48,216,958          4,155,811             8.62%
  Consumer..................................        12.04%          1,655,271            188,234            11.37%
  Deferred Loan Fees........................        43.04%           (526,940)           283,887            53.87%
                                                  --------     --------------       ------------           -------
   Total Loans Receivable...................         9.26%         49,345,289          4,627,932             9.38%
Cash-Interest Earning.......................         4.67%          2,786,485            122,614             4.40%
                                                  --------     --------------       ------------           -------
Total Earning Assets........................         8.38%         70,404,286          5,970,145             8.35%
FHLB Stock..................................                        1,094,289
Accrued Interest Receivable.................                          552,801
Other Non Interest Earning Assets...........                        1,132,604
Allowance for Loan Losses...................                         (517,791)
                                                               --------------
      Total Assets..........................                 $     72,666,189
                                                               ==============
INTEREST BEARING LIABILITIES:
Deposits:
   DDA Interest Bearing.....................         1.67%          3,164,145             56,894             1.80%
   Savings Accounts.........................         3.70%          4,979,331            175,445             3.52%
   Certificates of Deposits.................         6.18%         27,764,066          1,668,251             6.01%
                                                   -------     --------------       ------------           -------
      Total Interest Bearing Deposits.......         5.57%         35,907,542          1,900,590             5.29%
Borrowings..................................         5.81%         28,429,149          1,590,121             5.59%
Other interest expense......................         0.04%                                     0             0.00%
                                                    ------     --------------       ------------           -------
      Total Interest Bearing Liabilities....         5.68%         64,336,691          3,490,711             5.43%
DDA Non-Interest Bearing....................                          983,398
Other Non Interest Bearing Liabilities......                        1,321,757
Stockholders' Equity........................                        6,024,343
                                                               --------------
   Total Liabilities and Stockholders Equity                 $     72,666,189
                                                               ==============
Net Interest Income and Interest Rate
Spread......................................         2.70%                             2,479,434             2.92%
                                                                                    ============
Net Interest Margin.........................         3.16%                                                   3.52%
Ratio of Average Interest Earning Assets....
   to Interest Bearing Liabilities..........       108.61%                                                 109.43%

         Rate/Volume Analysis. The following tables analyze net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities, and changes in net interest income that are attributable to changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The table reflects the extent to which changes in interest income and changes in interest expense are attributable to changes in volume (changes in volume multiplied by the prior year rate) and changes in rate (changes in rate multiplied by prior year volume), as well as changes attributable to the combined impact of changes in rate and changes in volume (changes in volume multiplied by changes in rate).

                                                                   YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------
                                                                        1998 VS. 1997
                                                                  INCREASE (DECREASE) DUE TO
                                             --------------------------------------------------------------------
                                                VOLUME            RATE           VOLUME/RATE           TOTAL
                                             -------------    ------------     ---------------     --------------
Interest income attributable to:
   Loans receivable........................  $   1,386,345    $    110,215     $        25,070     $    1,521,630
   Investment securities...................        102,720         (14,466)             (8,844)            79,410
   Mortgage-backed securities..............       (142,817)        (82,428)              8,224          (217,021)
                                                ----------      ----------        ------------       ------------
      Total interest income................      1,346,248          13,321              24,450          1,384,019
Interest expense attributable to:
   Deposits................................        276,546        (17,905)             (1,842)            256,799
   Borrowings..............................        536,867       (124,983)            (31,976)            379,908
                                                ----------      ----------        ------------       ------------
      Total interest expense...............        813,413       (142,888)            (33,818)            636,707
Increase in net interest income............  $     532,835    $    156,209     $        58,268     $      747,312
                                                ==========      ==========        ============       ============

PROVISION FOR LOAN LOSSES

         1998 Compared to 1997. The provision for loan losses was $132,903 for the year ended December 31, 1998, a $184,477 or 58.1% decrease from 1997. The provision for loan losses is based upon management's assessment of relevant factors, including types and amounts of nonperforming loans, historical and anticipated loss experience and current and projected economic conditions. The decrease in the provision for loan losses was principally a result of the collection of loans classified as loss in 1997, for which the provision had been previously increased. Net loan chargeoffs were $19,928 for the year ended December 31, 1998 and $17,975 for the year ended December 31, 1997. Net loan chargeoffs as a percentage of net loans were 0.02% in 1998 and 1997, a result of increased collection efforts. The ratios of nonperforming assets as a percentage of total assets were 0.75% at December 31, 1998 and 1.23% at December 31, 1997. Refer to Notes 1 and 5 of Notes to Consolidated Financial Statements for additional information.

         1997 Compared to 1996. The provision for loan losses was $317,380 in 1997, a $183,727 or 137.5% increase over 1996. The increase in the provision for loan losses was primarily the result of loans classified as substandard and increased loan volume. Refer to Notes 1 and 5 of Notes to Consolidated Financial Statements for additional information.

NON-INTEREST INCOME

         1998 Compared to 1997. Total non-interest income was $227,833 for the year ended December 31, 1998, an increase of $31,662, or 16.1%, over 1997. The increase in non-interest income was largely due to an increase in FHLB stock dividends.

         1997 Compared to 1996. Total non-interest income was $196,171 for the year ended December 31, 1997, an increase of $17,901 or 10% over 1996. The increase was due to an increase in the number of deposit accounts subject to service charges and an increase in FHLB dividends.

NON-INTEREST EXPENSE

         1998 Compared to 1997. Non-interest expense for the year ended December 31, 1998 was $2,231,273, a $599,026 or 36.7% increase over 1997. The increase in non-interest expense was principally the result of increased personnel costs due to the expansion in the volume of loans, together with higher accounting and legal expenses incurred as a result of the creation of the holding company structure in late 1997, partially offset by lower provision for loan losses in 1998.

         1997 Compared to 1996. Total non-interest expense was $1,632,247 in 1997, a decrease of $83,359 or 4.9% from 1996. This decrease is principally the result of lower FDIC insurance premiums offset by higher salary expense.

FEDERAL INCOME TAXES

         1998 Compared to 1997. Federal income tax expense was approximately $516,605 in 1998, compared to $388,307 in 1997. Refer to Note 9 of Notes to Consolidated Financial Statements for additional information.

         1997 Compared to 1996. Federal income tax expense was approximately $388,307 in 1997, compared to $266,153 in 1996. Refer to Note 9 of Notes to Consolidated Financial Statements for additional information.

FINANCIAL CONDITION

         Assets. Total assets amounted to $115.1 million at December 31, 1998, compared to $105.1 million at December 31, 1997, an increase of $10 million or 9.5%. The growth in assets is attributable almost entirely to growth in Geauga Savings Bank's loan portfolio. Geauga Savings Bank's loan portfolio consists largely of residential loans, which account for 87.3% of its total loan portfolio. Total loans (net of allowance for loan losses) at December 31, 1998 were $87.6 million, compared to $74.0 million at December 31, 1997, while total deposits at December 31, 1998 were $56.7 million, compared to $54.4 million at December 31, 1997. Total loan growth of $13.6 million, or 18.4%, outpaced deposit growth of $2.3 million, or 4.2%. Accordingly, Geauga Savings Bank employed FHLB advances (loans from the Federal Home Loan Bank of Cincinnati), and reverse repurchase agreements from FNMA (Federal National Mortgage Association) as additional funding sources.

         Cash equivalents (cash and amounts due from banks and federal funds sold) increased by $0.3 million, or 6.4%, during 1998, to a total of $4.3 million. The increase in cash was the result of loan repayments and higher cash requirements to fund loans in the pipeline.

         Allowance for Loan Losses. The provision for loan losses represents a charge to earnings for maintaining the allowance at a level management believes is adequate. Management reviews the allowance monthly to ensure that the allowance remains adequate to absorb potential losses identified by the portfolio review process. Geauga Savings Bank takes into account loan growth and the level of delinquent and nonperforming loans in its review of the portfolio, considering also such external factors as current and anticipated economic conditions in the primary market area.

         Geauga Savings Bank's allowance for loan losses totaled $1,003,566 at December 31, 1998, $890,591 at December 31, 1997 and $591,186 at December 31,
1996, representing 1.15% of total net loans at December 31, 1998, 1.20% of total net loans at December 31, 1997 and 1.07% of total net loans at December 31, 1996. Geauga Savings Bank's allowance represented 116.82% of nonperforming loans at December 31, 1998, 69.0% of nonperforming loans at December 31, 1997, and 189.5% of nonperforming loans at December 31, 1996.

CAPITAL


         Stockholders' equity increased to $8.9 million at December 31, 1998, due primarily to increased retained earnings.



         As of December 31, 1998, Geauga Savings Bank was in compliance with applicable regulatory capital requirements, as shown in the following table (see "SUPERVISION AND REGULATION - CAPITAL"):



                                 GEAUGA SAVINGS BANK            MINIMUM NECESSARY TO BE         MINIMUM NECESSARY TO BE
                                 AT DECEMBER 31, 1998               WELL CAPITALIZED            ADEQUATELY CAPITALIZED
                                 ------------------------     ----------------------------    ----------------------------
Total Risk-Based Capital Ratio.            15.0%                          10.0%                           8.0%
Tier 1 Risk-Based Capital Ratio            13.7%                          6.0%                            4.0%
Leverage Ratio.................             7.7%                          5.0%                            4.0%



         As of December 31, 1998, Maple Leaf's ratio of total equity capital to totals assets was 7.69%.



         Based on capital levels at December 31, 1998, Geauga Savings Bank qualifies as a "well-capitalized" institution, the highest of five tiers under applicable regulatory definitions. It is Maple Leaf's intention to operate Geauga Savings Bank as a well-capitalized institution within the meaning of applicable regulatory definitions. However, Geauga Savings Bank could from time to time fall below the highest level.


LIQUIDITY

         Like other financial institutions, Geauga Savings Bank must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments and expenses. Control of cash flow requires that Geauga Savings Bank anticipate deposit flows and loan payments. The primary sources of funds are deposits, principal and interest payments on loans, federal funds and FHLB borrowings. These funds are used principally to originate loans.


         At December 31, 1998, certificates of deposit represented 72.9% of total deposits, while DDA (checking accounts) represented 1.9%, savings accounts 12.4%, NOW and money market accounts 8.3% and IRA and KEOGH accounts 4.5% Of the total $43.9 million certificates of deposit at December 31, 1998, certificates totaling $29 million mature in 1999, and certificates totaling $10.1 million mature in 2000. Together, these figures represent 89.1% of the total certificates of deposit at December 31, 1998. Management believes that, consistent with experience, the majority of maturing certificates of deposit will be renewed at market rates of interest.


         Geauga Savings Bank has used advances from the FHLB of Cincinnati and borrowings from FNMA through the use of reverse repurchase agreements as sources of funds for its lending activity. The amount that may be obtained in the form of advances from the FHLB is determined by a formula on a quarterly basis. The formula is based upon a percentage of advances to total assets, the total amount of single-family mortgages in Geauga Savings Bank's portfolio, as reported in Geauga Savings Bank's quarterly call report, the percentage of Geauga Savings Bank's total loan portfolio represented by single-family mortgages and the amount of FHLB stock held by Geauga Savings Bank. At December 31, 1998, Geauga Savings Bank had $47.9 million of outstanding FHLB advances. As of December 31, 1998, Geauga Savings Bank could have obtained additional advances from the FHLB of Cincinnati of approximately $9.0 million. See "SUPERVISION AND REGULATION - FEDERAL HOME LOAN BANKS."

         FHLB advances are secured by a portion of the mortgage portfolio and certain other assets. In addition to FHLB advances, Geauga Savings Bank borrows funds through the use of reverse repurchase agreements from FNMA. There were no reverse repurchase agreements outstanding at December 31, 1998. Upon maturity of the reverse repurchase agreements, Geauga Savings Bank agrees to purchase the related participation certificates back from FNMA. Refer to Note 8 of Notes to Consolidated Financial Statements for additional information.


         Geauga Savings Bank also has a $425,000 line of credit with a commercial bank bearing interest at the federal funds rate and a $6,500,000 line of credit with the FHLB. There was no balance on these lines of credit at December 31, 1998.



         As of December 31, 1998, Geauga Savings Bank had commitments to fund approximately $4.2 million of adjustable-rate loans, compared to commitments at December 31, 1997 to fund approximately $4.4 million of variable-rate and adjustable-rate loans. Included within these commitments at December 31, 1998 are unused lines of credit of $0.9 million. Management believes Geauga Savings Bank has adequate resources to meet its normal funding requirements.


ASSET/LIABILITY MANAGEMENT

         Like other financial institutions, Geauga Savings Bank is subject to interest rate risk. Geauga Savings Bank's interest-earning assets could mature or reprice more rapidly than, or on a different basis from, its interest-bearing liabilities (primarily borrowings and deposits with short- and medium-term maturities) in a period of declining interest rates. Although having assets that mature or reprice more frequently on average than liabilities will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net interest income during periods of declining interest rates.


         Geauga Savings Bank monitors its interest rate sensitivity position and attempts to limit the exposure to interest rate risk. The bank's policy is that the static one-year cumulative interest rate sensitivity gap should generally be within a range of negative 15% to positive 15%. As the following table illustrates, the one-year gap was inside of this range as of December 31, 1998, with a one-year gap of negative 3.70%.

         The following table illustrates the maturities or repricing of Geauga Savings Bank's assets and liabilities at December 31, 1998, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management's best estimate, taking into account, among other things, the proposed policy statement issued by federal bank regulators on August 4, 1995.



                                                         MATURING OR REPRICING PERIODS AS OF DECEMBER 31, 1998
                                            ------------------------------------------------------------------------------
                                               WITHIN 3        4 - 12                          OVER 5
                                                MONTHS         MONTHS        1 - 5 YEARS        YEARS             TOTAL
                                             ------------    ------------    ------------    ------------     ------------
INTEREST EARNINGS ASSETS:
  Adjustable Rate Mortgage Loans .........   $  3,982,606    $ 24,074,702    $ 33,941,928    $    161,500     $ 62,160,736
  Fixed Rate Mortgage Loans ..............        309,269         445,624       2,219,307       5,613,088        8,587,288
  Commercial Loans .......................        753,252       2,796,479       6,158,742       5,984,492       15,692,965
  Consumer Loans .........................         70,997         148,333       1,043,065       1,793,172        3,055,567
  Mortgage Pool Securities ...............              0               0         122,850      19,472,343       19,595,193
  Interest Bearing Deposits in Other Banks      3,897,178               0               0               0        3,897,178
                                             ------------    ------------    ------------    ------------     ------------
         Total ...........................   $  9,013,302    $ 27,465,138    $ 43,485,892    $ 33,024,595     $112,988,927
                                             ============    ============    ============    ============     ============
INTEREST BEARING LIABILITIES
  Certificates of Deposit ................   $  8,067,458    $ 20,921,974    $ 14,908,392    $          0     $ 43,897,824
  Savings Accounts and MMDA ..............      8,715,256               0               0               0        8,715,256
  NOW Accounts ...........................      3,036,281               0               0               0        3,036,281
  FHLB Advances ..........................              0               0       5,150,259      42,798,020       47,948,279
                                             ------------    ------------    ------------    ------------     ------------
         Total ...........................   $ 19,818,995    $ 20,921,974    $ 20,058,651    $ 42,798,020     $103,597,640
                                             ============    ============    ============    ============     ============
Interest Rate Sensitivity GAP ............   $(10,805,693)   $  6,543,164    $ 23,427,241    $ (9,773,425)    $  9,391,287
Cumulative Interest Rate Sensitivity GAP $    (10,805,693)   $ (4,262,529)   $ 19,164,712    $  9,391,287
Cumulative Interest Rate Sensitivity GAP
         as a percentage of Total Assets .          -9.38%          -3.70%           16.64%            8.16%


         This analysis of interest-rate sensitivity has a number of limitations. The "gap" analysis above is based upon assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by Geauga Savings Bank in the event of a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Certain assets, adjustable-rate loans for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish in the event of an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board (which is referred to hereinafter as "FASB") issued Statement of Financial Accounting Standards, SFAS No. 130, "Reporting Comprehensive Income" which is effective for fiscal years beginning after December 15, 1997. Components of comprehensive income are net income and all other non-owner changes in equity. SFAS No. 130 requires an entity to report other accumulated comprehensive income separately from retained earnings and additional paid-in capital in the financial statements in the equity section. The Corporation's comprehensive income for the years ended December 31, 1998 and 1997 are as follows:

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------
                                                                   1998                  1997
                                                             -----------------     -----------------
Net income.................................................  $       1,020,909     $         755,102
Other comprehensive income:
         Unrealized gain on securities available for sale..           (122,227)               58,709
         Cumulative effect of change in accounting principle           102,528                     0
                                                                  ------------        --------------
                  Total other comprehensive income.........            (19,699)               58,709
                                                                  ------------        --------------
Comprehensive income.......................................  $       1,001,210     $         813,811
                                                                  ============        ==============

         FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" with an effective date for years beginning after December 15, 1997. It redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a public enterprise's operating segments. It also requires that comparative information from earlier periods be restated to conform to the requirements of this standard. This statement was not applicable to Maple Leaf for the year ended December 31, 1998.

         FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," which is effective for fiscal years beginning after December 15, 1997. This Statement provides for standardized disclosures of benefit plans, dropping some information that is no longer useful (amending FASB Statements No. 87, 88, and 106), and requiring additional information on changes in benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement was not applicable to Maple Leaf for the year ended December 31, 1998.


         FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" with an effective date for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize derivatives as either assets or liabilities at fair value, with gains or losses determined depending on the intended use of the derivative and its resulting designation. SFAS No. 133 will not be applied retroactively to prior period financial statements. Maple Leaf adopted SFAS No. 133 as of July 1, 1998 and reclassified mortgage pool participation certificates with a book value of $3,769,661 from held-to-maturity to available-for-sale. The market value of these securities was $3,924,071, which resulted in an unrealized gain of $154,410 before applicable taxes.


IMPACT OF INFLATION AND CHANGING PRICES

         Maple Leaf's consolidated financial statements and related data herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Because the primary assets and liabilities of Maple Leaf and Geauga Savings Bank are monetary in nature, changes in the general level of prices for goods and service have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including Maple Leaf. See " - ASSET/LIABILITY MANAGEMENT."

YEAR 2000 READINESS DISCLOSURE

         Maple Leaf is aware of the concern throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, commonly referred to as the "Year 2000 Problem." Maple Leaf, and especially Geauga Savings Bank, use and are dependent upon data processing systems and software to conduct business. Like other businesses, Maple Leaf and Geauga Savings Bank's business depends upon products and services provided by others, whether in the area of information technology or other areas such as security, environmental systems, power and communications. Failure to address the Year 2000 Problem could cause service disruptions to customers, resulting in adverse impacts to Maple Leaf's financial condition and results of operations.

         Geauga Savings Bank has established a Year 2000 planning and implementation process. An assessment of Geauga Savings Bank's software, hardware, environmental and other computer-controlled systems has been completed. Mission-critical systems relating both to information technology and other technology have been identified and prioritized. A written testing plan providing for the testing of all mission-critical systems has been completed.

         Testing of Geauga Savings Bank's internal mission-critical systems was substantially completed at the end of 1998 with favorable results. Management of Maple Leaf anticipates that all data processing applications will be converted to systems maintained by GLB subsequent to the Merger and prior to January 1, 2000.

         In the event the Merger would not be approved by stockholders, Maple Leaf would continue the Year 2000 testing and implementation activities. Management has been informed that the data center which processes its core data processing systems is currently in the testing phase of its Year 2000 readiness plan and that the service provider anticipates achieving Year 2000 readiness by June 30, 1999.

                             BUSINESS OF MAPLE LEAF

GENERAL

          Maple Leaf was incorporated on May 6, 1997 for the purpose of becoming the holding company for Geauga Savings Bank. The holding company reorganization was completed on November 6, 1997. Maple Leaf is a corporate entity legally separate and distinct from Geauga Savings Bank. At the present time, the sole source of Maple Leaf's income is dividends from its wholly owned subsidiary, Geauga Savings Bank. There are certain regulatory restrictions on the extent to which Geauga Savings Bank may pay dividends or otherwise supply funds to Maple Leaf. See "SUPERVISION AND REGULATION -- LIMITS ON DIVIDENDS AND OTHER PAYMENTS." Currently, Maple Leaf has no operations independent of Geauga Savings Bank.

         Geauga Savings Bank was incorporated as an Ohio-chartered, permanent stock building and loan association on November 2, 1982 under the name "Geauga Savings Association." With shareholder approval, Geauga Savings Bank converted to an Ohio-chartered savings bank effective July 7, 1992. Prior to the charter conversion, Geauga Savings' principal federal regulator was the Office of Thrift Supervision ("OTS"). As a result of the conversion, Geauga Savings' principal federal regulator is the Federal Deposit Insurance Company ("FDIC"). Geauga Savings is also subject to regulation by the Ohio Division of Financial Institutions. Subsequent to the reorganization described above, Maple Leaf became a unitary, non-diversified savings and loan holding company subject to the supervision of the OTS.

         Through its subsidiary, Geauga Savings, Maple Leaf is engaged principally in the business of making one (1) to four (4) family residential loans, small business loans, automobile loans, equipment loans, commercial real estate and personal loans. Geauga holds most of its loans in its own portfolio because these loans do not conform with the standards for sale of such loans through the Federal Home Loan Mortgage Corporation ("Freddie Mac"). However, in cases in which its loans do conform with Freddie Mac's standards, Geauga sometimes, for competitive reasons, will sell such loans through various correspondent banking and financial institution relationships, in which case Geauga will obtain an origination fee. Loan funds are obtained from deposits, FHLB advances, and reverse repurchase agreements from FNMA. In addition to originating and purchasing loans, Geauga Savings invests in U.S. Government and agency obligations and mortgage-backed securities.

         Geauga Savings conducts its principal business activities through its home office located at 10800 Kinsman Road, Newbury, Ohio and its full service branch office in the Harrington Square Shopping Center located in Middlefield, Ohio. In addition to its banking offices, Geauga Savings also utilizes independent loan brokers located throughout Geauga County and Cuyahoga County, Ohio.

         At December 31, 1998, Maple Leaf had total assets of $115.1 million, total deposits of $56.7 million, shareholders' equity of $8.9 million, non-performing assets to total assets ratio of 0.8% and an allowance for loan losses to total loans ratio of 1.13%. At December 31, 1998, Maple Leaf and Geauga Savings Bank exceeded all regulatory capital requirements.

LENDING ACTIVITIES

         GENERAL. The principal lending activity of Geauga Savings is the origination of primarily adjustable-rate mortgage loans, and to a lesser extent conventional fixed-rate and adjustable-rate mortgage loans for the acquisition or construction of one- to four-family residences located in the primary markets of Geauga Savings. Geauga Savings is also approved to originate mortgage loans insured by the Federal Housing Administration and guaranteed by the Veterans Administration, but has only originated a few such loans, substantially all of which have been sold in the secondary market with servicing released. Geauga's secondary lending activities are the origination of consumer loans (secured and unsecured), including automobile, home improvement, credit card and home equity line of credit loans, as well as small business loans, including lines of credit and term loans. In addition to single family residential real estate lending and consumer lending, and to a much lesser extent, Geauga also originates loans secured by multi-family properties, including mortgage loans on condominiums and apartment buildings, and by nonresidential properties, including retail, office and other types of business facilities. Geauga Savings' total net loans at December 31, 1998 were approximately $87.6 million, which represented approximately 76.1% of total assets.

         LOAN PORTFOLIO COMPOSITION. The following table sets forth certain information concerning the composition of the loan portfolio of Geauga Savings at the dates indicated.


                                                                           AT DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                                       1998                      1997                      1996
                                            -----------------------   -----------------------   ------------------------
                                               AMOUNT       PERCENT      AMOUNT       PERCENT       AMOUNT      PERCENT
                                            ------------    -------   ------------    -------   ------------    --------
Type of loan:
   1-4 family real estate ...............   $ 64,680,912     73.87%   $ 56,174,747     75.95%   $ 45,421,213     81.80%
   Commercial real estate and other .....     15,878,642     18.13%     12,277,575     16.60%      6,425,417     11.58%
   Construction .........................      9,848,785     11.25%      7,994,643     10.81%      4,876,683      8.79%
   Consumer .............................      3,055,567      3.49%      2,439,638      3.30%      1,903,948      3.43%
   Undisbursed loans in progress ........     (3,967,351)    -4.53%     (3,316,046)    -4.49%     (1,962,486)    -3.53%
                                            ------------    ------    ------------    ------    ------------    ------
Total loans .............................     89,496,555    102.21%     75,570,557    102.17%     56,664,775    102.07%
Less:
   Unamortized loan origination fees, net       (931,676)    -1.06%       (719,611)    -0.97%       (554,437)    -1.00%
   Allowance for loan losses ............     (1,003,566)    -1.15%       (890,591)    -1.20%       (591,186)    -1.07%
                                            ------------    ------    ------------    ------    ------------    ------
Net loans ...............................   $ 87,561,313    100.00%   $ 73,960,355    100.00%   $ 55,519,152    100.00%
                                            ============    ======    ============    ======    ============    ======



         The following table presents maturity information for the loan portfolio at December 31, 1998. The table does not include prepayments or scheduled principal repayments. Adjustable rate mortgage loans are shown as maturing based on contractual maturities.



                                 1-4             COMMERCIAL
                                FAMILY           REAL ESTATE
                             REAL ESTATE          AND OTHER         CONSTRUCTION          CONSUMER               TOTAL
                           ----------------    ---------------    ----------------    -----------------    -----------------
Amount Due:
  Within 3 months......... $      4,052,010    $       753,252    $        239,866    $          70,997    $       5,116,125
  3 months to 1 year......       23,423,267          2,796,479           1,097,058              148,333           27,465,137
After 1 year:
  1 to 3 years............       26,897,930          4,740,698           3,660,374              805,656           36,104,658
  3 to 5 years............        4,224,313          1,418,044                   0              237,409            5,879,766
  5 to 10 years...........        1,841,766          2,718,876           1,463,351              200,868            6,224,861
  10 to 20 years..........        2,629,155          3,265,616                   0            1,587,597            7,482,368
  Over 20 years...........        1,218,933                  0                   0                4,707            1,223,640
                                -----------        -----------         -----------          -----------          -----------
Total due after 1 year.... $     36,812,097    $    12,143,234    $      5,123,725    $       2,836,237    $      56,915,293
                                -----------        -----------         -----------          -----------          -----------
Total amount due.......... $     64,287,374    $    15,692,965    $      6,460,649    $       3,055,567    $      89,496,555
                                ===========        ===========         ===========          ===========          ===========



         The following table shows the dollar amount of all loans due after December 31, 1998 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 1998 that have adjustable interest rates.



                                                                 ADJUSTABLE
                                           FIXED RATES             RATES                 TOTAL
                                         ----------------     ----------------     -----------------
1-4 family real estate.................  $      7,724,113     $     56,563,260     $      64,287,373
Commercial real estate and other.......         6,886,596            8,806,369            15,692,965
Construction...........................         1,024,675            5,435,975             6,460,650
Consumer...............................         3,055,567                    0             3,055,567
                                              -----------          -----------           -----------
         Total.........................  $     18,690,951     $     70,805,604     $      89,496,555
                                              ===========          ===========           ===========


         REAL ESTATE LOANS -- RESIDENTIAL. The primary lending activity of Geauga Savings is the origination of conventional loans for the acquisition or construction of one- to four-family residential properties located within the primary markets of Geauga Savings. Each of such loans is secured by a mortgage or deed of trust on the underlying real estate and improvements thereon.

         FDIC regulations and Ohio law limit the amount Geauga Savings may lend in relationship to the appraised value of the real estate and improvements thereon at the time of loan origination. In accordance with such regulations, Geauga Savings makes loan on single-family residences up to 85% of the value of the real estate improvements (the "Loan-to-Value Ratio" or "LTV"). Although Geauga Savings makes loans in excess of an 85% LTV, most of such loans are insured by a third party to reduce exposure to an 85% LTV or less. Generally, Geauga Savings requires private mortgage insurance and/or charges premium interest rates for loans over 80% LTV. See "-- Non-accrual, Past Due and Restructured Loans."

         Geauga Savings offers fixed-rate loans and adjustable-rate mortgage loans ("ARMs") with initial interest rate adjustment periods generally of one year, three years or five years. The new rate of interest at each adjustment date is determined by adding a stated margin to an index identified at the time the loan is originated: the longer the period before adjustment, the higher the rate of interest to compensate Geauga Savings for the increased exposure to risk resulting from interest-rate fluctuations during the fixed-rate period. The maximum adjustment at each adjustment date for one-year ARMs is usually 3.85%, with a maximum adjustment of 8% over the life of the loan. The maximum adjustment at each adjustment date for three-year ARMs is usually 3.35%, with a maximum adjustment of 8% over the life of the loan.

         Residential mortgage loans offered by Geauga Savings are usually for terms of 10 to 30 years. With the exception of Geauga's 30-year fixed-rate loan, all of Geauga's residential mortgage loans have a maximum maturity of 17 years. Due to the long-term nature of an investment in mortgage loans, such loans could have an adverse effect upon the net interest margin of a lender if such loans do not reprice as quickly as the lender's cost of funds. See "MAPLE LEAF'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." Experience during recent years demonstrates that, as a result of prepayments in connection with refinancing and sales of the underlying properties, residential loans generally remain outstanding for periods that are substantially shorter than the stated maturity of such loans.

         Geauga Savings also originates single family second mortgage real estate loans. Second mortgage loans are generally fixed rate amortizing loans with maturities of ten to fifteen years. At December 31, 1998, Geauga Savings had approximately $1.9 million of second mortgage loans.

         At December 31, 1998, Geauga Savings had a total of approximately $64.3 million real estate loans, of which approximately $56.6 million are adjustable rate loans (approximately 88%) and approximately $7.7 million (approximately 12%) are fixed rate loans.

         REAL ESTATE LOANS -- COMMERCIAL. Geauga Savings originates loans secured by other real estate, including multifamily dwellings, land and lots for single-family homes, land for commercial uses, and office, retail and other types of facilities.

         Nonresidential real estate loans are made primarily as ten-year balloons with amortization generally between twenty and twenty-five years, resulting in a final balloon payment due at the end of the ten-year term. Such loans are typically made at a maximum 80% LTV. Such loans typically are subject to a prepayment penalty of 4%, decreasing gradually during the life of the loan. To enable Geauga Savings to monitor the loans, Geauga Savings requests rent rolls and financial statements.

         Because of the relatively larger loan amounts and effects of general economic conditions on the successful operation of income-producing properties, loans secured by multifamily dwellings and commercial facilities generally are regarded as having a higher degree of risk than loans secured by one- to four-family dwellings. If the cash flow on income-producing property is reduced, for example as leases are not obtained or renewed, the borrower's ability to repay may be impaired. Geauga Savings endeavors to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the management constructing and operating the property, the debt service ratio, the quality and characteristics of the income stream generated by the property and appraisals confirming the property's valuation.

         Geauga Savings also offers business loans including lines of credit, term loans and SBA loans to individuals, which are not material in relation to Geauga Savings' total loan portfolio.

         REAL ESTATE LOANS - CONSTRUCTION. Geauga Savings offers residential construction loans both to owner-occupants and to homebuilders. Geauga Savings also originates construction loans for nonresidential properties and also lends for the development of raw land. As of December 31, 1998, Geauga Savings had approximately $6.5 million of construction loans, none of which were nonperforming.

         Construction loans generally involve greater underwriting and default risks than do loans secured by mortgages on properties with finished structures. This is largely due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developments, developers, managers and builders. In addition, construction loans are more difficult to evaluate and monitor.

         Loan funds are advanced upon the security of the project under construction, which is more difficult to value before the completion of construction. Moreover, because of uncertainties inherent in estimating construction costs, the accurate evaluation of the LTVs and the total loan funds required to complete a project is difficult. In the event a default on a construction loan occurs and foreclosure follows, Geauga Savings would have to take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project. Almost all of Geauga Savings' construction loans are secured by properties in Geauga Savings' primary market. Geauga Savings has not foreclosed on any construction loans during the three year period ended December 31, 1998.

         Generally, construction loans have terms ranging up to 12 months. After the loan's initial construction period, the loan then converts to an amortizing permanent loan which amortizes over the original loan term less the construction period. Construction loans can be originated under any of the company's existing permanent loan programs and generally a slightly higher interest rate is charged to compensate for the additional risk.


         CONSUMER LOANS. Geauga Savings makes various types of consumer loans, including loans made to depositors secured by their savings deposits, automobile loans, home equity lines of credit, and unsecured personal loans. On December 31, 1998, consumer loans totaled approximately $2.6 million. Of this amount approximately $1.2 million are adjustable rate equity lines of credit loans secured by second liens on single family homes. Approximately $1.2 million are automobile loans originated through local automobile dealers and direct loans to Geauga Savings customers. The remaining amount (approximately $0.3 million) is made up of loans made to depositors secured by their savings deposits and other secured and unsecured personal loans.



                                             TOTAL DOLLAR        PERCENT OF
                                               AMOUNT AT            TOTAL
                                             DECEMBER 31,         CONSUMER
                                                 1998               LOANS
                                           -----------------    -------------
TYPE OF CONSUMER LOAN:
Home Equity Lines of Credit..............  $       1,184,070           45.44%
Automobile Loans.........................          1,162,278           44.61%
CD Loans.................................            209,311            8.03%
Other Secured Consumer Loans.............             32,715            1.26%
Other Unsecured Consumer Loans...........             17,266            0.66%
                                                 -----------         --------
         Total Consumer Loans............  $       2,605,640          100.00%
                                                 ===========         ========

         Equity lines of credit loans secured by single family homes are made at an adjustable rate of interest tied to the prime lending rate, as reported in the Wall Street Journal. Substantially all other consumer loans are made on the basis of a fixed rate of interest. Consumer loans may entail greater risks than residential loans, particularly consumer loans that are unsecured or are secured by rapidly depreciating assets such as automobiles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. For second mortgages, amounts due on prior mortgages have a superior claim. The risk of default on consumer loans increases during periods of recession, higher unemployment and other adverse economic conditions that limit the borrower's ability to repay.

         LOAN SOLICITATION AND PROCESSING. Geauga's primary lending focus is first mortgage real estate loans secured by single family homes. This type of lending is originated from two primary sources: (i) through Geauga's branch system and local loan originators and (ii) through correspondent and broker relationships. Second mortgage real estate loans and equity lines of credit loans, both secured by single family homes, are originated through the branch system.

         After single family real estate loans, Geauga's secondary lending focus in terms of volume is multifamily residential real estate loans, commercial real estate loans and business loans collectively referred to as commercial loans or business purpose loans. These loans are originated by Geauga's five loan originators. At December 31, 1998 Geauga had approximately $15.9 million of these types of loans, representing approximately 13.8% of total assets.

         Loan applications for permanent mortgage loans are taken by loan personnel. Geauga Savings generally obtains a credit report, verification of employment and other documentation concerning the credit worthiness of the borrower. Each appraisal of the fair market value of the real estate that will be used as security for the loan is generally prepared by an independent fee appraiser approved by the Loan Committee of Geauga Savings. An environmental history of the property is obtained to determine whether prior possibly environmentally hazardous uses existed. An environmental study is conducted if the appraiser or management has reason to believe that an environmental problem might exist.

         For multifamily and nonresidential mortgage loans, a personal guarantee from the borrower is generally required. Geauga Savings also obtains information with respect to prior projects completed by the borrower. Upon the completion of the appraisal and the receipt of information on the borrower, the application for a loan is submitted either to a Loan Committee or its designees or the Boards of Directors of Geauga Savings for approval or denial.

         If a mortgage loan application is approved, a title insurance policy or title report is obtained on the real estate that will secure the mortgage loan. Borrowers are required to carry fire and casualty insurance and flood insurance, if applicable, and to name Geauga Savings as loss payee.

         The procedure for approval of construction loans is the same as the approval procedure for permanent first mortgage loans secured by single family home loans, except that building plans, construction specifications and estimates of construction costs are analyzed.

         Consumer loans are underwritten on the basis of the borrower's credit history and analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any.

         Small business loans are underwritten on the basis of the borrower's historic income and expenses, projections of future cash flows, and credit history, as well as on the value of the collateral, if any.

         Most Geauga Savings loans carry provisions that the entire balance of the loan is due upon sale of the property securing the loan.

         LOAN ORIGINATIONS, PURCHASES AND SALES. Geauga Savings has been actively originating new 30-year, 20-year and 15-year fixed-rate and adjustable-rate loans. Virtually all residential fixed-rate loans made by Geauga Savings (excluding second mortgages) are originated on documentation that will permit a possible sale of such loans to FNMA, FHLMC or other secondary mortgage market participants. When mortgage loans are sold to FNMA, FHLMC or other secondary mortgage market participants, Geauga Savings sells both the loan and its servicing into the secondary market. Fixed-rate loans not sold in the secondary market and generally all of the ARMs originated by Geauga Savings are primarily held until maturity in Geauga Savings' held-to- maturity portfolio.

         Geauga Savings sold approximately $1.2 million of whole loans during the 1998 fiscal year, compared to sales of approximately $939 thousand of whole loans in 1997. Management believes secondary market activities will increase as single family lending increases and as total investments continue to shrink in terms of a percentage of total assets.

         The following table sets forth certain information in respect of loan originations and repayments:


                                                            YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------
(In Thousands)                                    1998               1997                1996
                                             ---------------    ---------------     ---------------
LOAN ORIGINATIONS AND REPAYMENTS:
Beginning Balance..........................  $        75,571    $        56,665     $        45,212
Loans Originated...........................           37,691             32,126              25,800
Principal Payments.........................           23,765             13,220              14,347
                                                  ----------          ---------           ---------
Ending Balance.............................  $        89,497    $        75,571     $        56,665
                                                  ==========          =========           =========


         LENDING LIMIT. Ohio law imposes a lending limit on the aggregate amount that an institution may lend to one borrower. In summary terms, the amount that an institution may lend to one borrower is an amount equal to 15% of the institution's total capital for risk-based capital purposes, plus any loan reserves not already included in total capital (the "Lending Limit Capital"). An institution may lend to one borrower an additional amount not in excess of 10% of the institution's capital, provided the additional amount is fully secured by certain forms of "readily marketable collateral." Real estate is not considered "readily marketable collateral." In applying this limit, the regulations require that loans to certain related or affiliated borrowers be aggregated. Geauga Savings has no outstanding loans or related borrowing arrangements in excess of its lending limit as of December 31, 1998.

         LOAN ORIGINATION AND OTHER FEES. Geauga Savings realizes loan origination fee and other fee income from its lending activities. Geauga Savings also realizes income from late payment charges, default interest, application fees, and fees for other miscellaneous services.

         Loan origination fees and other fees are a volatile source of income, varying with the volume of lending, loan repayments and general economic conditions. All nonrefundable loan origination fees and certain direct loan origination costs are deferred and recognized in accordance with SFAS No. 91 as an adjustment to yield over the life of the related loan.


         DELINQUENT LOANS, NONPERFORMING ASSETS AND CLASSIFIED ASSETS. When a borrower fails to make a required payment on a loan, Geauga Savings attempts to cause the deficiency to be cured by contacting the borrower. In most cases, deficiencies are cured promptly.



         Geauga Savings attempts to minimize loan delinquencies through the assessment of late charges and interest rate increases and adherence to its established collection procedures. After a mortgage loan payment is 15 days delinquent, a late charge of 5% of the amount of the payment is usually assessed, and Geauga Savings will contact the borrower by mail or phone to request payment. In certain limited instances, Geauga Savings may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs. If the loan continues in delinquent status for 90 days or more, Geauga Savings generally will initiate foreclosure proceedings. In some cases, Geauga will initiate foreclosure proceedings earlier than 90 days if the circumstances merit such action.


         Real estate acquired by Geauga Savings as a result of foreclosure or by deed in lieu of foreclosure is classified as "real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of the loan's unpaid principal balance or fair value at the date of foreclosure less estimated selling expenses. Periodically, real estate owned is reviewed to ensure that fair value less estimated costs to sell is not less than carrying value, and any allowance resulting therefrom is charged to earnings as a provision for losses on real estate acquired through foreclosure. Costs to develop or improve real estate are capitalized; costs of holding real estate are expensed.


         The following table reflects the amount of loans in delinquent status as of December 31, 1998:



                                         30-59 DAYS                     60-89 DAYS                   90 DAYS OR MORE
                                 --------------------------     ---------------------------    ----------------------------
(DOLLARS IN THOUSANDS)             NUMBER         AMOUNT          NUMBER          AMOUNT         NUMBER           AMOUNT
                                 -----------    -----------     -----------    ------------    -----------     ------------
Real Estate Loans..............            9    $        22               3    $          3              8     $        157
Consumer Loans.................           20            205               3              13              3               25
                                        ----        -------            ----         -------            ---          -------
Total..........................           29    $       227               6    $         16             11     $        182
                                                    =======                         =======                         =======
Percent of Total to Net Loans..                        0.26%                           0.02%                           0.21%


         All delinquent loans are reviewed on a regular basis and are placed on nonaccrual status when the loans are 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income via increases to reserve for uncollected interest. Subsequent payments are recorded as a reduction to the reserve for uncollected interest until the loan is brought current or delinquent less than 90 days and management feels that the collectability of future interest payments is reasonably probable.

         NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS. The following schedule summarizes nonaccrual, past due and restructured loans:


                                                                          DECEMBER 31,
                                                      -----------------------------------------------------
                                                            1998               1997               1996
                                                      ----------------    ---------------    --------------
1-4 family real estate:
   Nonaccrual........................................ $        834,000    $     1,287,000    $      307,000
   Past due 90 days or more(1) ......................                0                  0                 0
Commercial real estate and other:
   Nonaccrual .......................................                0                  0                 0
   Past due 90 days or more(1) ......................                0                  0                 0
Construction:
   Nonaccrual .......................................                0                  0                 0
   Past due 90 days or more(1) ......................                0                  0                 0
Consumer
   Nonaccrual .......................................                0              3,000             5,000
   Past due 90 days or more(1) ......................           25,000                  0                 0
                                                         -------------      -------------     -------------
      Total nonperforming loans .....................          859,000          1,290,000           312,000
Other real estate owned .............................                0                  0                 0
                                                         -------------      -------------     -------------
      Total nonperforming assets .................... $        859,000    $     1,290,000    $      312,000
                                                         =============      =============      ============
Total loans outstanding.............................. $     88,564,879    $    74,850,946    $   56,110,338
Allowance for possible loan losses to total loans....             1.13%              1.19%             1.05%
Nonperforming loans to total loans...................             0.97%              1.72%             0.56%
Nonperforming assets to total assets ................             0.75%              1.23%             0.38%
Allowance for possible loan losses to nonperforming loans       116.82%             69.03%           189.48%


--------------------------

(1) Represents accruing loans delinquent greater than 90 days which are considered to be well secured by management and in the process of collection.

         HIGH LOAN-TO-VALUE LOANS. At December 31, 1998, there were approximately $617,342 of loans not otherwise identified above which are included on management's watch list. These loans were included on management's watch list due to the fact that the loans have a loan to value ratio greater than or equal to 80% and do not carry any private mortgage insurance or because of a history of slow payments. These loans and their potential loss exposure have been considered in management's analysis of the adequacy of the allowance for loan losses.


         SUMMARY OF LOAN LOSS EXPERIENCE AND CHARGE-OFFS. Regulations of the FDIC and the Ohio Division of Financial Institutions require that institutions classify their assets on a regular basis. Problem assets are classified as "substandard," "doubtful" or "loss." "Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the same weaknesses as "substandard" assets, with the additional characteristics that (1) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (2) there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, consisting of assets that do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management's close attention.


         Generally, Geauga Savings classifies as "substandard" all loans that are delinquent more than 90 days, real estate owned ("REO"), loans to facilitate workouts and the sale of REO and other loans if the credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms.

         The aggregate amount of Geauga Savings' classified assets at December 31, 1998, was as follows:



(IN THOUSANDS)                          AT DECEMBER 31, 1998
                                    ----------------------------
Special mention...................        $         214
Substandard.......................                1,362
Doubtful..........................                    0
Loss..............................                    0
                                             ----------
         Total classified assets..        $       1,576
                                             ==========


         Federal examiners are authorized to classify an institution's assets. If an institution does not agree with an examiner's classification of an asset, the institution may appeal this determination to the Regional Director of the FDIC. Geauga Savings had no disagreements with the examiners regarding the classification of assets at the time of the last examination.

         FDIC regulations require that Geauga Savings establish prudent accrual allowances for loan losses. If an asset or portion thereof is classified as loss, the institution must either establish specific allowances for losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount net of collateral.

         ALLOWANCE FOR LOAN LOSSES. Geauga's business strategy focuses on increasing its loan portfolio while prudently maintaining its security portfolios. Most of the increases in the loan portfolio are from real estate loans. Management expects that an increase in loans will increase delinquencies. However, management is aware that increased delinquencies in real estate loans does not necessarily mean an increase in loan losses. Net charge-offs on real estate loans have been consistently minor over this period, as have net charge-offs on consumer loans as indicated in the table below. Although management feels that the credit risk is acceptable and that the loan loss reserves are adequate, loan activity is monitored closely and loan loss reserve amounts relative to the company's loan activity is reviewed quarterly.


         The Board of Directors of Geauga Savings reviews on a quarterly basis the allowance for loan losses as it relates to a number of relevant factors, including but not limited to trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending areas, past loss experience, possible losses arising from specific problem assets and loan concentrations by collateral type and to single borrowers. To a lesser extent, management considers loan underwriting, off-balance sheet items, loan renewals and modifications and management expertise in collection practices. Although the Board of Directors and management believe that they use the best information available to determine the allowances for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. At December 31, 1998, Geauga Savings' allowance for loan losses totaled $1,003,566.

         The following table sets forth an analysis of the allowance for loan losses and charge-offs of Geauga Savings for the periods indicated:


                                                                    YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                              1998           1997           1996
                                                          -----------    -----------    -----------
Allowance for loan losses (beginning of period) .......   $   890,591    $   591,186    $   461,990
Loans charged off:
   1-4 family real estate .............................             0              0              0
   Commercial real estate and other ...................             0              0              0
   Construction .......................................             0              0              0
   Consumer ...........................................        27,037         19,565          5,627
                                                          -----------    -----------    -----------
      Total loans charged off .........................        27,037         19,565          5,627
Recoveries of loans previously charged off:
   1-4 family real estate .............................             0              0              0
   Commercial real estate and other ...................             0              0              0
   Construction .......................................             0              0              0
   Consumer ...........................................         7,109          1,590          1,170
                                                          -----------    -----------    -----------
      Total recoveries ................................         7,109          1,590          1,170
                                                          -----------    -----------    -----------
Net loans charged off .................................        19,928         17,975          4,457
                                                          -----------    -----------    -----------
Provision for loan losses .............................       132,903        317,380        133,653
                                                          -----------    -----------    -----------
Allowance for loan losses (end of period) .............   $ 1,003,566    $   890,591    $   591,186
                                                          ===========    ===========    ===========
Loans outstanding:
   Average ............................................   $80,748,818    $65,785,001    $49,345,289
   End of period ......................................   $88,564,879    $74,850,946    $56,110,338
Ratio of allowance for loan losses to loans outstanding
at end of period ......................................          1.13%          1.19%          1.05%

         The following tables set forth an analysis of reserves for loan loss allocations of Geauga for the periods indicated:


                                                              RESERVE FOR LOAN LOSS ALLOCATION
                                                                     DECEMBER 31, 1998
                                 ------------------------------------------------------------------------------------------
                                                                                                               PERCENT OF
                                     BALANCE        RESERVE       CLASSIFIED       ECONOMIC        TOTAL      TOTAL LOANS
                                     -------        -------       ----------       --------        -----      ------------
Residential/Construction........   $ 67,217,178     $  523,073     $    49,946   $     86,549    $   659,568          0.74%
Commercial/SBA..................     18,067,834        225,522          54,531         23,190        303,243          0.34%
Consumer........................      3,279,867         32,799           3,036          4,920         40,755          0.05%
                                     ----------       --------        --------      ---------      ---------          -----
         Total..................   $ 88,564,879     $  781,394     $   107,513    $   114,659    $ 1,003,566          1.13%
                                     ==========       ========        ========      =========      =========          =====



                                                              RESERVE FOR LOAN LOSS ALLOCATION
                                                                     DECEMBER 31, 1997
                                 ------------------------------------------------------------------------------------------
                                                                                                               PERCENT OF
                                     BALANCE        RESERVE       CLASSIFIED       ECONOMIC        TOTAL       TOTAL LOANS
                                     -------        -------       ----------       --------        -----       -----------
Residential/Construction........   $ 58,780,554    $   465,243    $    119,326    $    90,344    $   674,913          0.90%
Commercial/SBA..................     12,277,575        152,337               0         18,416        170,753          0.23%
Consumer........................      3,792,817         37,928           1,308          5,689         44,925          0.06%
                                     ----------       --------       ---------      ---------      ---------          -----
         Total..................   $ 74,850,946     $  655,508    $    120,634    $   114,449    $   890,591          1.19%
                                     ==========       ========       =========      =========      =========          =====



                                                              RESERVE FOR LOAN LOSS ALLOCATION
                                                                     DECEMBER 31, 1996
                                 ------------------------------------------------------------------------------------------
                                                                                                               PERCENT OF
                                     BALANCE        RESERVE       CLASSIFIED       ECONOMIC        TOTAL       TOTAL LOANS
                                     -------        -------       ----------       --------        -----       -----------
Residential/Construction........   $ 46,860,932    $   363,973    $     31,031    $    66,816    $   461,820          0.82%
Commercial/SBA..................      6,583,046         83,358               0          9,875         93,233          0.17%
Consumer........................      2,666,360         26,664           5,469          4,000         36,133          0.06%
                                     ----------       --------       ---------      ---------      ---------          -----
         Total..................   $ 56,110,338     $  473,995    $     36,500    $    80,691    $   591,186          1.05%
                                     ==========       ========       =========      =========      =========          =====


         The following schedule is a breakdown of the allowance for loan losses allocated based on type of loan and related ratios:


                                         AT DECEMBER 31, 1998           AT DECEMBER 31, 1997           AT DECEMBER 31, 1996
                                      --------------------------     --------------------------      ------------------------
                                                PERCENT OF LOANS                PERCENT OF LOANS                PERCENT OF LOANS
                                    ALLOWANCE   IN EACH CATEGORY    ALLOWANCE   IN EACH CATEGORY    ALLOWANCE   IN EACH CATEGORY
                                      AMOUNT      TO TOTAL LOANS     AMOUNT       TO TOTAL LOANS     AMOUNT       TO TOTAL LOANS
                                    ---------   ------------------  --------     -----------------  --------    ----------------
Residential real estate.........  $     659,568             75.90% $    674,913             78.53% $    461,820             83.52%
Commercial real estate..........        303,243             20.40%      170,753             16.40%       93,233             11.73%
Consumer........................         40,755              3.70%       44,925              5.07%       36,133              4.75%
                                     ----------           --------    ---------           --------    ---------           --------
Total...........................  $   1,003,566            100.00% $    890,591            100.00% $    591,186            100.00%
                                     ==========           ========    =========           ========    =========           ========


INVESTMENT ACTIVITIES

         Geauga purchases securities for the held-to-maturity portfolio and available-for-sale portfolio for purposes of earning interest income, to provide liquidity and as a substitute for available and acceptable loan products. Geauga's continuing business strategy has been to increase its loan portfolio and decrease its mortgage pool securities portfolio. As the company becomes more successful in originating loan products, securities as a percentage of total assets will continue to decrease. Geauga primarily invests in mortgage-backed securities. Geauga Savings does not make any investments in securities that are rated less than investment grade by a nationally recognized statistical rating organization. A goal of Geauga Savings' investment policy is to manage interest rate risk.

         All securities-related activity is reported to the Board of Directors of Geauga Savings. General changes in investment strategy are required to be reviewed and approved by the Geauga Savings Board of Directors. Geauga Savings' senior management can purchase and sell securities on behalf of Geauga Savings in accordance with Geauga Savings' stated investment policy.

         MORTGAGE-BACKED AND RELATED SECURITIES. In the ordinary course of business, Geauga Savings purchases mortgage-backed securities for both its Held-to-Maturity portfolio and its Available-for-Sale portfolio. Mortgage-backed securities generally entitle Geauga Savings to receive the cash flows from an identified pool of mortgages underlying the securities. Freddie Mac ("FHLMC"), Ginnie Mae ("GNMA") and Fannie Mae ("FNMA") mortgage-backed securities owned by Geauga Savings are each guaranteed or insured by the respective agencies as to principal and interest.


         Geauga Savings may also invest in collateralized mortgage obligations ("CMOs"), securities that are backed by pools of mortgages that are, in most instances, insured or guaranteed by FNMA or FHLMC. A CMO investor has no ownership interest in the mortgages themselves, except to the extent the mortgages serve as collateral for the CMO security. Payment streams from the mortgages serving as collateral are reconfigured with the varying terms and timing of payment to the CMO investor. Though they can be used for hedging and investment, CMOs can expose investors to higher risk of loss than direct investments in mortgage-backed pass-through securities, particularly with respect to price and average life sensitivity in such securities. The Federal Financial Institutions Examination Council ("FFIEC") has developed methods of measuring the suitability of CMOs and other mortgage derivative products intended for financial institution portfolios. CMOs that do not meet the standards of the FFIEC test are deemed "high-risk." Geauga has not purchased any CMO that fails the FFIEC stress test at date of purchase. At December 31, 1998, Geauga did not own any CMOs.



         At December 31, 1998, mortgage-backed securities totaled approximately $19.6 million (approximately 17% of total assets). Of this amount, approximately $4.2 million pay a fixed rate of interest and approximately $15.4 million are adjustable rate.



         In accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), the mortgage-backed securities, CMOs and other U.S. government agency-backed securities designated as being held for sale are carried on Geauga Savings' balance sheet at estimated fair value, with unrealized gains and/or losses carried as an adjustment to shareholders' equity, net of applicable taxes. At December 31, 1998, all of Geauga Savings' mortgage-backed securities were classified available for sale.


         See " - ASSET/LIABILITY MANAGEMENT" and "MAPLE LEAF'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LIQUIDITY AND MARKET RISK." The following table sets forth certain information regarding Geauga Savings' mortgage-backed securities, CMOs and other U.S. government agencies securities at the dates indicated:


                                                              YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------------
                                                 1998                   1997                  1996
                                          ------------------     ------------------    -------------------
AVAILABLE FOR SALE:
  U.S. Treasury and other U.S.
  Government obligations................  $                0     $                0    $                 0
  Mortgage-backed securities............          19,595,193             19,359,151             17,623,794
HELD TO MATURITY:
  U.S. Treasury and other U.S.
  Government obligations................  $                0     $                0    $                 0
  Mortgage-backed securities............                   0              4,512,285              4,260,202
                                              --------------         --------------         --------------
TOTAL INVESTMENT SECURITIES.............  $       19,595,193     $       23,871,436    $        21,883,996
                                              ==============         ==============         ==============

         The following table reflects the earliest repricing date of the mortgage-backed securities as of December 31, 1998, all of which are available for sale:



                                        DUE IN ONE YEAR             DUE AFTER ONE YEAR      DUE AFTER FIVE YEARS
                                           OR LESS                  THROUGH FIVE YEARS        THROUGH TEN YEARS
                                ------------------------------   --------------------------- -----------------------
                                                WEIGHTED                    WEIGHTED                  WEIGHTED
                                 AMOUNT      AVERAGE COUPON       AMOUNT    AVERAGE COUPON    AMOUNT  AVERAGE COUPON
                               ---------     --------------      --------   --------------   -------  --------------
Mortgage-backed securities...  $12,994,636        7.20%          $2,526,254           6.91%  $383,120           8.53%




                                       DUE AFTER TEN YEARS
                                 ------------------------------
                                                   WEIGHTED
                                  AMOUNT        AVERAGE COUPON             TOTAL
                               ------------     ---------------           -------
Mortgage-backed securities...   $3,691,183     $          8.69%        $19,595,193

         Mortgage-backed securities and collateralized mortgage obligations have various stated maturities through June 1, 2028. The estimated weighted-average maturity of this segment of the portfolio is 25.4 years.

DEPOSITS AND BORROWINGS

         GENERAL. Geauga Savings derives funds for its lending and investment activities from a number of sources, including FHLB advances and reverse repurchase agreements, core deposits and brokered deposits, income on earning assets, service charges, gains on sale of assets, and equity capital.

         Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate in response to general interest rates and money market conditions. Geauga Savings' market area is largely rural and semi-rural, and as a consequence loan demand exceeds readily available core deposits with some frequency. FHLB advances and reverse repurchase agreements compensate for reductions in the availability of funds from other sources. FHLB advances and reverse repurchase agreements also provide funds at a favorable rate, without associated deposit insurance and personnel costs. For these reasons, Geauga Savings places substantial reliance on FHLB advances, reverse repurchase agreements and sources of funds other than core deposits for Geauga Savings' lending and investment activities.


         DEPOSITS. Historically, core deposits have been attracted from within Geauga Savings' primary market areas through the offering of a broad selection of deposit instruments, including checking accounts (both interest bearing and noninterest bearing), regular passbook savings accounts, statement savings accounts, money market demand accounts, and term certificate of deposit accounts including individual retirement accounts ("IRAs"). Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by management of Geauga Savings based on Geauga Savings' liquidity requirements, growth goals and local competition. Geauga Savings also purchases deposits from brokers to fund strong loan demand. At December 31, 1998 Geauga Savings had $7.9 million in brokered deposits.



         At December 31, 1998, Geauga Savings' certificates of deposit totaled $43.9 million, or 77.4% of total deposits. Of such amount, approximately $29.0 million in certificates of deposit mature within one year. Based on experience and Geauga Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will renew with Geauga Savings at maturity. If there is a significant deviation from historical experience, Geauga Savings can use borrowings from the FHLB or reverse repurchase agreements from FNMA as an alternative to this source of funds. The following table sets forth the dollar amount of deposits in the various types of savings programs offered by Geauga Savings at the dates indicated.




                                                                     DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
                                           1998                          1997                            1996
                          --------------------------------  -----------------------------   ------------------------------
                           AVERAGE                           AVERAGE                        AVERAGE
(Dollars in Thousands)       RATE       AMOUNT    PERCENT      RATE    AMOUNT     PERCENT     RATE      AMOUNT     PERCENT
                          ----------  --------- ----------  ---------  -------   --------   -------    -------    --------
Money-market and
Passbook ................      3.59%   $ 8,715     15.66%      3.70%   $ 4,878      9.27%      3.52%   $ 5,585     13.27%
NOW and Demand ..........      1.52%     3,037      5.46%      1.67%     4,156      7.90%      1.80%     2,567      6.10%
Certificates of Deposits:
1 year or less ..........      6.01%    28,989     52.09%      6.09%    26,211     49.82%      5.93%    25,133     59.74%
1 to 3 years ............      6.18%    14,751     26.51%      6.32%    13,027     24.76%      6.17%     6,456     15.35%
3 or more years .........      5.68%       157      0.28%      3.78%     4,338      8.25%      6.88%     2,331      5.54%
                            -------    -------   -------    -------    -------   -------    -------    -------   -------
Total Deposits ..........      5.54%   $55,649    100.00%      5.57%   $52,610    100.00%      5.29%   $42,072    100.00%
                            =======    =======   =======    =======    =======   =======    =======    =======   =======

         The following tables set forth rate and maturity information for Geauga Savings' certificates of deposit.


                                                                            AT DECEMBER 31,
                              ------------------------------------------------------------------------------------------------------
                                                     1998                                                1997
                              ---------------------------------------------------    -----------------------------------------------
                                                     AVERAGE                                              AVERAGE
                                   AMOUNT             YIELD           PERCENT             AMOUNT           YIELD         PERCENT
                               -----------------   -------------    --------------    ----------------   ------------   ------------
Demand deposit accounts....... $       3,036,281           1.52%             5.46%    $      4,156,168          1.67%          7.90%
Savings accounts .............         8,715,256           3.59%            15.66%           4,877,646          3.70%          9.27%
                                     -----------                          --------          ----------                      --------
   Total transaction accounts.        11,751,537                            21.12%           9,033,814                        17.17%
Certificates:
   4.01% - 5.00%.............. $         245,304                             0.44%    $              0                          0.0%
   5.01% - 6.00%..............        23,806,450                            42.78%           6,877,999                        13.07%
   6.01% - 7.00%..............        19,824,116                            35.62%          36,656,102                        69.68%
   7.01% - 8.00%..............                 0                             0.00%              22,484                         0.04%
   8.01% - 9.00%..............            21,954                             0.04%              20,234                         0.04%
                                     -----------                         ---------         -----------                      --------
         Total certificates of
         deposit..............        43,897,824           6.15%            78.88%          43,576,819          6.18%         82.83%
                                     -----------           -----          --------          ----------          -----       --------
Total deposits................ $      55,649,361           5.54%           100.00%    $     52,610,633          5.57%        100.00%
                                     ===========           =====           =======          ==========          =====        =======



                                                                                                    AT DECEMBER 31,
                              ---------------------------------------------------
                                                       1996
                                 ------------------------------------------------
                                                      AVERAGE
                                     AMOUNT            YIELD           PERCENT
                                  ---------------    ------------    -------------
Demand deposit accounts.......    $     2,566,979           1.80%            6.10%
Savings accounts .............          5,585,731           3.52%           13.28%
                                       ----------                         --------
   Total transaction accounts.          8,152,710                           19.38%
Certificates:
   4.01% - 5.00%..............    $       376,011                            0.89%
   5.01% - 6.00%..............         19,129,250                           45.47%
   6.01% - 7.00%..............         13,579,222                           32.28%
   7.01% - 8.00%..............            821,179                            1.95%
   8.01% - 9.00%..............             13,550                            0.03%
                                       ----------                         --------
         Total certificates of
         deposit..............         33,919,212           6.01%           80.62%
                                       ----------           -----          -------
Total deposits................    $    42,071,922           5.29%          100.00%
                                       ==========           =====          =======

         The following table sets forth the amount of time deposits that are $100,000 or more, including certificates of deposit, by time remaining until maturity.


MATURITY PERIOD                                AT DECEMBER 31, 1998
-------------------------------------      ----------------------------
Three months or less.................             $       143,059
Over three through six months .......                     300,000
Over six through 12 months...........                     106,891
Over 12 months ......................                     405,000
                                                        ---------
     Total ..........................             $       954,950
                                                        =========




         BORROWINGS. Geauga Savings primarily borrows from the FHLB of Cincinnati and will also borrow via reverse repurchase agreements, generally through the Federal National Mortgage Association ("FNMA"). At December 31, 1998, Geauga had total FHLB advances of approximately $47.9 million and no reverse repurchase agreements with FNMA. The FHLB advances include $40.5 million of long-term, callable fixed-rate advances at interest rates ranging between 4.6% and 5.1%, $6.4 million of monthly adjustable-rate advances with interest rates ranging between 4.7% and 5.6%, and $1.0 million of fixed-rate advances with a rate of 6.2%.


         The following is a schedule of reverse repurchase agreements and Federal Home Loan Bank advances for the periods indicated:


                                                                   DECEMBER 31,
                                             --------------------------------------------------------
(DOLLARS IN THOUSANDS)                             1998                1997                1996
                                             ----------------     ---------------     ---------------
Balance at period end....................... $         47,948     $        41,098     $        30,798
Average balance during the year............. $         45,556     $        36,275     $        28,429
Maximum month-end balance during year....... $         50,948     $        41,098     $        30,798
Average interest rate during the year.......            5.46%               5.81%               5.59%
Average interest rate at period end.........            5.07%               5.90%               5.65%


         INTEREST RATE SWAPS, CAPS AND FLOORS. Geauga Savings does not use interest rate swaps, caps or floors, but is authorized to do so at the direction of the Asset Liability Committee.

         Interest rate caps serve to hedge Geauga's short-term borrowings and deposits. The interest rate caps have cap rates, also referred to as strike rates based on three month London Interbank Banking Rate ("LIBOR"). When LIBOR increases above the cap rate, Geauga Savings receives interest on the difference between the LIBOR and the cap rate on the notional principal amount, if LIBOR does not increase beyond the cap rate, Geauga Savings does not receive any payments. Geauga Savings' interest expense is reduced by the interest received on the interest rate caps.

         Counterparties to the above financial instruments would expose Geauga Savings to credit-related losses in the event of non-performance. However, Geauga Savings deals with primary dealers authorized by the Board of Directors and does not anticipate nonperformance by the counterparty.

COMPETITION

         Geauga Savings competes for deposits with other savings banks and savings associations, commercial banks and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are terms, interest rates and convenience of office location. In making loans, Geauga Savings competes with other savings banks and savings associations, commercial banks, consumer finance companies, credit unions, leasing companies, mortgage brokers and other lenders. Geauga Savings competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers.

Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable.

TAXATION

         FEDERAL TAXATION. Maple Leaf and Geauga Savings are subject to the federal tax laws and regulations that apply to corporations generally. Maple Leaf's tax year is the same as its fiscal year, December 31. Maple Leaf files a consolidated return with its wholly owned subsidiary Geauga Savings for federal tax purposes.

         Prior to the enactment of the Small Business Jobs Protection Act (the "Act"), which was signed into law on August 21, 1996, certain thrift institutions were allowed deductions for bad debts under methods more favorable than those granted to other taxpayers. Qualified thrift institutions could compute deductions for bad debts using either the specific charge-off method of
Section 166 of the Code or one of two reserve methods of Section 593 of the Code. The reserve methods under Section 593 of the Code permitted a thrift institution annually to elect to deduct bad debts under either (i) the "percentage of taxable income" method applicable only to thrift institutions, or
(ii) the "experience" method that also was available to small banks. Under the "percentage of taxable income" method, a thrift institution generally was allowed a deduction for an addition to its bad debt reserve equal to 8% of its taxable income (determined without regard to this deduction and with additional adjustments). Under the "experience" method, a thrift institution was generally allowed a deduction for an addition to its bad debt reserve equal to the greater of (i) an amount based on its actual average experience for losses in the current and five preceding taxable years, or (ii) an amount necessary to restore the reserve to its balance as of the close of the base year. A thrift institution could elect annually to compute its allowable addition to bad debt reserves for qualifying loans either under the experience method or the percentage of taxable income method. For tax years ended 1995, Maple Leaf used the percentage of taxable income method for computing its taxable bad debt deduction.

         The Act eliminated the percentage of taxable income method of accounting for bad debts by thrift institutions, effective for taxable years beginning after December 31, 1995. Thrift institutions that are treated as small banks are allowed to use the experience method applicable to such institutions, while thrift institutions that are treated as large banks are required to use the specific charge off method.

         A thrift institution required to change its method of computing reserves for bad debt will treat such change as a change in the method of accounting, initiated by the taxpayer and having been made with the consent of the Secretary of the Treasury. Section 481(a) of the Code requires certain amounts to be recaptured with respect to such change. Generally, the amounts to be recaptured will be determined solely with respect to the "applicable excess reserves" of the taxpayer. The amount of the applicable excess reserves will be taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995, subject to the residential loan requirement described below. In the case of a thrift institution that is treated as a large bank, the amount of the institution's applicable excess reserves generally is the excess of (i) the balances of its reserve for losses on qualifying real property loans (generally loans secured by improved real estate) and its reserve for losses on nonqualifying loans (all other types of loans) as of the close of its last taxable year beginning before January 1, 1996, over (ii) the balances of such reserves as of the close of its last taxable year beginning before January 1, 1988 (i.e., the "pre-1988 reserves").


         For taxable years that begin after December 31, 1995, and before January 1, 1998, if a thrift meets the residential loan requirement for a tax year, the recapture of the applicable excess reserves otherwise required to be taken into account as a Code Section 481(a) adjustment for the year will be suspended. A thrift meets the residential loan requirement if, for the tax year, the principal amount of residential loans made by the thrift during the year is not less than its base amount. The "base amount" generally is the average of the principal amounts of the residential loans made by the thrift during the six most recent tax years beginning before January 1, 1996. A residential loan is a loan as described in Section 7701(a)(19)(C)(v) (generally a loan secured by residential or church property and certain mobile homes), but only to the extent that the loan is made to the owner of the property. Maple Leaf has provided deferred taxes of approximately $299,240 and will be permitted to amortize the recapture of the bad debt reserve over a six year period commencing in fiscal 1998.


         The tax returns of Geauga Savings have been closed without audit through the tax year ended 1997. In the opinion of management, any examination of open returns would not result in a deficiency that could have a material adverse effect on the financial condition of Maple Leaf or Geauga Savings.

         OHIO TAXATION. Geauga Savings is a "financial institution" for State of Ohio tax purposes. As such, it is subject to the Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.5% of book net worth as determined in accordance with generally accepted accounting principles. For tax year 1999, however, the franchise tax on financial institutions will be 1.4% of the book net worth and for tax year 2000 and years thereafter the tax will be 1.3% of the book net worth. As a "financial institution," Geauga Savings is not subject to any tax based upon net income or net profits imposed by the State of Ohio.

PERSONNEL


         As of December 31, 1998, Geauga Savings had 31 full-time equivalent employees. Geauga Savings believes that relations with its employees are good. Geauga Savings offers health, disability, life, dependent care benefits and qualified retirement program among other benefits. None of the employees of Geauga Savings is represented by a collective bargaining unit.


                   MANAGEMENT OF MAPLE LEAF WHO WILL SERVE AS
                     DIRECTORS OR EXECUTIVE OFFICERS OF GLB


         Certain members of the management of Maple Leaf will serve as directors or officers of GLB after the acquisition. Consistent with the Acquisition Agreement, Ms. Betty L. Kimbrew, director and President of Maple Leaf, and Mr. Howard M. Amster, a director of Maple Leaf and its largest shareholder, have been nominated for election to GLB's Board of Directors at GLB's 1999 Annual Meeting of Shareholders, which will be held on May 18, 1999. Their service as directors of GLB will not become effective until GLB's acquisition of Maple Leaf is completed, however. In addition to her service as a director of GLB, Betty L. Kimbrew will serve as Senior Vice President - Corporate Development of GLB after the acquisition pursuant to an employment agreement. For a description of the terms of Ms. Kimbrew's employment with GLB, see "TERMS OF THE ACQUISITION - INTERESTS OF DIRECTORS AND OFFICERS IN THE ACQUISITION THAT DIFFER FROM YOUR INTERESTS." The principal occupation and other information for Ms. Kimbrew and Mr. Amster is set forth below.


         BETTY L. KIMBREW - Ms. Kimbrew has more than 35 years experience in the banking industry in northeastern Ohio. Ms. Kimbrew has served as President and Managing Officer of Geauga since December, 1988 and President of Maple Leaf from its inception in 1997. Ms. Kimbrew was in charge of Loans and Bank Administration for Geauga as Vice President and Secretary between August, 1988 and December, 1988 and was Secretary and Assistant Vice President of Geauga between March, 1985 and August, 1988. Ms. Kimbrew is 53 years old. She has been a director of Geauga since December, 1988.


         HOWARD M. AMSTER - Mr. Amster is an Investment Consultant at Everen Securities, Inc. formerly known as Kemper Securities, Inc., an investment banking firm. Mr. Amster is 51 years old. He has been a director of Geauga since November, 1988, and a director of Maple Leaf since its inception in 1997.

                      PRINCIPAL SHAREHOLDERS OF MAPLE LEAF

         The following table indicates the beneficial ownership of Maple Leaf Class A common stock and Class B common stock as of March 31, 1999 (i) by directors and executive officers of Maple Leaf, (ii) by each person who is known by Maple Leaf to own beneficially more than 5% of the outstanding shares of Maple Leaf Class A common stock and Class B common stock (showing his or her address as well), and (iii) by all directors and executive officers of Maple Leaf as a group:

                                                      SHARES OF                SHARES                 SHARES
                                                       COMMON             ACQUIRABLE BY          ACQUIRABLE BY           PERCENT
                                                     STOCK OWNED            EXERCISE OF            EXERCISE OF           OF COMMON
NAME                                               BENEFICIALLY (1)       1991 WARRANTS (2)      1996 WARRANTS (2)        STOCK (3)
----------------------------------------------    -----------------       -----------------      -----------------       ----------
Howard M. Amster, Director....................            3,856 (4)               1,200 (4)               4,776            48.21%
         23811 Chagrin Blvd., Suite 200
         Beachwood, Ohio  44122
Sonia Amster..................................              828                       0                      0             5.74%
         2201 Acacia Drive, No. 425
         Lyndhurst, Ohio  44124
Robert M. Bloom, Director.....................              204 (5)                   0                    120             2.23%
Cosmo Bordonaro, Director.....................              734                     372                    672            11.50%
         7906 Sherman Road
         Chesterland, Ohio  44026
Lloyd V. Clemmer, Jr., Treasurer and Secretary               52 (6)                   0                     40 (6)              (7)
William Costaras, Director....................            1,088                     400                    400            12.40%
         22674 Halburton Road
         Beachwood, Ohio  44122
Jay A. Goldblatt, Director....................               76 (8)                 112                     40             1.56%
Tamra Gould...................................              974                     748                  1,200            17.85%
         25812 Fairmount Boulevard
         Beachwood, Ohio  44122
Harold Inlow, Director........................                0                       0                      0             0.00%
Betty L. Kimbrew, Director and President......              448                     320                     80             5.72%
         10800 Kinsman Road
         Newbury, Ohio  44065-9744
John C. Loring, Director......................              166                     112                    180             3.11%
Dennis E. Prots, Director.....................          148 (9)                       0                     40             1.30%
Bobbie Brooks Deferred Retirement Trust.......            1,956                     372                  2,424            27.60%
         3830 Kelley, Avenue
         Cleveland, Ohio 44114
Worth Wollpert, Director......................              340                     224                     80             4.37%
All directors and executive officers as a
    group (11 persons)........................            7,112                   2,740                  6,428            69.02%

-----------------------------

(1) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire such beneficial ownership within 60 days. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Represents the number of shares of Class A or Class B common stock of Maple Leaf Financial, Inc. acquirable upon exercise of 1991 Warrants and 1996 Warrants. Each warrant represents the right to acquire one share of Class A common stock and one share of Class B common stock. There are 2,504 1991 Warrants outstanding and 5,986 1996 Warrants outstanding, representing the right to acquire an aggregate of 16,980 shares of Class A and Class B common stock. Although the 1991 Warrants and the 1996 Warrants are exercisable by their terms within 60 days, the warrant holders identified in the table above will execute an agreement in the form attached hereto as Appendix D, which provides that the holders of the warrants will not exercise their warrants prior to completion of the acquisition. The 1991 Warrants are exercisable at the price of $312.50 per share. The 1996 Warrants are exercisable at the price of $412.50 per share. The 9,168 shares acquirable upon exercise of 1991 and 1996 Warrants held by directors and executive officers as a group represent approximately 53.99% of all shares acquirable upon exercise of issued and outstanding warrants.

(3) Shares deemed to be outstanding for purposes of computing "Percent of Common Stock" are calculated on the basis of the total number of outstanding shares plus the number of shares a person or group has the right to acquire within 60 days.

(4) Does not include shares or warrants held by Mr. Amster's spouse, Tamra Gould. Mr. Amster disclaims beneficial ownership of all such shares and warrants. The 1991 warrants are owned by the Howard M. Amster Charitable Remainder Unitrust U/A dated April 22, 1998, in which Mr. Amster has a life interest.

(5) Mr. Bloom disclaims beneficial ownership of twenty-eight shares held by his spouse as custodian for their children, which shares are not included in the table above.

(6)      Held by the Lloyd Clemmer Family Trust.

(7)      Less than one percent (1%).

(8) Mr. Goldblatt disclaims beneficial ownership of Common Stock and warrants to acquire Common Stock held by Pubco Corp. and a Pubco Corp. employee benefit plan in which Mr. Goldblatt is a participant, the ownership of which is disclosed separately in the above table.

(9) Mr. Prots disclaims beneficial ownership of four shares held by his adult son, which shares are not included in the table above.

                           SUPERVISION AND REGULATION

         The following discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions discussed. Changes in applicable law or in the policies of various regulatory authorities could have a material effect on the business and prospects of GLB, Maple Leaf, Great Lakes Bank and Geauga Savings Bank.

         GLB is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, GLB is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System, acting primarily through the Federal Reserve Bank of Cleveland. GLB is required to file annual reports with the Federal Reserve Board and to provide the Federal Reserve Board such additional information as the Federal Reserve Board may require. Great Lakes Bank is an Ohio-chartered commercial bank. As an FDIC member institution, the deposits of Great Lakes Bank are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. As a state-chartered, non-member bank, Great Lakes Bank is primarily regulated by the FDIC and the Ohio Division of Financial Institutions.

         Maple Leaf is a savings association holding company within the meaning of the Home Owners' Loan Act. As such, Maple Leaf is subject to regulation, supervision and examination by the Office of Thrift Supervision. Geauga Savings Bank is an Ohio-chartered savings bank. As an FDIC member institution, the deposits of Geauga Savings Bank are insured to a maximum of $100,000 per depositor through the Savings Association Insurance Fund administered by the FDIC. Like Great Lakes Bank, Geauga Savings Bank is primarily regulated by the FDIC and the Ohio Division of Financial Institutions.

         GLB, Great Lakes Bank, Maple Leaf and Geauga Savings Bank are subject to federal and state banking laws. These federal and state laws are intended to protect depositors, not shareholders. Federal and state laws applicable to financial institution holding companies and their financial institution subsidiaries regulate the range of permissible business activities, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, establishment of branches, mergers, dividends and a variety of other important matters.

         Great Lakes Bank and Geauga Savings Bank are subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

         Great Lakes Bank and Geauga Savings Bank are subject to Federal Reserve Board regulations that require depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Great Lakes Bank and Geauga Savings Bank are in compliance with this requirement. Because required reserves are commonly maintained in the form of vault cash or in a noninterest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution's earning assets.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 expanded significantly the authority of federal agencies to regulate the activities of federally chartered and state-chartered financial institutions and their holding companies. The Federal Reserve Board and the FDIC have extensive authority to prevent and to remedy unsafe and unsound practices and violations of applicable laws and regulations by institutions and their holding companies. The agencies may assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. In addition, the Superintendent of the Ohio Division of Financial Institutions possesses enforcement powers to address violations of Ohio banking law by Ohio-chartered banks and savings banks.

REGULATION OF BANK HOLDING COMPANIES

         Bank holding companies and their activities are subject to extensive regulation by the Federal Reserve Board. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, the acquiring company would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company. The Federal Reserve Board will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.

         With certain exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve Board regulation or order, have been determined to be activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve Board considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency in resources, that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

         Some of the activities determined by Federal Reserve Board regulation to be incidental to the business of banking are: making or servicing loans or certain types of leases; engaging in certain insurance and discount brokerage activities; performing certain data processing services; acting in certain circumstances as a fiduciary or investment or financial advisor; and making investments in certain corporations or projects designed primarily to promote community welfare. GLB currently has no plans to engage in these activities.

         It is Federal Reserve Board policy that bank holding companies serve as a source of strength for their subsidiary banking institutions. The Federal Reserve Board considers the adequacy of a bank holding company's capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In the case of a bank holding company with less than $150 million in total consolidated assets, the Federal Reserve Board's regulations provide that the capital adequacy requirements will generally be applied on a bank-only basis (rather than on a consolidated basis). In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital (consisting principally of shareholders' equity) of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the highest rated companies is 3%. The minimum required leverage ratio for all other bank holding companies is 4% or higher. See " - CAPITAL."

         Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions could limit GLB's ability to obtain funds from Great Lakes Bank for GLB's cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the Bank Holding Company Act and regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Great Lakes Bank generally may not require a customer to obtain other services from the bank or GLB as a condition to an extension of credit to the customer, and may not require that customer to promise not to obtain other services from a competitor.

         Prior approval of the Superintendent of the Ohio Division of Financial Institutions is necessary to acquire control of an Ohio-chartered bank. Banks and bank holding companies located in Ohio or any other state are authorized under Ohio law to acquire an Ohio-chartered bank, provided that the acquiring bank or bank holding company would not control (i) more than 10% of total bank, savings bank and savings association deposits nationwide and (ii) more than 30% of total bank, savings bank and savings association deposits in Ohio. The Superintendent of the Ohio Division of Financial Institutions may nevertheless approve an acquisition resulting in the acquiring bank or bank holding company controlling more than 30% of total bank, savings bank and savings association deposits in Ohio if the Superintendent determines that the anticompetitive effects of the acquisition are clearly outweighed in the public interest by the probable effect of the transaction. As of June 30, 1998, the deposits of each of Geauga Savings Bank and Great Lakes Bank represented less than 1% of total bank, savings bank and savings association deposits in Ohio.

REGULATION OF THRIFT HOLDING COMPANIES

         Because Maple Leaf owns one and only one savings bank - Geauga Savings Bank - and because Geauga Savings Bank satisfies the "qualified thrift lender" test described hereinafter, Maple Leaf is eligible under the Home Owners' Loan Act for treatment as a unitary thrift holding company. Maple Leaf has elected to be treated as a unitary thrift holding company, rather than being subject to Bank Holding Company Act regulation and supervision as a bank holding company. In marked contrast to bank holding companies and to other forms of thrift holding companies, there are generally no restrictions under the Home Owners' Loan Act on the activities of a unitary thrift holding company, provided the subsidiary institution maintains its "qualified thrift lender" status. In addition, a unitary thrift holding company is not subject to any capital maintenance requirements under federal law (although its subsidiary savings bank or savings association is).

         If Maple Leaf were to acquire control of another institution (other than through merger or other business combination with Geauga Savings Bank), Maple Leaf would become a bank holding company if the other institution is a bank, or a multiple thrift holding company if the newly acquired institution is a savings and loan association or savings bank. In either event Maple Leaf would lose its status as a unitary holding company and become subject to activities restrictions as a result. In very general terms, no multiple thrift holding company or subsidiary thereof that is not a savings institution may commence or continue any business activity other than: (i) furnishing or performing management services for a subsidiary savings institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution; (iv) holding or managing properties used or occupied by a subsidiary savings institution; (v) acting as trustee under deeds of trust; (vi) activities authorized by regulation as of March 5, 1987 to be engaged in by multiple thrift holding companies; or
(vii) activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the Director of the Office of Thrift

Supervision by regulation prohibits or limits such activities for thrift holding companies. Activities described in clause (vii) also must be approved in advance by the Director of the Office of Thrift Supervision.

         Moreover, if the savings bank or savings association subsidiary of a unitary thrift holding company fails to satisfy the qualified thrift lender test discussed hereinafter, then the unitary holding company becomes subject to the activities restrictions applicable under the Home Owners' Loan Act to multiple thrift holding companies. Unless the subsidiary institution requalifies under the qualified thrift lender test within one year, the holding company must register as a bank holding company. The activities restrictions applicable to bank holding companies under the Bank Holding Company Act of 1956 are generally more confining than the activities restrictions applicable under the Home Owners' Loan Act to multiple thrift holding companies.

         Maple Leaf is subject to examination by the Office of Thrift Supervision and the enforcement authority of the Office of Thrift Supervision. Maple Leaf is also required to file periodic reports with the Office of Thrift Supervision. If the Office of Thrift Supervision determines that the continuation of a particular activity by a thrift holding company constitutes a serious threat to the financial condition of its subsidiary institution(s), the Office of Thrift Supervision may impose restrictions on the holding company. These restrictions could include limiting the payment of dividends, transactions with affiliates or any other activities deemed to pose a serious threat to the subsidiary institutions.

         Without prior approval of the Director of the Office of Thrift Supervision, thrift holding companies generally are prohibited from acquiring
(i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings institution or holding company thereof that is not a subsidiary. Without the prior approval of the Director, no director or officer of a thrift holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock may acquire control of any savings institution, other than a subsidiary savings institution, or of any other thrift holding company.

         The Director of the Office of Thrift Supervision may approve an acquisition resulting in the formation of a multiple thrift holding company controlling savings institutions in more than one state if and only if (i) the multiple thrift holding company involved controls a savings institution that operated a home or branch office located in the state of the institution to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by the state-chartered institutions or thrift holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

         Amended by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, the Bank Holding Company Act of 1956 specifically authorizes the Federal Reserve Board to approve an application by a bank holding company to acquire control of a savings institution. That 1989 legislation also authorized a bank holding company controlling a savings institution to merge or consolidate the assets and liabilities of the savings institution with, or transfer assets and liabilities to, any subsidiary bank that is a member of the Bank Insurance Fund with the approval of the appropriate federal banking agency and the Federal Reserve Board. As a result of these provisions, there have been a number of acquisitions of savings institutions by bank holding companies in recent years.

         Acquisition of control of an Ohio-chartered savings bank or its holding company is generally subject also to approval by the Superintendent of the Ohio Division of Financial Institutions.

         From time to time Congress considers legislation that would limit thrift holding companies, including unitary savings and loan holding companies, to the same activities as other financial institution holding companies and permit financial institution holding companies generally to engage in commercial activities and expanded securities and insurance activities. Maple Leaf cannot predict whether or in what form these proposals will become law. Although such legislation may change the activities in which Maple Leaf and Geauga Savings are authorized to engage, neither anticipates that the current activities of Maple Leaf or Geauga Savings will be materially affected by the new legislation.

         In order for Maple Leaf to maintain its advantaged status as a unitary thrift holding company, Geauga Savings Bank must continue to satisfy the qualified thrift lender ("QTL") test under federal law. Under the QTL test, 65% of an institution's "portfolio assets" (total assets less goodwill and other intangibles, property used to conduct business and certain liquid assets) must consist of qualified thrift investments on a monthly average basis in 9 out of every 12 months. The term "qualified thrift investments" generally means investments related to domestic residential real estate and manufactured housing and includes credit card, student and small business loans, and stock issued by any FHLB, the FHLMC or FNMA.

         Although the preceding QTL test remains effective, it is no longer the exclusive QTL Test. With the enactment on September 30, 1996 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, including the Deposit Insurance Funds Act of 1996 set forth in Subtitle G thereof, Congress created an alternative QTL test, under which an institution may also be treated as a qualified thrift lender if the institution qualifies as a "domestic building and loan association" under the Internal Revenue Code. That is, at least 60% of the institution's assets (on a tax basis) must consist of specified assets (generally loans secured by residential real estate or deposits, educational loans, cash and certain governmental obligations).


         An institution that fails to meet the QTL test will not be eligible for new FHLB advances. With qualified thrift investments of approximately 99.8% of portfolio assets at December 31, 1998, Geauga Savings Bank is in compliance with the original and the alternative QTL tests.


FEDERAL DEPOSIT INSURANCE

         The FDIC insures deposits of federally insured banks, savings banks and savings associations and safeguards the safety and soundness of the banking industry. Two separate insurance funds are maintained and administered by the FDIC. In general, bank deposits are insured through the Bank Insurance Fund. Deposits in savings associations are insured through the Savings Association Insurance Fund. Deposits in savings banks that, like Geauga Savings Bank, had converted from savings associations to savings banks generally are also insured through the Savings Association Insurance Fund. The insurance fund conversion provisions of federal law do not prohibit a SAIF member from converting to a bank charter, as long as the resulting bank remains a SAIF member, nor do they prohibit merger with a bank, as long as the bank continues to pay the SAIF insurance assessments on the deposits acquired. Exit and entrance fees must be paid to the FDIC in full conversions.

         As FDIC member institutions, deposits in Great Lakes Bank and in Geauga Savings Bank are insured to a maximum of $100,000 per depositor. The banks are required to pay semiannual deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. Well-capitalized institutions with few supervisory concerns are assessed lower premiums than other institutions. Currently, insurance fund assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). Great Lakes Bank's current assessment rate is the statutory minimum of $2,000 annually. Geauga Savings Bank's current assessment rate is .0582% annually ($32,000).

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance

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

temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

         The Economic Growth and Regulatory Paperwork Reduction Act of 1996 enacted on September 30, 1996 provides that, beginning with semi-annual periods after December 31, 1996, Bank Insurance Fund deposits will also be assessed to pay interest on the bonds issued in the late 1980s by the Financing Corporation ("FICO BONDS"). The FICO Bonds were issued for the purpose of recapitalizing the now defunct Federal Savings and Loan Insurance Corporation, which had been the principal insurer of savings association deposits. For purposes of the assessments to pay interest on the FICO Bonds, Bank Insurance Fund deposits will be assessed at a rate of 20% of the assessment rate applicable to Savings Association Insurance Fund deposits until December 31, 1999. After the earlier of December 31, 1999 or the date on which the last savings association ceases to exist, full pro rata sharing of FICO assessments will begin. Great Lakes Bank expects that the assessment to pay interest on the FICO Bonds will not have a material effect on GLB or Great Lakes Bank.

INTERSTATE BANKING AND BRANCHING

         The Reigle-Neal Interstate Banking and Branching Efficiency Act was enacted in 1994 to ease restrictions on interstate banking. The Riegle-Neal Act allows the Federal Reserve Board to approve an application by an adequately capitalized and adequately managed bank holding company to acquire a bank located in a state other than the acquiring company's home state without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (up to five years) specified by the statutory law of the acquired, or "target," bank's state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state that may be held or controlled by a bank or bank holding company if the limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limit contained in the Riegle-Neal Act.

         Although the Interstate Act provided that states had a certain period of time following enactment of the Interstate Act to "opt-out" of the interstate branching provisions, Ohio did not exercise the right to opt out of the interstate branching provisions of the Interstate Act. Branching between states may be accomplished by merging commonly controlled banks located in different states into one legal entity. Branching may also be accomplished by establishing de novo branches or acquiring branches in another state. A branch of an out-of-state bank operating in another state, or "host state," is subject to the law of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches.

         The Riegle-Neal Act authorizes the FDIC to approve interstate branching de novo by state-chartered banks solely in states that specifically allow for such branching. The FDIC recently adopted regulations under the Riegle-Neal Act to prohibit an out-of-state bank from using the new interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities serve by the out-of-state bank.

CAPITAL

         The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company, bank or savings bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to

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

satisfy applicable capital guidelines could subject a banking institution to a variety of enforcement actions by federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of "brokered deposits."

         In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established "conversion factors." From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk- weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

         Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets;
(ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations, capital instruments and investments in unconsolidated subsidiaries.

         The FDIC has added a market risk component to the capital requirements of nonmember banks and savings banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC's evaluation of an institution's capital adequacy takes account of a variety of other factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities and a variety of other factors. Accordingly, the FDIC's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be drawn from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the FDIC, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution's ability to support its weaker affiliates or holding company.


         The Federal Reserve Board and the FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the Federal Reserve Board and the FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. At December 31, 1998, GLB, Great Lakes Bank and Geauga Savings Bank were in compliance with all regulatory capital requirements. As a unitary thrift holding company, Maple Leaf is not subject to capital maintenance requirements.

         GLB expects that a condition of approval by the Federal Reserve, the FDIC and the Ohio Division of Financial Institutions of GLB's and Great Lakes Bank's applications to acquire Maple Leaf and Geauga Savings Bank will be that Great Lakes Bank have Tier 1 leverage capital of 7% or more at the time of acquisition and thereafter. GLB believes that Great Lakes Bank will have Tier 1 leverage capital in excess of 7% at the time of acquisition and that Tier 1 leverage capital of 7% or more can be maintained thereafter. GLB and Great Lakes Bank have submitted to the Federal Reserve, the FDIC and the Ohio Division of Financial Institutions a written plan for establishing and maintaining leverage capital. GLB believes that Great Lakes Bank's leverage capital can be established and maintained at 7% or more through retained earnings and, if necessary, through borrowings by GLB. Although GLB does not expect that it will be necessary, Great Lakes Bank's leverage capital ratio could also be maintained at 7% or more through reduction of assets or sale of additional equity by GLB. Noncompliance with GLB's capital maintenance obligations could have adverse consequences, one of which could be inability to obtain regulatory approval of future acquisition proposals.


         In order to resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. For example, an institution that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, certain aspects of the institution's capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.


         The following table illustrates the capital and prompt corrective action guidelines applicable to Great Lakes Bank and Geauga Savings Bank, as well as their total risk-based capital ratios, Tier 1 capital ratios and leverage ratios as of December 31, 1998.



                                               AT               MINIMUM NECESSARY TO BE       MINIMUM NECESSARY TO BE
                                      DECEMBER 31, 1998            WELL CAPITALIZED           ADEQUATELY CAPITALIZED
GREAT LAKES BANK:
Total Risk-Based Capital Ratio......         15.58%                     10.00%                         8.00%
Tier 1 Risk-Based Capital Ratio.....         14.70%                      6.00%                         4.00%
Leverage Ratio......................         11.10%                      5.00%                         4.00%

GEAUGA SAVINGS BANK:
Total Risk-Based Capital Ratio......          15.0%                     10.00%                         8.00%
Tier 1 Risk-Based Capital Ratio.....          13.7%                      6.00%                         4.00%
Leverage Ratio......................           7.7%                      5.00%                         4.00%



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
LIMITS ON DIVIDENDS AND OTHER PAYMENTS


         The ability of GLB to obtain funds for the payment of dividends and for other cash requirements is dependent on the amount of dividends that may be declared by Great Lakes Bank. Ohio bank law provides that dividends may be paid from undivided profits only, and an Ohio-chartered bank may not declare a dividend without the approval of the Ohio Division of Financial Institutions if the total of dividends and distributions declared in a calendar year exceeds the total of the bank's net income for that year combined with its retained net income for the preceding two years. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See " - CAPITAL." The ability of Maple Leaf to obtain funds for the payment of dividends and for other cash requirements is likewise dependent on the amount of dividends that may be declared by Geauga Savings Bank. Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.


         The Federal Reserve Board's policy statement governing payment of cash dividends provides that a bank holding company should not pay cash dividends on common stock unless (i) the organization's net income for the past year is sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. For small bank holding companies (those with less than $150 million in assets), the FRB's position is that such companies should not pay dividends so long as they have a debt-to-equity ratio of 1:1 or greater. GLB intends to comply with this Federal Reserve Board policy.


         Great Lakes Bank expects to obtain special dividend authorization from the Ohio Division of Financial Institutions under Ohio Revised Code ss.1107.15(C). The special dividend of approximately $6 million will be effected immediately before completion of the acquisition. The purpose of the special dividend is to supplement GLB's cash assets in order that GLB may fund the cash portion of the acquisition consideration. Because of the Ohio bank law dividend restrictions discussed above, the special dividend could prevent Great Lakes Bank from paying additional dividends to GLB for the remainder of 1999 and for the following two years, unless further approval of the Ohio Division of Financial Institutions is obtained. As of March 31, 1999, Geauga Savings Bank could declare total cash dividends of approximately $1.5 million without obtaining regulatory approval.


TRANSACTIONS WITH AFFILIATES

         Although neither Great Lakes Bank nor Geauga Savings Bank is a member bank of the Federal Reserve System, under the Federal Deposit Insurance Act they are required to comply with Sections 23A and 23B of the Federal Reserve Act (pertaining to transactions with affiliates) in the same manner and to the same extent as member banks. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes making loans, purchasing assets, issuing a guarantee and other similar types of transactions.

         Great Lakes Bank's and Geauga Savings Bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to such persons based, in part, on the bank's capital position, and require certain approval procedures to be followed. Under Section 22(h), loans to an

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

executive officer, director, or greater than 10% shareholder (a "principal shareholder") of a bank, and certain affiliated entities of either, together with all other outstanding loans to such persons and affiliated entities, may not exceed the bank's loans-to-one-borrower limit, which in general terms is 15% of tangible capital but can be higher in certain circumstances. Section 22(h) also prohibits loans in excess of the greater of 5% of capital or $25,000 to directors, executive officers and principal shareholders, and their respective affiliates, unless the loans are approved in advance by a majority of the board of directors, with any "interested" director not participating in the voting. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order or other regulatory sanctions. Recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.

COMMUNITY REINVESTMENT ACT

         Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

         At the most recent CRA examination of Great Lakes Bank, concluded in June 1996, Great Lakes Bank received a CRA performance rating of "Satisfactory." At the most recent CRA examination of Geauga Savings Bank, concluded in August 1996, Geauga Savings Bank received a CRA performance rating of "Outstanding." Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the twenty years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings.

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FEDERAL HOME LOAN BANKS


         The Federal Home Loan Banks serve as credit sources for their members. As members of the FHLB of Cincinnati, Great Lakes Bank and Geauga Savings Bank are required to maintain an investment in the capital stock of the FHLB of Cincinnati in an amount calculated by reference to the member institution's assets and the amount of loans, or "advances," from the FHLB. Great Lakes Bank is in compliance with this requirement, with an investment in FHLB of Cincinnati stock of $459,000 at December 31, 1998. Likewise, Geauga Savings Bank is in compliance, with an investment in FHLB of Cincinnati stock of $2,439,700 at December 31, 1998.


         Great Lakes Bank obtains funds from the FHLB of Cincinnati pursuant to a "Blanket Agreement for Advances and Security Agreement." See "BUSINESS OF GLB
- SOURCE OF FUNDS." At origination or renewal of a loan or advance, the Federal Home Loan Banks are required to obtain and maintain a security interest in one or more of the following kinds of collateral: fully disbursed, whole mortgage loans on improved residential property or securities representing a whole interest in such loans; securities issued, insured or guaranteed by the United States Government or an agency thereof; deposits in any FHLB; or other real estate- related collateral (up to 30% of the member's capital) acceptable to the FHLB, if the collateral has a readily ascertainable value and the FHLB can perfect its security interest.

         Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLB. The standards take into account a member's performance under the Community Reinvestment Act and its record of lending to first-time home buyers.

STATE BANKING REGULATION

         As Ohio-chartered institutions, Great Lakes Bank and Geauga Savings Bank are subject to regular examination by the Ohio Division of Financial Institutions. State banking regulation affects the internal organization of Great Lakes Bank and Geauga Savings Bank as well as their savings, mortgage lending, investment and other activities. State banking regulation may contain limitations on an institution's activities that are in addition to limitations imposed under federal banking law. State banking regulation also contains many provisions that are consistent with federal banking law, such as provisions of Ohio banking law limiting loans by either of Great Lakes Bank or Geauga Savings Bank to any one borrower to 15% of unimpaired capital and surplus, plus 10% of unimpaired capital and surplus if the additional amount is fully secured by certain forms of "readily marketable collateral." Real estate is not considered "readily marketable collateral."

         The Ohio Division of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist, the Ohio Division of Financial Institutions may place an Ohio- chartered financial institution in conservatorship or receivership. Whenever the Superintendent of the Division considers it necessary or appropriate, the Superintendent may also examine the affairs of any holding company or any affiliate of an Ohio-chartered financial institution.

         Ohio-chartered savings banks are required to maintain at least 60% of assets in housing-related and other specified investments. At December 31, 1998, Geauga Savings Bank was in compliance with this requirement. Geauga Savings Bank is also required by Ohio law to maintain certain reserve and net worth levels. Currently, Ohio-chartered savings banks are required to establish and maintain a reserve for the absorption of bad debts and other losses in an amount at least equal to 3% of the institutions's savings account balance. For purposes of complying with this reserve requirement, savings banks are able to include the amount of any permanent stock issued and outstanding, contributed surplus, undivided profits, specific loss or valuation reserves and any other nonwithdrawable accounts. In addition, Ohio-chartered savings banks that are rated a "composite one" (the highest rating under the Uniform Financial Institutions Rating System) are required to establish and maintain a ratio of net worth to total assets of not less than 3%. All other Ohio-chartered savings banks are required to have a ratio of net worth to total assets of not less than 4%. Net worth consists

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

of common stockholders' equity, noncumulative perpetual preferred stock, minority interests in the equity capital accounts of consolidated subsidiaries and subordinated debentures. At December 31, 1998, Geauga Savings Bank was in compliance with applicable reserve and net worth requirements. Ohio-chartered savings banks are also required to pay to the Superintendent an annual supervisory fee of two hundred fifty dollars, plus an assessment calculated by reference to the savings bank's total assets.

         Finally, Ohio law restricts the ability of Ohio-chartered savings banks to invest in, among other things, (i) commercial real estate loans (including commercial construction real estate loans) up to 20% of total assets; (ii) land acquisition and development loans to any one person, firm or corporation of up to 2% of total savings bank assets; (iii) consumer loans, commercial paper and corporate debt securities up to 20% of total assets; (iv) commercial business loans up to 10% of total assets; and (v) capital stock, obligations and other securities of service corporations up to 15% of total assets. Ohio law also sets forth the maximum loan-to-value ratios with respect to various types of loans.

MONETARY POLICY

         The earnings of financial institutions are affected by the policies of regulatory authorities, including monetary policy of the Federal Reserve Board. An important function of the Federal Reserve System is regulation of aggregate national credit and money supply. The Federal Reserve Board accomplishes these goals with measures such as open market dealings in securities, establishment of the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These methods are used in varying combinations to influence overall growth and distribution of financial institutions' loans, investments and deposits, and they also affect interest rates charged on loans or paid on deposits. Monetary policy is influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government. Federal Reserve Board monetary policy has had a significant effect on the operating results of financial institutions in the past, and it can be expected to influence operating results in the future.

BANK REGULATORY DEVELOPMENTS

         The laws and regulations affecting banks and bank holding companies have changed significantly over recent years. Additional changes can be expected in the future. Like administrations before it, the current administration has considered consolidation of bank regulatory responsibilities now administered by four separate banking agencies. Over the same time period, Congress has proposed additional restrictions on the powers of bank holding companies, thrift holding companies and their affiliates, as well as expanded powers for bank holding companies, thrift holding companies and their affiliates, including securities- and insurance-related powers.

                        DESCRIPTION OF GLB CAPITAL STOCK


         The authorized capital stock of GLB consists of 10,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, also without par value. As of April 12, 1999 there were 2,133,906 shares of common stock outstanding, 28,000 shares reserved for issuance under GLB's stock option plan, and no shares of preferred stock outstanding. The authorized shares of GLB capital stock may be issued and sold without further shareholder action, provided that the issuance and sale is made in compliance with the corporate governance documents of GLB and the Ohio General Corporation Law. The following summary of GLB's capital stock is subject to and qualified in its entirety by the provisions of applicable law and by GLB's Amended and Restated Articles of Incorporation, as amended, and Code of Regulations. As of April 12, 1999, GLB had 231 shareholders of record.


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

COMMON STOCK

         Holders of GLB common stock are entitled to one vote per share on any matter submitted to a vote of shareholders. Cumulative voting is prohibited in the election or removal of directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by GLB. The shares of GLB common stock outstanding are, and the shares of GLB common stock to be issued in the Merger will when issued be, fully paid and nonassessable.

PREFERRED STOCK

         There is no preferred stock outstanding. Under the Articles of Incorporation, the Board of Directors is authorized to establish the number of shares of preferred stock to be issued, and to fix the attributes of the shares, including the dividend rate, the dividend payment dates, whether the dividends will be cumulative, the redemption price, the sinking fund requirements, liquidation preference and conversion rights.

TRANSFER AGENT

         The transfer agent for GLB common stock is National City Bank.

CERTAIN ANTITAKEOVER MATTERS

         GLB's Articles of Incorporation and Code of Regulations contain certain provisions that could deter or render more difficult and costly attempts to gain control of GLB or its assets, even in cases in which shareholders believe a change in control to be in their best interests. Management believes these provisions are in the long term best interests of GLB and its shareholders.

         ARTICLES OF INCORPORATION PROVISIONS. Authorized but unissued shares of GLB common stock may be issued hereafter by the Board of Directors without further shareholder approval. Accordingly, in the event of a potential change in control that is not supported by the Board of Directors, the authorized but unissued common stock could be issued by the Board of Directors to one or more parties who concur with the Board of Directors' opposition to the potential change in control.

         GLB's Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock in one or more series with powers, preferences, rights, restrictions, limitations, and other qualifications that could adversely affect the voting and other rights of GLB common stock, and to do so without further shareholder approval. When in the judgment of the Board of Directors the action will be in the best interest of the shareholders and GLB, the preferred stock could be used for the purpose or with the effect of creating impediments to or frustrating the attempts of persons seeking to gain control of GLB. As a means to oppose a hostile takeover bid, shares of preferred stock could, like the authorized but unissued shares of common stock, be privately placed with purchasers selected by the Board of Directors.

         The existence of authorized but unissued capital stock could have the effect of discouraging unsolicited takeover attempts or delaying, deferring or preventing a change in control of GLB. In the event of a potential takeover or other change in control, this could have an adverse impact on shareholders who wish to receive the premium for stock that is commonly paid in connection with changes in control. The issuance of new shares could be used to dilute the stock ownership of a person or entity seeking to obtain control of GLB, should the Board of Directors consider the change in control not to be in the best interests of the shareholders and GLB. The Board of Directors is not aware of any attempt or effort by any person to accumulate the securities of GLB or to obtain control of GLB.

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         CODE OF REGULATIONS PROVISIONS. GLB's Code of Regulations also contains provisions that could have an antitakeover effect. The Code of Regulations requires that notice in writing of proposed shareholder nominations for the election of directors be timely given to the Secretary of GLB prior to the meeting. To be timely, a shareholder's notice of nomination for election of a director must be received by the Secretary at least 30 days prior to the meeting. The shareholder's notice of nomination must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the number of shares of GLB beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. If the officer presiding at a meeting determines that a person was not nominated in accordance with the foregoing procedures, the nominee would not be eligible for election as a director.

         In addition, the Code of Regulations provides that special meetings of shareholders may be called at any time by the Chairman of the Board, the President, a Vice President or shareholders holding of record 25% or more of all outstanding shares, but a special meeting relating to a change in control or amendment of the articles of incorporation must be called by a majority of the Board of Directors or by holders of record of not less than one half of the outstanding shares.

         OHIO CONTROL SHARE ACQUISITION ACT. Contained in Section 1701.831 of the Ohio General Corporation Law, the Control Share Acquisition Act requires prior shareholder approval for transfers of corporate control. The Control Share Acquisition Act provides generally that acquisitions of voting securities resulting in the acquiring shareholder owning 20%, 33 1/3%, or 50% of the outstanding voting securities of an issuing public corporation must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present, and by a majority of the portion of the outstanding voting shares represented at such meeting that excludes the voting shares owned by the acquiring shareholder or certain other "interested shareholders." The Control Share Acquisition Act was intended to protect shareholders of Ohio corporations from coercive tender offers. In general, an issuing public corporation is any Ohio corporation that has 50 or more shareholders, provided the corporation has its principal place of business, its principal offices, assets with substantial value or a substantial percentage of its assets in Ohio. GLB is an issuing public corporation.

         In the case of GLB's proposed acquisition of Maple Leaf, the term "interested shares" would include shares held by GLB, by officers of Maple Leaf or by any employee of Maple Leaf who is also a director of Maple Leaf. GLB owns no shares of Maple Leaf common stock or warrants to acquire Maple Leaf common stock. In addition, "interested shares" would include those shares acquired by any person: (i) after the first date of public disclosure (November 25, 1998) of the acquisition and prior to the record date for the Maple Leaf Special Meeting, provided such person has paid over $250,000 for such purchased shares or such purchased shares represents greater than .05% of the outstanding shares of Maple Leaf, and (ii) that transfers such shares for valuable consideration after the record date established by the directors, if accompanied by voting power. The Control Share Acquisition Act may be made inapplicable to a company by its corporate governance documents, but those of GLB do not so provide. In contrast, Maple Leaf's Code of Regulations provides that the Ohio Control Share Acquisition Act shall not apply to a control share acquisition of Maple Leaf.

         OHIO MERGER MORATORIUM ACT. Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Act, prevents an issuing public corporation from entering into a business combination transaction with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder. If the business combination or the interested shareholder's share acquisition had been approved by the directors, the three-year moratorium would not apply. In general, an interested shareholder is one who can vote or direct the voting of 10% or more of the issuing public corporation's stock in the election of directors.

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         The Merger Moratorium Act generally does not apply to issuing public corporations that (i) do not have a class of voting securities traded on a national securities exchange, (ii) do not have a class of voting securities registered under Section 12(g) of the Securities Exchange Act of 1934 or (iii) are not required to file periodic reports and information pursuant to Section 15(d) of the Securities Exchange Act of 1934. Since May 1998, the GLB common stock has been registered under Section 12(g) of the Securities Exchange Act of 1934, and GLB is required to file periodic reports pursuant to the Securities Exchange Act of 1934.

         Each of the Control Share Acquisition Act and the Merger Moratorium Act provides that an issuing public corporation may elect not to be subject to those statutes by a specific statement to that effect in the corporation's Articles of Incorporation or, in the case of the Control Share Acquisition Act only, by a statement to that effect in the corporation's code of regulations. GLB's Articles of Incorporation and Code of Regulations make no such election. Accordingly, the Control Share Acquisition Act and Merger Moratorium Act could apply to changes in control and business combination transactions involving GLB.

         OHIO "ANTI-GREENMAIL" STATUTE. Under Ohio Revised Code Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from a sale of the corporation's securities occurring within eighteen months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the stock. Also, the corporation may not obtain any recovery unless the aggregate amount of the profit realized by such person exceeds $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys' fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the "anti-greenmail" statute with an appropriate amendment to its articles of incorporation. GLB has not taken any corporate action to opt out of the "anti-greenmail" statute.

         REGULATORY APPROVAL OF ACQUISITIONS. Approval of the Federal Reserve Board and the Ohio Division of Financial Institutions is necessary for a company to acquire control of an Ohio bank or bank holding company. The requirement for regulatory approval could delay efforts to obtain control of GLB.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

         Under Ohio law, a director's liability to GLB or its shareholders for damages is limited to those situations in which it is proved by clear and convincing evidence that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to GLB or undertaken with reckless disregard for the best interests of GLB, as well as in those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders might be unable to recover monetary damages against directors for actions that constitute gross negligence or that are in violation of directors' fiduciary duties, although it might be possible to obtain injunctive or other equitable relief in such actions. If equitable remedies are not available to shareholders for any particular case, shareholders might not have an effective remedy against the challenged conduct.

         GLB's Articles of Incorporation and Code of Regulations provide that directors, officers, employees and agents shall be indemnified to the extent permitted by law. Under the Ohio General Corporation Law, a corporation is required to pay a director's expenses as incurred in defending an action, suit or proceeding against him or her, provided the director agrees to repay such expenses if he or she is determined to have acted with reckless disregard for the corporation's best interests or with deliberate intent to cause injury to the corporation and provided the director cooperates with the corporation concerning the action, suit or proceeding. Likewise, the Ohio General Corporation law allows a corporation to indemnify directors, officers, employees and agents for actions taken on behalf of the corporation, regardless of whether the corporation's governing



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instruments specifically provide for indemnification. No indemnification is allowed, however, if the person seeking indemnification is held by a final judgment to have acted in a grossly negligent manner, knowingly contrary to or with reckless disregard for the best interests of GLB.

         The indemnification rights set forth in the Articles of Incorporation and in the Ohio General Corporation Law are not exclusive of any other indemnification rights to which a director may be entitled under any resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. GLB may also provide for greater indemnification than that set forth in the Articles of Incorporation if the Board of Directors chooses to do so.

         GLB may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, regardless of whether GLB would have had the power to indemnify against such liability. GLB is not aware of any pending or threatened action, suit or proceeding involving any of its directors or officers for which indemnification from GLB may be sought. GLB has purchased and maintains directors' and officers' liability insurance.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GLB or to an affiliate of GLB pursuant to the Articles of Incorporation, Code of Regulations or otherwise, GLB has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. Accordingly, it is possible that the indemnification provisions would not apply to liabilities arising under the Securities Act of 1933 unless the person to be indemnified is successful on the merits of the claim or proceeding.

         Consistent with the Ohio General Corporation Law, GLB's Articles of Incorporation contain a special provision dealing with transactions in which an officer or director is interested. If certain procedures set forth in the Ohio General Corporation Law are followed or if the transaction is determined to be fair, no contract, action or transaction between GLB and one or more of its directors or officers will be void or voidable merely because it is between or affects GLB and one or more of its directors or officers (or between GLB and another person or entity in which a director or officer has a personal or financial interest or in which he or she is an officer or director), or merely because one or more interested directors or officers participate in or vote at the meeting of directors (or committee thereof) that authorizes such contract, action or transaction. The procedures to be followed are: (i) full disclosure of the facts of the director's or officer's relationship or interest must be made to the Board of Directors, and a majority of the disinterested directors must approve the contract, action or transaction or (ii) the contract, action or transaction must be approved at a meeting of shareholders held for such purpose by a majority vote of shareholders not interested in the contract, action or transaction.

                 COMPARISON OF GLB AND MAPLE LEAF CAPITAL STOCK

         If the acquisition is consummated, shareholders of Maple Leaf will become shareholders of GLB, except for any holders of Maple Leaf common stock who perfect dissenters' rights. GLB is a corporation organized under and governed by the Ohio General Corporation Law and GLB's Articles of Incorporation and Code of Regulations. Maple Leaf is also governed by the Ohio General Corporation Law and by Maple Leaf's Articles of Incorporation and Code of Regulations.

         The rights of a holder of Maple Leaf common stock are similar in most respects to the rights of a holder of GLB common stock. Certain of the most significant similarities and differences are summarized below. This summary is qualified in its entirety by reference to the Ohio General Corporation Law, GLB's Articles of Incorporation and Code of Regulations, and Maple Leaf's Articles of Incorporation and Code of Regulations.

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

CLASSES OF COMMON STOCK

         GLB has one authorized class of common stock. The rights and privileges of each issued and outstanding shares of GLB common stock are identical to those of every other outstanding share of GLB common stock.

         By contrast, Maple Leaf has two authorized classes of common stock:
Class A and Class B. Class A and Class B common stock have equal rights to dividends and distributions from Maple Leaf, but Class A shares have one vote per share on any matter submitted to a vote of shareholders and Class B shares have twenty votes per share. An amendment of the Articles of Incorporation that might adversely affect the Class A or Class B common stock would generally require approval of the majority of the voting power of each class voting separately. Similarly, issuance of additional shares of Class B shares (except by exercise of outstanding warrants) would require approval of the majority of the voting power of each class voting separately. On other matters submitted to a vote of shareholders, Class A and Class B stock generally would vote together as one class. Transfers of Class B shares are restricted by Maple Leaf's Articles of Incorporation, whereas transfers of Class A shares are not. Shares of Class B common stock transferred to a person who is not a "permitted transferee" would become Class A shares as a result of such transfer. Permitted transferees generally include immediate and extended family members of the transferor, a trust for the benefit of any such persons, a corporation, partnership or limited liability company a majority of whose voting power is controlled by any such persons or the transferor's estate. A holder of Class B shares may pledge such shares without violating the foregoing transfer restrictions. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder thereof.

VOTING RIGHTS

         CUMULATIVE VOTING AND PREEMPTIVE RIGHTS. Each holder of GLB common stock has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Each holder of Maple Leaf Class A common stock has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Each holder of Maple Leaf Class B common stock has the right to cast twenty votes for each share owned on all matters submitted to a vote of shareholders. No holder of shares of any class of capital stock of GLB or Maple Leaf is entitled to vote cumulatively. No holder of shares of any class of capital stock of GLB or Maple Leaf is entitled to preemptive rights.

         DIRECTOR NOMINATIONS AND NEW BUSINESS. GLB's Code of Regulations requires that notice in writing of proposed shareholder nominations for the election of directors must be received by the Secretary of GLB at least 30 days prior to the meeting, whereas Maple Leaf's Code of Regulations requires at least 60 days' prior notice. The shareholder's notice of nomination must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of shares beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. If the officer presiding at the meeting determines that a person was not nominated in accordance with the foregoing procedures, such nominee will not be eligible for election as a director.

         Maple Leaf's Code of Regulations further provides that new business proposed by a shareholder to be taken up at a meeting must be stated in writing and filed with the Secretary of Maple Leaf at least five days before the meeting. GLB's Code of Regulations contains no comparable provision.

         SPECIAL MEETINGS. GLB's Code of Regulations provides that special meetings of shareholders may be called at any time by the Chairman of the Board, the President, a Vice President or shareholders holding of record 25% or more of all outstanding shares, but that special meetings relating to a change in control or amendment of the articles of incorporation may only be called by a majority of the Board of Directors or by holders of record of not less than one half of the outstanding shares. Maple Leaf's Code of Regulations

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

provides that special meetings of shareholders may be called at any time by the Chairman of the Board, the President, a Vice President or shareholders holding of record 50% or more of all outstanding shares entitled to vote at the meeting.

         MERGERS, CONSOLIDATIONS, DISSOLUTIONS, COMBINATIONS AND OTHER TRANSACTIONS. Ohio law requires that a merger, consolidation, dissolution, disposition of all or substantially all of a corporation's assets, and a "majority share acquisition" or "combination" involving issuance of shares with one-sixth or more of the voting power of the corporation be adopted by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation on such proposal, unless the articles of incorporation specify a different proportion (but not less than a majority). The Articles of Incorporation of each of GLB and Maple Leaf modifies this voting requirement, generally allowing such actions to be taken by majority vote of shareholders. Adoption by the affirmative vote of the holders of two-thirds of any class of shares, unless otherwise provided in the articles, may also be required if the rights of holders of that class are affected in certain respects by the merger or consolidation.

         The Ohio Control Share Acquisition Act provides that acquisitions of voting securities resulting in the acquiring shareholder owning 20%, 33 1/3%, or 50% of the outstanding voting securities of an issuing public corporation must be approved in advance by shareholders. The Control Share Acquisition Act was intended to protect shareholders of Ohio corporations from coercive tender offers. The Control Share Acquisition Act may be made inapplicable to a company by its corporate governance documents, but those of GLB do not so provide. In contrast, Maple Leaf's Code of Regulations provides that the Ohio Control Share Acquisition Act shall not apply to a control share acquisition of Maple Leaf. See, "DESCRIPTION OF GLB CAPITAL STOCK CERTAIN ANTITAKEOVER MATTERS."

AMENDMENT TO GOVERNING DOCUMENTS

         The GLB and Maple Leaf Articles of Incorporation generally may be amended by a vote of a majority of the voting power of each such company. Under the Ohio General Corporation Law and the Articles of Incorporation of each of GLB and Maple Leaf, amendments that might adversely affect holders of outstanding shares of preferred stock could require a separate vote of holders of preferred stock. However, no authorized shares of preferred stock of either GLB or Maple Leaf have been issued or are outstanding.

         Directors may not amend the code of regulations of an Ohio corporation. GLB's Code of Regulations provides for amendment at a meeting by shareholders holding a majority of the voting power, or amendment without a meeting by unanimous written consent. Maple Leaf's Code of Regulations provides for amendment by majority vote of shareholders at a meeting, or by a majority of the voting power by written consent in lieu of a meeting. In addition, any amendments of Maple Leaf's Code of Regulations regarding the authorized number and classification of directors, nomination of or removal of directors, or amendment to the Maple Leaf's Regulations, must be approved by shareholders holding at least two-thirds of the voting power of Maple Leaf.

DIRECTORS

         NUMBER; CLASSIFICATION. GLB's Code of Regulations provides that the number of directors shall be no fewer than five and no more than twelve, each director serving a term of one year. Maple Leaf's Code of Regulations provides that the number of directors shall be no fewer than six and no more than twelve, but directors are divided into three classes, each class serving a term of three years. The respective terms of the three classes of directors of Maple Leaf are staggered so that the term of one and only one class expires each year, at which time members of that class are elected to a three-year term. The Code of Regulations of each of GLB and Maple Leaf allows the Board of Directors to appoint up to two additional directors, provided that the total number of directors may not exceed twelve. GLB currently has eleven directors, and the Board of Directors of GLB expects to appoint Betty L. Kimbrew, President of Maple Leaf, as a director of GLB upon completion of GLB's acquisition of Maple Leaf.


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         REMOVAL OF DIRECTORS. Maple Leaf's Code of Regulations provides that a director may be removed by a vote of shareholders if and only if the director has been convicted of a felony or if the director has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duties. GLB's Code of Regulations does not contain a provision addressing director removal. Therefore, removal of directors of GLB would be governed by the general provisions of the Ohio General Corporation Law, which provide that any and all directors may be removed without cause by shareholders exercising a majority of the voting power, and directors may be removed by the Board of Directors for cause. For this purpose, "cause" means the director to be removed has been found by a court to be of unsound mind, or the director has been adjudged bankrupt or he has failed to accept his appointment as a director.

         INDEMNIFICATION. The Code of Regulations of Maple Leaf and the Code of Regulations of GLB provide for essentially the same indemnification for their directors, officers, employees, and agents.

DIVIDENDS

         The Ohio General Corporation Law provides that a corporation may not pay any dividend or distribution to holders of shares of any class in violation of the rights of the holders of shares of any other class, or when the corporation is insolvent or there is reasonable grounds to believe that such dividend or distribution would render the corporation insolvent. The ability of GLB and Maple Leaf to pay cash dividends to their respective shareholders is largely dependent on the amount of dividends that may be declared and paid to each of them by their respective subsidiaries. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks, savings banks and bank holding companies. See "SUPERVISION AND REGULATION - LIMITS ON DIVIDENDS AND OTHER PAYMENTS." Neither GLB nor Maple Leaf has paid cash dividends, and neither has any plans to declare or pay cash dividends in the immediate future.

REPURCHASES

         Under Ohio law, a corporation may by action of its board of directors purchase or redeem its own shares if authorized to do so by the articles of incorporation or under certain other circumstances, but the corporation may not do so if immediately thereafter its assets would be less than its liabilities plus its stated capital, if any, or if the corporation is insolvent or would be rendered insolvent by such a purchase or redemption. GLB's and Maple Leaf's Articles of Incorporation permit their respective Boards of Directors to authorize the repurchase or redemption of shares to the extent permitted by law.

PREFERRED STOCK

         The Articles of Incorporation of each of GLB and Maple Leaf authorize a class of preferred stock and allow the Board of Directors of each such company to issue such shares in one or more series and with such rights and preferences as the respective Boards of Directors may determine. Neither GLB nor Maple Leaf has issued any shares of preferred stock.

                                  LEGAL MATTERS

         The validity of the shares of GLB Common Stock to be issued by GLB under the acquisition Agreement has been passed upon for GLB by its counsel, Grady & Associates. Ulmer & Berne LLP has also passed upon certain federal tax matters relating to the acquisition on behalf of Maple Leaf and GLB.

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                                     EXPERTS


         The consolidated financial statements of GLB Bancorp, Inc., as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.



         The consolidated financial statements of Maple Leaf Financial, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of such firm as experts in auditing and accounting.


         Representatives of PricewaterhouseCoopers LLP are expected to be present at the Maple Leaf special meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                       WHERE YOU CAN FIND MORE INFORMATION

         GLB is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith is required to file reports, proxy statements, and other information with the Securities and Exchange Commission. GLB has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 under the Securities Act of 1933, covering the GLB securities to be issued to Maple Leaf shareholders in the acquisition. As permitted by the rules and regulations of the Securities and Exchange Commission, this Prospectus/Proxy Statement omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information. Statements contained herein concerning such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

         The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed with the Securities and Exchange Commission by GLB under the Securities Exchange Act of 1934, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains an Internet worldwide web site that contains reports, proxy and information statements and other information regarding issuers that, like GLB, file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.




         All documents filed by GLB under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus/Proxy Statement and prior to the date of the Maple Leaf Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement, as so modified or superseded, shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement. The information relating to GLB contained in this Prospectus/Proxy Statement should be read together with the information in the documents incorporated by reference.

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         Documents, if any, incorporated by reference will be available (without exhibits, unless such exhibits are specifically incorporated by reference into this Prospectus/Proxy Statement) without charge to each person, including any beneficial owner, to whom a copy of this Prospectus/Proxy Statement is delivered, upon written or oral request. Requests for such documents should be directed to Andrew L. Meinhold, Executive Vice President and Secretary, GLB Bancorp, Inc., 7001 Center Street, Mentor, Ohio 44060 (telephone (440) 974-
0000). GLB will send the requested documents by first-class mail within one business day of the receipt of the request. In order to ensure timely delivery of the documents, any request should be made by May 2, 1999. Persons requesting copies of exhibits to such documents that are not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing of such exhibits.


                           FORWARD-LOOKING STATEMENTS

         This Prospectus/Proxy Statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of GLB following the consummation of the acquisition, including statements relating to the cost savings and other advantages that are expected to be realized from the acquisition, the expected impact of the acquisition on GLB's financial performance and earnings estimates for the resulting company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the acquisition cannot be fully realized or realized within the expected time frame; (2) greater than expected deposit attrition, customer loss or revenue loss following the acquisition; (3) competitive pressures in the banking industry increase significantly; (4) greater than expected costs or difficulties related to regulatory requirements attendant to the consummation of the acquisition or the integration of the businesses of GLB and Maple Leaf; (5) changes in the interest rate environment reduce margins; (6) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in a deterioration in credit quality, among other things; (7) legislation or regulatory requirements or changes adversely affect the businesses in which the combined company would be engaged; (8) changes in business conditions and inflation; and (9) changes in the securities markets. The forward-looking earnings estimates included in this Prospectus/Proxy Statement have not been examined or compiled by the independent public accountants of GLB or Maple Leaf nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors that could affect the financial results of GLB after the acquisition is included in the Securities and Exchange Commission filings incorporated by reference herein.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GLB OR MAPLE LEAF. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT, NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS/PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF GLB OR MAPLE LEAF OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE OF THIS PROSPECTUS/PROXY STATEMENT.

         ALL INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS/PROXY STATEMENT WITH RESPECT TO GLB WAS SUPPLIED BY GLB AND ALL INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS/PROXY STATEMENT WITH RESPECT TO MAPLE LEAF WAS SUPPLIED BY MAPLE LEAF. ALTHOUGH NEITHER GLB NOR MAPLE LEAF HAS ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS OR INFORMATION RELATING TO THE OTHER PARTY CONTAINED HEREIN IS INACCURATE OR INCOMPLETE, NEITHER GLB NOR MAPLE LEAF CAN WARRANT THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS OR INFORMATION AS THEY RELATE TO THE OTHER PARTY.

                        GLB BANCORP, INC. AND SUBSIDIARY

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1998 AND 1997


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

[LOGO] KPMG

            1500 National City Center
            1900 East Ninth Street
            Cleveland, OH 44114-3495




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
GLB Bancorp Inc.:


We have audited the accompanying consolidated statements of financial condition of GLB Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GLB Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                    KPMG LLP

February 5, 1999

                        GLB BANCORP, INC. AND SUBSIDIARY
                 Consolidated Statements of Financial Condition
                           December 31, 1998 and 1997


                                  ASSETS                              1998           1997
                                                               ------------   ------------
Cash and due from banks                                        $  3,606,939      2,562,597
Federal funds sold                                               30,534,573      5,264,000
                                                               ------------   ------------
             Total cash and cash equivalents                     34,141,512      7,826,597

Securities available for sale, at fair value (note 3)             2,802,711             --
Securities held to maturity (fair value of
   $2,015,313 and $1,619,438) (note 3)                            2,007,742      1,619,300
Loans, net (note 4)                                              60,330,461     53,097,451
Stock in Federal Home Loan Bank of Cincinnati, at cost              459,000        427,700
Premises and equipment, net (note 5)                              2,704,255      2,645,930
Intangibles, net (note 6)                                           692,024        531,923
Other assets                                                        730,308        482,106
                                                               ------------   ------------
             Total assets                                      $103,868,013     66,631,007
                                                               ============   ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Deposits (note 7):

      Noninterest bearing demand deposits                      $ 12,886,078      8,288,832
      Interest bearing demand deposits                            7,154,389      4,800,162
      Savings accounts                                           35,144,171     27,926,967
      Certificate accounts                                       13,470,488     10,995,955
                                                               ------------   ------------
             Total deposits                                      68,655,126     52,011,916

   Advances from the Federal Home Loan Bank (note 8)              9,000,000      7,500,000
   Accrued expenses and other liabilities                           781,235        690,878
                                                               ------------   ------------
             Total liabilities                                   78,436,361     60,202,794
                                                               ------------   ------------
Commitments and contingencies (note 11)

Shareholders' equity (notes 10 and 16):
   Common stock, no par value; 10,000,000 shares authorized;
      2,133,906 and 596,742 shares issued and outstanding,
        at stated value of $2.50                                  5,334,765      1,491,855
   Additional paid-in capital                                    19,152,715      4,671,642
   Accumulated other comprehensive income                             7,192             --
   Accumulated earnings                                             936,980        264,716
                                                               ------------   ------------
             Total shareholders' equity                          25,431,652      6,428,213
                                                               ------------   ------------
             Total liabilities and shareholders' equity        $103,868,013     66,631,007
                                                               ============   ============


See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY
                        Consolidated Statements of Income
                  Years ended December 31, 1998, 1997 and 1996


                                                                      1998         1997          1996
                                                                   ----------   ----------    ----------
Interest income:
   Loans                                                           $4,703,869    4,035,600     2,756,688
   Federal funds sold                                               1,006,677      247,079       279,733
   Securities                                                         133,583       99,362       197,378
                                                                   ----------   ----------    ----------
             Total interest income                                  5,844,129    4,382,041     3,233,799
                                                                   ----------   ----------    ----------
Interest expense:
   Deposits                                                         1,929,771    1,501,836     1,239,958
   FHLB advances                                                      509,176      436,439        84,536
                                                                   ----------   ----------    ----------
             Total interest expense                                 2,438,947    1,938,275     1,324,494
                                                                   ----------   ----------    ----------
             Net interest income                                    3,405,182    2,443,766     1,909,305

Provision for loan losses (note 4)                                    120,000       97,000        77,000
                                                                   ----------   ----------    ----------
             Net interest income after provision for loan losses    3,285,182    2,346,766     1,832,305
                                                                   ----------   ----------    ----------
Other income:
   Service charges on demand deposits                                 170,040      144,691       110,732
   Loan fees                                                          161,934      184,605       103,716
   Other service charges and fees                                     152,936      145,956        77,800
   Gain on sale of loans held for sale                                222,417       76,600         1,631
                                                                   ----------   ----------    ----------
             Total other income                                       707,327      551,852       293,879
                                                                   ----------   ----------    ----------
Other expenses:
   Compensation and related benefits (note 9)                       1,406,672    1,171,529       951,780
   Office occupancy and equipment, net                                517,090      442,478       372,735
   Professional fees                                                  229,299       72,516        53,540
   Advertising                                                         75,368       65,438        49,833
   Amortization of intangibles                                        105,023       87,097        96,074
   Ohio franchise tax                                                  93,070       85,630        66,512
   Data processing                                                    142,902      116,003        59,957
   Office supplies and printing                                        98,145       71,036        70,907
   FDIC deposit insurance                                               6,349        4,597         2,000
   Credit card processing                                              48,892       55,311        30,267
   Other operating expense                                            224,235      173,109       150,636
                                                                   ----------   ----------    ----------
             Total other expenses                                   2,947,045    2,344,744     1,904,241
                                                                   ----------   ----------    ----------
Income before income taxes                                          1,045,464      553,874       221,943

Income tax expense (benefit) (note 13):
   Federal - Current                                                  232,974      214,305        15,619
   Federal - Deferred                                                 110,226       (4,388)       (5,619)
   State                                                               30,000           --            --
                                                                   ----------   ----------    ----------
             Total income tax expense                                 373,200      209,917        10,000
                                                                   ----------   ----------    ----------
             Net income                                            $  672,264      343,957       211,943
                                                                   ==========   ==========    ==========
             Earnings per share basic and diluted                  $     0.44         0.58          0.39
                                                                   ==========   ==========    ==========



See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY
               Consolidated Statements of Changes in Shareholders' Equity Years ended December 31, 1998, 1997 and 1996


                                                                                    ACCUMULATED
                                                          ADDITIONAL  ACCUMULATED      OTHER
                                              COMMON       PAID-IN      EARNINGS   COMPREHENSIVE
                                               STOCK       CAPITAL     (DEFICIT)       INCOME        TOTAL
                                             ----------   ----------   ----------    ----------   ----------
Balance at December 31, 1995                 $1,275,000    3,825,000     (291,184)           --    4,808,816

Issuance of 83,142 shares of common stock       207,855      810,642           --            --    1,018,497

Net income                                           --           --      211,943            --      211,943
                                             ----------   ----------   ----------    ----------   ----------
Balance at December 31, 1996                  1,482,855    4,635,642      (79,241)           --    6,039,256

Issuance of 3,600 shares of common stock          9,000       36,000           --            --       45,000

Net income                                           --           --      343,957            --      343,957
                                             ----------   ----------   ----------    ----------   ----------
Balance at December 31, 1997                  1,491,855    4,671,642      264,716            --    6,428,213

Comprehensive income:
    Change in unrealized gain on securities
        available for sale, net of tax               --           --           --         7,192        7,192

    Net income                                       --           --      672,264            --      672,264
                                                                                                  ----------
Total comprehensive income                                                                           679,456
                                                                                                  ----------
Proceeds from issuance of 1,495,000 shares
    of common stock in connection with the
    initial public offering, net of issuance
    costs of $1,591,017 (note 2)              3,737,500   14,106,483           --            --   17,843,983

Issuance of 42,164 shares of common stock       105,410      374,590           --            --      480,000
                                             ----------   ----------   ----------    ----------   ----------
Balance at December 31, 1998                 $5,334,765   19,152,715      936,980         7,192   25,431,652
                                             ==========   ==========   ==========    ==========   ==========


                                                         YEAR ENDED
                                                        DECEMBER 31,
DISCLOSURE OF RECLASSIFICATION AMOUNT:                      1998
--------------------------------------              ------------------
    Unrealized holding gains arising during the
      period, net of tax effect of $3,705 for the
      year ended December 31, 1998                  $            7,192

    Less reclassification adjustment for gains and
      losses included in net income                                 --

                                                    ------------------

                                                    $            7,192
                                                    ==================


See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1998, 1997 and 1996


                                                                     1998            1997            1996
                                                                 ------------    ------------    ------------
Cash flows from operating activities:
   Net income                                                   $    672,264         343,957        211,943
   Adjustments required to reconcile net income to net cash
      provided by operating activities:
        Amortization of intangibles                                  105,023          87,097         96,074
        Depreciation                                                 198,747         170,350        139,010
        Premium amortization and discount accretion, net               5,665             986        (42,166)
        Net deferred loan origination fees                            64,694         (81,765)       (19,678)
        Origination of loans held for sale                       (16,988,949)             --             --
        Proceeds from sale of loans held for sale                 16,956,314       2,388,347             --
        Gain on sale of loans held for sale                         (222,417)        (76,600)            --
        Provision for loans losses                                   120,000          97,000         77,000
        Origination of mortgage servicing rights                    (265,124)        (40,046)            --
        Increase in other assets                                    (248,202)       (109,373)       (36,460)
        Increase (decrease) in accrued expenses
          and other liabilities                                      (23,574)        (50,289)       323,600
        Deferred federal income taxes                                110,226          (4,388)        (5,619)
                                                                 ------------    ------------   ------------
             Net cash provided by operating activities               484,667       2,725,276        743,704
                                                                 ------------    ------------   ------------
Cash flows from investing activities:
   Purchases of securities held to maturity                       (2,999,107)     (1,515,234)      (102,235)
   Purchases of securities available for sale                     (2,786,814)             --            --
   Maturities and payments of securities held to maturity          2,600,000       1,037,433      3,307,158
   Purchase of FHLB stock                                            (31,300)        (29,200)      (398,500)
   Origination of loans, net of principal collected               (7,281,456)    (16,790,762)   (12,645,598)
   Purchases of premises and equipment                              (380,810)       (241,255)      (815,771)
   Disposals of premises and equipment                               492,542           6,670         457,957
                                                                 ------------    ------------   ------------
             Net cash used in investing activities               (10,386,945)    (17,532,348)   (10,196,989)
                                                                 ------------    ------------   ------------
Cash flows from financing activities:
   Net proceeds from issuance of common stock                     18,073,983          45,000      1,018,497
   Net increase in deposits                                       16,643,210       9,759,387      6,574,181
   Cash proceeds from FHLB advances                                1,500,000       2,500,000      5,000,000
                                                                ------------    ------------    ------------
         Net cash provided by financing activities                36,217,193      12,304,387     12,592,678
                                                                ------------    ------------    ------------
         Net increase (decrease) in cash and cash equivalents     26,314,915      (2,502,685)     3,139,393
Cash and cash equivalents at beginning of year                     7,826,597      10,329,282      7,189,889
                                                                ------------    ------------    ------------
Cash and cash equivalents at end of year                        $ 34,141,512       7,826,597     10,329,282
                                                                ============    ============    ============
Supplemental disclosure of cash flow information -
   Interest paid                                                $  2,428,220       1,913,732      1,310,396
   Income taxes paid                                                 380,604          25,000             --
                                                                ============    ============    ============
Supplemental disclosure of non-cash financing activities:
   Issuance of common stock in exchange for property                 250,000              --             --
                                                                ============    ============    ============



See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996


(1)     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements include the accounts of GLB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Great Lakes Bank, an Ohio-chartered bank (the "Bank"). All significant intercompany transactions and balances have been eliminated in consolidation.

         On September 12, 1997, the Bank consummated its reorganization into the holding company form of organization and thereby became a wholly-owned subsidiary of the Corporation, which had previously been formed as a wholly-owned subsidiary of the Bank. The reorganization was effected by means of a merger of GLB Interim Bank ("Interim"), formerly an Ohio-chartered bank which was wholly-owned by the Corporation, with and into the Bank pursuant to an Agreement and Plan of Reorganization and Merger, dated March 18, 1997. The accompanying consolidated financial statements present the financial position and results of operations of the Corporation as if this transaction had occurred at the beginning of the earliest period presented.

         As a result of the merger, all of the previously issued and outstanding shares of the Bank's common stock were automatically converted on a one-for-one basis, into an equal number of issued and outstanding shares of Corporation common stock. As a result of the foregoing, the stockholders of the Bank became stockholders of the Corporation and the Bank became a wholly-owned subsidiary of the Corporation.

         The Bank is the successor by merger to Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation on April 27, 1957. Great Lakes Bank was formed pursuant to an amended Agreement and Plan of Merger agreement executed on January 11, 1994. Regulatory approval was obtained on July 15, 1994, and at such time, the Bank commenced operations under new ownership. The acquisition was accounted for by the purchase method. Accordingly, the cost of acquisition was allocated to the assets acquired and liabilities assumed based upon their respective fair values.

         The Bank is engaged primarily in providing deposit and lending services to individuals and small to medium-sized businesses within Lake County, Ohio. The Bank offers its banking services through its main office and branches located in Mentor, Painesville, Wickliffe, Willoughby and Willoughby Hills, Ohio. The deposit products offered by the Bank include checking and savings accounts and certificates of deposit. The Bank's lending services focus primarily on secured lending both for commercial real estate and single-family lending. The Bank is subject to competition from other financial institutions and is regulated by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

(a)   BASIS OF PRESENTATION

         The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

(b)   SECURITIES


         The Corporation classifies its securities as either held to maturity or available for sale as the Corporation does not hold any securities considered to be trading. Securities which are classified as being held to maturity are carried at amortized cost, as adjusted for the amortization of premiums and accretion of discounts using a level yield method. The Corporation has the ability and positive intent to hold these securities

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996



to maturity. Securities available for sale are carried at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income.





(c)   LOANS

         Loans receivable are carried at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest on loans is credited to income as earned. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

         Impaired loans include all nonaccrual and restructured commercial real estate and other commercial loans. Residential real estate and consumer loans are excluded from the definition of an impaired loan. Loan impairment is measured as the present value of expected future cash flows discounted at the loan's initial interest rate, the fair value of the collateral of an impaired collateral dependent loan or an observable market price. Interest income on impaired loans is recognized on a cash-basis method.

         Loan origination fees and certain direct loan origination costs are deferred, and the net amounts are amortized as an adjustment of the related loan's yield using the effective yield method over the contractual life of the related loans.


         The Corporation originates some mortgage loans with the intent to sell. These loans are carried at the lower of aggregate cost or fair value. Mortgage servicing rights associated with loans originated and sold, where servicing is retained, are capitalized and included in intangibles assets in the statement of financial condition. The servicing rights capitalized are amortized over the life of the individual loan. Management measures impairment of servicing rights based on prepayment trends and external market factors. Any impairment is recorded as a valuation allowance. The Corporation accounts for mortgage servicing rights under Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.


(d)   ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon the review of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

(e)   FHLB STOCK

         Federal law requires a member institution of the Federal Home Loan Bank system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(f)   PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets.


(g)   INTANGIBLE ASSETS

         Intangible assets arose from the business combination discussed in note 1 and includes goodwill and deposit based intangibles. Goodwill is the excess of the purchase price over the fair value of net assets. Goodwill is amortized using the straight-line method over ten years, the estimated period to be benefited. The deposit base intangible is being amortized over 10 years, the estimated period to be benefited, based on the present value of cash flows. On a periodic basis, the Corporation reviews its intangible assets and estimated useful lives for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.


(h)   FEDERAL INCOME TAXES

         The Corporation and the Bank file consolidated tax returns.

         The Corporation accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(i)   CASH AND CASH EQUIVALENTS

         The Corporation considers all highly liquid debt instruments with purchased maturities of three months or less to be cash equivalents. For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition captions "Cash and due from banks" and "Federal funds sold."

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(j)   EARNINGS PER SHARE

         The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted earnings per share:

                                                                          YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------
                                                                   1998            1997            1996
                                                              -------------  ---------------  --------------
Weighted average number of common shares
     outstanding used in basic earnings per common
     share calculation                                        $   1,536,821         595,942          548,089
Dilutive effect of stock options                                         14              --               --
                                                              -------------  ---------------  --------------
Weighted average number of shares outstanding
     adjusted for effect of dilutive securities used in
     diluted EPS calculation                                  $   1,536,835         595,942          548,089
                                                              =============  ===============  ==============
Net income                                                    $     672,264         343,957          211,943
                                                              =============  ===============  ==============
Basic earnings per common share                               $         .44            .58               .39
                                                              =============  ===============  ==============
Diluted earnings per common share                             $         .44            .58               .39
                                                              =============  ===============  ==============

(k)   COMPREHENSIVE INCOME

         Effective January 1, 1998, the Corporation adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components. Accumulated other comprehensive income consists of net income and the change in the net unrealized holding gain on securities available for sale, net of the related tax effect. The adoption of SFAS No. 130 required the reclassification of prior years financial statements.

(l)   NEW ACCOUNTING PRONOUNCEMENTS

         The FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information with an effective date for years beginning after December 15, 1997. It redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a corporation's operating segments. It also requires that comparative information from earlier periods be restated to conform to the requirements of this standard. The Corporation has determined that the adoption of SFAS No. 131 has no effect on its consolidated financial statements as the Corporation's activities are considered to be a single operating segment.

         The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities with an effective date for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize derivatives as either assets or liabilities at fair value, with gains or losses determined depending on the intended use of the derivative and its resulting designation. SFAS No. 133 will not be applied retroactively to prior period financial statements. At the present time, the Corporation has not fully analyzed the effect or timing of the adoption of this statement on the Corporation's consolidated statements.

         In October 1998 the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 is

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996


effective for the first fiscal quarter beginning after December 15, 1998. This statement amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. After the securitization of a mortgage loan held for sale, any retained mortgage-backed securities must be classified in accordance with the provisions of SFAS No. 115. However, a mortgage banking enterprise must classify as trading any retained mortgage-backed securities that it commits to sell before or after the securitization process. The Corporation does not currently securitize mortgage loans and retain any mortgage-backed securities, therefore management does not believe that the adoption of SFAS No. 134 will have an impact on the Corporation's consolidated financial statements.

(m)   RECLASSIFICATIONS

         Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

(2)     INITIAL PUBLIC OFFERING

         On May 18, 1998, GLB Bancorp, Inc. completed its initial public offering of 1,300,000 shares of common stock with an over-allotment option of an additional 195,000 shares, no par value, at $13 per share generating net proceeds of approximately $17.9 million net of expenses.

(3)     SECURITIES

         A summary of securities at December 31, 1998 and 1997, follows:



                                                     GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED       FAIR
                                        COST         GAINS       LOSSES        VALUE
                                     ----------   ----------   ----------   ----------
1998:
    Securities held to maturity:
       United States government
         and agency obligations      $2,007,742        7,571           --    2,015,313
                                     ==========   ==========   ==========   ==========
    Securities available for sale:
       Equity securities             $2,791,814       10,897           --    2,802,711
                                     ==========   ==========   ==========   ==========
1997:
    Securities held to maturity:
       United States government
         and agency obligations      $1,614,300          138           --    1,614,438
       Equity securities                  5,000           --           --        5,000
                                     ----------   ----------   ----------   ----------
                                     $1,619,300          138           --    1,619,438
                                     ==========   ==========   ==========   ==========

         There were no sales of securities for the years ended December 31, 1998, 1997 and 1996. Also, there were no securities available for sale at December 31, 1997.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

         The scheduled maturities of debt securities at December 31, 1998 are as follows:

                                   AMORTIZED       FAIR
                                      COST        VALUE
                                  ----------   ----------
Due in one year or less           $  500,000      500,625
Due from one year to five years    1,507,742    1,514,688
                                  ----------   ----------
                                  $2,007,742    2,015,313
                                  ==========   ==========

         The carrying value of securities pledged to secure public deposits and for other purposes required by law amounted to approximately $850,000 and $700,000 at December 31, 1998 and 1997, respectively.

(4)    LOANS AND ALLOWANCE FOR LOAN LOSSES

                                             1998             1997
                                         ------------    ------------
Residential real estate                  $ 28,059,900      27,705,745
Commercial real estate and other           23,083,967      15,763,306
Consumer                                    3,625,487       3,995,899
Construction, primarily residential        10,647,521       9,837,670
                                         ------------    ------------
                                           65,416,875      57,302,620

Undisbursed loans in progress              (4,489,532)     (3,752,865)
Unamortized loan origination fees, net       (114,464)        (49,770)
Allowance for loan losses                    (482,418)       (402,534)
                                         ------------    ------------
      Loans, net                         $ 60,330,461      53,097,451
                                         ============    ============

         An analysis of the change in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996, follows:

                                  1998         1997         1996
                               ---------    ---------    ---------
Balance at beginning of year   $ 402,534      314,893      238,853
Provision for loan losses        120,000       97,000       77,000
Charge-offs                      (42,884)     (11,998)     (12,318)
Recoveries                         2,768        2,639       11,358
                               ---------    ---------    ---------
Balance at end of year         $ 482,418      402,534      314,893
                               =========    =========    =========

         There were no loans on nonaccrual status at December 31, 1998 and two loans totaling $82,012 on nonaccrual status at December 31, 1997.

         Impaired loans totaled $43,881 at December 31, 1997. The total allowance for credit losses related to these impaired loans was $6,582 as of December 31, 1997. There were no impaired loans at December 31, 1998.

         No loans were held for sale at December 31, 1998 or 1997.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(5)     PREMISES AND EQUIPMENT

         A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1998 and 1997, follows:

                                                     1998           1997
                                                 -----------    -----------
Land                                             $   824,000        780,900
Buildings                                          1,232,875      1,344,391
Leasehold improvements                                24,831         19,403
Furniture, fixtures, and equipment                 1,179,660        878,771
                                                 -----------    -----------
                                                   3,261,366      3,023,465
Less accumulated depreciation and amortization      (557,111)      (377,535)
                                                 -----------    -----------
                                                 $ 2,704,255      2,645,930
                                                 ===========    ===========

(6)     INTANGIBLES

         Intangible assets at December 31, 1998 and 1997, consist of the following:

                                   1998         1997
                                ---------    ---------
Goodwill                        $ 440,801      440,801
Deposit base intangible           395,416      395,416
Mortgage servicing rights         305,170       40,046
Less accumulated amortization    (449,363)    (344,340)
                                ---------    ---------
                                $ 692,024      531,923
                                =========    =========

         Amortization expense for goodwill amounted to $44,080 for each of the years ended December 31, 1998, 1997 and 1996. Amortization expense for deposit base intangibles amounted to $35,394, $42,888 and $51,994 for the years ended December 31, 1998, 1997 and 1996, respectively. Amortization for mortgage servicing rights amounted to $25,549 and $129 for the years ended December 31, 1998 and 1997, respectively. Mortgage servicing rights for loans sold during the year amounted to $265,124 and $40,046 for the years ended December 31, 1998 and 1997, respectively.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(7)     DEPOSITS

         The following table summarizes types of deposit accounts by interest rate.


                                               1998                                     1997
                            -------------------------------------     --------------------------------------
TYPE OF ACCOUNT                                AVERAGE                                  AVERAGE
AND STATED DEPOSIT RATES          AMOUNT        YIELD         %            AMOUNT        YIELD         %
-----------------------     --------------  -----------  --------     -------------- ----------- -----------
Noninterest bearing
    Demand deposit              $12,886,078       0.00%     18.8%     $ 8,288,832       0.00%       16.0%
Interest bearing demand
    Deposit                       7,154,389       2.23%     10.4%       4,800,162       2.07%        9.2%
Savings                          35,144,171       3.76%     51.2%      27,926,967       3.67%       53.7%
                                -----------                ------     -----------                  ------
    Total transaction
      accounts                   55,184,638                 80.4%      41,015,961                   78.9%
Certificates of deposit:
    4.00% and less                   74,665                  0.1%          93,493                    0.2%
    4.01% to 5.00%                3,556,146                  5.2%       2,222,724                    4.3%
    5.01% to 6.00%                6,652,027                  9.7%       5,403,988                   10.3%
    6.01% to 7.00%                2,170,829                  3.1%       2,304,459                    4.4%
    7.01% to 8.00%                1,016,821                  1.5%         971,291                    1.9%
                                -----------                ------     -----------                  ------
    Total certificates of
      deposit                    13,470,488       5.62%     19.6%      10,995,955       5.56%       21.1%
                                -----------                ------     -----------                  ------
    Total deposits              $68,655,126       4.06%    100.0%     $52,011,916       3.95%      100.0%
                                ===========                ======     ===========                  ======


         The remaining term to maturity of certificates of deposits are as follows:

                             1998                     1997
                    ---------------------    ---------------------
                       AMOUNT         %         AMOUNT         %
                    -----------    ------    -----------    ------
12 months or less   $ 8,182,964     60.7%    $ 6,544,896     59.5%
13 to 24 months       4,469,503     33.2%        591,343      5.4%
25 to 36 months         779,588      5.8%      3,426,860     31.2%
over 36 months           38,433      0.3%        432,856      3.9%
                    -----------    ------    -----------    ------
                    $13,470,488    100.0%    $10,995,955    100.0%
                    ===========    ======    ===========    ======

         The following table discloses the time deposits that are $100,000 or more, by time remaining until maturity at December 31, 1998:

3 months or less      $  327,902
4 through 6 months       458,991
7 through 12 months    1,803,248
over 12 months         1,738,985
                      ----------
      Total           $4,329,126
                      ==========

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(8)     ADVANCES FROM THE FEDERAL HOME LOAN BANK (FHLB)

         A summary of FHLB advances at December 31, 1998 and 1997, follows:


                                                                                        AMOUNT
                                                                          --------------------------------
                MATURITY                       INTEREST RATE                    1998            1997
        ------------------------    ---------------------------------     ---------------  ---------------
        2001                        6.8%                                  $    5,000,000        5,000,000
        2002                        6.75%                                      2,500,000        2,500,000
        Variable                    Variable (5.77% at
                                       December 31, 1998)                      1,500,000               --
                                                                          ---------------  ---------------

                                                                          $    9,000,000        7,500,000
                                                                          ===============  ===============

         FHLB advances are secured by a blanket lien on first mortgage loans with balances totaling 150 percent of such advances. The FHLB stock also serves as collateral for the advances.

(9)     EMPLOYEE BENEFIT PLANS

         The Corporation sponsors a 401(k) defined contribution plan covering substantially all of its employees. Employees can contribute up to 15% of their annual salaries. The Bank has the option of making matching contributions of up to 6% of the participants' total annual compensation, but has not yet elected to do this.

         The Corporation has a noncontributory defined benefit pension plan that covers all employees who have reached age 21 and completed 1,000 hours of service during their anniversary year. The Corporation's funding policy is to make contributions to the plan equal to the minimum contribution required by the Employee Retirement Income Security Act of 1974. The Corporation adopted SFAS No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits on January 1, 1998.

         The actuarially determined net periodic pension cost for the years ended December 31, 1998, 1997 and 1996, includes the following components:

                                                       1998         1997         1996
                                                  ---------    ---------    ---------
Service cost - benefit earned during the period   $  85,760       53,990       25,135
Interest cost on projected benefit obligation        31,715       22,444       15,175
Actual return on plan assets                        (11,173)      13,908      (15,595)
Amortization of unrecognized (gain) loss              5,762      (24,442)       6,445
Recognized deferred gain                             (4,572)          --           --
                                                  ---------    ---------    ---------
       Net periodic pension cost                  $ 107,492       65,900       31,160
                                                  =========    =========    =========

         Assumptions used in determining the net periodic pension cost for 1998, 1997 and 1996 are as follows:

                                                   1998       1997       1996
                                                 -------    -------    -------
Discount rate                                      5.50%      6.75%      7.25%
Weighted average rate of compensation increase     4.00%      4.00%      5.16%
Long-term rate of return                           7.75%      7.75%      7.75%
                                                 =======    =======    =======

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

         The following table sets forth the plan's change in projected benefit obligations and change in plan assets and funded status including accrued liability for the years ended December 31, 1998, 1997 and 1996:


                                                                  1998         1997         1996
                                                               ---------    ---------    ---------
        Change in projected benefit obligations:
           Projected benefit obligation at beginning of year   $(469,851)    (309,579)    (243,558)
             Service cost                                        (85,760)     (53,990)     (25,135)
             Interest cost                                       (31,715)     (22,444)     (15,175)
             Actuarial gain                                     (116,901)     (84,022)     (31,389)
             Benefits paid                                            --          184        5,678
                                                               ---------    ---------    ---------
           Projected benefit obligation at end of year          (704,227)    (469,851)    (309,579)
                                                               ---------    ---------    ---------
        Change in plan assets:
           Fair value of plan assets at beginning of year        184,414      145,729      110,138
             Actual return on plan assets                         11,173      (13,908)      15,595
             Employer contributions                              193,537       52,777       25,674
             Benefits paid                                          --           (184)      (5,678)
                                                               ---------    ---------    ---------
           Fair value of plan assets at end of year              389,124      184,414      145,729
                                                               ---------    ---------    ---------
        Funded status                                            315,103      285,437      163,850
        Unrecognized net gain                                   (276,374)    (160,663)     (47,049)
                                                               ---------    ---------    ---------
                 Accrued pension liability                     $  38,729      124,774      116,801
                                                               =========    =========    =========

(10)    STOCK OPTION AND INCENTIVE PLAN

         On February 17, 1998, the shareholders adopted a Stock Option and Incentive Plan (the "Plan") for officers, employees and non-employee directors. Twenty-eight thousand shares of common stock have been reserved for issuance under the Plan. The options vest and become exercisable in five equal annual installments from date of grant.
                                                                1998
                                                          ---------------
     Options outstanding, beginning of year                         --
     Exercised                                                      --
     Forfeited                                                      --
     Granted                                                    12,300
                                                          ---------------
     Options outstanding, end of year                           12,300
                                                          ===============
     Exercisable at 13.00 per share                              2,000
     Exercisable at 13.50 per share                             10,300
     Options available for grant, end of
       year                                                     15,700

         The expiration dates of the stock options outstanding at December 31, 1998 are February 17, 2008 for the 2,000 options and November 17, 2008 for 10,300 options.

         SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, adoption of a fair-value-based accounting method for employee stock-based compensation arrangements. Management has elected to continue to use the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, intrinsic value method for measurement and recognition of stock-based compensation. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's plan been determined

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

consistent with SFAS 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               1998
                                                          ---------------
     Net income
         As reported                                      $    672,264
         Pro forma                                             662,465
     Earnings per common share
         Basic
         As reported                                               .44
         Pro forma                                                 .43
         Diluted
         As reported                                               .44
         Pro forma                                                 .43

         The fair value for each option grant used in the foregoing pro forma amounts is estimated on the date of grant using an option pricing model. The model incorporates the following weighted-average assumptions used for grants in 1998, 0% dividend growth; 52% expected volatility; risk-free interest rates of 4.57% and 5.41%; and expected lives ranging from five to ten years.

(11)    COMMITMENTS AND CONTINGENCIES

         The Corporation has entered into five lease agreements which expire between 2003 and 2009, covering the rental of buildings and equipment. For four of the leases, the lessors are directors or significant shareholders of the Corporation. The following is a schedule by years of approximate future minimum rental payments, exclusive of any maintenance, utilities, or real estate taxes, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

     YEAR ENDING DECEMBER 31:
     ------------------------
     1999                                                $    155,844
     2000                                                     158,544
     2001                                                     158,544
     2002                                                     158,544
     2003                                                     158,544
     Thereafter                                               649,210
                                                         ---------------
     Total minimum lease payments                        $  1,439,230
                                                         ===============

         Rental expense for all operating leases was approximately $76,300, $76,500 and $76,300 for the years ended December 31, 1998, 1997 and 1996, respectively.

         The Corporation may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, any liabilities that may result would not be expected to have a material adverse effect on the consolidated financial statements of the Corporation.

(12)    RELATED PARTIES

         The Bank has entered into transactions with its directors, significant shareholders, and executive officers of the Corporation and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those which have been made or would be made for comparable transactions with other customers and did not, in

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

the opinion of management, involve more than normal credit risk or present other unfavorable features. The following is a schedule of the aggregate amount of loans to such related parties at December 31, 1998:

        Aggregate amount of loans at beginning of year     $        1,417,395
        Loans originated during the year                            1,155,248
        Repayments made during the year                            (1,131,814)
                                                              ------------------
        Aggregate amount of loans at end of year           $        1,440,829
                                                              ==================

         The Bank had $6,740,809 and $6,217,020 in deposits of such related parties at December 31, 1998 and 1997, respectively.

(13)    INCOME TAXES

         The accompanying financial statements reflect income taxes at amounts different from those computed by applying the U.S. federal income tax statutory rates to income before income taxes. The reasons for these differences are as follows:

                                     1998                        1997                       1996
                           ------------------------- ---------------------------- --------------------------
                                             PERCENT                     PERCENT                     PERCENT
                                           OF PRETAX                   OF PRETAX                   OF PRETAX
                                 AMOUNT       INCOME        AMOUNT        INCOME         AMOUNT       INCOME
                           ------------ ------------ ------------- -------------- ------------- ------------
Computed expected tax
    expense                  $  365,912      35.00%    $   193,856        35.00%    $  77,680        35.00%
Increase (decrease) in
    taxes resulting from:
    Benefit of lower tax
       bracket rate             (10,455)     (1.00)         (5,538)       (1.00)       (8,402)       (3.78)
    State income tax, net
       of federal benefit        19,800       1.89              --           --            --           --
    Goodwill amortization        14,987       1.43          14,987         2.71        14,987         6.75
    Change in valuation
       allowance                     --      --                 --           --       (76,418)      (34.43)
    Other                       (17,044)     (1.62)          6,612         1.19         2,153          .97
                             ----------- ----------- ------------- -------------- ------------- ------------
       Actual tax expense    $  373,200      35.70%    $   209,917        37.90%    $  10,000         4.51%
                             =========== ============ ============= ============== ============ ============


                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

         The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997, are:

                                                                                1998             1997
                                                                           ---------------  ---------------
        Deferred tax assets
             Deferred loan fees                                            $        28,659           17,444
             Pension expense                                                            --           46,337
             Noncompete agreement                                                   23,800           26,067
             Excess book over tax bad debt reserve                                 146,317          117,925
             Other                                                                  51,765            2,237
                                                                           ---------------  ---------------
              Total gross deferred tax assets                                      250,541          210,010
        Deferred tax liabilities
             Deposit base intangible                                                57,831           69,865
             Depreciation                                                          100,732           80,923
             Unrealized gains on securities                                          3,705               --
             Deferred loan costs                                                    67,521           22,792
             FHLB stock dividend                                                    23,494           12,852
             Mortgage servicing rights                                              95,027           13,571
             Other                                                                   6,155               --
                                                                           ---------------  ---------------
              Total gross deferred tax liabilities                                 354,465          200,003
                                                                           ---------------  ---------------
        Net deferred tax asset (liability)                                 $      (103,924)          10,007
                                                                           ===============  ===============

         A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefit will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of December 31, 1998 or 1997.

         As of December 31, 1995, the Corporation had net operating loss carryforwards of approximately $408,000 for income tax purposes, all of which were utilized in the 1996 tax year. For financial reporting purposes, the Corporation had a valuation allowance of $76,418 as of December 31, 1995 which was eliminated during 1996.

(14)    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

         The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

         The Bank's lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

         The Bank's maximum potential obligation to extend credit at December 31, 1998 and 1997, was:

                                   1998          1997
                               -----------   -----------
Commitments to extend credit   $12,736,114     8,082,921
Standby letters of credit          300,000       621,124
                               -----------   -----------
                               $13,036,114     8,704,045
                               ===========   ===========

         The above commitments are at fixed and variable rates totaling $4,385,130 and $8,650,984, respectively, at December 31, 1998 and $1,786,352 and
$6,917,693, respectively, at December 31, 1997. In management's opinion these commitments will be funded through normal operations.

(15)    CONCENTRATIONS OF CREDIT

         Most of the Bank's business activity is with customers located within the Northeast Ohio market area and, as such, is impacted by economic conditions in the region. As a result of its loan underwriting and collateral requirements, the Bank believes it has no significant concentrations of credit risk in its loan portfolio as of December 31, 1998 and 1997. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

(16)    REGULATORY CAPITAL

         The Bank, as a state chartered bank, is subject to the dividend restrictions set forth by the State Division of Banks. Under such restrictions, the Bank may not, without the prior approval of the State Division of Banks, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

         The Bank is subject to risk-based capital and leverage guidelines issued by the Federal Deposit Insurance Corporation (FDIC). These guidelines are used to evaluate capital adequacy and include the required minimums shown below. Insured institutions are categorized as (in declining order) well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized. To be "well capitalized" under federal bank regulatory agency definitions, a depository institution must have a Tier 1 ratio of at least 6%, a combined Tier 1 and Tier 2 ratio of at least 10%, and a leverage ratio of at least 5% and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels.

         The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements could cause regulators to initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

         As of December 31, 1998, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                                               MINIMUM
(DOLLARS IN THOUSANDS AT YEAR-END)                             REQUIRED           1998           1997
----------------------------------                          --------------   -------------  --------------
Tier I capital (1)                                                               $    8,097          5,937
Total capital (2)                                                                     8,580          6,340

Tier 1 capital ratio                                                   4.00%          14.70%         12.96%
Total capital ratio (2)                                                8.00           15.58          13.84
Leverage ratio (3)                                                     3.00+          11.10          10.12
                                                             ==============   =============  =============


(1)  As set forth in guidelines issued by the U.S. federal bank regulators.
(2)  Total capital includes Tier 1 and Tier 2.
(3)  Tier 1 capital divided by adjusted average assets.

(17)    FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies; however, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         Certain financial instruments and all nonfinancial instruments are excluded from the fair value disclosure requirements. Therefore, the fair values presented below should not be construed as the underlying value of the Corporation.

         As of December 31, 1998 and 1997, the carrying amount and estimated fair values of the Corporation's financial instruments were as follows:

                                                       1998                       1997
                                           -------------------------- --------------------------
                                             CARRYING        FAIR         CARRYING        FAIR
                                              AMOUNT         VALUE         AMOUNT         VALUE
                                           ------------ ------------- -------------- -----------
Financial assets:
    Cash and due from banks                $ 3,606,939     3,606,939     2,562,597     2,562,597
    Federal funds sold                      30,534,573    30,534,573     5,264,000     5,264,000
    Securities                               4,810,453     4,818,024     1,619,300     1,619,438
    Loans                                   60,330,461    60,234,425    53,097,451    53,183,294
    Accrued interest receivable                362,487       362,487       363,499       363,499
Financial liabilities:
    Demand deposits and savings accounts    55,184,638    55,184,638    41,015,961    41,015,961
    Certificates of deposit                 13,470,488    13,620,181    10,995,955    11,081,988
    Advances from the Federal
      Home Loan Bank                         9,000,000     9,000,000     7,500,000     7,500,000
    Accrued interest payable                    90,383        90,383        79,663        79,663


                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

         Cash and due from banks; Federal funds sold. The carrying amount is a reasonable approximation of fair value because of the short maturity of these instruments.

         Securities. Estimated fair value for securities is based on quoted market prices.

         Loans. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         Demand deposits, savings accounts, and certificates of deposit. The fair values disclosed for demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities.

         Advances from the Federal Home Loan Bank. The carrying amount is a reasonable approximation of fair value.

         Accrued interest receivable and payable. The carrying amount of accrued interest receivable and payable approximates its fair value.

         Off-balance sheet instruments. The fair value of commitments to extend credit approximates the fees charged to make these commitments since rates and fees of the contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 1998 and 1997.

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996

(18)    PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed parent company financial information of the Corporation as of December 31, 1998 and 1997, and for the year and four months ended December 31, 1998 and 1997, respectively:


       CONDENSED STATEMENT OF FINANCIAL CONDITION                       1998                   1997
       ------------------------------------------                 ------------------     -----------------
Assets:
  Cash                                                            $       14,207,177                 20,401
  Investment in bank                                                       8,537,220              6,403,971
  Securities available for sale                                            2,797,711                     --
  Other assets                                                                33,899                  3,841
                                                                  ------------------     -----------------
     Total assets                                                 $       25,576,007              6,428,213
                                                                  ==================      =================
Liabilities:
  Accrued expenses and other liabilities                                     144,355                     --

Shareholders' equity:
  Common stock                                                             5,334,765              1,491,855
  Additional paid-in capital                                              19,152,715              4,671,642
  Accumulated other comprehensive income                                       7,192                     --
  Accumulated earnings                                                       936,980                264,716
                                                                  ------------------      -----------------
      Total shareholders' equity                                          25,431,652              6,428,213
                                                                  ------------------      -----------------
      Total liabilities and shareholders' equity                  $       25,576,007              6,428,213
                                                                  ==================      =================

                         CONDENSED STATEMENT OF EARNINGS
                         -------------------------------
Dividend from bank                                                $              --                 50,000
Investment income                                                             27,072                     --
Interest income                                                              518,752                     --
Interest expense                                                                 --                 (2,124)
Operating expenses                                                          (107,922)              (32,475)
                                                                   ------------------     -----------------
                                                                             437,902                 15,401
Income tax (expense) benefit                                                (148,887)                 3,841
                                                                   ------------------     -----------------
     Income before equity in undistributed
       earnings of bank                                                      289,015                 19,242
     Equity in undistributed earnings of bank                                383,249                324,715
                                                                   ------------------     -----------------
     Net income                                                   $          672,264                343,957
                                                                   ==================     =================

                        GLB BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1998, 1997 and 1996


             CONDENSED STATEMENT OF CASH FLOWS                          1998                   1997
             ---------------------------------                    ------------------     -----------------
Net cash flows from operating activities:
    Net earnings                                                 $           672,264                343,957
    Adjustments to reconcile net cash provided
       by operating activities:
        Equity in undistributed earnings of Bank                            (383,249)              (324,715)
        Increase in other assets                                             (30,058)                (3,841)
        Increase in accrued expenses
          and other liabilities                                              140,650                     --
                                                                   ------------------     -----------------
          Net cash provided by operating activities                          399,607                 15,401
                                                                   ------------------     -----------------
Cash flows from investing activities:
    Purchases of securities available for sale                            (2,786,814)                    --
    Cash transferred to bank                                              (1,500,000)                    --
                                                                   ------------------     -----------------
          Net cash used in operating activities                           (4,286,814)                    --
                                                                   ------------------     -----------------
Cash flows from financing activities:
    Net proceeds from issuance of common stock                            18,073,983                  5,000
                                                                   ------------------     -----------------
          Net increase in cash                                            14,186,776                 20,401
Cash and cash equivalents at beginning of period                              20,401                     --
                                                                   ------------------     -----------------
Cash and cash equivalents at end of period                        $       14,207,177                 20,401
                                                                   ==================     =================

(19)    ACQUISITION

         On November 24, 1998, GLB Bancorp, Inc. and Maple Leaf Financial, Inc. (Maple Leaf) signed an Agreement of Affiliation and Plan of Merger, which was later amended December 29, 1998. The Agreement states that GLB Bancorp is to be the acquirer with the anticipated effective date to be sometime in the second quarter of 1999. As of December 31, 1998, Maple Leaf had total assets of $115,145,964. The total consideration to be given for the acquisition is $18,000,000 and 375,000 shares of GLB Bancorp, Inc. common stock. Upon completion of the acquisition, the Corporation will account for the transaction as a purchase, in accordance with generally accepted accounting principles.

(20)    SUBSEQUENT EVENT

         On January 1, 1999, the Bank froze the noncontributory defined benefit pension plan. The termination date is set for March 31, 1999. As of December 31, 1998, Management has not fully determined how they will settle their obligation under the Plan, and therefore has not assessed the impact of the termination on their consolidated financial statements, however, Management does not expect the impact to have a material effect.

MAPLE LEAF FINANCIAL, INC.

REPORT ON AUDITS OF CONSOLIDATED
FINANCIAL STATEMENTS

for the years ended December 31, 1998, 1997 and 1996

[LOGO] PRICEWATERHOUSECOOPERS


                                                      PricewaterhouseCoopers LLP
                                                      1500 One Cleveland Center
                                                      1375 East Ninth Street
REPORT OF INDEPENDENT ACCOUNTANTS                     Cleveland OH 44114-1700
                                                      Telephone (216)241 4380
                                                      Facsimile (216)575 0170


To the Board of Directors and Stockholders of Maple Leaf Financial, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of Maple Leaf Financial, Inc., formerly Geauga Savings Bank (the "Company"), as of December 31, 1998 and 1997, and the results of its operations and its consolidated cash flows each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for derivative instruments in 1998.


         /s/ PricewaterhouseCoopers LLP

February 24, 1999

CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997



                                         ASSETS                                                      1998               1997

Cash and overnight deposits                                                                  $      363,284     $      313,358
Interest bearing deposits                                                                         3,897,178          3,690,863
                                                                                              -------------      -------------

                  Total cash and cash equivalents                                                 4,260,462          4,004,221
Investment securities:
     Held to maturity (fair value of $4,702,495)                                                          -          4,512,285
    Available for sale, at fair value                                                            19,595,193         19,359,151
Loans receivable, net of allowance of $1,003,566 and $890,591, respectively                      87,561,313         73,960,355
Premises and equipment, net                                                                         192,583            146,791
Federal Home Loan Bank Stock                                                                      2,439,700          1,532,600
Accrued interest receivable                                                                         791,608            750,183
Prepaid expenses and other assets                                                                   286,740            812,419
Deferred tax asset                                                                                   18,365              -
                                                                                              -------------      -------------
                  Total assets                                                                $ 115,145,964      $ 105,078,005
                                                                                              =============      =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                      $  56,706,598      $  54,423,623
Reverse repurchase agreements                                                                        -              13,000,000
FHLB advances                                                                                    47,948,279         28,098,279
Advance payments by borrowers for taxes and insurance                                               508,278            367,689
Accrued interest payable                                                                            770,805            886,005
Deferred tax liability                                                                               -                   2,994
Accounts payable and accrued expenses                                                               360,403            377,384
                                                                                              -------------      -------------
                  Total liabilities                                                             106,294,363         97,155,974
                                                                                              -------------      -------------

Stockholders equity:
     Preferred stock, no par value, 10,000 shares authorized and unissued                            -                   -
     Common stock, Class A, no par value, 18,000 shares authorized; 7,210
          and 7,365 shares issued, respectively                                                   1,949,226          3,993,192
     Common stock, Class B, no par value, 18,000 shares authorized; 7,210
          and 0 shares issued, respectively                                                       1,949,226              -
     Treasury stock, 66 shares at cost                                                               -                 (23,100)
     Retained earnings                                                                            4,735,319          3,714,410
     Accumulated other comprehensive income                                                         217,830            237,529
                                                                                              -------------      -------------
                  Total stockholders' equity                                                      8,851,601          7,922,031
                                                                                              -------------      -------------
                  Total liabilities and stockholders' equity                                  $ 115,145,964      $ 105,078,005
                                                                                              =============      =============



The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 1998, 1997 and 1996



                                                                                  1998               1997               1996
                                                                             -------------       ------------      -------------
Interest Income:
     Interest and fees on loans                                              $   7,660,869       $  6,094,751      $   4,627,932
     FHLMC mortgage-backed participation certificates                            1,199,594          1,431,362          1,219,599
     Other securities                                                              247,426            168,011            122,614
                                                                            --------------     --------------     --------------
         Total interest income                                                   9,107,889          7,694,124          5,970,145
Interest expense:
     Deposits                                                                    2,945,244          2,688,443          1,900,590
     Federal Home Loan Bank advances                                             2,057,895          1,590,092          1,201,993
     Reverse repurchase agreements                                                 430,829            516,606            388,128
     Other interest expense                                                             64              2,118
                                                                            --------------     --------------     --------------
         Total interest expense                                                  5,434,032          4,797,259          3,490,711
                                                                            --------------     --------------     --------------

         Net interest income                                                     3,673,857          2,896,865          2,479,434

Provision for loan losses                                                          132,903            317,380            133,653
                                                                            --------------     --------------     --------------

         Net interest income after provision for loan losses                     3,540,954          2,579,485          2,345,781

Non-interest income:
     Service charges on deposit accounts                                            82,598             92,251             84,634
     Other income                                                                  145,235            103,920             93,636
                                                                            --------------     --------------     --------------
         Total non-interest income                                                 227,833            196,171            178,270
Non-interest expense:
     Salaries and employee benefits                                              1,027,518            798,042            698,521
     Premises, equipment, and occupancy                                            219.831            193,162            181,214
     Other operating expenses                                                      983,924            641,043            835,871
                                                                            --------------     --------------     --------------
         Total non-interest expense                                              2,231,273          1,632,247          1,715,606
                                                                            --------------     --------------     --------------

Income before income taxes                                                       1,537,514          1,143,409            808,445

Provision for federal income tax:
     Current                                                                       527,814            447,765            251,701
     Deferred                                                                      (11,209)           (59,458)            14,452
                                                                            --------------     --------------     --------------
                                                                                   516,605            388,307            266,153
                                                                            --------------     --------------     --------------
         Net income                                                              1,020,909            755,102            542,292
                                                                            --------------     --------------     --------------

Other comprehensive income, net of tax:
     Net unrealized (losses) gains on securities                                  (122,227)            58,709             49,256
     Cumulative effect of change in accounting principle                           102,528              -                  -
                                                                            --------------     --------------     --------------
Other comprehensive income                                                         (19,699)            58,709             49,256
                                                                            --------------     --------------     --------------

Comprehensive income                                                        $    1,001,210     $      813,811     $      591,548
                                                                            ==============     ==============     ==============



The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY for the years ended December 31, 1998 and 1997



                                                                   COMMON STOCK, NO PAR VALUE


                                                          SHARES                     SHARES                      RETAINED
                                                          ISSUED       CLASS A       ISSUED      CLASS B         EARNINGS
                                                          ------       -------       ------      -------         --------
Balances at December 31, 1995                              4,343      $1,998,688                                $ 2,417,016
  Issuance of additional common stock                      3,002       1,983,227
  Net income                                                                                                        542,292
  Net unrealized gains on securities
      net of tax expense of $24,174
                                                           -----      ----------      -----     ----------      -----------

Balances at December 31, 1996                              7,345      $3,981,915        -            -            2,959,308
  Issuance of additional common stock                         20          11,277        -            -                -
  Net income                                                 -              -           -            -              755,102
  Net unrealized gains on securities, net of
      tax expense of $30,191                                 -              -           -            -                -
Balances at December 31, 1997                              7,365       3,993,192        -            -            3,714,410
  Issuance of additional common stock                         11           8,360        -            -                -
  Retirement of Treasury stock                               (66)        (23,100)        -            -                -
  Stock dividend                                             -        (1,989,226)     7,310      1,989,226            -
  Purchase of Treasury stock                                 -              -           -            -                -
  Retirement of Treasury stock                              (100)        (40,000)      (100)       (40,000)            -
  Net income                                                 -               -          -              -          1,020,909
  Net unrealized losses on securities, net of
       tax benefit of $61,850                                -               -          -              -              -
  Cumulative effect of change in accounting principle,
      net of tax expense of $51,882
                                                           -----      ----------      -----     ----------      -----------
Balances at December 31, 1998                              7,210      $1,949,226      7,210     $1,949,226      $ 4,735,319
                                                           =====      ==========      =====     ==========      ===========



                                                                                   TREASURY STOCK
                                                          ACCUMULATED
                                                             OTHER
                                                         COMPREHENSIVE
                                                             INCOME             CLASS A       CLASS B           TOTAL
                                                             ------             -------       -------           -----
Balances at December 31, 1995                              $      129,564       (23,100)                   $  4,522,168
  Issuance of additional common stock                                                                         1,983,227
  Net income                                                                                                    542,292
  Net unrealized gains on securities
      net of tax expense of $24,174                                49,256                                        49,256
                                                           --------------       --------      --------     ------------

Balances at December 31, 1996                                     178,820       (23,100)          -           7,096,943
  Issuance of additional common stock                                -              -             -              11,277
  Net income                                                         -              -             -             755,102
  Net unrealized gains on securities, net of
      tax expense of $30,191                                       58,709           -             -              58,709
Balances at December 31, 1997                                     237,529       (23,100)          -           7,922,031
  Issuance of additional common stock                                -              -             -               8,360
  Retirement of Treasury stock                                       -           23,100           -                -
  Stock dividend                                                     -              -             -                -
  Purchase of Treasury stock                                         -          (40,000)      (40,000)          (80,000)
  Retirement of Treasury stock                                       -           40,000        40,000              -
  Net income                                                         -              -             -           1,020,909
  Net unrealized losses on securities, net of
       tax benefit of $61,850                                    (122,227)          -             -            (122,227)
  Cumulative effect of change in accounting principle,
      net of tax expense of $51,882                               102,528                                       102,528
                                                           --------------       --------      --------     ------------
Balances at December 31, 1998                              $      217,830           -             -        $  8,851,601
                                                           ==============       ========      ========     ============



The accompanying notes are an integral part of these financial statements

\


CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1998, 1997 and 1996



                                                                                         1998            1997             1996
                                                                                    ------------    ------------     ------------
Operating activities:
   Net income                                                                       $  1,020,909    $    755,102     $    542,292
   Adjustments to reconcile net income to net cash provided by operating activities:
      Amortization of premiums and accretion of discounts on investments, net            189,694          99,828           95,889
      Provision for loan losses                                                          132,903         317,380          133,653
      Deferral and amortization of net deferred loan origination income                  212,065         164,673           57,084
      Depreciation and amortization                                                       76,434          61,576           65,626
      Deferred income taxes                                                              (11,209)        (59,458)          14,452
      Decrease (increase) in accrued interest receivable, prepaid expenses and other
             assets                                                                      484,254        (491,165)        (145,305)
      (Decrease) increase in accrued interest payable, accounts payable, and
             accrued expenses                                                           (132,181)        372,285           34,950
      Common stock issued to officer                                                       8,360          11,277            7,847
      Loss on disposal of fixed assets                                                   -                 6,289             -
      FHLB Dividends                                                                    (141,200)       (102,600)         (75,860)
                                                                                    ------------    ------------     ------------
                  Net cash provided by operating activities                            1,840,029       1,135,187          730,628

Investing activities:
   Repayments on and sales proceeds from FHLMC MBS:
      Available for sale                                                              14,517,645       8,710,317        3,945,614
      Held to maturity                                                                   -               722,180        1,247,994
   Purchase of FHLMC MBS:
      Available-for-sale                                                             (10,460,943)    (10,434,250)     (12,325,483)
      Held-to-maturity                                                                   -              (996,562)            -
   Proceeds from maturities of investment securities                                     -               198,000          198,000
   Proceeds from loan repayments                                                      23,764,880      13,219,737       14,346,921
   Loans originated                                                                  (37,710,808)    (32,142,994)     (25,803,838)
   Purchases of premises and equipment                                                  (122,226)        (91,049)         (41,237)
   Purchases of Federal Home Loan Bank Stock                                            (765,900)       (178,600)        (202,440)
                                                                                    ------------    ------------     ------------
                  Net cash used in investing activities                              (10,777,352)    (20,993,221)     (18,634,469)

Financing activities:
   Net increase in demand, savings and NOW account deposits                            1,939,660       1,602,969          701,585
   Proceeds for issuance of time deposits                                              6,336,477      16,027,260       19,466,690
   Payments for maturing time deposits                                               (5,993,162)      (6,369,654)      (9,955,922)
   Proceeds for FHLB advances                                                         45,000,000       7,500,000        7,650,259
   Repayments of FHLB advances                                                       (25,150,000)     (4,000,000)        (787,900)
   Proceeds from reverse repurchase agreements                                        11,730,000      13,000,000       13,763,259
   Repayments of reverse repurchase agreements                                       (24,730,000)     (6,200,000)     (15,115,115)
   Net increase in advance payments by borrowers                                         140,589          86,207           66,316
   Purchase of treasury stock                                                            (80,000)           -           1,975,380
                                                                                    ------------    ------------     ------------
                  Net cash provided by financing activities                            9,193,564      21,646,782       17,764,552
                                                                                    ------------    ------------     ------------

Increase in cash and cash equivalents                                                    256,241       1,788,748         (139,289)
Cash and cash equivalents at beginning of year                                         4,004,221       2,215,473        2,354,762
                                                                                    ------------    ------------     ------------

Cash and cash equivalents at end of year                                            $  4,260,462    $  4,004,221     $  2,215,473
                                                                                    ============    ============     ============

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
        Interest                                                                    $  5,224,984    $  4,591,876     $  3,516,644
                                                                                    ============    ============     ============
        Taxes                                                                       $    569,200    $    305,200     $    195,275
                                                                                    ============    ============     ============



The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies of Maple Leaf Financial, Inc. and its subsidiary (the "Corporation") conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant policies:

         ORGANIZATION: Maple Leaf Financial, Inc. (the "Company") was organized under Ohio law to facilitate the reorganization of Geauga Savings Bank ("Geauga") into the holding company form of ownership, and thereafter to act as holding company for Geauga. Following receipt of shareholder and regulatory approval, on November 6, 1997, Geauga consummated its reorganization into the holding company form of ownership, becoming a wholly-owned subsidiary of the Company. The reorganization was effected by means of the merger of Geauga Interim Savings Bank, then a wholly-owned subsidiary of the Company, with and into Geauga pursuant to an Agreement and Plan of Reorganization and Merger dated May 14, 1997. As a result of the merger, all of the previously issued and outstanding shares of Geauga's capital stock were automatically converted on a one-for-one basis into an equal number of shares of company common stock. As a result, shareholders of Geauga became shareholders of the Company, and Geauga became a wholly-owned subsidiary of the Company. The reorganization has accounted for as a pooling-of-interests.

         In May 1998, stockholders voted to authorize a new Class B common stock, without par value ("Class B Stock"). The Class B Stock was distributed to stockholders of record at April 21, 1998, as a stock dividend with each stockholder receiving one share of Class B Stock for each share of existing common stock ("Class A Stock"). The Class B Stock has twenty votes for each share as compared to one vote for each share of Class A Stock, with limited transferability. The Class A Stock and the Class B Stock have equal rights as to cash dividends, liquidation preferences and all other matters. The dividend has been accounted for as a stock split.

         Additionally, in May 1998, the Corporation authorized 10,000 shares of preferred stock without par value.

         Geauga is engaged principally in the business of originating loans and maintaining deposits for customers in Northeast Ohio. As a savings bank chartered under the laws of the State of Ohio, Geauga is subject to supervision and regulation of the Ohio Division of Financial Institutions. Geauga is also a member of the Federal Home Loan Bank ("FHLB") system. Geauga maintains insurance on deposits with the Federal Deposit Insurance Corporation ("FDIC") through the FDIC's Savings Association Insurance Fund ("SAIF"), and is subject to supervision and regulation by the FDIC as well.

         As of January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130 ("FAS 130"), "Reporting Comprehensive Income". FAS 130 establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of FAS 130 has no effect on the Corporation's net income, stockholders' equity, or earnings per share. FAS 130 requires unrealized gains or losses on available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in "Other Comprehensive Income" on the face of the income statement. Prior period financial information has been restated to reflect implementation of FAS 130.

         PRINCIPALS OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and Geauga. All significant intercompany balances and transactions have been eliminated in consolidation.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         USE OF SIGNIFICANT ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

         CASH FLOWS: For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, interest bearing deposits at banks, and federal funds sold.

         INVESTMENT SECURITIES AND MORTGAGE-BACKED PARTICIPATION CERTIFICATES:
         Debt and equity securities are classified as held-to-maturity or available-for-sale. The Corporation does not maintain a trading account. Securities classified as held-to-maturity are measured at amortized or historical cost, securities available-for-sale at fair value. Adjustment to fair value of the securities available-for-sale, in the form of unrealized holding gains and losses, is reported net of applicable income tax as a component of comprehensive income. Gains or losses on the sales of investment securities are recognized upon realization and are determined by the specific identification method.

         During 1998, the Corporation adopted Statement of Financial Accounting Standards No. 133 (FAS 133) "Accounting for Derivative Instruments and Hedging Activities". FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize derivatives as other assets or liabilities at fair value, with gains or losses determined depending on the intended use of the derivative and its resulting designation.

         The Corporation, upon its adoption of FAS 133, reclassified $3,769,661 of held-to-maturity securities as available-for-sale so that those securities would be eligible as hedged items in future fair-value and cash flow hedge transactions. This reclassification resulted in a net-of-tax cumulative effect type adjustment of $102,528.

         LOANS RECEIVABLE: Most of the Corporation's lending activity is within northeastern Ohio. The Corporation does not have significant concentrations of loans in any one industry. Interest income is recognized as it accrues during the period the loans are outstanding in accordance with the loan terms. The Corporation does not accrue interest on loans if, in the opinion of management, its collection becomes doubtful. Loans held for sale, if any, are stated at the lower of cost or market.

         Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan yield over the contractual life of the related loans. Unamortized fees related to loans sold or prepaid are credited to income in the year the related loans are sold or prepaid.

         A loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

         PROVISION FOR POSSIBLE LOAN LOSSES: The provision for loan losses charged to operating expenses is determined by management based upon historical loan loss experience and estimates of possible losses in the current loan portfolio.

         PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided on both the double declining balance method and the straight-line method over the estimated useful lives of the assets. Gains and losses on routine dispositions are included in income. Maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized.

         FEDERAL INCOME TAXES: The Corporation follows the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.


         RECLASSIFICATIONS: Certain items in the 1997 financial statements have been reclassified to conform to the 1998 presentation.


2.       ACQUISITION:


         The Corporation entered into a merger agreement with GLB Bancorp, Inc. ("GLB") on November 24, 1998, which was amended as of December 29, 1998. GLB is a bank holding company headquartered in Mentor, Ohio with consolidated assets of approximately $75 million. GLB's sole subsidiary is Great Lakes Bank which has seven offices in Lake County.

         Under terms of the agreement, the Company will be acquired by GLB and Geauga will merge into Great Lakes Bank. Stockholders of the Corporation will receive a combination of cash and GLB stock, as defined in the agreement, the aggregate of which shall be $18 million in cash or an amount as close to that amount as practicable, and 375,000 shares of GLB Common Stock or a number of shares as close to (but not in excess of) that number as practicable. The transaction, subject to stockholder and regulatory approvals, will be accounted for as a purchase and is expected to close during the 1999 second quarter.



3.       PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS:

         During 1996, the Board of Directors and stockholders approved a private offering of units of common stock and warrants to a group of the Corporation's directors, officers and stockholders to raise capital. The Corporation offered to sell 3,000 units at a cost of $660 per unit and during 1996, 2,993 units were sold at an aggregate price of $1,975,380.

         Each unit consisted of one share of the Corporation Common Stock, par value $350 per share, plus two warrants, no value associated with the warrants, to purchase additional common shares. Each warrant entitles the holder to purchase one share of Class A Stock and one share of Class B Stock at $825 and expires March 1, 2004. No warrants were exercised during 1998, 1997 or 1996.


         In connection with a 1991 private offering, 1,252 units were sold. Each unit consists of one share of the Corporation Common Stock, par value $350 per share, plus two warrants to purchase additional common shares, each warrant to entitle the holder to purchase one share of Class A Stock and one share of Class B Stock at $625 and to expire July 1, 2001. No warrants from this private offering were exercised during 1998, 1997 or 1996.

4.       INVESTMENT SECURITIES:

         Investment securities consist of Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") mortgage-backed participation certificates and are composed of the following for the years ended December 31:



                                                                               1998
                                       ------------------------------------------------------------------------------------
                                                                 GROSS                GROSS
                                          AMORTIZED            UNREALIZED           UNREALIZED              MARKET
         CLASSIFICATION                      COST                GAINS                LOSSES                 VALUE
         --------------                 --------------        ------------      ------------------       -------------
         Available for sale             $   19,265,147        $    330,976      $              930       $  19,595,193
                                        --------------        ------------      ------------------       -------------
                    Total               $   19,265,147        $    330,976      $              930       $  19,595,193
                                        ==============        ============      ==================       =============



                                                                                      1997
                                       ------------------------------------------------------------------------------------
                                                          GROSS            GROSS
                                        AMORTIZED       UNREALIZED       UNREALIZED          MARKET           CARRYING
         CLASSIFICATION                    COST            GAINS            LOSSES            VALUE              VALUE
         --------------               ------------      ------------    -------------      -------------      ------------
         Held to maturity              $ 4,512,285      $    190,313    $         103      $   4,702,495      $  4,512,285
         Available for sale             18,999,258           360,315              422         19,359,151        19,359,151
                                      ------------      ------------    -------------      -------------      ------------
                  Total               $ 23,511,543      $    550,628    $         525      $  24,061,646      $ 23,871,436
                                      ============      ============    =============      =============      ============


         The adjusted cost and market value of the mortgage backed securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities based on the issuers' rights to call or prepay obligations with or without call or prepayment penalties.


                                                                               ADJUSTED            MARKET
                                                                                 COST              VALUE
                                                                            --------------     --------------
         Due after one year through five years                              $      119,497     $      122,850
         Due after five years through ten years                                    375,633            383,120
         Due after ten years                                                    18,770,017         19,089,223
                                                                             -------------      -------------
                           Total                                             $  19,265,147      $  19,595,193
                                                                             =============      =============



The adjustable rate mortgage-backed participation certificates listed above mature as principal payments are received on the related mortgages. Maturities range from 2000 through 2027. During 1998 and 1997, there were no sales of mortgage-backed securities prior to maturities.

5.       LOANS RECEIVABLE:

         The classifications of loans at December 31 are as follows:



                                                                         1998               1997               1996
                                                                   --------------     --------------     --------------
         SBA                                                       $      449,462     $      165,041     $      104,313
         Mortgage                                                      81,613,960         69,008,333         52,005,651
         Construction                                                   9,848,785          7,994,643          4,876,683
         Installment loans to individuals                               1,421,570          1,594,583          1,498,030
         Commercial                                                       130,129            124,003            142,584
                                                                    -------------      -------------      -------------
                                                                       93,463,906         78,886,603         58,627,261
         Less:
              Loans in process                                          3,967,351          3,316,046          1,962,486
              Net deferred loan fees                                      931,676            719,611            554,437
                                                                    -------------      -------------      -------------

                           Total loans                                 88,564,879         74,850,946         56,110,338

         Less allowance for loan losses                                 1,003,566            890,591            591,186
                                                                    -------------      -------------      -------------

                           Loans receivable, net                    $  87,561,313      $  73,960,355      $  55,519,152
                                                                    =============      =============      =============

         An analysis of changes in the allowance for loan losses follows:


                                                           1998               1997               1996
                                                     --------------     --------------      -------------
         Balance at beginning of the year            $      890,591     $      591,186      $     461,990
         Provision for loan losses                          132,903            317,380            133,653
         Net charge offs                                    (19,928)           (17,975)            (4,457)
                                                     --------------      -------------      -------------

         Balance at end of the year                  $    1,003,566      $     890,591      $     591,186
                                                     ==============      =============      =============



6.       PREMISES AND EQUIPMENT:

         Premises and equipment at December 31 are as follows:


                                                                                 1998               1997
                                                                            --------------      -------------
         Equipment                                                          $      506,763      $     402,371
         Leasehold improvements                                                    170,355            152,521
                                                                            --------------      -------------
                                                                                   677,118            554,892
         Less accumulated depreciation and amortization                           (484,535)          (408,101)
                                                                            --------------      -------------
                                                                            $      192,583      $     146,791
                                                                            ==============      =============

7.       DEPOSITS:

         Deposits at December 31 are summarized as follows:


                                                                   1998               1997
                                                             -------------       ------------
         Non-interest bearing                                $   1,057,237       $  1,812,990
         NOW and money market accounts                           4,704,362          3,777,268
         Savings deposits                                        7,047,175          5,256,547
         Time deposits                                          43,897,824         43,576,818
                                                             -------------       ------------
                                                             $  56,706,598       $ 54,423,623
                                                             =============       ============


         The weighted average interest rates expense on deposits during 1998, 1997 and 1996 are as follows:


                                                              1998               1997               1996
                                                           ----------         ----------         ----------
         NOW and money market accounts                          1.51%              1.61%              1.76%
         Savings deposits                                       3.59%              3.65%              3.50%
         Time deposits                                          6.15%              5.74%              5.56%


         Time deposits at December 31, 1998 mature during the years ending December 31 as follows:

                           1999                           $  28,989,432
                           2000                              10,062,989
                           2001                               2,840,932
                           2002                               1,847,525
                           2003                                 156,946
                           ----                           -------------

                                    Total                 $  43,897,824
                                                          =============


         The aggregate amount of time deposits of $100,000 or more at December 31, 1998 and 1997 is $954,950 and $1,045,989, respectively. Interest expense related to time deposits of $100,000 or more is $60,321, $61,740 and $58,576 and for the years ended December 31, 1998, 1997 and 1996, respectively.

         Interest expense on deposits for the years ended December 31 is detailed as follows:


                                                                1998               1997               1996
                                                           -------------      -------------      -------------
         NOW and money market accounts                     $      49,538      $      53,508      $      56,894
         Savings deposits                                        244,057            223,184            174,445
         Time deposits                                         2,651,649          2,411,751          1,669,251
                                                           -------------      -------------      -------------
                                                           $   2,945,244      $   2,688,443      $   1,900,590
                                                           =============      =============      =============

8.       BORROWED FUNDS:

         The following borrowed funds are outstanding at December 31, 1998 and 1997:


         FHLB advances:
            CURRENT
             RATE                                                        1998               1997
            ------                                                  -------------      -------------
            4.8720%      - November 15, 2013                              122,000            122,000
            4.7720%      - November 15, 2013                            1,185,000          1,185,000
            5.6000%      - March 21, 2014                                 308,000            308,000
            5.6000%      - March 21, 2014                                 317,000            317,000
            4.9720%      - September 23, 2014                              29,480             29,480
            4.9720%      - September 23, 2014                             336,540            336,540
            6.0422%      - November 4, 2004                                                  750,000
            6.0500%      - November 8, 2004                                                2,000,000
            5.9914%      - May 24, 2004                                                    1,000,000
            6.0500%      - November 4, 2005                                                1,500,000
            5.9500%      - December 18, 2015                                               5,900,000
            6.0600%      - January 29, 2016                                                2,000.000
            5.2438%      - July 12, 2001                                4,150,259          4,150,259
            6.2000%      - November 1, 2001                             1,000,000          1,000,000
            6.0188%      - March 21, 2007                                                  4,000,000
            6.0188%      - March 21, 2007                                                  3,500,000
            5.1500%      - March 11, 2008                               9,500,000
            5.0800%      - April 8, 2008                                5,000,000
            5.1500%      - June 29, 2008                               16,000,000
            4.6600%      - June 21, 2008                                5,000,000
            4.5300%      - October 1, 2008                              2,500,000
            4.8200%      - October 2, 2008                              2,500,000
                                                                    -------------      -------------
                         Total FHLB advances                        $  47,948,279      $  28,098,279
                                                                    =============      =============
         Reverse repurchase agreements:
            5.7900%      - March 10, 1998                           $     -               10,000,000
            5.8800%      - June 22, 1998                                  -                3,000,000
                                                                    -------------      -------------
                         Total reverse repurchase agreements        $     -            $  13,000,000
                                                                    =============      =============


         The Corporation participates in a program offered by the FHLB in which it can obtain renewable advances from the FHLB up to specified dollar amounts. To collateralize these advances, the FHLB has a security interest in up to 100% of the Corporation's residential real estate mortgage loans in an amount equaling 150% of the advances outstanding in 1998 and 1997.

         The Corporation also borrows funds through the use of reverse repurchase agreements issued by FNMA and collateralized by the Corporation's FHLMC and FNMA mortgage-backed participation certificates. Upon maturity of the reverse repurchase agreements, the Corporation agrees to purchase the related participation certificates back from the FNMA.

8.       BORROWED FUNDS, CONTINUED:

         The maximum and average amounts of reverse repurchase agreements outstanding are $13,000,000 and $6,916,667 in 1998, $13,000,000 and
         $9,216,667 in 1997, and $7,563,259 and $6,856,939 in 1996,
         respectively.

         The terms of the Corporation's master repurchase agreement with the FHLMC requires collateral equal to 105% of the outstanding transactions. FHLMC adjustable rate mortgage pools are provided as collateral on the reverse repurchase agreements. Because these pools reduce monthly by the amount of the principal paid, margin calls are received monthly.

         Margin calls may be met by available funds, reported as restricted cash, or additional securities at least equal in market value to the margin deficit. These funds are maintained in a margin account which earn interest at a rate equal to the reverse repurchase rate on the outstanding transactions.

         The Corporation also has a $425,000 line of credit with a commercial bank bearing interest at the bank's federal funds rate and a $1,000,000 line of credit with the Federal Home Loan Bank. There was no outstanding balance on either line at December 31, 1998 or 1997.


9.       INCOME TAXES:

         Deferred taxes result from timing differences in the recognition of certain items of income and expense for income tax and financial reporting purposes. Principal items are the loan loss reserve deduction, Federal Home Loan Bank stock dividends and deferred loan fees, as shown below:


                                                                                1998              1997
                                                                            ------------     ------------
         Deferred tax liabilities:
                  Gain on securities                                        $    122,216     $    122,364
                  Depreciation                                                    (3,596)           1,956
                  FHLB stock                                                     174,662          126,654
                  Tax loan loss reserve                                           93,927          110,164
                                                                            ------------     ------------
                           Total deferred tax liability                          377,209          361,138
         Deferred tax assets:
                  Nondeductible accrued expenses                                  12,105                -
                  Provision for loan losses                                      355,615          310,428
                  Deferred loan fees                                              25,592           45,314
                  Vacation not used by March 15, 1998                              2,262            2,402
                                                                            ------------     ------------
                           Total deferred tax assets                             395,574          358,144
                                                                            ------------     ------------
         Net deferred tax asset (liability)                                 $     18,365     $     (2,994)
                                                                            ============     ============


         On August 21, 1996, The Small Business Job Protection Act was signed into law which repeals the favorable tax bad debt deduction method available to savings banks. The Corporation was required to change its tax bad debt method to the specific charge off method under Internal Revenue Code Section 585 effective for fiscal year ending December 31, 1996.

         It is anticipated that the change in method will result in taxable income of approximately $299,240 representing the excess of the Corporation's tax bad debt reserve that arose in tax years beginning before December 31, 1987 (base year amount). Generally, the income will be recognized for tax purposes ratably over a six year period. A deferred tax liability has been established for the effect of this new regulation.

         The deferred federal income tax expense is comprised of:



                                                                            1998             1997            1996
                                                                        ----------       ----------       ---------
         Nondeductible accrued expenses                                 $  (21,105)      $    -           $  33,293
         Deferred loan fees collected, net of amortization                  19,723          11,447             -
         Federal Home Loan bank stock dividends collected, net
            of redemptions                                                  48,008          34,884           25,792
         Change in timing of tax versus book depreciation                   (5,551)         (1,673)          (2,441)
         Bad debt deduction in excess of book expense                      (62,144)       (100,282)         (42,192)
         Other (December 31, 1996 Adjustment)                                  858          (3,834)
                                                                        ----------       ---------        ---------
         Deferred federal income tax (benefit) expense                  $  (11,209)      $ (59,458)       $  14,452
                                                                        ==========       =========        =========



10.      RELATED PARTY TRANSACTIONS:


         The Corporation any had no loans with officers, directors, entities in which directors are involved or affiliated, or principal stockholders or their associates at December 31, 1998.


         Effective November 1997, a related party began serving as a safekeeping agent for the Corporation. The safekeeping agent charges no fees to the Corporation for these services. Fees for this service would be approximately $7,000.


11.      LEASES:

         All operations are conducted in leased facilities. Lease terms range from one to five years and may be extended under renewal options up to an additional five years. Generally, under the terms of the leases, the Corporation pays all taxes, assessments, insurance, and other expenses incidental and necessary to the operations and maintenance of the leased facilities. All leases are considered operating leases.

11.      LEASES, CONTINUED:

         The following is a schedule by year of minimum future payments on non-cancelable leases as of December 31, 1998:

                     1999                               $   83,447
                     2000                                   68,765
                     2001                                   28,652
                                                        ----------

                     Total minimum lease payments       $  180,864
                                                        ==========

         Total rent expense amounted to $70,911, $57,492 and $49,156 in 1998, 1997 and 1996, respectively.



12.      FINANCIAL INSTRUMENTS WITH CREDIT RISK:

         The Corporation is a party to financial instruments with credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit.

         These instruments involve, to varying degrees, elements recognized in the consolidated balance sheets. The contract or notional amount of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

         Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit- worthiness on an individual basis, and the amount of collateral obtained, if any, is based on this evaluation. Collateral held varies, but may include real estate and equipment. The Corporation generally uses the same credit policies in making commitments as it does for on-balance sheet instruments.


         Lines of credit whose contract amounts represent credit risk of $919,333 and $1,180,326 of variable rate commitments to extend credit at December 31, 1998 and 1997, respectively. In management's opinion, these commitments represent normal banking transactions no losses are anticipated to result therefrom.




13.       COMMITMENTS AND CONTINGENCIES:

         The Corporation has an employment contract with the President of the Corporation for a three year term ending on December 31, 1999. This contract specifies term of employment, duties of employee, compensation, benefits and other general provisions.

14.      OTHER OPERATING EXPENSES:

         Other operating expenses for the years ended December 31 include:



                                                             1998             1997             1996
                                                        -----------      -----------      -----------
         Advertising                                    $    55,206      $    59,024      $    49,014
         Profession and legal services                      203,272           68,855           88,566
         Service bureau                                      95,858           88,520           90,746
         Office supplies                                     45,695           40,180           36,700
         Telephone                                           48,194           42,414           31,911
         Franchise tax                                      107,376           93,461           49,800
         Federal insurance premiums                          32,518            7,630          298,722
         Other                                              395,805          240,959          190,412
                                                        -----------      -----------      -----------
                                                        $   983,924      $   641,043      $   835,871
                                                        ===========      ===========      ===========



15.      REGULATORY ENVIRONMENT:

         Geauga is a State Chartered Savings Bank supervised by, and subject to periodic examination by, the FDIC and the Ohio Division of Savings and Loans and Savings Banks. Geauga is also subject to the rules and regulations of the FDIC and the State of Ohio. The monetary policies of the regulatory authorities, including the Federal Reserve Board have a significant effect on the operating results of Geauga, and the effects of future monetary policies cannot be predicted.


16.      REGULATORY MATTERS:

         Geauga is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on Geauga's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Geauga must meet specific capital guidelines that involve quantitative measures of Geauga's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Geauga's capital amounts and classification are also subject to quantitative judgments by regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require Geauga to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998 that Geauga meets all capital adequacy requirements to which it is subject.


         As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation ("FDIC") categorized Geauga as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Geauga must maintain minimum total risk-based, Tier risk-based, and Tier I leverage ratios as set forth in the table. In management's opinion, there are no conditions or events since the FDIC's notification that have changed Geauga's categorization as "adequately capitalized".

                                                                  (Dollars in Thousands)

                                                                                                             To be Well
                                                                                                          Capitalized Under
                                                                                    For Capital           Prompt Corrective
                                                            Actual               Adequacy Purposes        Action Provisions
                                                   --------------------     -----------------------      -------------------
         As of December 31, 1998:                  Amount         Ratio     Amount            Ratio      Amount        Ratio
                                                   -------        -----     ------            -----      ------        -----
         Risk-based
         Total Capital (to Risk Weighted Assets)   $   9,210      14.97%    $    4,922         8.00%   $   6,152       10.00%
         Tier I Capital (to Risk Weighted Assets)  $   8,438      13.72%    $    2,461         4.00%   $   3,692        6.00%
         Tier I Capital (to Average Assets)        $   8,438       7.67%    $    4,400         4.00%   $   5,501        5.00%




17.      FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS:

         Disclosures of fair value information about certain financial instruments, whether or not recognized in the consolidated balance sheets, are provided as follows. Instruments for which quoted market prices are not available are valued based on estimates using present value or other valuation techniques whose results are significantly affected by the assumptions used, including discount rates and future cash flows. Accordingly, the values so derived, in many cases, may not be indicative of amounts that could be realized in immediate settlement of the instruments. Also, certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. For these and other reasons, the aggregate fair value amounts presented below are not intended to represent the underlying value of the Corporation.

         The following methods and assumptions were used to estimate the fair values of each class of financial instrument presented:

         INVESTMENT SECURITIES: Fair values are based on quoted prices, or for certain fixed maturity securities not actively traded estimated values are obtained from independent pricing services.

         NET LOANS AND FHLMC MORTGAGE-BACKED PARTICIPATION CERTIFICATION: Fair value for loans with interest rates that fluctuate as current rates change are generally valued at carrying amounts with an appropriate discount for any credit risk. Fair values of other types of loans are estimated by discounting the future cash flows using the current rates for which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         CASH AND DUE FROM BANKS: The carrying amount is considered a reasonable estimate of fair value.

         ACCRUED INTEREST RECEIVABLE: The carrying amount is considered a reasonable estimate of fair value.

         DEPOSITS: The carrying amount is considered a reasonable estimate of fair value for demand and savings deposits and other variable rate deposit accounts. The fair values for fixed maturity certificates of deposit and other time deposits are estimated using the rates currently offered for deposits on similar remaining maturities.

         ACCRUED INTEREST PAYABLE: The carrying amount is considered a reasonable estimate of fair value.

         COMMITMENTS TO EXTEND CREDIT: The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements, the creditworthiness of the counterparties, and the difference, if any, between current interest rates and the committed rates.

         The estimated fair values of the Corporation's financial instruments based on the assumptions described above are as follows:



                                                                                           December 31, 1998
                                                                                     --------------------------------
                                                                                       Carrying              Fair
                                                                                         Amount              Value
                                                                                     -------------      -------------
         Financial assets:
           FHLMC mortgage-backed participation certification                         $  19,595,193      $  19,595,193
           Interest bearing deposits                                                     3,897,178          3,897,178
           Net loans                                                                    87,561,313         90,183,000
           Cash and overnight deposits                                                     363,284            363,284
           Accrued interest receivable                                                     791,608            791,608
         Financial liabilities:
           Deposits                                                                     56,706,598         58,077,000
         Unrecognized financial instruments:
           Commitments to extend credit                                                  4,886,684          4,886,684



18.      DEPOSIT INSURANCE FUNDS ACT OF 1996:

         On September 30, 1996, the Deposit Insurance Funds Act of 1996 which includes provisions to recapitalize SAIF was signed into law. It provides for the eventual merger of the thrift fund with the Bank Insurance Fund ("BIF"), and reallocates payment of the annual Financing Corporation ("FICO") bond obligation.

         As part of the package, the Federal Deposit Insurance Corporation ("FDIC") imposed a one time assessment of 65.7 basis points to be applied against all SAIF assessable deposits as of March 31, 1995, which will bring the SAIF up to the statutorily prescribed 1.25% designated reserve ratio. The special assessment, which was paid in 1996, was included as a $219,854 pretax charge to operating expense.

         Effective January 1, 1997, SAIF members will have the same risk-based assessment schedule as BIF members. All SAIF and BIF institutions will be responsible for sharing the cost of interest payments on the FICO bonds. The cost will be an annualized charge of 1.3 basis for BIF deposits and 6.4 basis points for SAIF deposits. The annual cost of interest payments in 1997 was $7,630, net of a $20,837 refund.

                                                                      APPENDIX A

                            AGREEMENT OF AFFILIATION
                               AND PLAN OF MERGER
            (composite agreement, as amended as of December 29, 1998)

         THIS AGREEMENT OF AFFILIATION AND PLAN OF MERGER dated as of November 24, 1998 (this "Agreement") is made by and between GLB Bancorp, Inc., an Ohio corporation ("GLB"), and Maple Leaf Financial, Inc., an Ohio corporation ("Maple Leaf").

         WHEREAS, the respective Boards of Directors of GLB and Maple Leaf have each determined that it is in the best interests of their respective shareholders for Maple Leaf to merge with and into GLB upon the terms and subject to the conditions set forth herein;

         WHEREAS, the respective Boards of Directors of GLB and Maple Leaf have each approved the merger of Maple Leaf with and into GLB, upon the terms and subject to the conditions set forth herein;

         WHEREAS, contemporaneously with or promptly following the merger of Maple Leaf with and into GLB, the Board of Directors of GLB intends to merge Geauga Savings Bank, an Ohio-chartered savings bank and wholly owned subsidiary of Maple Leaf, with and into Great Lakes Bank, an Ohio-chartered commercial bank and wholly owned subsidiary of GLB; and

         WHEREAS, for accounting purposes, it is intended that the merger will be accounted for as a "purchase."

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto agree as follows:

                                    ARTICLE 1
                                   THE MERGER
         1.1.     MERGER

                  1.1.1. MERGER. At the Effective Time (as hereinafter defined), a newly formed wholly-owned subsidiary of GLB (the "Subsidiary") shall be merged with and into Maple Leaf (the "Merger") in accordance with the provisions of
Section 1701.78 of the Ohio General Corporation Law ("OGCL"). As a result of the Merger, GLB shall have acquired all of the Maple Leaf Common Stock (as hereinafter defined), Maple Leaf will be the surviving corporation in the Merger, the result of which will be that Maple Leaf shall be a wholly-owned subsidiary of GLB, and will continue after the Merger to be incorporated under the laws of the State of Ohio (the "Surviving Corporation"). The Merger shall have the effects specified in the OGCL. The name of the Surviving Corporation will be "Maple Leaf Financial, Inc."

                  1.1.2. EFFECTIVE TIME. As soon as practicable following the Closing (as hereinafter defined), Maple Leaf and the Subsidiary (the "Constituent Corporations") shall cause a certificate of merger complying with the requirements of Section 1701.81 of the OGCL (the "Certificate of Merger") to be filed with the Secretary of State of Ohio. The form of Certificate of Merger is attached hereto as Exhibit 1.1.2. The Merger will become effective at the time and date set forth in the Certificate of Merger filed with the Secretary of State of the State of Ohio (the "Effective Time").

                  1.1.3. CONSUMMATION OF THE MERGER. Provided that this Agreement is not earlier terminated pursuant to Section 8.1 hereof, the closing of the Merger (the "Closing") will occur (i) at 10:00 a.m. (local time) at the principal executive offices of GLB as promptly as practicable after the date on which all of the conditions set forth in Article 6 of this Agreement are satisfied or duly waived, but not before at least fifteen days have elapsed since FRB (as hereinafter defined) approval of the Merger, or (ii) at such other time and place and on such other date as GLB and Maple Leaf may agree.

                  1.1.4. ARTICLES OF INCORPORATION AND REGULATIONS. The Articles of Incorporation, as amended, and Code of Regulations of Maple Leaf in effect immediately prior to the Effective Time will be the Articles of Incorporation, as amended, and Code of Regulations of the Surviving Corporation after the Effective Time, until duly amended in accordance with their respective terms and the OGCL.

                  1.1.5. DIRECTORS AND OFFICERS. The directors and officers of GLB immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Surviving Corporation's Articles of Incorporation, as amended, and Code of Regulations and the OGCL.

         Immediately following Closing, Betty L. Kimbrew, who is currently a director and executive officer of Maple Leaf and Geauga Savings Bank, will be appointed to the Board of Directors of GLB and Maple Leaf. In the event that she is unable to serve or does not consent to serve as a director of GLB at that time, GLB and Maple Leaf shall agree upon a substitute nominee to serve as a director of GLB. In addition, GLB will propose to its shareholders for adoption at the 1999 Annual Meeting of Shareholders an amendment of the Code of Regulations of GLB for the purpose of increasing the authorized number of directors, unless (i) a vacancy on the Board of Directors exists at Closing or is created prior to the time of the 1999 Annual Meeting of Shareholders or (ii) a director of GLB declines to stand for reelection at the 1999 Annual Meeting. Provided he is able to serve and consents to serve as a director of GLB, GLB will also nominate Mr. Howard Amster, who is a director of Maple Leaf and Geauga Savings Bank, for election as a director at the 1999 Annual Meeting of Shareholders, but his service as a director may be contingent upon the existence of a vacancy, whether by expansion of the authorized number of directors, by resignation of a director or otherwise. If elected at the 1999 Annual Meeting of Shareholders, Mr. Amster would fill the vacancy, if any, created by expansion of the authorized number of directors, by resignation of a director or otherwise. Individuals appointed or elected to the Board of Directors of GLB shall serve until the first annual meeting of shareholders of GLB following such appointment or election, or until their successors shall have been duly elected, appointed and qualified. Pending his election or appointment as a director of GLB, Mr. Howard Amster may attend meetings of the Board of Directors of GLB, subject to any reasonable confidentiality conditions the Board of Directors may impose in connection with such attendance.

                                    ARTICLE 2
                        CONVERSION AND EXCHANGE OF SHARES

         2.1. CONVERSION AND EXCHANGE OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any party or any shareholder, the following shall occur:

                  A. Subject to the subsequent provisions of this Agreement, each share of Class A common stock, without par value, and each share of Class B common stock, without par value, of Maple Leaf (together, the "Maple Leaf Common Stock") shall be canceled and extinguished and shall be converted into and become a right to receive: (1) an amount of cash equal to the quotient of (a) $10,597,258 divided by (b) the total number of shares of Maple Leaf Common Stock issued and outstanding immediately prior to the Effective Time (such cash consideration, representing the sum of $734.90 per issued and outstanding share of Maple Leaf Common Stock as of the date hereof, is hereinafter referred to as the "Tier 1 Merger Cash Consideration"); plus (2) the number of shares of GLB Common Stock equal to the quotient of (x) 220,776 shares of GLB Common Stock divided by (y) the total number of shares of Maple Leaf Common Stock issued and outstanding immediately prior to the Effective Time (such consideration at the date hereof, representing 15.31 shares of GLB Common Stock, is hereinafter referred to as the "Tier 1 Merger Share Consideration"). Tier 1 Merger Cash Consideration and Tier 1 Merger Share Consideration are hereinafter referred to together as the "Tier 1 Merger Consideration."

         EXAMPLE: By way of illustration only, assuming a shareholder owns one
         (1) share of Maple Leaf Common Stock, the Tier 1 Merger Cash Consideration to which the shareholder would be entitled is calculated as follows:

                   $10,597,258    Aggregate Tier 1 Merger Cash Consideration
divided by              14,420    Total Maple Leaf Common Stock outstanding
                   -----------
                 =     $734.90    Tier 1 Merger Cash Consideration per share
multiplied by                1    Shares of Maple Leaf Common Stock held by shareholder
                   -----------
                 = $    734.90    Tier 1 Merger Cash Consideration received by shareholder
                   ===========

         and the Tier 1 Merger Share Consideration to which such shareholder would be entitled is calculated as follows:

                       220,776     Aggregate Tier 1 Merger Share Consideration
divided by              14,420     Total Maple Leaf Common Stock outstanding
                   -----------
                   =     15.31     Tier 1 Merger Share Consideration per share
multiplied by                1     Shares of Maple Leaf Common Stock held by shareholder
                    ---------
                   =     15.31     Tier 1 Merger Share Consideration received by shareholder;
                    ==========

         thus, such shareholder would be entitled to $734.90 in cash and 15.31 shares of GLB Common Stock.

         B. Each outstanding 1996 Warrant (representing the right to purchase one share of Class A common stock, without par value, and one share of Class B common stock, without par value, of Maple Leaf each at the exercise price of $412.50 per share) shall be cancelled and extinguished and shall be converted into and become a right to receive: (1) an amount of cash equal to the quotient of (a) $4,943,825 divided by (b) the total number of 1996 Warrants outstanding immediately prior to the Effective Time (such cash consideration, representing the sum of $825.90 per outstanding 1996 Warrant as of the date hereof, is hereinafter referred to as the "Tier 2 Merger Cash Consideration"); plus (2) the number of shares of GLB Common Stock equal to the quotient of (x) 102,996 shares of GLB Common Stock divided by (y) the total number of 1996 Warrants outstanding immediately prior to the Effective Time (such consideration at the date hereof, representing 17.21 shares of GLB Common Stock, is hereinafter referred to as the "Tier 2 Merger Share Consideration"). Tier 2 Merger Cash Consideration and Tier 2 Merger Share Consideration are hereinafter referred to together as the "Tier 2 Merger Consideration." It is intended that the holders of the 1996 Warrants receive only the difference between the value of the Tier 1 Merger Consideration and the exercise price of each share which is the subject of a 1996 Warrant.

         EXAMPLE: By way of illustration only, assuming a warrant holder owns one (1) 1996 Warrant, the Tier 2 Merger Cash Consideration to which such warrant holder would be entitled is calculated as follows:

                     $4,943,825      Aggregate Tier 2 Merger Cash Consideration
divided by                5,986      Total 1996 Warrants outstanding
                     ----------
                =   $    825.90      Tier 2 Merger Cash Consideration per 1996 Warrant
multiplied by                 1      1996 Warrants held by warrant holder
                    -----------
                =   $    825.90      Tier 2 Merger Cash Consideration received by warrant
                    ===========      holder


         and the Tier 2 Merger Share Consideration to which such warrant holder would be entitled is calculated as follows:

                     102,996        Aggregate Tier 2 Merger Share Consideration
divided by             5,986        Total 1996 Warrants outstanding
                     -------
                 =     17.21        Tier 2 Merger Share Consideration per 1996 Warrant
multiplied by              1        1996 Warrants held by warrant holder
                   ---------
                 =     17.21        Tier 2 Merger Share Consideration received by warrant
                     =======        holder;


         thus, such warrant holder would be entitled to $825.90 in cash and
         17.21 shares of GLB Common Stock.

         C. Each outstanding 1991 Warrant (representing the right to purchase one share of Class A common stock, without par value, and one share of Class B common stock, without par value, of Maple Leaf each at the exercise price of $312.50 per share) shall be cancelled and extinguished and shall be converted into and become a right to receive: (1) an amount of cash equal to the quotient of (a) $2,458,917 divided by (b) the total number of 1991 Warrants outstanding immediately prior to the Effective Time (such cash consideration, representing the sum of $982.00 per outstanding 1991 Warrant as of the date hereof, is hereinafter referred to as the "Tier 3 Merger Cash Consideration"); plus (2) the number of shares of GLB Common Stock equal to the quotient of (x) 51,228 shares of GLB Common Stock divided by (y) the total number of 1991 Warrants outstanding immediately prior to the Effective Time (such consideration at the date hereof, representing 20.46 shares of GLB Common Stock, is hereinafter referred to as the "Tier 3 Merger Share Consideration"). Tier 3 Merger Cash Consideration and Tier 3 Merger Share Consideration are hereinafter referred to together as the "Tier 3 Merger Consideration." It is intended that the holders of the 1991 Warrants receive only the difference between the value of the Tier 1 Merger Consideration and the exercise price of each share which is the subject of a 1991 Warrant.

         EXAMPLE: By way of illustration only, assuming a warrant holder owns one (1) 1991 Warrant, the Tier 3 Merger Cash Consideration to which such warrant holder would be entitled is calculated as follows:

                     $2,458,917     Aggregate Tier 3 Merger Cash Consideration
divided by                2,504     Total 1991 Warrants outstanding
                     ----------
                =   $    982.00     Tier 3 Merger Cash Consideration per 1991 Warrant
multiplied by                 1     1991 Warrants held by warrant holder
                    -----------
                 =  $    982.00     Tier 3 Merger Cash Consideration received by warrant
                    ===========     holder

         and the Tier 3 Merger Share Consideration to which such warrant holder would be entitled is calculated as follows:

                      51,228        Aggregate Tier 3 Merger Share Consideration
divided by             2,504        Total 1991 Warrants outstanding
                     -------
                 =     20.46        Tier 3 Merger Share Consideration per 1991 Warrant
multiplied by              1        1991 Warrants held by warrant holder
                    --------
                 =     20.46        Tier 3 Merger Share Consideration received by warrant
                     =======        holder;


         thus, such warrant holder would be entitled to $982.00 in cash and
         20.46 shares of GLB Common Stock.

         D. The Tier 1 Merger Consideration, Tier 2 Merger Consideration and Tier 3 Merger Consideration calculations and the illustrations set forth in this
Article 2 are based upon an assumed market value of GLB Common Stock of $13.50 per share and the assumption that none of the 1991 Warrants or 1996 Warrants are exercised prior to the Effective Time. The assumed value of GLB Common Stock is, however, subject to modification based upon the per share market value of GLB Common Stock as of the Closing. Such modification may result in a recalculation of, and adjustment to, the Tier 1 Merger Consideration, Tier 2 Merger Consideration and Tier 3 Merger Consideration (i.e., such modification may result in an adjustment to the number of shares of GLB Common Stock and/or cash distributable to holders of Maple Leaf Common Stock, 1996 Warrants and 1991 Warrants if the GLB Closing Price (as hereinafter defined) is greater or less than $13.50).

         E. Notwithstanding Subsection 2.1.A, shares of Maple Leaf Common Stock outstanding immediately prior to the Effective Time, and held by a shareholder of record as of the date fixed for determination of shareholders of Maple Leaf Common Stock entitled to notice of and to vote at the Maple Leaf Meeting (as defined hereinafter) who, acting in accordance with Section 1701.85 of the OGCL, both (i) has, within 10 days following the meeting at which Maple Leaf's shareholders voted to approve the Merger, delivered to Maple Leaf written notice of such shareholder's intention to demand payment of the fair value of his shares of Maple Leaf Common Stock if the Merger is effectuated, and (ii) has not voted in favor of the Merger or consented thereto in writing (shares of Maple Leaf Common Stock meeting conditions (i) and (ii) are hereinafter referred to as the "Dissenting Shares"), shall not be converted into a right to receive the Tier 1 Merger Consideration, but shall be treated in accordance with applicable provisions of the OGCL and Section 2.5 of this Agreement.

         Shares of Maple Leaf Common Stock, 1996 Warrants and 1991 Warrants held by Maple Leaf or Geauga Savings Bank or by GLB or Great Lakes Bank, in each case other than in a fiduciary capacity or as a result of debts previously contracted (collectively, the "Treasury Shares"), shall be excluded, shall not be converted into cash and GLB Common Stock and shall be cancelled.

         F. Subject to adjustment as provided in Sections 2.2, 2.3 and 2.6, the aggregate amount of consideration payable in the Merger shall be equal to $18,000,000 in cash or an amount as close to that amount as practicable, and 375,000 shares of GLB Common Stock or a number of shares as close to (but not in excess of) that number as is practicable (such cash consideration and shares are hereinafter referred to collectively as the "Merger Consideration").

         2.2. ADDITIONAL CASH CONSIDERATION. Notwithstanding anything to the contrary set forth in this Agreement, if the Merger is not consummated on or before August 20, 1999, GLB shall pay to the holders of Maple Leaf Common Stock, the 1996 Warrants and the 1991 Warrants an aggregate additional cash consideration in respect of the shares of Maple Leaf Common Stock, 1996 Warrants and 1991 Warrants held immediately prior to the Merger, in an amount equal to the net income of Maple Leaf for the period from August 20, 1999 to the date on which the Merger becomes effective (the "Additional Merger Cash Consideration"). The aggregate Additional Merger Cash Consideration payable to the holders of Maple Leaf Common Stock, 1996 Warrants and 1991 Warrants pursuant to this
Section 2.2 shall be the sum of (i) the net income of Maple Leaf for each whole month between August 20, 1999 and the date upon which the Merger becomes effective, plus (ii) a proportionate amount of the monthly net income of Maple Leaf for any period between August 20, 1999 and the date upon which the Merger becomes effective which is less than a whole month. In the event that Additional Merger Cash Consideration is payable to the holders of Maple Leaf Common Stock, the 1996 Warrants and the 1991 Warrants, the aggregate Additional Merger Cash Consideration shall be divided among and paid to the holders of Maple Leaf Common Stock, the holders of 1996 Warrants and the holders of 1991 Warrants in the same proportions as the Merger Consideration is divided among the holders of Maple Leaf Common Stock, the 1996 Warrants and the 1991 Warrants pursuant to a schedule to be approved by GLB and a representative designated by Maple Leaf.

         Maple Leaf shall conduct its business in the ordinary course, consistent with the covenants in Article 5 hereof, and shall prepare its monthly financial statements in accordance with generally accepted accounting principles applied on a consistent basis. Computation of monthly net income for purposes of this Section 2.2 shall be exclusive of unusual or extraordinary charges and income items that are within Maple Leaf's or Geauga Savings Bank's control, and shall be exclusive of (i) the fee due Tucker Anthony Incorporated described in the Maple Leaf Disclosure Letter, (ii) the payment of up to $515,367 described as severance and other payments in Exhibit 4.9(b) of the Maple Leaf Disclosure Letter, and (iii) legal and accounting fees that are charged to Maple Leaf and that relate to the Merger or other transactions contemplated by this Agreement.

         Recognizing that Maple Leaf's net income for the month in which the Merger becomes effective cannot be calculated until the Merger has become effective, the calculation of the Additional Merger Cash Consideration that may be payable by GLB pursuant to this Section 2.2 shall be certified in writing by one or more designees agreed to by Maple Leaf and GLB and delivered to GLB as promptly as possible after the Effective Time, but in any event within ten business days after the date on which the Merger becomes effective. Such certificate shall be accompanied by a copy of income statements covering the period from August 20, 1999 to the date upon which the Merger became effective, which income statements shall be no less detailed than monthly income statements prepared by Maple Leaf and Geauga Savings Bank in the ordinary course of business. GLB and its representatives, including GLB's independent auditors, shall have the right to examine such income statements and any associated workpapers of Maple Leaf and Geauga Savings Bank or the designee(s).

         Within twenty business days after the end of the month in which the Merger becomes effective (or, if later, within twenty business days after receiving the certificate referred to in the immediately preceding paragraph), GLB shall remit to the Exchange Agent for distribution to holders of Maple Leaf Common Stock and Warrants an amount in cash equal to the Additional Merger Cash Consideration, if any, payable pursuant to this Section 2.2. If GLB disputes in good faith the calculation of Maple Leaf's net income, GLB shall provide a detailed written notice of such dispute to Maple Leaf or its designee(s) within twenty business days after the end of the month in which the Merger becomes effective (or, if later, within twenty business days after receiving the certificate referred to in the immediately preceding paragraph). Unless GLB and Maple Leaf reach agreement within ten business days thereafter concerning the calculation of Maple Leaf's net income, Maple Leaf's net income for the period from August 20, 1999 to the date upon which the Merger becomes effective shall be the average of the net income figures calculated by Maple Leaf and by GLB, and such amount shall be payable immediately by GLB to the Exchange Agent for distribution to holders of Maple Leaf Common Stock and Warrants.

         2.3. FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of GLB Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, GLB will pay to each holder of Maple Leaf Common Stock, 1996 Warrants or 1991 Warrants who would otherwise be entitled to a fractional share of GLB Common Stock an amount in cash (without interest) determined by multiplying such fraction by the average of the mean between the closing bid and asked prices of GLB Common Stock, as reported by the Nasdaq SmallCap Market reporting system (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five Nasdaq SmallCap Market trading days immediately preceding the Effective Date.

         2.4.     EXCHANGE PROCEDURES.

                  2.4.1. At or prior to the Effective Time, Maple Leaf and GLB shall deliver to an exchange agent designated by GLB (the "Exchange Agent") a schedule of the cash and stock portions of the Merger Consideration to be paid to holders of Maple Leaf Common Stock and Warrants; and GLB shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of certificates for Maple Leaf Common Stock and Warrants, for exchange in accordance with this Article 2, certificates representing the shares of GLB Common Stock ("New Certificates") and cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article 2 in exchange for outstanding shares of Maple Leaf Common Stock and Warrants.

                  2.4.2. As promptly as practicable after the Effective Date, GLB shall send or cause to be sent to each former holder of record of Maple Leaf Common Stock and Warrants immediately prior to the Effective Time (other than Treasury Shares or Dissenting Shares) transmittal materials for use in exchanging such shareholder's Maple Leaf certificates and Warrants for the consideration set forth in this Article 2. GLB shall cause the New Certificates into which a shareholder's Maple Leaf Common Stock and Warrants are converted at the Effective Time and/or any check in respect of the cash portion of the Merger Consideration and any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Warrants agreements and certificates representing such Maple Leaf Common Stock (or indemnity reasonably satisfactory to GLB and the Exchange Agent, if any of such certificates or Warrants are lost, stolen or destroyed) owned by such holder. No interest will be paid on any such cash to be paid pursuant to this Article 2 upon such delivery. The transmittal materials to be issued to holders of Maple Leaf Common Stock and Warrants may include, without limitation, a release or acknowledgement on the part of holders of Warrants in order to reflect the discharge of Maple Leaf's obligations under any agreements pursuant to which the Warrants were issued or are outstanding. The transmittal materials will specify that delivery of certificates and Warrant agreements theretofore representing Maple Leaf Common Stock and Warrants shall be effected, and risk of loss and title to the Maple Leaf certificates and Warrants will pass, if and only if proper delivery of such certificates and Warrants is made to the Exchange Agent.

                  2.4.3. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Maple Leaf Common Stock or Warrants for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  2.4.4. No dividends or other distributions with respect to GLB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any Warrants or unsurrendered certificates representing shares of Maple Leaf Common Stock converted in the Merger into shares of GLB Common Stock until the holder thereof shall surrender such Warrants or certificates, as the case may be, in accordance with this Article 2. After the surrender in accordance with this Article 2, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of GLB Common Stock represented by such certificate or Warrants.

                  2.4.5. Any portion of the Exchange Fund that remains unclaimed for twelve months after the Effective Time will be retained by GLB in one or more accounts, which may include accounts at Great Lakes

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Bank, established for and on behalf of holders of Maple Leaf Common Stock or
Warrants who have not theretofore complied with this Article 2. Any holders of Maple Leaf Common Stock or Warrants who have not theretofore complied with this
Article 2 shall thereafter look only to GLB for payment of the Merger Consideration and unpaid dividends and distributions (if any) on the GLB Common Stock deliverable in respect of Maple Leaf Common Stock or Warrants such shareholder or Warrant holder holds as determined pursuant to this Agreement, in each case without any interest thereon. Within thirty days after the end of each calendar quarter and for a period of two years after the Closing, the Exchange Agent shall provide a report showing disbursements from the Exchange Fund and the identity of Maple Leaf shareholders and Warrant holders to whom or on whose behalf such disbursements were made. The Exchange Agent's quarterly report shall be provided to Ms. Betty L. Kimbrew or her designee, with a copy to GLB.

         2.5. DISSENTERS' RIGHTS. To the extent provided by the OGCL, any holder of Dissenting Shares shall cease at the Effective Time to have any of the rights of a shareholder in respect of such shares, such Dissenting Shares shall not be converted into or be exchangeable for the right to receive the Merger Consideration (unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenters' rights under the
OGCL), and such holder shall merely have the right to be paid the fair cash value of such shares under Sections 1701.84 and 1701.85 of the OGCL. Any former holder of Maple Leaf Class A common stock or Class B common stock who after the Effective Time (i) surrenders his certificates representing shares of Maple Leaf Class A common stock or Class B common stock, as the case may be, for exchange pursuant to Section 2.4 hereof, or (ii) validly withdraws his written demand for payment of fair cash value of such shares pursuant to Sections 1701.84 and 1702.85 of the OGCL, will thereupon be entitled to receive the Merger Consideration as of the Effective Time pursuant to this Agreement. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenters' rights, such holder's shares of Maple Leaf Class A common stock or Class B common stock, as the case may be, shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration, as applicable, without any interest thereon, as provided in Section 2.4.

         Maple Leaf shall give GLB (i) prompt notice of any written demands for payment for any Maple Leaf Class A common stock, without par value, or Class B common stock, without par value, under Section 1701.85 of the OGCL, attempted withdrawals of such demands, and any other instruments served pursuant to the OGCL and received by Maple Leaf relating to dissenters' rights, and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissenters' rights under the OGCL. Except with the prior written consent of GLB, Maple Leaf shall not voluntarily make any payment with respect to any demands for payment for Maple Leaf Class A common stock or Class B common stock under the OGCL, offer to settle or settle any such demands or approve any withdrawal of any such demands.

         2.6. ANTIDILUTION PROVISIONS. In the event GLB changes (or establishes a record date for changing) the number of shares of GLB Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding GLB Common Stock and the record date therefor shall be prior to the Effective Date, or exchanges GLB Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, the exchange ratios for GLB Common Stock shall be proportionately adjusted.

         2.7. TREASURY SHARES. Each of the shares of Maple Leaf Common Stock held as Treasury Shares immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         2.8 WARRANTS. In the event that (i) 1991 Warrants or 1996 Warrants (together, the "Warrants") are exercised prior to the Closing by a holder who has not theretofore executed an agreement not to exercise such Warrants, which agreement is described in Section 5.2.3 of this Agreement, and (ii) Maple Leaf receives from the holder(s) of the Warrants cash in payment of the exercise price which Maple Leaf has not returned to such holder(s), the exercise price for the Warrants so exercised will be returned by GLB to such Warrant

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holders promptly after Closing, and in any event within thirty days after
Closing, and such Warrant holder shall nevertheless be treated as a "Warrant holder" under this Article 2 as if such Warrants were never exercised (i.e., such that the number of outstanding shares of Maple Leaf Common Stock and Warrants and the Merger Consideration shall not be affected by such exercise). The exercise price will be returned by GLB without payment of any interest thereon. Maple Leaf will maintain records in reasonable detail with regard to exercises of Warrants prior to the Closing.

                                    ARTICLE 3
                      REPRESENTATIONS AND WARRANTIES OF GLB

         GLB hereby represents and warrants to Maple Leaf that:

         3.1. CORPORATE ORGANIZATION. GLB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect (as hereinafter defined) on GLB. GLB is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). GLB has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

         3.2. AUTHORITY. GLB has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of the applicable Governmental Entity (as defined hereinafter), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of GLB, including provisions for the resolution of certain issues by management, and no other corporate proceedings on the part of GLB are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, GLB, enforceable against GLB in accordance with its terms, except as enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.

         3.3. CAPITALIZATION. The authorized capital stock of GLB consists of 10,000,000 shares of GLB Common Stock and 2,000,000 shares of preferred stock. As of September 30, 1998, (i) 2,133,906 shares of GLB Common Stock were issued and outstanding (with no shares held in treasury), all of which are validly issued, fully paid and nonassessable and not issued in violation of any preemptive right of any shareholder of GLB, and (ii) no shares of preferred stock were issued and outstanding. Since September 30, 1998 and through the date of this Agreement, GLB has not issued any additional shares of GLB Common Stock or preferred stock, other than any shares of GLB Common Stock issued pursuant to the exercise of stock options under the GLB 1998 Stock Option and Incentive Plan outstanding on September 30, 1998. Except as contemplated by this Agreement or as may be set forth in the GLB Disclosure Letter (which letter is or may be attached hereto as Exhibit 3.3, dated the date of this Agreement, from GLB to Maple Leaf, such letter being identified by Maple Leaf executing a copy thereof), as of the date of this Agreement there are no shares of capital stock of GLB authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of GLB obligating, or that may obligate, GLB to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of GLB or obligating, or that may obligate, GLB to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment. Except as may be set forth in the GLB Disclosure Letter, there are no voting trusts or other similar agreements, arrangements or

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commitments to which GLB or Great Lakes Bank is a party with respect to the voting of the capital stock of GLB. All of the shares of GLB Common Stock issuable in exchange for the Maple Leaf Common Stock and Warrants at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights. GLB has reserved for issuance the number of shares of GLB Common Stock necessary to satisfy GLB's obligations under Section 2.1.

         3.4.     SUBSIDIARIES.

         (a) The sole subsidiary of GLB is Great Lakes Bank, a commercial bank duly organized, validly existing and in good standing under the laws of the State of Ohio. Great Lakes Bank is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on GLB. Great Lakes Bank has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

         (b) All of the issued and outstanding shares of capital stock of Great Lakes Bank are owned by GLB and are validly issued and fully paid, have not been issued in violation of any preemptive right and are owned free and clear of all liens, claims, charges, options, encumbrances or agreements with respect thereto. As of the date of this Agreement, neither GLB nor Great Lakes Bank owns beneficially more than 5% of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization. There are, as of the date of this Agreement, no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of Great Lakes Bank obligating, or which may obligate, Great Lakes Bank to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating, or which may obligate, Great Lakes Bank to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment.

         (c) Great Lakes Bank is an insured depository institution under Section 5 of the Federal Deposit Insurance Act, 12 U.S.C. section 1815.

         3.5.     INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION
                  STATEMENT, ETC.

         (a) None of the information with respect to GLB or Great Lakes Bank provided by GLB for inclusion in (i) the Registration Statement to be filed by GLB with the Securities and Exchange Commission (the "Commission") on Form S-4 under the Securities Act of 1933 (the "Securities Act") for the purpose of registering the offer and sale of shares of GLB Common Stock to be issued in the Merger (the "Registration Statement") and (ii) any Proxy Statement (as hereinafter defined) of Maple Leaf required to be mailed to Maple Leaf's shareholders in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Maple Leaf Meeting (as hereinafter defined), or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

         (b) All documents that GLB is responsible for filing with any Governmental Entity (as hereinafter defined) will comply as to form in all material respects with applicable law. None of the information with respect to GLB or Great Lakes Bank provided by GLB for inclusion in any document to be filed with any

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regulatory authority in connection with the transactions contemplated hereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, as of the time such statement is made.

         3.6. CONSENTS AND APPROVALS; NO VIOLATION. Except as may be set forth in the GLB Disclosure Letter, neither the execution and delivery of this Agreement by GLB, nor consummation by GLB of the transactions contemplated hereby or compliance by GLB with any of the provisions hereof will (a) conflict with or result in any breach of any provision of its Amended and Restated Articles of Incorporation or Code of Regulations, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of GLB or Great Lakes Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which GLB or Great Lakes Bank is a party or to which they or any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which, individually or in the aggregate, will not have a Material Adverse Effect on GLB, (c) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to GLB or Great Lakes Bank or any of their respective properties or assets, except for such violations which, individually or in the aggregate, will not have a Material Adverse Effect on GLB, or (d) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity"), except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the Certificate of Merger pursuant to the OGCL, (iii) filings required under the securities or blue sky laws of the various states, (iv) filings with, and approval by, the Board of Governors of the Federal Reserve System (the "FRB"), (v) filings with, and approval by, the Federal Deposit Insurance Corporation (the "FDIC"), (vi) filings with, and approval by, the Office of Thrift Supervision ("OTS"), (vii) filings with, and approval by, the Ohio Division of Financial Institutions ("Division"), (viii) filings and approvals pursuant to any applicable state takeover laws ("State Takeover Approvals"), (ix) consents, approvals, authorizations, permits, filings or notifications in connection with compliance with applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisors, or stock transfer agents, (x) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or (xi) consents, approvals, authorizations, permits, filings or notifications which have either been obtained or made prior to the Closing or which, if not obtained or made, will neither, individually or in the aggregate, have a Material Adverse Effect on GLB nor restrict GLB's legal authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.

         3.7. REPORTS AND FINANCIAL STATEMENTS. Since May 14, 1998, the date on which equity securities of GLB were first registered under Section 12(g) of the Exchange Act, GLB has timely filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission, including, but not limited to Forms 10-KSB, Forms 10-QSB, Forms 8-K and proxy statements (collectively, the "GLB Reports"). As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the GLB Reports complied or, insofar as GLB Reports filed after the date of this Agreement are concerned, will comply in all material respects with all the rules and regulations promulgated by the Commission and did not contain or, insofar as GLB Reports filed after the date of this Agreement are concerned, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements of GLB included in the Registration Statement on Form SB-2 (Registration No. 333-48387) for the initial public offering of GLB Common Stock, which was declared effective by the Commission on May 14, 1998 (the "IPO Registration Statement"), and the unaudited interim financial statements of GLB included in the GLB Reports (the "GLB Financial Statements") were prepared in accordance with generally accepted accounting principles

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applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of GLB and Great Lakes Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject (in the case of the unaudited interim financial statements) to normal year-end audit adjustments, any other adjustments described therein and the absence of footnotes.

         Except as disclosed in the GLB Disclosure Letter, neither GLB nor Great Lakes Bank has any debt, obligation, guarantee or liability as of the date of the GLB Financial Statements for the quarter ended September 30, 1998 (the "GLB Balance Sheet Date"), whether absolute, accrued, contingent or otherwise in excess of $50,000 in the aggregate, which is not adequately reflected and reserved in the GLB Financial Statements for the quarter ended September 30, 1998. Except as disclosed in the GLB Disclosure Letter, all debts, liabilities, guarantees and obligations of GLB and Great Lakes Bank incurred since the GLB Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount both individually and in the aggregate.

         3.8. MATERIAL CONTRACTS AND INSURANCE. Except as may be set forth in the GLB Disclosure Letter or disclosed in the GLB Reports, neither GLB nor Great Lakes Bank is, as of the date of this Agreement, a party to, or is bound by, (a) any material lease not made in the ordinary course of business of GLB or Great Lakes Bank, (b) any agreement, arrangement, or commitment not made in the ordinary course of business which materially restricts the conduct of any line of business of GLB or Great Lakes Bank, (c) any material agreement, indenture or other instrument not specifically disclosed in the GLB Financial Statements relating to the borrowing of money by GLB or Great Lakes Bank or the guarantee by GLB or Great Lakes Bank of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (d) any agreement, arrangement or commitment with or to a labor union, or (e) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-KSB filed by GLB with the Commission as of the date of this Agreement (the "GLB Contracts"). Neither GLB nor Great Lakes Bank is in default under any GLB Contracts, which default is reasonably likely to have, either individually or in the aggregate with all other such defaults, a Material Adverse Effect on GLB, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

         GLB has previously provided to Maple Leaf copies of all insurance policies maintained by GLB or Great Lakes Bank on their business or material properties and assets, as well as a copy of any director and officer liability insurance policy(ies) maintained by GLB or Great Lakes Bank. The GLB Disclosure Letter contains a summary of the coverage under such insurance policies.

         3.9. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as may be set forth in the GLB Disclosure Letter or disclosed in GLB Reports filed by GLB with the Commission prior to the date of this Agreement, since May 14, 1998 to the date of this Agreement, there has not been any change in the financial condition, results of operations or business of GLB or Great Lakes Bank that either individually or in the aggregate has had a Material Adverse Effect on GLB.

         3.10. LITIGATION. Except as may be disclosed in the GLB Disclosure Letter or in GLB Reports filed by GLB with the Commission prior to the date of this Agreement, there is no litigation, action, arbitration or proceeding pending, or, to the best knowledge of GLB, threatened against or affecting GLB or Great Lakes Bank which, either individually or in the aggregate, is having, or insofar as reasonably can be foreseen, will have, a Material Adverse Effect on GLB, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against GLB or Great Lakes Bank having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

         3.11. COMPLIANCE WITH LAWS AND ORDERS. Except as may be disclosed in the GLB Disclosure Letter or in GLB Reports filed by GLB with the Commission prior to the date of this Agreement, the businesses

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of GLB and Great Lakes Bank are not being conducted, and have not been conducted since May 14, 1998, in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on GLB. Except as may be set forth in the GLB Disclosure Letter, no investigation or review by any Governmental Entity with respect to GLB or Great Lakes Bank outside the ordinary course of business and not generally applicable to entities engaged in the same business is pending or, to the knowledge of GLB, threatened, and no Governmental Entity has indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect on GLB.

         Except as may be disclosed in the GLB Disclosure Letter, each of GLB and Great Lakes Bank has taken or caused to be taken all actions required to be taken in order to ensure that all mission-critical internal and external systems of Great Lakes Bank are substantially Year 2000 compliant. Great Lakes Bank has not received a rating of less than satisfactory as a result of any regulatory examination or assessment of Great Lakes Bank's Year 2000 compliance, and any deficiencies noted in any report of regulatory examination or assessment of Great Lakes Bank have been or are being addressed in the manner and within the time frames required by such report.

         3.12. AGREEMENTS WITH BANK REGULATORS. As of the date of this Agreement, except as may be set forth in the GLB Disclosure Letter, the GLB Reports filed by GLB with the Commission prior to the date of this Agreement or the IPO Registration Statement, neither GLB nor Great Lakes Bank is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity outside the ordinary course of business and not generally applicable to entities engaged in the same business, including, without limitation, cease-and-desist or other orders of any bank regulatory authority, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has GLB been advised by any Governmental Entity that it is contemplating issuing, requiring or requesting (or is considering the appropriateness of issuing, requiring or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking. Except as may be set forth in the GLB Disclosure Letter, there are no (i) material violations or (ii) violations with respect to which refunds or restitutions which are material in amount to GLB and Great Lakes Bank taken as a whole may be required, cited in any compliance report to GLB or Great Lakes Bank as a result of an examination by any bank regulatory authority.

         3.13. GLB OWNERSHIP OF STOCK. Except as may be disclosed in the GLB Disclosure Letter, neither GLB nor, to the best of its knowledge, any of its affiliates or associates (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or commitment for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Maple Leaf Common Stock (other than any shares of Maple Leaf Common Stock held in a fiduciary, trust, custodial or agency capacity by Great Lakes Bank) which in the aggregate, represent 1% or more of the outstanding shares of Maple Leaf Common Stock.

         3.14. FEES. Neither GLB nor Great Lakes Bank has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

         3.15. GLB ACTION. The Board of Directors of GLB (at a meeting duly called and held) has by the requisite vote (i) determined that the Merger is advisable and in the best interests of GLB and its shareholders and (ii) authorized and approved the Merger in accordance with Chapter 1704 of the Ohio Revised Code with the result that Chapter 1704 will not apply to the consummation of the Merger and acquisition of shares of GLB Common Stock by the holders of Maple Leaf Common Stock and Warrants pursuant to this Agreement.


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         3.16. TAXES. Except as may be set forth in the GLB Disclosure Letter,
GLB and Great Lakes Bank have prepared in good faith and duly and timely filed or caused to be duly and timely filed all federal, state, local and foreign income, franchise, sales, real and personal property and other tax returns and reports required to be filed by them on or before the date of this Agreement, except where the failure to file would not have a Material Adverse Effect on GLB. Except as may be set forth in the GLB Disclosure Letter, GLB and Great Lakes Bank have paid or have adequately reserved or have made adequate accruals (in accordance with generally accepted accounting principles) with respect to all taxes, interest and penalties shown to be owing on all such returns and reports. The GLB Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to GLB and Great Lakes Bank: (i) the most recent tax year through which the Internal Revenue Service ("IRS") has completed its examination of such corporation, (ii) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved, (iii) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension, and (iv) whether there are any existing material disputes as to state, local or foreign taxes. Except as may be set forth in the GLB Disclosure Letter, there are no liens for federal, state, local or foreign taxes upon the assets of GLB or Great Lakes Bank, except for statutory liens for taxes and assessments not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings. Except as may be set forth in the GLB Disclosure Letter, neither GLB nor Great Lakes Bank is a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of taxes which are material in amount, and no deficiency notices or reports have been received by GLB or Great Lakes Bank in respect of any material deficiencies for any tax, assessment, or government charges.

         After the date of this Agreement, GLB will promptly notify Maple Leaf of (i) the commencement or threat of any such action or proceeding involving an amount of taxes material to GLB and Great Lakes Bank taken as a whole, and (ii) the receipt by GLB or Great Lakes Bank of any such deficiency notices or reports in respect of any material deficiencies.

         3.17. EMPLOYEE PLANS; EMPLOYEES. All employee bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, severance, collective bargaining, group insurance, fringe benefit and other employee benefit, incentive and welfare plans, policies, contracts and arrangements and all trust agreements related thereto, now in effect and relating to any present or former directors, officers or employees of GLB or Great Lakes Bank, regardless of whether described in Section 3(3) of the Employee Retirement Income Security Act ("ERISA") ("GLB Employee Plans"), are identified in the GLB Disclosure Letter. GLB has previously delivered or made available to Maple Leaf copies of all GLB Employee Plans, in each case as in effect on the date of this Agreement.

         All GLB Employee Plans have been maintained, operated and administered in substantial compliance with their terms, and GLB, Great Lakes Bank and all of the GLB Employee Plans currently comply and have at all relevant times complied in all material respects with ERISA, the Internal Revenue Code of 1986 (the "Code"), and any other applicable laws. With respect to each GLB Employee Plan that is a pension plan (as defined in Section 3(2) of ERISA): (a) except as may be set forth in the GLB Disclosure Letter, each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either has been determined by the IRS to be so qualified or is the subject of a pending application for such determination that was timely filed,
(b) except as may be set forth in the GLB Disclosure Letter, would be fully funded (calculated using the interest rate and other actuarial assumptions mandated by the Pension Benefit Guaranty Corporation ("PBGC")) if terminated at the Effective Time and there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) no reportable event described in Section 4043 of ERISA has occurred, (d) except as may be set forth in the GLB Disclosure Letter, no defined benefit plan has been terminated, nor has the PBGC instituted proceedings to terminate a

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defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the PBGC to institute any such proceedings, and (e) no pension plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

         Except as may be set forth in the GLB Disclosure Letter, no GLB Employee Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees beyond their retirement or other termination of service (other than (i) temporary coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of GLB or Great Lakes Bank, or (iv) benefits the full cost of which are borne by the current or former employee (or his or her beneficiary)).

         Except as may be set forth in the GLB Disclosure Letter, all employees of GLB or Great Lakes Bank are "at will" and there are no employment, consulting, severance or like agreements, written or oral, expressed or implied. GLB has previously delivered to Maple Leaf copies of all written employment, consulting, severance or similar contracts between GLB or Great Lakes Bank, on one hand, and any officer, employee or consultant of GLB or Great Lakes Bank, on the other. The GLB Disclosure Letter contains a summary of the terms of any and all such contracts that are not in writing.

         3.18. ENVIRONMENTAL MATTERS. The term "loan portfolio properties and other properties owned" means those properties owned, operated or managed (including those held in trust) by GLB, as the case may be, or by Great Lakes Bank. For purposes of this Agreement, the following terms shall have the indicated meanings:

                  "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes, without limitation; the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, as amended, 125 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C.
         Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; all comparable state and local laws; and any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

                  "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include, without limitation, petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

Except as may be set forth in GLB Disclosure Letter, to the best of GLB's knowledge: (i) neither GLB nor Great Lakes Bank has been or is in violation of or liable under any Environmental Law, except for any such

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violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on GLB; and (ii) none of the loan portfolio properties and other properties owned by GLB or Great Lakes Bank has, since such properties have been owned, operated or managed by GLB or Great Lakes Bank, been in violation of any Environmental Law, except for any such violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GLB. Except as may be set forth in GLB Disclosure Letter, there are no actions, suits, demands, notices, claims, investigations or proceedings pending, or to the best of GLB's knowledge threatened, relating to the liability of the loan portfolio properties and other properties owned by GLB or Great Lakes Bank under any Environmental Law, including, without limitation, any notices, demand letters or requests for information from any federal, state or local environmental agency relating to any such liabilities under or violations of Environmental Law.

         3.19. REPRESENTATION CONCERNING TRANSACTION. GLB acknowledges that (i) it operates Great Lakes Bank, (ii) it has significant experience in the banking industry and (iii) it is entering into this Agreement and the transactions contemplated hereby after having performed due diligence concerning Maple Leaf and Geauga Savings Bank. GLB acknowledges that Maple Leaf's representations and warranties shall not survive the Closing. GLB acknowledges that the representation contained in this Section 3.19 shall survive the Closing. Anything in this Agreement to the contrary notwithstanding, nothing herein shall be deemed to impair any rights of GLB or Maple Leaf in connection with any claim GLB or Maple Leaf may have against the other for fraud arising out of this Agreement or the transactions contemplated hereby.

                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF MAPLE LEAF

         Maple Leaf hereby represents and warrants to GLB that:

         4.1. CORPORATE ORGANIZATION. Maple Leaf is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on Maple Leaf. Maple Leaf is registered as a savings association holding company under the Home Owners' Loan Act ("HOLA"). Maple Leaf has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Maple Leaf has delivered to GLB as attachments to the Maple Leaf Disclosure Letter true and complete copies of its Articles of Incorporation, as amended and restated, and its Code of Regulations, as amended (the "Corporate Governance Documents"), each as currently in effect.

         4.2. AUTHORITY. Maple Leaf has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of Maple Leaf's shareholders and the approval of the applicable Governmental Entities, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of Maple Leaf. No other corporate proceedings on the part of Maple Leaf are necessary to authorize this Agreement or to consummate the transactions so contemplated, except for approval by the shareholders of Maple Leaf as provided in Section 6.1(a). This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Maple Leaf, enforceable against Maple Leaf in accordance with its terms, except as enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought, and except as enforceability hereof may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 18(b) or to the appointment of a conservator or receiver by the FDIC.


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         4.3. CAPITALIZATION. The authorized capital stock of Maple Leaf consists solely of (i) 18,000 shares of Maple Leaf Class A common stock, without par value, (ii) 18,000 shares of Maple Leaf Class B common stock, without par value, and (iii) 10,000 shares of Preferred Stock, without par value. As of the date of this Agreement, (i) 7,210 shares of Maple Leaf Class A common stock were issued and outstanding (with no shares held in treasury), (ii) 7,210 shares of Maple Leaf Class B common stock were issued and outstanding (with no shares held in treasury), and (iii) no shares of Preferred Stock were issued or outstanding. The issued and outstanding shares of Maple Leaf Class A common stock and Class B common stock are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive right of any Maple Leaf shareholder.

         Except as contemplated by this Agreement or in the Maple Leaf Disclosure Letter (which letter is attached hereto as Exhibit 4.3(a), dated the date of this Agreement, from Maple Leaf to GLB, such letter being identified by GLB executing a copy thereof), there are no shares of capital stock of Maple Leaf authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of Maple Leaf obligating, or which may obligate, Maple Leaf to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Maple Leaf or obligating, or which may obligate, Maple Leaf to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment. Except as may be set forth in the Maple Leaf Disclosure Letter, there are no voting trusts or other similar agreements, arrangements, or commitments to which Maple Leaf or Geauga Savings Bank is a party with respect to voting of the capital stock of Maple Leaf.

         As of the date of this Agreement, there were issued and outstanding Warrants to acquire an aggregate of 16,980 shares of Maple Leaf Class A common stock and Class B common stock, all of which are currently exercisable, consisting of (i) 5,986 warrants (the "1996 Warrants") to acquire an aggregate of 11,972 shares of Class A common stock and Class B common stock that are exercisable at $412.50 for each share of Class A common stock and Class B common stock so exercised, and (ii) 2,504 warrants (the "1991 Warrants") to acquire an aggregate of 5,008 shares of Class A and Class B common stock that are exercisable at $312.50 for each share of Class A common stock and Class B common stock so exercised. Maple Leaf has previously provided to GLB a copy of each agreement whereby warrants have been issued (including but not limited to those that remain outstanding as of the date hereof). All warrant agreements entered into by Geauga Savings Bank prior to the holding company reorganization of Geauga Savings Bank in 1997 were assumed by and became the obligation of Maple Leaf, exercisable solely for shares of Maple Leaf common stock, without par value, and without any adjustment of the number of shares acquirable upon exercise or the exercise prices thereof. The shares of Maple Leaf common stock, without par value, issued and outstanding upon completion of the holding company reorganization were subsequently recapitalized into shares of Class A common stock and Class B common stock on the basis of one share of Class A common stock and one share of Class B common stock for each share of Maple Leaf common stock held prior to such recapitalization. Maple Leaf has not entered into any warrant agreements other than the 1991 Warrants and the 1996 Warrants as disclosed herein. Attached hereto as Exhibit 4.3(b) is a schedule showing all warrant agreements entered into by Maple Leaf or Geauga Savings Bank, identifying (i) the party to whom such warrants were issued, (ii) the number of shares acquirable upon exercise thereof, (iii) the exercise prices thereof, (iv) any conversions or adjustments that have occurred in the number of shares acquirable upon exercise thereof or the exercise price therefor as a result of any change in capitalization or any reorganization or similar event for which a change or adjustment has been made to the warrant agreements' terms (or, if true, an affirmative statement that no such conversions, changes or adjustments have been made or required to be made), showing the date(s) of such event(s) and a summary of the change(s) or adjustment(s), and (v) the number of shares of Maple Leaf Class A and Class B common stock (or, prior to the 1997 holding company reorganization of Geauga Savings Bank, Geauga Savings Bank capital stock, par value $350 per share) that have been issued in respect of the exercise of any such warrants through the date hereof. Through the date hereof, neither Geauga Savings Bank nor Maple Leaf has breached, violated or otherwise failed to fulfill any of its obligations under the terms of any warrant agreements, nor to the best of

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their knowledge has any holder of any such warrants asserted that either of
Geauga Savings Bank or Maple Leaf has breached, violated or otherwise failed to fulfill any of its obligations under such warrant agreements.

         4.4.     SUBSIDIARIES.

         (a) The sole subsidiary of Maple Leaf is Geauga Savings Bank. Geauga Savings Bank is a savings bank duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on Maple Leaf. Geauga Savings Bank has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Maple Leaf has delivered to GLB as attachments to the Maple Leaf Disclosure Letter true and complete copies of Geauga Savings Bank's articles of incorporation, constitution and bylaws, each as amended and restated and as currently in effect as of the date of this Agreement.

         (b) The authorized capital stock of Geauga Savings Bank consists of 12,000 shares of common stock, par value $350 per share, of which 7,299 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of Geauga Savings Bank are owned beneficially and of record by Maple Leaf, free and clear of all liens, claims, charges, options, encumbrances or agreements with respect thereto. All of such shares are validly issued and fully paid, and have not been issued in violation of any preemptive right. Except as may be set forth in the Maple Leaf Disclosure Letter, as of the date of this Agreement neither Maple Leaf nor Geauga Savings Bank owns beneficially more than 5% of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of Geauga Savings Bank obligating, or which may obligate, Geauga Savings Bank to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating, or which may obligate, Geauga Savings Bank to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment.

         (c) Geauga Savings Bank is an insured depository institution under
Section 5 of the Federal Deposit Insurance Act, 12 U.S.C. section 1815.

         4.5.     INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION
                  STATEMENT, ETC.

         (a) None of the information with respect to Maple Leaf or Geauga Savings Bank provided by Maple Leaf for inclusion in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto and at the time of the Maple Leaf Meeting (as hereinafter defined), or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

         (b) All documents that Maple Leaf is responsible for filing with any Governmental Entity will comply as to form in all material respects with applicable law. None of the information with respect to Maple Leaf or Geauga Savings Bank provided by Maple Leaf for inclusion in any document to be filed with any Governmental Entity in connection with the transactions contemplated hereby will contain any untrue statement of a material

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fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, as of the time such statement is made.

         4.6. CONSENT AND APPROVALS; NO VIOLATION. Except as may be set forth in the Maple Leaf Disclosure Letter, neither the execution and delivery of this Agreement by Maple Leaf nor consummation by Maple Leaf of the transactions contemplated hereby or compliance by Maple Leaf with any of the provisions hereof will (a) conflict with or result in any breach of any provision of its Corporate Governance Documents, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Maple Leaf or Geauga Savings Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Maple Leaf or Geauga Savings Bank is a party or to which they or any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances as are set forth in the Maple Leaf Disclosure Letter or which, individually or in the aggregate, will not have a Material Adverse Effect on Maple Leaf, (c) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Maple Leaf or Geauga Savings Bank or any of their respective properties or assets, except for such violations which, individually or in the aggregate, will not have a Material Adverse Effect on Maple Leaf, or (d) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Entity, except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the certificate of merger pursuant to the OGCL, (iii) filings required under the securities or blue sky laws of the various states, (iv) filings with, and approval by, the FRB, (v) filings with, and approval by, the FDIC, (vi) filings with, and approval by, the OTS, (vii) filings with, and approval by the Division, (viii) filings and approvals pursuant to any applicable State Takeover Approvals, (ix) filings and approvals under the HSR Act, (x) consents, approvals, authorizations, permits, filings or notifications in connection with compliance with applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisors, or stock transfer agents, or (xi) consents, approvals, authorizations, permits, filings or notifications which have either been obtained or made prior to the Closing or which, if not obtained or made, will neither, individually or in the aggregate, have a Material Adverse Effect on Maple Leaf nor restrict Maple Leaf's legal authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.

         Without in any way limiting the generality of the foregoing, the conversion of Warrants into the Tier 2 Merger Consideration and Tier 3 Merger Consideration on the basis provided herein will not violate or conflict with any of the terms and conditions under which any of such Warrants were issued or any principles of applicable state law, including statutes, rules, regulations and common law.

         4.7. REPORTS AND FINANCIAL STATEMENTS. Neither Maple Leaf nor Geauga Savings Bank has or is required to have any equity or other securities registered under the Exchange Act and neither Maple Leaf nor Geauga Savings Bank has been or is required to file any reports under the Exchange Act with the Commission or the FDIC or under state securities or Blue Sky law with any state securities regulatory authority. The audited consolidated financial statements and unaudited interim financial statements of Maple Leaf included in the Registration Statement (the "Maple Leaf Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Maple Leaf and Geauga Savings Bank as at the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject (in the case of the unaudited interim financial statements) to normal year-end audit adjustments, any other adjustments described therein and the absence of footnotes.

         Except as disclosed in the Maple Leaf Disclosure Letter, neither Maple Leaf nor Geauga Savings Bank has any debt, obligation, guarantee or liability as of the date of the Maple Leaf Financial Statements for the month ended October 31, 1998 (the "Maple Leaf Balance Sheet Date"), whether absolute, accrued, contingent

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or otherwise in excess of $50,000 in the aggregate, which is not adequately reflected and reserved in the Maple Leaf Financial Statements. Except as disclosed in the Maple Leaf Disclosure Letter, all debts, liabilities, guarantees and obligations of Maple Leaf and Geauga Savings Bank incurred since the Maple Leaf Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount both individually and in the aggregate.

         4.8. TAXES. Except as may be set forth in the Maple Leaf Disclosure Letter, Maple Leaf and Geauga Savings Bank have prepared in good faith and duly and timely filed or caused to be duly and timely filed all federal, state, local and foreign income, franchise, sales, real and personal property and other tax returns and reports required to be filed by them on or before the date of this Agreement, except where the failure to file would not have a Material Adverse Effect on Maple Leaf. Except as may be set forth in the Maple Leaf Disclosure Letter, Maple Leaf and Geauga Savings Bank have paid or have adequately reserved or have made adequate accruals (in accordance with generally accepted accounting principles) with respect to all taxes, interest and penalties shown to be owing on all such returns and reports. The Maple Leaf Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to Maple Leaf and Geauga Savings Bank: (i) the most recent tax year through which the IRS has completed its examination of such corporation, (ii) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved, (iii) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension, and (iv) whether there are any existing material disputes as to state, local or foreign taxes. Except as may be set forth in the Maple Leaf Disclosure Letter, there are no liens for federal, state, local or foreign taxes upon the assets of Maple Leaf or Geauga Savings Bank, except for statutory liens for taxes and assessments not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings. Except as may be set forth in the Maple Leaf Disclosure Letter, neither Maple Leaf nor Geauga Savings Bank is a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of taxes which are material in amount, and no deficiency notices or reports have been received by Maple Leaf or Geauga Savings Bank in respect of any material deficiencies for any tax, assessment, or government charges.

         After the date of this Agreement, Maple Leaf will promptly notify GLB of (i) the commencement or threat of any such action or proceeding involving an amount of taxes material to Maple Leaf and Geauga Savings Bank taken as a whole, and (ii) the receipt by Maple Leaf or Geauga Savings Bank of any such deficiency notices or reports in respect of any material deficiencies.

         4.9. EMPLOYEE PLANS; EMPLOYEES. All employee bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, severance, collective bargaining, group insurance, fringe benefit and other employee benefit, incentive and welfare plans, policies, contracts and arrangements and all trust agreements related thereto, now in effect and relating to any present or former directors, officers or employees of Maple Leaf or Geauga Savings Bank, regardless of whether described in Section 3(3) of ERISA ("Maple Leaf Employee Plans"), are identified in the Maple Leaf Disclosure Letter. Maple Leaf has previously delivered or made available to GLB copies of all Maple Leaf Employee Plans, in each case as in effect on the date of this Agreement.

         All Maple Leaf Employee Plans have been maintained, operated and administered in substantial compliance with their terms, and Maple Leaf, Geauga Savings Bank and all of the Maple Leaf Employee Plans currently comply and have at all relevant times complied in all material respects with ERISA, the Code, and any other applicable laws. With respect to each Maple Leaf Employee Plan that is a pension plan (as defined in Section 3(2) of ERISA): (a) except as may be set forth in the Maple Leaf Disclosure Letter, each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either has been determined by the IRS to be so qualified or is the subject of a pending application for such determination that was timely filed, (b) except as may be set forth in the Maple Leaf Disclosure Letter, would

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be fully funded (calculated using the interest rate and other actuarial assumptions mandated by the PBGC) if terminated at the Effective Time and there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) no reportable event described in Section 4043 of ERISA has occurred, (d) no defined benefit plan has been terminated, nor has the PBGC instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under
Section 4042 of ERISA entitling the PBGC to institute any such proceedings, and
(e) no pension plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA. With respect to any qualified benefit plan which purports to be an employee stock ownership plan (as defined in Section 4975(e)(7) of the Code) (an "ESOP Qualified Benefit Plan"), such ESOP Qualified Benefit Plan satisfies the requirements of Section 4975(e)(7) of the Code and is in material compliance with the applicable qualification requirements of Section 409 of the Code. Any capital stock of Maple Leaf acquired by an ESOP Qualified Benefit Plan meets the definition of "employer securities" set forth in Sections 409(l) and 4975 of the Code.

         Except as may be set forth in the Maple Leaf Disclosure Letter, no Maple Leaf Employee Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees beyond their retirement or other termination of service (other than (i) temporary coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Maple Leaf or Geauga Savings Bank, or (iv) benefits the full cost of which are borne by the current or former employee (or his or her beneficiary)).

         Except as may be set forth in the Maple Leaf Disclosure Letter, all employees of Maple Leaf or Geauga Savings Bank are "at will" and there are no employment, consulting, severance or like agreements, written or oral, expressed or implied. Maple Leaf has previously delivered to GLB copies of all written employment, consulting, severance or similar contracts between Maple Leaf or Geauga Savings Bank, on one hand, and any officer, employee or consultant of Maple Leaf or Geauga Savings Bank, on the other. The Maple Leaf Disclosure Letter contains a summary of the terms of any and all such contracts that are not in writing.

         4.10. MATERIAL CONTRACTS AND INSURANCE. Except as may be set forth in the Maple Leaf Disclosure Letter, neither Maple Leaf nor Geauga Savings Bank is, as of the date of this Agreement, a party to, or is bound by, (a) any material lease not made in the ordinary course of business of Maple Leaf or Geauga Savings Bank, (b) any agreement, arrangement, or commitment not made in the ordinary course of business which materially restricts the conduct of any line of business of Maple Leaf or Geauga Savings Bank, (c) any benefit agreements providing for aggregate payments to any person in any calendar year in excess of $20,000, (d) any material agreement, indenture or other instrument not specifically disclosed in the Maple Leaf Financial Statements relating to the borrowing of money by Maple Leaf or Geauga Savings Bank or the guarantee by Maple Leaf or Geauga Savings Bank of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (e) any agreement, arrangement or commitment with or to a labor union or (f) any other contract or agreement or amendment thereto of a kind that would be required to be filed as an exhibit to a Form 10-K with the Commission by Maple Leaf if Maple Leaf had securities registered under the Exchange Act (the agreements and other documents referred to in clauses (a) through (e) of this sentence, collectively, the "Maple Leaf Contracts"). Without in any way limiting the generality of the foregoing, the Maple Leaf Contracts shall be deemed to include any agreement or agreements for data processing or similar services. A true and correct copy of all such data processing and similar agreements in effect on the date hereof has previously been provided to GLB. Except as stated in the Maple Leaf Disclosure Letter, neither Maple Leaf nor Geauga Savings Bank is in default under any Maple Leaf Contract, which default is reasonably likely to have, either individually or in the aggregate with all other such defaults, a Material Adverse Effect on Maple Leaf, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

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         Maple Leaf has previously provided to GLB copies of all insurance policies maintained by Maple Leaf or Geauga Savings Bank on their business or material properties and assets, as well as a copy of any director and officer liability insurance policy(ies) maintained by Maple Leaf or Geauga Savings Bank.

         4.11. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as may be set forth in the Maple Leaf Disclosure Letter, since December 31, 1997 to the date of this Agreement, there has not been any change in the financial condition, results of operations or business of Maple Leaf or Geauga Savings Bank that either individually or in the aggregate has had a Material Adverse Effect on Maple Leaf. Since September 30, 1998, Geauga Savings Bank has maintained an adequate reserve for possible loan losses.

         4.12. LITIGATION. Except as may be disclosed in the Maple Leaf Disclosure Letter, there is no litigation, action, arbitration or proceeding pending, or, to the best knowledge of Maple Leaf, threatened against or affecting Maple Leaf or Geauga Savings Bank which, either individually or in the aggregate, is having, or insofar as reasonably can be foreseen will have, a Material Adverse Effect on Maple Leaf, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against Maple Leaf or Geauga Savings Bank having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

         4.13. COMPLIANCE WITH LAWS AND ORDERS. Except as may be disclosed in the Maple Leaf Disclosure Letter, the businesses of Maple Leaf and Geauga Savings Bank are not being and have not been conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity (including, without limitation, zoning ordinances, building codes, and environmental, civil rights, and occupational health and safety laws and regulations and, in the case of Geauga Savings Bank, all statutes, rules and regulations pertaining to the conduct of such business), except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Maple Leaf. Except as may be set forth in the Maple Leaf Disclosure Letter, no investigation or review by any Governmental Entity with respect to Maple Leaf or Geauga Savings Bank outside the ordinary course of business and not generally applicable to entities engaged in the same business is pending or, to the knowledge of Maple Leaf, threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect on Maple Leaf.

         Except as may be disclosed in the Maple Leaf Disclosure Letter, each of Maple Leaf and Geauga Savings Bank has taken or caused to be taken all actions required to be taken in order to ensure that all mission- critical internal and external systems of Geauga Savings Bank are substantially Year 2000 compliant. Geauga Savings Bank has not received a rating of less than satisfactory as a result of any regulatory examination or assessment of Geauga Savings Bank's Year 2000 compliance, and any deficiencies noted in any report of regulatory examination or assessment of Geauga Savings Bank have been or are being addressed in the manner and within the time frames required by such report.

         4.14. AGREEMENTS WITH REGULATORS. As of the date of this Agreement, except as may be disclosed in the Maple Leaf Disclosure Letter, neither Maple Leaf nor Geauga Savings Bank is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity outside the ordinary course of business and not generally applicable to entities engaged in the same business, including, without limitation, cease-and-desist orders of any regulatory authority, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has Maple Leaf been advised by any Governmental Entity that it is contemplating issuing, requiring, or requesting (or is considering the appropriateness of issuing, requiring or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking. Except as set forth in the Maple Leaf Disclosure Letter, there are no (i) material violations, or (ii) violations with respect to which refunds or restitutions which are material

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in amount to Maple Leaf and Geauga Savings Bank taken as a whole may be required, cited in any compliance report to Maple Leaf or Geauga Savings Bank as a result of an examination by any regulatory authority.

         4.15. MAPLE LEAF OWNERSHIP OF STOCK. Except as may be disclosed in the Maple Leaf Disclosure Letter, as of the date of this Agreement, neither Maple Leaf nor, to the best of its knowledge, any of its affiliates or associates (i) beneficially owns directly or indirectly, or (ii) are parties to any agreement, arrangement or commitment for the purpose of acquiring, holding, voting or disposing of, in each case, shares of GLB Common Stock (other than any shares of GLB Common Stock held in a fiduciary, trust, custodial or agency capacity by Geauga Savings Bank) which in the aggregate, represent 1% or more of the outstanding shares of GLB Common Stock.

         4.16. FEES. Except for fees paid and payable to Tucker Anthony Incorporated, neither Maple Leaf nor Geauga Savings Bank has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

         4.17. MAPLE LEAF ACTION. At a meeting duly called and held, the Board of Directors of Maple Leaf has by the requisite vote (i) determined that the Merger is advisable and in the best interests of Maple Leaf and its shareholders, (ii) authorized and approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, (iii) directed that the Merger be submitted for consideration by the holders of Maple Leaf Class A common stock and Class B common stock entitled to vote thereon at the Maple Leaf Meeting (excluding holders of Warrants as such). Tucker Anthony Incorporated, Maple Leaf's financial advisor, has provided the Board of Directors of Maple Leaf with its written opinion that, as of the date of such duly called meeting of the Board, the Merger Consideration is fair, from a financial point of view, to the shareholders of Maple Leaf and holders of Warrants.

         The written opinion of Tucker Anthony Incorporated shall be updated to the date of the Proxy Statement included in the Registration Statement, and it shall be included as an attachment to such Proxy Statement and delivered therewith to shareholders of Maple Leaf.

         4.18. VOTE REQUIRED. The affirmative vote of the holders of shares entitling them to exercise a majority of the combined voting power of the outstanding shares of Maple Leaf Class A common stock and Class B common stock, and the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the outstanding shares of each of Maple Leaf Class A common stock and Class B common stock voting separately as a class, is the only vote of the holders of any class or series of Maple Leaf capital stock necessary to approve this Agreement and the transactions contemplated hereby, except for any separate vote that must be taken in accordance with the Ohio Control Share Acquisition Act, Ohio Revised Code Section 1701.831 and Section 1701.48(C)(2).

         None of the holders of issued and outstanding Warrants that remain unexercised as of the record date for the Maple Leaf Meeting (as hereinafter defined) has any rights of a shareholder with respect to such unexercised Warrants, including the right to exercise voting power with respect to approval of this Agreement, the right to exercise dissenters' rights with respect thereto or the right to dividends or other distributions that may be declared or paid after the date hereof.

         4.19. CONDUCT OF BUSINESS. Except as may be disclosed in the Maple Leaf Disclosure Letter, from and after December 31, 1997 to the date of this
Agreement: (a) Maple Leaf and Geauga Savings Bank have carried on their respective businesses in the ordinary and usual course consistent with their current practices, (b) Maple Leaf has not issued or sold any of its capital stock or any corporate debt securities which would be classified as long-term debt on the balance sheets of Maple Leaf, (c) Maple Leaf has not granted any option or (except as may be set forth in Exhibit 4.3(b) hereto) issued, sold or granted any warrants to acquire any of its capital stock, effected any stock split, or otherwise changed its authorized capitalization, (d) Maple Leaf has not declared, set aside, or paid any dividend or other distribution in respect of its capital stock, or,

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directly or indirectly, redeemed or otherwise acquired any of its capital stock, except regular quarterly cash dividends (based upon historic precedent), (e) Maple Leaf has neither incurred nor prepaid any corporate debt securities or instruments which are or would be classified as long-term debt on the balance sheet of Maple Leaf, (f) neither Maple Leaf nor Geauga Savings Bank has sold, assigned, transferred, or otherwise disposed of to a third party (i) equity securities in or issued by Geauga Savings Bank, (ii) branch offices of Geauga Savings Bank, (iii) assets constituting any other line of business, or (iv) any of its other material properties or assets other than for a fair consideration in the ordinary course of business, (g) neither Maple Leaf nor Geauga Savings Bank has purchased or otherwise acquired from a third party equity securities in or issued by such third party other than in the ordinary course of business, branch offices of such third party, assets constituting any other line of business, or any other material properties or assets outside the ordinary course of its business, (h) neither Maple Leaf nor Geauga Savings Bank has: increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except under existing plans and policies, entered into any new, or amended or supplemented any existing, or secured, collateralized, or funded any, employment, management, consulting, deferred compensation, severance, or other similar contract, entered into, terminated, or substantially modified any Maple Leaf Employee Plan in respect of any of its present or former directors, officers, or other employees, or agreed to do any of the foregoing, (i) neither Maple Leaf nor Geauga Savings Bank has entered into any material transaction, contract, lease, agreement or commitment requiring the approval of the Board of Directors of Maple Leaf or Geauga Savings Bank, or amended, modified or terminated any contract, lease or other agreement to which it is a party in a manner requiring the approval of the Board of Directors of Maple Leaf or Geauga Savings Bank, and (j) Geauga Savings Bank has not entered into any material transaction, contract, lease, agreement or commitment outside the ordinary course of business requiring the approval of the Board of Directors of Geauga Savings Bank or amended, modified or terminated outside the ordinary course of business any material contract, lease or other agreement to which it is a party in a manner requiring the approval of the Board of Directors of Geauga Savings Bank.

         4.20. ENVIRONMENTAL MATTERS. When used in this Section, the term loan portfolio properties and other properties owned means those properties owned, operated or managed (including those held in trust) by Maple Leaf, as the case may be, or by Geauga Savings Bank.

         Except as may be set forth in Maple Leaf Disclosure Letter, to the best of Maple Leaf's knowledge: (i) neither Maple Leaf nor Geauga Savings Bank has been or is in violation of or liable under any Environmental Law, except for any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Maple Leaf; and (ii) none of the loan portfolio properties and other properties owned by Maple Leaf or Geauga Savings Bank has been since such properties have been owned, operated or managed by Maple Leaf or Geauga Savings Bank, is in violation of any Environmental Law, except for any such violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Maple Leaf. Except as may be set forth in Maple Leaf Disclosure Letter, there are no actions, suits, demands, notices, claims, investigations or proceedings pending, or to the best of Maple Leaf's knowledge threatened, relating to the liability of the loan portfolio properties and other properties owned by Maple Leaf or Geauga Savings Bank under any Environmental Law, including, without limitation, any notices, demand letters or requests for information from any federal, state or local environmental agency relating to any such liabilities under or violations of Environmental Law.

         4.21. MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in the Maple Leaf Disclosure Letter, no officer or director of Maple Leaf, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contracts or property (real or personal), tangible or intangible, used in or pertaining to the business of Maple Leaf or Geauga Savings Bank.

         4.22. REPRESENTATION CONCERNING TRANSACTION. Maple Leaf acknowledges that (i) it operates Geauga Savings Bank, (ii) it has significant experience in the banking industry and (iii) it is entering into this Agreement and the transactions contemplated hereby after having performed due diligence concerning GLB and

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Great Lakes Bank. Maple Leaf acknowledges that GLB's representations and warranties shall not survive the Closing. Maple Leaf acknowledges that the representation contained in this Section 4.22 shall survive the Closing. Anything in this Agreement to the contrary notwithstanding, nothing herein shall be deemed to impair any rights of GLB or Maple Leaf in connection with any claim GLB or Maple Leaf may have against the other for fraud arising out of this Agreement or the transactions contemplated hereby.

                                    ARTICLE 5
                                    COVENANTS

         5.1.     ACQUISITION PROPOSALS AND NEGOTIATIONS.

         (a) From and after the date hereof, Maple Leaf and Geauga Savings Bank shall not, directly or indirectly, solicit, initiate, discuss or negotiate any proposals or offers from any person other than GLB relating to any acquisition or purchase of all or a material amount of the assets of, or any equity securities of, or any merger, consolidation or business combination with, Maple Leaf or Geauga Savings Bank (such transactions being referred to herein as "Acquisition Transactions"), and each of Maple Leaf and Geauga Savings Bank shall instruct and otherwise use its diligent efforts to cause their respective officers, directors, employees, agents and advisors not to, directly or indirectly, solicit, initiate discuss or negotiate any Acquisition Transactions except with GLB; provided, however, that nothing contained in this Section shall prohibit:

                  (i) Maple Leaf or Geauga Savings Bank, as the case may be, from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal of an Acquisition Transaction if and to the extent that,

                           (a) the Board of Directors of Maple Leaf, after consultation with Maple Leaf's counsel, has determined in good faith that such action is required for the directors of Maple Leaf to fulfill their fiduciary duties and obligations to the Maple Leaf shareholders and other constituencies under Ohio law, taking into consideration the sale process engaged in connection with the transactions contemplated hereby, and

                           (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Maple Leaf provides immediate written notice to GLB at least two business days prior to furnishing information to, or entering into discussions or negotiations with, such a person or entity, or

                  (ii) the Board of Directors of Maple Leaf from failing to make, withdrawing or modifying its recommendation referred to in Section 5.14 following receipt of a proposal for an Acquisition Transaction if the Board of Directors of Maple Leaf, after consultation with Maple Leaf's counsel, has determined in good faith that such action is required for the directors of Maple Leaf to fulfill their fiduciary duties and obligations to the Maple Leaf shareholders and other constituencies under Ohio law, taking into consideration the sale process engaged in connection with the transactions contemplated hereby.

         In the event Maple Leaf or any officer, director or representative thereof receives any contact, either oral or written, from a third party or its representative regarding an Acquisition Transaction or any matter directly or indirectly related thereto after the date of this Agreement, Maple Leaf shall immediately notify GLB of such contact, and provide such information requested by GLB, including but not limited to the name of the party or parties, and all details related thereto. Maple Leaf shall have a continuing obligation to provide information to GLB regarding any additional or continuing contacts. Any writings received by Maple Leaf or any officer, director or representative thereof, shall be immediately provided to GLB by facsimile, regardless of such writing being marked confidential or otherwise.


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         In the event Maple Leaf receives an opinion from Maple Leaf's counsel pursuant to this Section 5.1(a), Maple Leaf shall immediately provide a copy of such opinion to GLB.

         (b) If the Board of Directors of Maple Leaf or Geauga Savings Bank accepts in any manner a proposal for an Acquisition Transaction (including any acceptance occurring after the termination of this Agreement and before December 31, 1999), Maple Leaf shall pay to GLB $2,250,000 in immediately available federal funds upon the execution of any agreement in respect of the Acquisition Transaction (regardless of when the consummation of such Acquisition Transaction occurs). This payment shall be in lieu of any other claim against Maple Leaf that GLB may have at law or in equity arising out of or in connection with this Agreement.

         5.2. INTERIM OPERATIONS OF MAPLE LEAF. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, as required by law, as set forth in the Maple Leaf Disclosure Letter, or as otherwise approved in writing by GLB (which approval shall not be unreasonably withheld):

                  5.2.1. CONDUCT OF BUSINESS. Maple Leaf shall, and shall cause Geauga Savings Bank to, conduct their respective businesses only in, and not take any action except in, the ordinary course of business substantially consistent with current practices (which practices include any workout arrangements for troubled loans and real estate development assets). Maple Leaf shall use all diligent efforts to (i) maintain and preserve intact the business organization of Maple Leaf and Geauga Savings Bank, keep available the services of its and their present officers and employees, and keep the branch operations fully staffed with competent employees, (ii) preserve the goodwill of those having business relationships with Maple Leaf or Geauga Savings Bank, (iii) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear, (iv) keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it; provided, however, in the event that any such insurance (including, without limitation, directors' and officers' liability insurance) is canceled or not renewable at its expiration at current or standard rates, Maple Leaf shall consult with GLB in order to determine whether to exercise Maple Leaf's right to extend the discovery period and in evaluating available alternatives to replace the current insurance; and provided further, that Maple Leaf shall take such action as is necessary to cause the directors' and officers' liability insurance coverage of Maple Leaf and Geauga Savings Bank to include coverage of claims arising from factors or events that occurred on or before the Effective Time, including but not limited to claims arising from the transactions contemplated by this Agreement (and with a rider insuring such persons for any claim arising under the securities laws), (v) perform in all material respects all obligations required to be performed by each of Maple Leaf and Geauga Savings Bank under all material contracts, leases and documents relating to or affecting its assets, properties, and business, and (vi) comply with and perform in all material respects all obligations and duties imposed upon it by all federal, state, municipal, and local laws, and all rules, regulations and orders imposed by federal, state, municipal or local governmental agencies.

                  5.2.2. NEGATIVE COVENANTS. Maple Leaf shall not, and shall not permit Geauga Savings Bank to, make any change or amendment to, or to repeal, their articles of incorporation or codes of regulations (or articles of incorporation, constitution and bylaws in the case of Geauga Savings Bank). From and after the date of this Agreement, neither Maple Leaf nor Geauga Savings Bank shall enter into any loan or credit commitment (including standby letters of credit) with any person or entity if such loan or commitment would exceed (i) $5,000 as an unsecured loan or investment, (ii) $5,000 as a residential, commercial or commercial real estate loan not fully secured by real estate (fully secured being defined as a loan in which the loan-to-value ratio based on Geauga Savings Bank's most recent appraisal does not exceed 100%, taking into account the Geauga Savings Bank loan and all loans of equal or superior rank),
(iii) $500,000 as a residential, commercial or commercial real estate loan without first consulting with GLB; provided, however, that nothing in this paragraph shall prohibit Maple Leaf or Geauga Savings Bank from honoring any contractual obligation in existence on the date of this Agreement; and provided further that nothing herein shall impair Geauga Savings Bank's right to continue making fully secured automobile loans. From and after the date of this Agreement, neither Maple Leaf nor Geauga Savings Bank shall enter into any venture capital or similar investment, other

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than the purchase of mortgage-backed securities from Freddie Mac, Fannie Mae or
Ginnie Mae. After the date upon which all conditions to the obligations of Maple Leaf and GLB to consummate the Merger have been waived or satisfied by the appropriate party, neither Maple Leaf nor Geauga Savings Bank shall enter into any consumer loan or credit commitment except on a basis that is consistent with the consumer loan underwriting standards of GLB and Great Lakes Bank.

                  Neither Maple Leaf nor Geauga Savings Bank shall sell, assign, transfer or otherwise dispose of to a third party, (i) branch offices of Geauga Savings Bank, or (ii) any of its material properties or assets. Neither Maple Leaf nor Geauga Savings Bank shall purchase or otherwise acquire from a third party, branch offices of such third party, assets constituting any other line of business, or any other material properties or assets outside the ordinary course of its business. Neither Maple Leaf nor Geauga Savings Bank shall enter into any transaction, contract, lease, agreement or commitment (or any amendment to any transaction, contract, lease, agreement or commitment) outside of the ordinary course of business which is material to Maple Leaf and Geauga Savings Bank taken as a whole.

                  5.2.3. CAPITAL STOCK. Other than the issuance of Class A common stock or Class B common stock upon exercise of outstanding 1991 Warrants or 1996 Warrants, Maple Leaf shall not, and shall not permit Geauga Savings Bank to, issue or sell any shares of capital stock or any other securities of either of them or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any contract, commitment or arrangement with respect to the issuance of, any shares of capital stock or any other securities of either of them or enter into any arrangement, contract or commitment with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures; provided, however, that nothing in this Agreement shall be deemed to prohibit issuance of shares of Maple Leaf Class A common stock or Class B common stock upon the valid exercise of Warrants, to the extent such Warrants were issued and outstanding on the date hereof. Neither Maple Leaf nor Geauga Savings Bank shall acquire beneficial ownership of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization.

                  Commencing at the same time as the Prospectus and Proxy Statement (as hereinafter defined) is first sent or given to holders of Maple Leaf Class A common stock and Class B common stock, Maple Leaf will cause to be sent or given to each holder of Warrants a copy of the Prospectus and Proxy Statement. Commencing at the same time as the Prospectus and Proxy Statement is first sent or given to holders of Warrants and continuing until the Effective Time, Maple Leaf will use reasonable efforts to obtain from each holder of Warrants an agreement in form and substance agreed upon by GLB and Maple Leaf whereby the holders of Warrants (i) consent to the conversion of their Warrants into the Tier 2 Merger Consideration and Tier 3 Merger Consideration on the basis set forth in Article 2 hereof, and (ii) agree not to exercise any of the Warrants then remaining unexercised unless this Agreement is terminated pursuant to Section 8.1 hereof.

                  5.2.4. DIVIDENDS. Maple Leaf shall not, and shall not permit Geauga Savings Bank to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of either of them other than dividends paid (to the extent legally permitted) by Geauga Savings Bank to Maple Leaf with respect to Geauga Savings Bank's capital stock. From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Maple Leaf shall not, without the prior written consent of GLB, make any changes in its dividend policies.


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                  5.2.5. EMPLOYEE PLANS, COMPENSATION AND BONUSES. Except as is
necessary to comply with the Code or as contemplated in this Agreement, Maple Leaf shall not, and shall not permit Geauga Savings Bank to: adopt or amend any employee bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, severance, collective bargaining, group insurance, fringe benefit or other employee benefit, incentive and welfare plans, policies, contracts and arrangements and trust agreements related thereto, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any present or former director, officer or employee of Maple Leaf or Geauga Savings Bank; increase the compensation or fringe benefits of any present or former director, officer or employee; pay any bonus, compensation or benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock rights) take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements, except as set forth in the Maple Leaf Disclosure Letter; or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

                  Notwithstanding the restrictions contained in this Section, Maple Leaf or Geauga Savings Bank may grant individual annual increases to officers and employees in accordance with past practices up to a total of 3% of the total annual compensation of all officers and employees, excluding from such total the aggregate of the compensation for the employees of Maple Leaf or Geauga Savings Bank who are parties to an employment agreement.

                  5.2.6. CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES.

                  (a) Maple Leaf and GLB shall consult and cooperate with each other with respect to determining the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger, provided that any such accounting shall be in accordance with generally accepted accounting principles.

                  (b) At the request of GLB, Maple Leaf shall promptly establish and take such reserves and accruals as GLB shall request in order to conform, on a mutually satisfactory basis, Maple Leaf's and Geauga Savings Bank's loan, accrual and reserve policies to GLB's policies. Maple Leaf shall, and shall as necessary cause Geauga Savings Bank to, establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger; provided, however, that it is the objective of GLB and Maple Leaf that such reserves, accruals and charges be taken on or before the Effective Time; and provided, further, that such reserves and accruals shall not constitute a Material Adverse Change, and Maple Leaf shall not be obligated to take any such action pursuant to this Section 5.2.6 unless and until (i) all conditions to the obligations of Maple Leaf and GLB to consummate the Merger set forth in Sections 6.1 through 6.3 have been waived or satisfied by the appropriate party, and (ii) such reserves, accruals and charges conform with generally accepted accounting principles, applicable laws, regulations, and the requirements of Governmental Entities.

         5.3. INTERIM OPERATIONS OF GLB. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, as required by law, or as otherwise approved in writing by Maple Leaf (which shall not be unreasonably withheld) GLB shall, and shall cause Great Lakes Bank to, conduct their respective businesses in such a manner so as not to materially interfere with the ability to consummate the Merger, delay the Effective Time or have a Material Adverse Effect upon the transactions contemplated by the Agreement.

         During the period from the date of this Agreement to the Effective Time, GLB shall not directly or indirectly solicit, initiate, discuss or negotiate any proposals or offers from any person relating to the acquisition or purchase of all or substantially all of the assets of, or more than five percent (5%) of the equity securities of,

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or any merger, consolidation or business combination with, any bank, savings bank, savings and loan association or similar financial institution or financial institution holding company, unless (i) GLB shall have first given written notice to Maple Leaf of GLB's intention to take such action, which notice shall be delivered to Maple Leaf no later than ten days prior to taking such action, and (ii) Maple Leaf shall have not objected to such action, which objection shall not be effective unless stated in writing by Maple Leaf and delivered to GLB within such ten-day period. Anything in this Agreement to the contrary notwithstanding, however, GLB shall not be required to notify Maple Leaf of, nor shall Maple Leaf have the right to object to, any proposed acquisition by GLB or Great Lakes Bank of a branch or branches of another financial institution, unless the total branch deposits to be acquired exceed $40 million and/or the cash acquisition price for such branch or branches exceeds $3.5 million.

         5.4. EMPLOYMENT MATTERS. GLB is not required to hire any employees of Maple Leaf or Geauga Savings Bank, but may if it so desires. All persons employed by GLB or Great Lakes Bank as of the Effective Time will remain "at will" employees, meaning that their employment can be terminated for any reason or no reason.

                  Following the Effective Time, the employee benefit programs to be available and applicable to the persons who were employees of Maple Leaf or Geauga Savings Bank, and who become employees of GLB or Great Lakes Bank, are as follows:

                  (i) Savings Plans. GLB maintains the GLB 401(k) Salary Reduction Plan and Trust ("GLB 401K Plan"). At the Effective Time, GLB will credit the Maple Leaf and Geauga Savings Bank employees who become employees of GLB or Great Lakes Bank, for purposes of the GLB 401K Plan, with all service with Maple Leaf or Geauga Savings Bank for purposes of determining their eligibility to participate in such plan and the vested portion of their respective accrued benefits under such plan.

                  (ii) Health Care Plans. At such time on or after the Effective Time as GLB shall deem appropriate, GLB and Great Lakes Bank will provide Maple Leaf and Geauga Savings Bank employees hired by GLB with such coverage under the GLB health care plan as GLB and Great Lakes Bank then provide their employees, with all service with Maple Leaf or Geauga Savings Bank credited for purposes of determining such employee's eligibility to participate in such plan and without any "prior existing condition" exclusion. The Geauga Savings Bank health care plans will be continued until the employees so hired can participate in the GLB health care plans.

                  No benefits currently provided Maple Leaf or Geauga Savings Bank employees that exceed benefits provided by GLB and Great Lakes Bank will be grandfathered or provided, unless otherwise specifically agreed to by GLB in writing or unless required by law. Other than otherwise expressly stated herein, GLB shall not assume any other health care benefit plans or benefits. GLB retains any existing right to amend or terminate any such plan, provided such right has been reserved by the plan sponsor in the plan document or otherwise and provided that such right currently exists.

                  (iii) Other Benefit Plans. At such time on or after the Effective Time as GLB shall deem appropriate, GLB and Great Lakes Bank shall provide former Maple Leaf or Geauga Savings Bank employees with such coverage under the GLB benefit plans and programs as are generally provided to all employees of GLB and Great Lakes Bank. All service with Maple Leaf or Geauga Savings Bank shall be credited for purposes of vesting and determining a former Maple Leaf or Geauga Savings Bank employee's eligibility to participate in such other benefit plans. No benefits currently provided to Maple Leaf or Geauga Savings Bank employees that exceed the benefits provided by GLB or Great Lakes Bank will be grandfathered or provided, unless otherwise specifically agreed to by GLB in writing or unless required by law, except as referenced in Section
5.2.5 of the Maple Leaf Disclosure Letter.


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         Notwithstanding anything contained herein to the contrary, no third party shall have a right to enforce the provisions of this Section 5.4 or assert any claim hereunder.

         5.5. ACCESS, INFORMATION AND CONFIDENTIALITY. Upon reasonable notice, Maple Leaf and Geauga Savings Bank shall grant to GLB and its representatives (including, without limitation, directors, officers and employees of GLB and Great Lakes Bank, its counsel, accountants, environmental consultants and other professionals retained by GLB) full access during normal business hours throughout the period prior to the Effective Time to the books, contracts, records (including, without limitation, tax returns), shareholder and customer information, properties, personnel and other information and documents of Maple Leaf and Geauga Savings Bank. With prior notice to Maple Leaf, GLB may have environmental assessments conducted on any properties owned, managed or controlled by Maple Leaf or Geauga Savings Bank.

         All information furnished by one party to another party in connection with this Agreement and the transactions contemplated hereby that is regarded by such furnishing party as confidential will be kept confidential by the other party and its representatives (including, without limitation, directors, officers and employees, its counsel, accountants and other professionals retained by such party) and will be used only in connection with this Agreement and the transactions contemplated hereby, and not in such party's business or by its directors, officers and employees, its counsel, accountants and other professionals retained by such party if the Merger is not consummated. Unless the Merger is consummated, neither GLB and Great Lakes Bank nor their respective directors, officers, employees, agents and representatives shall knowingly (i) solicit the customers or employees of Maple Leaf or Geauga Savings Bank or (ii) the loan or deposit customers of Maple Leaf or Geauga Savings Bank as identified in any materials or information provided to GLB in connection with this Agreement; provided, however, that general advertisements or general public solicitations for loans or depositors that are not targeted or directed specifically to customers of the Maple Leaf or Geauga Savings Bank, inquiries initiated by Maple Leaf or Geauga Savings Bank customers themselves, and solicitation of GLB or Great Lakes Bank's own customers existing as of the date hereof who are or may be customers of Maple Leaf or Geauga Savings Bank as well shall not be considered a violation of this provision. Nothing contained in this Section shall restrict or prohibit Maple Leaf or GLB from disclosing information required to be disclosed in any document filed with the Commission, FRB, FDIC, OTS, the Division and other Governmental Entities and bodies. So long as this Agreement has not been terminated pursuant to Article 8 hereof, GLB may, notwithstanding this confidentiality provision, disclose such information as GLB and Maple Leaf agree in writing is necessary or advisable in connection with explaining or providing background information to securities analysts and others concerning the transactions contemplated by this Agreement.

         5.6. CERTAIN FILINGS; CONSENTS AND ARRANGEMENTS. GLB and Maple Leaf shall (a) promptly file all reports and applications required to be filed with the Commission, the FRB and such other Governmental Entities as may have jurisdiction for such approvals as may be required to be obtained from such Governmental Entities in order to carry out the transactions contemplated by this Agreement as soon as practicable between the date of this Agreement and the Effective Time and Great Lakes Bank and Geauga Savings Bank shall file all reports or applications that may be required to be filed with the FRB, the FDIC, the OTS and the Division with respect to the Merger and the other transactions contemplated by this Agreement, (b) cooperate with one another (i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or regulation, and (ii) in promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations, and
(c) deliver to the other party to this Agreement copies of all such applications and reports promptly after they are filed. In no event, however, shall either party hereto be liable for any untrue statement of a material fact or omission to state a material fact in any filing made with any Governmental Entity pursuant to this Section made in reliance upon, and in conformity with, written information concerning the other party hereto furnished by such other party specifically for use in such filing. Each party hereto shall advise the other party promptly of the occurrence of any event making untrue any statement of a material fact contained in any such filing or any amendment or supplement thereto or

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that requires a change in any such filing or any amendment or supplement thereto in order to make any material statement therein not misleading.

         5.7. TAKEOVER STATUTES AND PROVISIONS. Maple Leaf shall use diligent efforts to (i) exempt Maple Leaf, this Agreement and the Merger from the requirements of any state takeover law (including without limitation, statutes relating to business combinations, control share acquisitions and merger moratoriums) and from any provisions under its Corporate Governance Documents, as applicable, by action of Maple Leaf's Board of Directors, shareholders or otherwise, and (ii) assist in any challenge by GLB to the applicability to the Merger of any state takeover law.

         5.8. INDEMNIFICATION AND INSURANCE. Except as may be limited by applicable law, indemnification of directors, officers and employees of Maple Leaf and Geauga Savings Bank for any claims made against them in their capacities as such shall be provided by GLB to the maximum amount permitted by law; provided, however, that this obligation shall expire on the fourth anniversary of the Effective Time.

         For a period of up to three years following the Effective Time, GLB will maintain in effect the current insurance policies maintained by Maple Leaf or Geauga Savings Bank (or substitute policies with substantially the same coverage and terms) covering directors' and officers' liability with respect to claims arising from factors or events that occurred before the Effective Time. Maple Leaf shall notify GLB prior to purchasing or continuing any insurance to cover the matters contained herein. To the extent insurance is available under any of the provisions in this Section to cover such claims and costs, such insurance shall be the primary source of funding these obligations.

         5.9. ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use diligent efforts promptly to take or cause to be taken all actions necessary, proper or advisable under applicable laws to consummate the transactions contemplated by this Agreement. In addition, without limitation, each party shall from time to time execute such certificates as to factual matters necessary, proper or advisable in order to receive the opinions contemplated by Article 6 or Article 7 of this Agreement.

         If at any time after the Effective Time the Surviving Corporation considers or is advised that any further deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record its right, title or interest in and to any of the rights, properties or assets of Maple Leaf or Geauga Savings Bank acquired or to be acquired by the Surviving Corporation, Maple Leaf, Geauga Savings Bank and their respective officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in and to such rights, properties or assets in the Surviving Corporation.

         5.10. COMPLIANCE WITH ANTITRUST LAWS. Each of GLB and Maple Leaf shall use diligent efforts to resolve such objections, if any, as may be asserted with respect to the Merger by the FRB, the Department of Justice, or any other Governmental Entity (including, without limitation, objections under any antitrust laws and any applicable laws or regulations). In the event a suit is threatened or instituted challenging the Merger as violative of the antitrust laws, each of GLB and Maple Leaf shall use diligent efforts to resist, resolve or avoid the filing of such suit. GLB and Maple Leaf shall use their diligent efforts to take such action as may be required: (a) by the FRB, the Department of Justice, or any other Governmental Entity in order to resolve such objections as any of them may have to the Merger, or (b) by any federal or state court of the United States, in any suit brought by a private party or Governmental Entity challenging the Merger as violative of any antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which has the effect of preventing the consummation of the Merger.


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         5.11. PUBLICITY. The initial press release announcing this Agreement shall be a joint press release in form and substance mutually agreed upon by the parties. Thereafter, except as required by law, Maple Leaf and GLB shall consult with each other and obtain the consent as to form and substance of any subsequent press release, and provide a written copy to the other prior to issuing any press releases, or otherwise making public statements, with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity.

         5.12.    REGISTRATION STATEMENT, PROXY STATEMENT AND COMFORT LETTERS.

         (a) GLB will, as soon as practicable, prepare and file with the Commission the Registration Statement, and any required amendments thereto, and GLB will use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable. GLB will also take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of the GLB Common Stock pursuant to the Merger. Maple Leaf shall promptly furnish GLB all information concerning Maple Leaf, Geauga Savings Bank, and the holders of its capital stock and Warrants and shall promptly take any action as GLB may reasonably request in connection with any such action.

         As soon as practicable, Maple Leaf will prepare appropriate proxy materials in respect of the Maple Leaf Meeting, which proxy materials will conform in all material respects to the provisions of the Exchange Act and the rules and regulations promulgated thereunder and will include, without limitation, a proxy statement of Maple Leaf, a Notice of Meeting and form of proxy (collectively, the "Proxy Statement"). The Proxy Statement will be included in the Registration Statement and shall be issued by Maple Leaf to Maple Leaf shareholders together with a prospectus of GLB relating to the offer and sale of GLB Common Stock to Maple Leaf shareholders and holders of Warrants (the "Prospectus"). GLB agrees to cooperate with Maple Leaf in preparation of a combined Prospectus and Proxy Statement (hereinafter sometimes referred to together as the "Prospectus/Proxy Statement") and take such other action so that Maple Leaf may promptly after the effectiveness of the Registration Statement mail the Prospectus/Proxy Statement to Maple Leaf's shareholders and holders of Warrants. GLB and Maple Leaf shall cooperate and consult with each other in the preparation of the Prospectus/Proxy Statement. Maple Leaf shall promptly furnish GLB all information concerning Maple Leaf, Geauga Savings Bank, the Maple Leaf Meeting and the holders of its capital stock and Warrants that is necessary for inclusion in or for preparation of the Registration Statement or the Prospectus or Proxy Statement included therein, and shall promptly take any action as GLB may reasonably request in connection with any such action.

         (b) Each of GLB and Maple Leaf will cause its respective independent auditors to issue a letter addressed to both GLB and Maple Leaf, within three business days prior to the effectiveness of the Registration Statement and also as of Closing, stating among other things, the following: (i) such accountants are independent public accountants within the meaning of the Securities Act and the rules and regulations promulgated thereunder; (ii) in the opinion of such accountants, the financial statements included in the Registration Statement and reported on therein by such accountants comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Rules and Regulations promulgated thereunder; (iii) on the basis of specified limited procedures (which procedures do not constitute an examination in accordance with generally accepted auditing standards), including a reading of the latest available unaudited financial statements and inquiries of officials responsible for financial and accounting matters, nothing came to their attention which caused them to believe that, during the period subsequent to December 31, 1997, to a specified date not more than three business days prior to the effective date of the Registration Statement and to a specified date not more than three business days prior to Closing, there was any change in the shares of its capital stock or long-term debt, if any, (other than changes due to payments in accordance with the terms of such debt, or in the event of any such change in long-term debt, the amount thereof) or any decrease (increase) in the total or per share amount of its net income (net loss) as compared with the corresponding period in the preceding year, except in all instances for changes or decreases (increases) which the Registration Statement discloses have occurred or may occur; (iv) such accountants have read the other data included in the

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Registration Statement with respect to the financial condition and operations of their respective clients and they find such data to be correctly computed and in agreement with the respective books and records of GLB and Maple Leaf.

         5.13.    AFFILIATES' COMPLIANCE WITH THE SECURITIES ACT.

         (a) Within 30 days after the date of this Agreement, Maple Leaf shall identify to GLB all officers, directors and holders of more than ten percent (10%) of the Maple Leaf Common Stock whom Maple Leaf reasonably believes are its "affiliates" as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act of the Commission. Thereafter and until the Effective Time, Maple Leaf shall identify to GLB each additional person whom it reasonably believes to have thereafter become its affiliate.

         (b) Maple Leaf shall use its diligent efforts to cause each person who is identified as an affiliate pursuant to clause (a) above to deliver to GLB not later than the date on which the Merger is approved, a written agreement, substantially in the form of Exhibit 5.13(b).

         5.14. MAPLE LEAF SHAREHOLDER MEETING. Maple Leaf shall take all action necessary, in accordance with applicable law and its Corporate Governance Documents, to convene a special or regular meeting of the holders of Maple Leaf Class A common stock and Class B common stock as promptly as practicable after the effectiveness of the Registration Statement for the purpose of considering and taking action upon this Agreement and the transactions contemplated herein (the "Maple Leaf Meeting"). Subject to the fiduciary obligations and duties of the Board of Directors of Maple Leaf under Ohio law and to the provisions of
Section 5.1 of this Agreement, the Board of Directors of Maple Leaf shall recommend that the holders of the Maple Leaf Class A common stock and Class B common stock vote in favor of and approve the Merger and adopt this Agreement at the Maple Leaf Meeting, and in favor of approval of the control share acquisition represented thereby if a separate vote under the Ohio Control Share Acquisition Act is necessary.

         5.15. TAX-FREE TREATMENT. Neither GLB nor Maple Leaf shall intentionally take or cause to be taken any action, or omit to take any action required to be taken, whether before or after the Effective Time, which would cause the Merger to be treated as a "sale of assets" for tax purposes. GLB covenants and agrees that it shall not cause a step-up in basis in the assets of Maple Leaf for tax purposes as a result of the Merger. In addition, in order for this transaction to be treated as having no income tax consequences at the entity level, GLB covenants and agrees that the Subsidiary shall have no other activities or assets, other than such activities as contemplated herein which are reasonably necessary to effect the Merger.

         5.16. MERGERS OF SUBSIDIARIES. The Board of Directors of GLB intends to merge Geauga Savings Bank with and into Great Lakes Bank contemporaneously with or promptly following the merger of Maple Leaf with and into GLB. Accordingly, Maple Leaf shall cause Geauga Savings Bank to enter into a definitive merger or consolidation agreement with Great Lakes Bank, providing for the merger or consolidation of Geauga Savings Bank with or into Great Lakes Bank; provided, however, that, in all cases, the obligation of Maple Leaf to cause such merger or consolidation to occur shall be subject to the condition that the Merger be simultaneously or previously consummated; and provided further, notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties of Maple Leaf in this Agreement shall not be deemed to be untrue or breached, (ii) Maple Leaf shall not be deemed to have failed to perform any covenant or obligation contained in this Agreement, and (iii) no condition to GLB's obligation to effect the Merger shall be deemed not to have been satisfied by or as a result of any merger or consolidation consummated pursuant to this Section. Maple Leaf shall cause Geauga Savings Bank to cooperate fully with GLB in consummating this merger or consolidation, including cooperating in the filing of any necessary regulatory applications.

         5.17. CURRENT INFORMATION. During the period from the date of this Agreement to the Effective Time, each of Maple Leaf and GLB will promptly notify the other of (i) any material change in the normal course of its business, (ii) any governmental complaints, investigations or hearings (or communications

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indicating that the same may be contemplated), or receipt of any memorandum or understanding or cease and desist order from a regulatory authority, or (iii) the institution or the threat of material litigation involving such party and will keep the other party fully informed of such events. During such period, GLB and Maple Leaf shall promptly provide the other with monthly unaudited financial statements as soon as they are available and each shall promptly provide the other with a copy of all Reports filed by it after the date of this Agreement through the Effective Time. Each of GLB and Maple Leaf agrees to keep the foregoing information strictly confidential.

         5.18. INTEGRATION OF OPERATIONS; YEAR 2000 COMPLIANCE. (a) Subject to applicable laws, regulations and the requirements of Governmental Entities, during the period from the date of this Agreement to the Effective Time, the parties will consult and cooperate fully with each other to do all things advisable to prepare for and facilitate the integration of Maple Leaf and Geauga Savings Bank operations into and with GLB's operations as rapidly and effectively as possible as of the Effective Time, including, without limitation, preparation for the integration of such branch operations, if any (including, without limitation, the preparation for the necessary installation of all of GLB's or Great Lakes Bank's hardware and software systems), management information systems, financial and accounting operations, employee compensation and benefit matters and similar matters, and employee training, as requested by GLB; provided, however, that Maple Leaf and Geauga Savings Bank shall not be required prior to the date upon which all conditions to the obligation of Maple Leaf to consummate the Merger have been waived or satisfied to make any changes in its branch operations, management information systems, financial and accounting systems or other operational matters that Maple Leaf reasonably believes should be deferred until all conditions to the obligation of Maple Leaf to consummate the Merger have been waived or satisfied.

         (b) After the date upon which all conditions to the obligation of Maple Leaf to consummate the merger have been waived or satisfied, each of Maple Leaf and Geauga Savings Bank shall, at their sole expense, take or cause to be taken such actions as are necessary in order to ensure that all mission-critical internal and external systems of Geauga Savings Bank are substantially Year 2000 compliant. If GLB determines that additional steps should be taken by Maple Leaf or Geauga Savings Bank in order to ensure that Geauga Savings Bank is Year 2000 compliant, or if as a result of a regulatory examination or assessment Geauga Savings Bank's Year 2000 compliance is rated less than satisfactory, Maple Leaf and Geauga Savings Bank shall, at their expense, take such additional actions as reasonably requested by GLB or as may be required by the Federal Deposit Insurance Corporation in order to achieve Year 2000 compliance in accordance with applicable regulatory guidelines and in order to address any deficiencies noted in the regulatory examination or assessment of Geauga Savings Bank.

         5.19. NASD LISTING. GLB will file an additional listing application with the National Association of Securities Dealers, Inc. for the GLB Common Stock to be issued in the Merger at the time prescribed by applicable rules and regulations. In addition, GLB will use its best efforts to maintain its listing on the Nasdaq SmallCap Market. GLB covenants and agrees that adequate current public information with respect to GLB will be made available for a period of three (3) years from and after the Closing, consistent with Commission Rule 144(c) under the Securities Act.

                                    ARTICLE 6
                                   CONDITIONS

         6.1.     CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER.

         The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the following conditions:


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         (a) The Merger and this Agreement shall have been approved and adopted by the affirmative vote of the holders of Maple Leaf Class A common stock and Class B common stock required by law and Maple Leaf's Corporate Governance Documents.

         (b) All authorizations, consents, orders or approvals, lack of any injunctive actions by the Department of Justice or any state or federal antitrust authority, of the FRB, FDIC, Division and any other Governmental Entity (collectively, "Consents") that are necessary for the consummation of the Merger shall have been obtained or shall have occurred and shall be in full force and effect at the Effective Time, and all applicable waiting periods shall have expired, except for any immaterial Consents that, if not obtained, would not involve criminal liability, any material civil penalties or fines, or would not have or reasonably be expected to have a Material Adverse Effect on the combined businesses, financial condition, or results of operations of GLB, Maple Leaf, Great Lakes Bank and Geauga Savings Bank taken as a whole. A material Consent shall not be deemed to have been obtained if the Consent shall include any conditions or requirements which, in the reasonable opinion of the Board of Directors of GLB, would have a Material Adverse Effect on the anticipated economic and business benefits to GLB of the transactions contemplated by this Agreement, taken as a whole.

         (c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of the parties, threatened by the Commission.

         (d) GLB shall have received all state securities and "blue sky" permits and other authorizations and approvals necessary to consummate the Merger and the transactions contemplated hereby, no order restraining the ability of GLB to issue GLB Common Stock pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of the parties, threatened by any state securities administrator.

         (e) The shares of GLB Common Stock to be issued in connection with the Merger shall have been approved for listing or trading on the Nasdaq SmallCap Market, subject to official notice of issuance.

         (f) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court or agency in the United States enjoining, prohibiting or materially delaying the consummation of the Merger shall have been issued and remain in effect.

         (g) Counsel to Maple Leaf shall have delivered to Maple Leaf and GLB such counsel's opinion substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as having no income tax consequences at the entity level and that, accordingly, no gain or loss will be recognized by GLB, the Subsidiary or Maple Leaf as a result of the Merger. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Maple Leaf, the subsidiary, GLB and others. The opinion of Maple Leaf's counsel shall be dated the date of the Closing.

         6.2.     CONDITIONS TO OBLIGATION OF MAPLE LEAF TO EFFECT THE MERGER.

         The obligation of Maple Leaf to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the additional following conditions:

         (a) GLB shall have performed in all material respects all of its obligations contained in this Agreement required to be performed at or prior to the Closing.

         (b) The representations and warranties of GLB contained in this Agreement shall be true and correct both: (i) on the date of this Agreement, and
(ii) as of the Effective Time as if made at and as of such time, (x) except, both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by

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this Agreement, (y) except, as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time, and (z) except, both on the date of this Agreement and at the Effective Time, to the extent that the inaccuracy of the representations or warranties of GLB, individually or in the aggregate, shall not have a Material Adverse Effect on GLB or Maple Leaf.

         (c) Maple Leaf shall have received a letter, dated as of the date of the Proxy Statement, from Tucker Anthony Incorporated to the effect that, in its opinion as of such date, the terms of the Merger are fair to Maple Leaf's shareholders and Warrant holders from a financial point of view.

         (d) Since the date of this Agreement, and except as may be explicitly provided in this Agreement, there shall not have been any change in the financial condition, results of operations or business of GLB or Great Lakes Bank that, either individually or in the aggregate, would have a Material Adverse Effect on GLB.

         (e) There shall not be any action or proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that challenges or seeks to prevent or delay the consummation of the Merger.

         6.3.     CONDITIONS TO OBLIGATION OF GLB TO EFFECT THE MERGER.

         The obligation of GLB to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the additional following conditions:

         (a) Maple Leaf shall have performed in all material respects all of its obligations contained in this Agreement required to be performed at or prior to the Closing.

         (b) The representations and warranties of Maple Leaf contained in this Agreement shall be true and correct both: (i) on the date of this Agreement, and
(ii) as of the Effective Time as if made on and as of such time, (x) except, both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by this Agreement, (y) except, as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time, and (z) except, both on the date of this Agreement and at the Effective Time, to the extent that the inaccuracy of the representations or warranties of Maple Leaf, individually or in the aggregate, shall not have a Material Adverse Effect on Maple Leaf or GLB.

         (c) Since the date of this Agreement, and except as may be explicitly provided in this Agreement, there shall not have been any change in the financial condition, results of operations or business of Maple Leaf or Geauga Savings Bank that, either individually or in the aggregate, would have a Material Adverse Effect on Maple Leaf.

         (d) In the aggregate, an amount less than ten percent (10%) of the Maple Leaf Common Stock is held by shareholders of Maple Leaf who have demanded payment of the fair value of their Maple Leaf Class A common stock or Class B common stock under Ohio Revised Code Section 1701.85 in connection with the Merger.

         (e) There shall not be any action or proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that challenges or seeks to prevent or delay the consummation of the Merger or seeks to impose material limitations on the ability of GLB to exercise full rights of ownership of the assets or business of Maple Leaf.

         (f) There shall not be in effect or proposed any order with respect to the transactions contemplated by this Agreement that in the reasonable judgment of GLB would (i) materially and adversely affect the ability of GLB to enjoy the economic or other benefits of the Merger or (ii) impose any material adverse condition, limitation or requirement on GLB or Great Lakes Bank in connection with the Merger or the merger of Geauga Savings Bank with and into Great Lakes Bank.

                                    ARTICLE 7
                                     CLOSING
         7.1      CLOSING.

         (a) Provided that this Agreement is not earlier terminated pursuant to
Section 8.1 hereof, the Closing will occur (i) at 10:00 a.m. (local time) at the principal executive offices of GLB as promptly as practicable after the date on which all of the conditions set forth in Article 6 of this Agreement are satisfied or duly waived, but not before at least fifteen days have elapsed since FRB approval of the Merger, or (ii) at such other time and place and on such other date as GLB and Maple Leaf may agree. Each of GLB and Maple Leaf acknowledges that time is of the essence of this Agreement.

         (b) Each of GLB and Maple Leaf shall use its best efforts to execute and deliver, on or prior to Closing, all such instruments, documents and certificates as may be necessary or advisable in order for the transactions contemplated by this Agreement to be consummated as soon as practicable.

         7.2 CLOSING TRANSACTIONS AND DELIVERIES BY GLB. On or before the Closing, GLB shall cause all of the following to be delivered to Maple Leaf:

         (a) A Certificate of Merger duly executed by the Subsidiary in accordance with Section 1701.81 of the Ohio Revised Code and in the form attached hereto as Exhibit 1.1.2, or in such other form as is appropriate for filing with the Ohio Secretary of State.

         (b) A certificate of the President and Chief Executive Officer and the principal financial officer of GLB certifying in their capacities as such officers that (i) the warranties and representations of GLB set forth in this Agreement were true and correct on the date of this Agreement, and are true and correct as of the Effective Time as if made at and as of such time, except (a) both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by this Agreement and (b) as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time; and (ii) GLB has caused all of its covenants set forth in this Agreement to be fully performed and satisfied in all material respects. The certificate shall be dated as of the date of Closing.

         (c) Copies of resolutions adopted by the directors of GLB and by the directors and sole shareholder of the Subsidiary, approving and adopting the Merger and this Agreement and authorizing the consummation of the transactions described therein, accompanied by a Certificate of the Secretary, or Assistant Secretary of GLB and the Subsidiary dated as of the date of Closing certifying the adoption of the foregoing resolutions.

         (d) The written opinion of Grady & Associates in form and substance satisfactory to the parties.

         7.3 CLOSING TRANSACTIONS AND DELIVERIES BY MAPLE LEAF. On or before the Closing, Maple Leaf shall cause all of the following to be delivered to GLB:

         (a) A Certificate of Merger duly executed by Maple Leaf in accordance with Section 1701.81 of the Ohio Revised Code and in the form attached hereto as Exhibit 1.1.2, or in such other form as is appropriate for filing with the Ohio Secretary of State.

         (b) A certificate of the President and the principal financial officer of Maple Leaf certifying in their capacities as such officers that (i) the warranties and representations of Maple Leaf set forth in this Agreement were true and correct on the date of this Agreement, and are true and correct as of the Effective Time as if made at and as of such time, except (a) both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by this Agreement and
                  (b) as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time; and (ii) Maple Leaf has caused all its covenants set forth in this Agreement to be fully performed and satisfied in all material respects. The certificate shall be dated as of the date of Closing.

         (c) Copies of all resolutions adopted by the directors and shareholders of Maple Leaf approving and adopting this Agreement and authorizing the consummation of the transactions described herein, accompanied by a certificate of the secretary or the assistant secretary of Maple Leaf, dated as of the Closing Date, and certifying (i) the date and manner of the adoption of each such resolution, and (ii) that each such resolution is in full force and effect, without amendment, as of the Closing Date.

         (d) The written opinion of Ulmer & Berne LLP, in form and substance satisfactory to the parties.

         (e) The original, complete minute books of Maple Leaf containing at least the Articles of Incorporation, as the same may have been amended and restated, and the Code of Regulations, and all of the minutes and actions of the shareholders, directors and committees or directors and share transfer and registration records of Maple Leaf.

         (f) With respect to each holder of Warrants who has executed the agreement contemplated by Section 5.2.3, an original of such agreement.

                                    ARTICLE 8
                                  MISCELLANEOUS

         8.1. TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Maple Leaf:

         (a) by mutual agreement of the parties by the vote of a majority of the Board of Directors of each of GLB and Maple Leaf;

         (b) by the vote of a majority of the Board of Directors of either GLB or Maple Leaf if the Merger shall not have been consummated on or before December 15, 1999 (provided that the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein). If the Merger is not consummated on or before November 1, 1999, Maple Leaf or Geauga Savings Bank shall be entitled to pay year-end bonuses for the 1999 fiscal year in amounts up to $65,000 for Geauga Savings Bank's President, $25,000 for its Treasurer and an aggregate of $20,500 for all other employees;

         (c) by the vote of a majority of the Board of Directors of Maple Leaf if any of the conditions specified in Sections 6.1 and 6.2 have not been met or waived by Maple Leaf at such time as such condition can no longer be satisfied;

         (d) by the vote of a majority of the Board of Directors of GLB if any of the conditions specified in Sections 6.1 and 6.3 have not been met or waived by GLB at such time as such condition can no longer be satisfied;

         (e) by the vote of a majority of the Board of Directors of either GLB or Maple Leaf if any regulatory agency has denied approval of the Merger;

         (f) by the vote of a majority of the Board of Directors of either GLB or Maple Leaf in the event of a material breach by the other party of any representation, warranty, covenant or agreement, which breach is not cured, or cannot be cured, within 30 days after written notice thereof is given to the party committing such breach;

         (g) By the vote of a majority of the Board of Directors of Maple Leaf at any time prior to the second full day immediately prior to the Closing with immediate notice to GLB, if the following three conditions are satisfied:

                  (i)      the GLB Closing Price is less than $8.00 per share;
                           and

                  (ii) the number obtained by dividing the GLB Closing Price by the mean between the bid and asked closing prices of the GLB Common Stock on November 24, 1998 (on the Nasdaq SmallCap Market as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) is less than 90% of the quotient obtained by dividing the Index Price on the seventh (7th) day immediately preceding the Closing by the Index Price on November 24, 1998; and

                  (iii) GLB shall not have given written notice to Maple Leaf prior to the second full day immediately prior to the Closing stating that GLB elects to increase the cash portion of the Merger Consideration by an amount equal to the product of (x) the difference between $8.00 and the GLB Closing Price per share and (y) 375,000.

         For purposes of this Subsection 8.1(g):

                  "GLB Closing Price" shall mean the average of the mean between the bid and asked closing prices per share of GLB Common Stock on the Nasdaq SmallCap Market (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) for the most recent twenty (20) days on which actual trades of such shares occur ending on the seventh (7th) day immediately preceding the Closing.

                  "Index Price" on a given date shall mean the weighted average (weighted according to market-value) of the closing sales prices of banks and bank holding companies headquartered in Ohio whose common stock is traded on the New York Stock Exchange, the American Stock Exchange, the Nasdaq SmallCap Market or the Nasdaq National Market, as reported by SNL Securities LC of Charlottesville, Virginia. If GLB or any of such banks or bank holding companies declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or other similar transaction between November 24, 1998 and the seventh (7th) day immediately preceding the Closing, the prices for the GLB Common Stock or such company and any calculations hereunder will be appropriately adjusted for the purposes of applying this section; or

         (h) By a vote of a majority of the Board of Directors of Maple Leaf upon the acceptance by Maple Leaf of an Acquisition Transaction pursuant to
Section 5.1(b) and the payment to GLB required thereunder.

         8.2.     NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES; EFFECT OF
                  TERMINATION.

         The representations and warranties or covenants in this Agreement will terminate at the Effective Time or the earlier termination of this Agreement pursuant to Section 8.1, as the case may be; provided however, that if the Merger is consummated, Sections 1.1.5, 2.1 through 2.8, 3.19, 4.22, 5.4, 5.5, 5.8, 5.9, 5.10, 5.13, 5.15, 5.16, 5.19 and 8.2 will survive the Effective Time to the extent contemplated by such Sections.

         In the event of the termination of this Agreement, this Agreement shall become void and of no effect, except that (i) the confidentiality and other obligations set forth or referenced in Section 5.5 (the second paragraph of Section 5.5) and the expense provisions set forth in Section 8.11 will survive any termination of this Agreement, and (ii) until October 20, 2000, neither GLB, Great Lakes Bank nor their respective directors, officers, employees, agents, representatives or owners of more than ten percent (10%) of the GLB Common Stock shall acquire or propose to acquire in any manner, whether directly or indirectly and including any unilateral offer or proposal, any securities or property of Maple Leaf or Geauga Savings Bank, nor will any of such persons solicit or accept proxies relating to any vote of shareholders of Maple Leaf, except pursuant to a transaction approved by the Board of Directors of Maple Leaf.

         8.3. WAIVER. Either party hereto may, by written notice to the other party hereto, (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement, (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the conditions or covenants of such other party contained in this Agreement, or (d) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of either party, shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions, or agreements contained in this Agreement. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

         8.4. AMENDMENT. This Agreement may be amended or supplemented by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the shareholders of Maple Leaf; provided however, that any such amendment or supplement to this Agreement made subsequent to the adoption of this Agreement by the shareholders of Maple Leaf shall not (a) alter the amount or change the form of the consideration contemplated by this Agreement, (b) alter or change any material term of the Amended and Restated Articles of Incorporation of the Surviving Corporation to be affected by the Merger, or (c) alter or change the qualification of the Merger as a tax-free reorganization under the provisions of
Section 368 of the Code.

         8.5. ENTIRE AGREEMENT. This Agreement and the agreements referenced and contemplated therein and thereby, contain the entire agreement between GLB and Maple Leaf with respect to the Merger and the other transactions contemplated hereby and thereby, and supersede all prior agreements between GLB and Maple Leaf with respect to such matters; provided, however, that nothing contained herein shall be deemed to rescind or modify that certain confidentiality agreement dated September 28, 1998 by and between GLB and Tucker Anthony Incorporated.

         8.6. APPLICABLE LAW. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof.

         8.7.     CERTAIN DEFINITIONS.

         (a) For purposes of this Agreement, the term:

         (i) "affiliate" and "associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof;

         (ii) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

         (iii) "person" means an individual, corporation, partnership, association, trust or unincorporated organization; and

         (iv) "Material Adverse Effect" on Maple Leaf or GLB means a material adverse effect (other than as a result of changes (x) in banking laws or regulations of general applicability or interpretations thereof by court or governmental entities, and
                  (y) in generally accepted accounting principles) on the respective condition (financial and otherwise), results of operations, or business of Maple Leaf and Geauga Savings Bank, or GLB and Great Lakes Bank, as the case may be, taken as a whole, or on the ability of Maple Leaf or GLB, as the case may be, to consummate the transactions contemplated hereby.

         8.8. NOTICES. All notices and other communications hereunder will be in writing and will be deemed to have been duly given or delivered, if delivered personally or delivered by a recognized commercial courier, to each of the parties at the following addresses:

   TO MAPLE LEAF:                      TO GLB:
   Betty L. Kimbrew, President         Richard T. Flenner, Jr., President and
   Maple Leaf Financial, Inc.          Chief Executive Officer
   10800 Kinsman Road                  GLB Bancorp, Inc.
   Newbury, Ohio  44065-9744           7001 Center Street
                                       Mentor, Ohio  44060

   WITH A COPY TO:                     WITH A COPY TO:
   Robert A. Fein, Esq. and            Francis X. Grady, Esq.
   Stanley T. Koenig, Esq.             Grady & Associates
   Ulmer & Berne LLP                   20800 Center Ridge Road, Suite 116
   Bond Court Building                 Rocky River, Ohio  44116-4306
   1300 East Ninth Street, Suite 900
   Cleveland, Ohio  44114-1583

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 8.8.

         8.9. COUNTERPARTS; EXHIBITS. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement. Any exhibits or schedules referenced herein and attached hereto shall be incorporated by reference herein as if fully written out in this Agreement.

         8.10. PARTIES IN INTEREST. This Agreement is not intended to nor will it confer upon any other person any rights or remedies, except as expressly stated herein.

         8.11. EXPENSES. Each party shall be responsible for the costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, except that the cost of the tax opinion shall be shared equally by Maple Leaf and GLB. If this Agreement is terminated by Maple Leaf or GLB pursuant to 8.1(f) because of the material breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement, then the breaching party shall pay all costs and expenses of the terminating party, including but not limited to printing, mailing, filing, registration and related fees, as well as fees for financial advisors, accountants and legal counsel, provided that the terminating party is not in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

         8.12. ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, that it is impossible to measure in money the damages that would result to a party by reason of the failure of any of the parties to perform any of the obligations of this Agreement and that money damages would be an inadequate remedy in this instance. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, it is agreed that if any party should institute an action or proceeding seeking specific enforcement of this Agreement, the party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists and shall waive or not assert any requirement to post bond in connection with seeking specific performance. Notwithstanding anything to the contrary herein, and in addition to any rights set forth in Section 8.11, a party may seek monetary damages against a breaching party for any willful breach of this Agreement.

         8.13. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced and does not adversely affect the substance of these transactions in a material way, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

         IN WITNESS WHEREOF, Maple Leaf and GLB have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                         GLB BANCORP, INC.
Attest:

/s/ Andrew L. Meinhold                   /s/ Richard T. Flenner, Jr.
---------------------------------        -------------------------------------
Andrew L. Meinhold, Executive            Richard T. Flenner, Jr.
Vice President and Secretary             President and Chief Executive Officer


                                 ACKNOWLEDGMENT

STATE OF OHIO              )
                           ) SS:
COUNTY OF LAKE             )

         BE IT REMEMBERED that on this 24th day of November, 1998, personally came before me, a Notary Public in and for the State and County aforesaid, Richard T. Flenner, Jr., President and Chief Executive Officer, and Andrew L. Meinhold, Executive Vice President and Secretary of GLB Bancorp, Inc., an Ohio corporation, and they duly executed the Agreement of Affiliation and Plan of Merger before me and acknowledged it to be their act and deed and the act and deed of said Corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24th day of November, 1998.

                                                     /s/ Notary
                                                    -------------------------
                                                    MAPLE LEAF FINANCIAL, INC.
Attest:

/s/ Lloyd V. Clemmer                                /s/ Betty L. Kimbrew
----------------------------------                  ---------------------------
Lloyd V. Clemmer, Treasurer                         Betty L. Kimbrew, President
and Secretary

                                 ACKNOWLEDGMENT

STATE OF OHIO              )
                           ) SS:
COUNTY OF GEAUGA           )

         BE IT REMEMBERED that on this 24th day of November, 1998, personally came before me, a Notary Public in and for the State and County aforesaid, Betty
L. Kimbrew, President, and Lloyd V. Clemmer, Treasurer and Secretary of Maple Leaf Financial, Inc., an Ohio corporation, and they duly executed the Agreement of Affiliation and Plan of Merger before me and acknowledged it to be their act and deed and the act and deed of said Corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24th day of November, 1998.

                                                    /s/ Notary
                                                    ---------------------------

                              INDEX TO DEFINITIONS

         DEFINITIONS                                                            SECTIONS
         -----------                                                            --------
         Acquisition Transactions                                               Section 5.1
         Additional Merger Cash Consideration                                   Section 2.2
         affiliate                                                              Section 8.7(i)
         Agreement                                                              Introduction
         associate                                                              Section 8.7(i)
         BHCA                                                                   Section 3.1
         Certificate of Merger                                                  Section 1.1.2
         Closing                                                                Section 1.1.3
         Commission                                                             Section 3.5
         Company Contracts                                                      Section 4.10
         Company Employees                                                      Section 5.4(b)
         Company Employee Plans                                                 Section 4.9
         Code                                                                   Section 3.17
         Consents                                                               Section 6.1
         Constituent Corporations                                               Section 1.1.2
         control                                                                Section 8.7(ii)
         Corporate Governance Documents                                         Section 4.1
         Dissenting Shares                                                      Section 2.1
         Division                                                               Section 3.6
         Effective Time                                                         Section 1.1.2
         Environmental Law                                                      Section 3.18
         ERISA                                                                  Section 3.17
         ESOP Qualified Benefit Plan                                            Section 4.9
         Exchange Act                                                           Section 3.5
         Exchange Agent                                                         Section 2.2
         Exchange Fund                                                          Section 2.5.1
         FDIC                                                                   Section 3.6
         Fed Approval Date                                                      Section 8.6(iii)
         FRB                                                                    Section 3.6
         GLB                                                                    Introduction
         GLB 401(k) Plan                                                        Section 5.4
         GLB Balance Sheet Date                                                 Section 3.7
         GLB Closing Price                                                      Section 8.1(g)
         GLB Common Stock                                                       Section 2.1
         GLB Contracts                                                          Section 3.8
         GLB Employee Plans                                                     Section 3.17
         GLB Financial Statements                                               Section 3.7
         GLB Reports                                                            Section 3.7
         Governmental Entity                                                    Section 3.6
         Hazardous Substance                                                    Section 3.18
         HOLA                                                                   Section 4.1
         HSR Act                                                                Section 3.6
         Index Price                                                            Section 8.1(g)
         IPO Registration Statement                                             Section 3.7
         IRS                                                                    Section 4.8
         Mailing Date                                                           Section 2.2
         Maple Leaf                                                             Introduction
         Maple Leaf Balance Sheet Date                                          Section 4.7
         Maple Leaf Common Stock                                                Section 2.1
         Maple Leaf Contracts                                                   Section 4.10
         Maple Leaf Employee Plans                                              Section 4.9
         Maple Leaf Financial Statements                                        Section 4.7
         Maple Leaf Meeting                                                     Section 5.14
         Material Adverse Effect                                                Section 8.7(iv)
         Merger                                                                 Section 1.1.1

         Merger Consideration                                                   Section 2.1
         New Certificates                                                       Section 2.5.1
         OGCL                                                                   Section 1.1.1
         OTS                                                                    Section 3.6
         PBGC                                                                   Section 3.17
         person                                                                 Section 8.7(iii)
         Prospectus                                                             Section 5.12
         Prospectus/Proxy Statement                                             Section 5.12
         Proxy Statement                                                        Section 5.12
         Registration Statement                                                 Section 3.5
         Securities Act                                                         Section 3.5
         State Takeover Approvals                                               Section 3.6
         Subsidiary                                                             Section 8.6(i)
         Surviving Corporation                                                  Section 1.1.1
         Tier 1 Merger Cash Consideration                                       Section 2.1
         Tier 1 Merger Share Consideration                                      Section 2.1
         Tier 1 Merger Consideration                                            Section 2.1
         Tier 2 Merger Cash Consideration                                       Section 2.1
         Tier 2 Merger Share Consideration                                      Section 2.1
         Tier 2 Merger Consideration                                            Section 2.1
         Tier 3 Merger Cash Consideration                                       Section 2.1
         Tier 3 Merger Share Consideration                                      Section 2.1
         Tier 3 Merger Consideration                                            Section 2.1
         Treasury Shares                                                        Section 2.1
         Warrants                                                               Section 2.8
         1991 Warrants                                                          Section 4.3
         1996 Warrants                                                          Section 4.3

                                                                      APPENDIX B
TUCKER ANTHONY INCORPORATED

ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108
(617) 725-1762
(617) 725-2483 FAX


                                                                  April 19, 1999


Board of Directors
Maple Leaf Financial, Inc.
10800 Kinsman Road
Newbury, Ohio  44065

Members of the Board:


You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of Class A common stock and Class B common stock and 1996 and 1991 warrants to purchase Class A and Class B common stock of Maple Leaf Financial, Inc. ("Maple Leaf" or the "Company") pursuant to the Agreement of Affiliation and Plan of Merger dated November 24, 1998, as amended as of December 29, 1998 (the "Agreement") by and between the Company and GLB Bancorp, Inc. ("GLB"). Pursuant to the Agreement, at the Effective Time, the aggregate consideration payable in the merger is $18,000,000 in cash (or an amount as close to that as practicable) and 375,000 shares of GLB Common Stock (or a number of shares as close to, but not in excess of, that number as practicable). The allocation of such consideration among the holders of (i) Class A common stock, without par value, and Class B common stock, without par value, of Maple Leaf; (ii) the 1996 Warrants of Maple Leaf; and
(iii) the 1991 Warrants of Maple Leaf, as separate groups and to the individual holders thereof, is based upon the GLB Closing Price, as provided in the Agreement. Defined terms in this letter which are not otherwise defined herein shall have the same meanings set forth in the Agreement.


Tucker Anthony Incorporated ("Tucker Anthony") as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is payable upon the consummation of the Merger. In the ordinary course of our business, we may actively trade the securities of GLB for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have among other things:

(i)      Reviewed the draft form of the Agreement dated November 20, 1998;

(ii) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended December 31, 1997, and for the three quarters ended March 31, June 30, and September 30, 1998;

(iii) Reviewed certain historical financial and other information concerning GLB for the three fiscal years ended December 31, 1997, and for the three quarters ended March 31, June 30, and September 30, 1998, including GLB's common stock Prospectus dated May 14, 1998 and quarterly reports on Form 10-Q;

(iv) Held discussions with the senior management of the Company and GLB with respect to their past and current financial performance, financial condition and future prospectus;


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



(v) Reviewed certain internal financial data, projections and other information of the Company including financial projections prepared by management;

(vi) Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared the Company and GLB from a financial point of view with certain of these institutions;

(vii) Compared the consideration to be received by the stockholders of the Company pursuant to the Agreement with the consideration received by stockholders in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

(viii) Reviewed publicly available earnings estimates, historical trading activity and ownership data of GLB common stock and considered the prospects for dividends and price movement;

(ix) Reviewed historical trading activity and ownership data of the Company's common stock and considered the prospects for dividends and price movement; and

(x) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion. In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters.

In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and GLB and have not attempted to verify any of such information. We have assumed (i) that the financial projections of the Company provided to us with respect to the results of operations likely to be achieved by the Company have been prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to future financial performance and results and (ii) that such forecasts and estimates will be realized in the amounts and in the time periods currently estimated by management. We have also assumed, without independent verification, that the aggregate reserves for possible loan losses for the Company and GLB are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, GLB or any of their respective subsidiaries nor did we verify any of the Company's or GLB's books or records or review any individual loan credit files. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter. This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to shareholders. Tucker Anthony has advised the Board of Directors of the Company that it does not believe any persons other than the Members of the Board of Directors of the Company have the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof the consideration to be received by holders of Class A common stock and Class B common stock and 1996 and 1991 warrants to purchase Class A and Class B common stock of the Company pursuant to the Agreement is fair to such holders from a financial point of view.

                                                 Very truly yours,


                                                /s/ Tucker Anthony Incorporated


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



                                                                      APPENDIX C
                         OHIO DISSENTERS' RIGHTS STATUTE

                        RELIEF TO DISSENTING SHAREHOLDER
                             OF DOMESTIC CORPORATION

                            OHIO REVISED CODE 1701.85

         (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

         (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

         (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

         (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

         (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested, so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder, within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A

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request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

         (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued such shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint, and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division
(D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

         (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller, who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

         (D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

                  (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

                  (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

                  (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

                  (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

         (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

         (E) From the time of the dissenting shareholder's giving of the demand, until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                                                      APPENDIX D

                           WARRANT HOLDERS' AGREEMENT

         THIS WARRANT HOLDERS' AGREEMENT (the "Agreement") dated __________________, 1999 is entered into by and among MAPLE LEAF FINANCIAL, INC., an Ohio corporation ("Maple Leaf") and those existing holders of 1996 Warrants representing the right to purchase one share of Class A common stock, without par value, and one share of Class B common stock, without par value, of Maple Leaf each at $412.50 per share (the "1996 Warrants") and 1991 Warrants representing the right to purchase one share of Class A common stock, without par value, and one share of Class B common stock, without par value, of Maple Leaf each at $312.50 per share (the "1991 Warrants") listed on EXHIBIT "A" attached hereto and incorporated herein by reference (individually, a "Warrant Holder" and collectively, the "Warrant Holders").

                                    RECITALS:

         A. The respective Boards of Directors of GLB Bancorp, Inc., an Ohio corporation ("GLB") and Maple Leaf have determined that it is in the best interests of the shareholders of GLB and Maple Leaf, respectively, that Maple Leaf merge with and into GLB upon the terms and subject to the conditions set forth in that certain Agreement of Affiliation and Plan of Merger dated as of November 24, 1998 by and between GLB and Maple Leaf, amended as of December 29, 1998 (as amended, the "Merger Agreement").

         B. The respective Boards of Directors of GLB and Maple Leaf have each approved the merger of Maple Leaf with and into GLB upon the terms and subject to the conditions set forth in the Merger Agreement.

         C. Section 5.2.3 of the Merger Agreement provides, among other things, that the Warrant Holders (i) consent to the conversion of their 1991 Warrants and 1996 Warrants into the Tier 2 Merger Consideration and Tier 3 Merger Consideration (as such terms are defined in Article 2 of the Merger Agreement) on the basis set forth in Article 2 of the Merger Agreement, and (ii) agree to forbear from the exercise of any of their 1991 Warrants or 1996 Warrants unless the Merger Agreement is terminated pursuant to Section 8.1 thereof.

         NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. CONSENT TO CONVERSION. Each Warrant Holder has read the Merger Agreement, understands its terms, and has had the opportunity to receive the advice of counsel and/or such Warrant Holder's financial and tax advisers with respect to the Merger Agreement and this Agreement. Each Warrant Holder hereby consents to the conversion of all 1991 Warrants and 1996 Warrants owned by such Warrant Holder into the Tier 2 Merger Consideration and Tier 3 Merger Consideration on the basis set forth in Article 2 of the Merger Agreement.

         2. FORBEARANCE FROM EXERCISE. Each Warrant Holder hereby agrees to forbear from the exercise of any 1991 Warrants and 1996 Warrants owned by such Warrant Holder which remain unexercised as of the date hereof unless and until the Merger Agreement is terminated pursuant to Section 8.1 thereof.

         3. RELEASE. In consideration of the execution and delivery of this Agreement, and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, each Warrant Holder (for such Warrant Holder and such Warrant Holder's shareholders, officers, directors, members, partners, heirs, executors, representatives, successors and assigns) forever releases GLB and Maple Leaf, and their respective shareholders, directors, officers, employees, agents, representatives, successors and assigns, from any and all claims, demands, actions, and causes of action whatsoever, known and unknown, liquidated and contingent, foreseeable and unforeseeable, of such Warrant Holder against GLB, Maple Leaf, or their respective shareholders, directors, officers, employees, agents, representatives, successors and assigns, arising from or in connection with, or relating to:

                  (a) the conversion of all 1991 Warrants and 1996 Warrants owned by such Warrant Holder into the Tier 2 Merger Consideration and Tier 3 Merger Consideration on the basis set forth in Article 2 of the Merger Agreement; and

                  (b) the agreement of such Warrant Holder to forebear from the exercise of any 1991 Warrants and 1996 Warrants owned by such Warrant Holder which remain unexercised as of the date hereof unless and until the Merger Agreement is terminated pursuant to Section 8.1 thereof.

         4.       MISCELLANEOUS.

                  (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio. Jurisdiction and venue for any action or claim arising hereunder shall lie exclusively in the United States Federal District Court for the Northern District of Ohio, Eastern Division, and the Geauga County, Ohio, Court of Common Pleas, and each party irrevocably consents to the personal and subject matter jurisdiction of said courts. Each party consents to service of process.

                  (b) This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. The signature page of any counterpart, and facsimiles and photocopies thereof, may be appended to any other counterpart and when so appended will constitute an original.

                  (c) This Agreement shall be binding upon and inure to the benefit of the Maple Leaf and its shareholders, officers, directors, employees, agents, representatives, successors and assigns, and the Warrant Holders and their respective shareholders, officers, directors, members, partners, employees, agents, heirs, executors, representatives, successors and assigns. This Agreement may not be assigned by a party without the prior written consent of the other parties hereto; provided, that, this Agreement may be assigned by Maple Leaf, whether by operation of law or otherwise, to any successor of Maple Leaf. The parties hereby expressly acknowledge their mutual intent and agreement that GLB shall be considered a third party beneficiary of this Agreement.

                  (d) This Agreement contains the entire agreement among the parties respecting the subject matter of this Agreement. There are no representations, agreements, arrangements or understandings, oral or written, between the parties with respect to the subject matter of this Agreement, other than as set forth herein. This Agreement may be modified only in a writing executed by all of the parties.

                  (e) Each party covenants and agrees to execute and deliver such further consents, certificates, affidavits, agreements, instruments and other documents as another party reasonably requests to effectuate the provisions of this Agreement.

                  (f) Section and paragraph headings are not to be considered part of this Agreement. They are included solely for the convenience of the parties and are not intended to be full and accurate descriptions of the contents of this Agreement. The recitals set forth at the beginning of this Agreement are an integral part of this Agreement and are incorporated herein by reference as if fully rewritten.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MAPLE LEAF FINANCIAL, INC.


By:
   -----------------------------------
         Betty L. Kimbrew, President

                    WARRANT HOLDERS' AGREEMENT SIGNATURE PAGE

          The undersigned acknowledges that the foregoing Warrant Holders' Agreement has been read and is understood in its entirety and agrees to be bound thereby.

         Executed by the undersigned this _______ day of _______________, 1999.

SIGNATURE BLOCK FOR                   SIGNATURE BLOCK FOR WARRANT HOLDERS
INDIVIDUAL WARRANT HOLDERS            OTHER THAN INDIVIDUALS

_________________________________     ____________________________________
(Signature of Warrant Holder)         (Print Name of Entity/Warrant Holder)

_________________________________     By:__________________________________
(Print Name of Warrant Holder)           (Signature of Authorized Signatory)

                                         Its:__________________________________
                                            (Title of Authorized Signatory)

                                         ____________________________________
                                         (Print Name of Authorized Signatory)

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Ohio General Corporation Law ("OGCL") provides that Ohio corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest. Article EIGHTH of GLB's Amended and Restated Articles of Incorporation provides for indemnification to the maximum extent permitted by the OGCL.

         The OGCL further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. The OGCL also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee, or agent. GLB Bancorp, Inc. maintains insurance for the benefit of persons entitled to indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits.  See the Exhibit Index.

         (b)      Financial Statement Schedules.  Not Applicable.

         (c) Reports, Opinions or Appraisals. Furnished as Appendix B to the Prospectus and Proxy Statement

ITEM 22. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                           (i) Include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) Reflect in the prospectus any facts or events
                  which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) Include any additional or changed material
                  information in the plan of distribution.

                  (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GLB Bancorp, Inc. pursuant to the foregoing provisions, or otherwise, GLB Bancorp, Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GLB Bancorp, Inc. of expenses incurred or paid by a director, officer or controlling person of GLB Bancorp, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GLB Bancorp, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mentor, State of Ohio, on the 16th day of April, 1999.


                               GLB BANCORP, INC.

                               By: /s/ Richard T. Flenner, Jr.

                               Richard T. Flenner, Jr., President and Chief
                               --------------------------------------------
                               Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Richard T. Flenner, Jr.                                      April 16, 1999
--------------------------------------
Richard T. Flenner, Jr., President,
Chief Executive Officer and Director

/s/ Cheryl J. Mihitsch                                           April 16, 1999
---------------------------------------
Cheryl J. Mihitsch, Treasurer
(Principal Financial and Accounting Officer)

/s/ James V. Fryan *                                             April 16, 1999
----------------------------------------
James V. Fryan, Director

/s/ George C. Lott *                                             April 16, 1999
----------------------------------------
George C. Lott, Director

/s/ George X. Mechir *                                           April 16, 1999
----------------------------------------
George X. Mechir, Director

/s/ Marian Rose Nathan *                                         April 16, 1999
----------------------------------------
Marian Rose Nathan, Director

/s/ Jerome T. Osborne *                                          April 16, 1999
----------------------------------------
Jerome T. Osborne, Director and
Chairman of the Board

/s/ Richard M. Osborne *                                         April 16, 1999
----------------------------------------
Richard M. Osborne, Director and
Vice Chairman of the Board

/s/ Edward R. Pike *                                              April 16, 1999
----------------------------------------
Edward R. Pike, Director

/s/ Thomas J. Smith *                                             April 16, 1999
----------------------------------------
Thomas J. Smith, Director

/s/ Joseph T. Svete *                                            April 16, 1999
----------------------------------------
Joseph T. Svete, Director

/s/ Thomas E. Wheeler *                                           April 16, 1999
----------------------------------------
Thomas E. Wheeler, Director



         *The undersigned, by signing his name hereto, does sign and execute this registration statement on behalf of each of the indicated officers and directors of GLB Bancorp, Inc. pursuant to a Power of Attorney executed by each such officer and director and filed with this registration statement.


Dated: April 16, 1999                       /s/Richard T. Flenner, Jr.
                                            ---------------------------------
                                            Richard T. Flenner, Jr.
                                            Attorney-in-Fact

                                  EXHIBIT INDEX
EXHIBIT
NUMBER            DESCRIPTION
------            -----------

**       2.1      Agreement of Affiliation and Plan of Merger by and between GLB
                  Bancorp, Inc. and Maple Leaf Financial, Inc. dated as of
                  November 24, 1998, as amended by Amendment to Agreement of Affiliation and Plan of Merger dated as of December 29, 1998
                  (included as Appendix A to the Prospectus/Proxy Statement and incorporated herein by this reference)

         3.1 Amended and Restated Articles of Incorporation of GLB Bancorp, Inc. (incorporated by reference to Exhibit 3.a to the Registration Statement on Form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333-48387)

         3.2 Code of Regulations, as amended, of GLB Bancorp, Inc. (incorporated by reference to Exhibit 3.b to the Registration Statement on Form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333-48387)

*        5        Opinion of Grady & Associates regarding legality

*        8        Opinion of Ulmer & Berne LLP regarding certain tax matters

         10.a 1998 Stock Option and Incentive Plan of GLB Bancorp, Inc. (incorporated by reference to Exhibit 10.a to the Registration Statement on Form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333-48387)

         10.b Indenture of Lease dated March 1, 1998 between Richard M. Osborne, Trustee, and Great Lakes Bank, for the 58 South Park Place branch (Painesville, Ohio) (incorporated by reference to Exhibit 10.b to the Registration Statement on Form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333-48387)

         10.c Indenture of Lease dated May 1, 1997 between Richard M. Osborne, Trustee, and Great Lakes Bank, for the 29933 Euclid Avenue branch (Wickliffe, Ohio) (incorporated by reference to Exhibit 10.c to the Registration Statement on Form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333-48387)

         10.d Indenture of Lease dated March 1, 1998 between Great Lakes Bank and OsAir, Inc. for the lease of certain space in Great Lakes Bank's main office facility at 7001 Center Street (Mentor, Ohio) (incorporated by reference to Exhibit 10.d to the Registration Statement on Form SB-2, Amendment No. 1, filed by the registrant on May 1, 1998, Commission File No. 333-48387)

         10.e Federal Home Loan Bank of Cincinnati Blanket Agreement for Advances and Security Agreement, dated July 22, 1996 (incorporated by reference to Exhibit 10.e to the Registration Statement on form SB-2 filed by the registrant on March 20, 1998, Commission File No. 333- 48387)

**       10.f     Lease Agreement by and between Great Lakes Bank and
                  Collinwood Properties Co., LLC dated September 16, 1998, for the 28500 Chardon Road branch (Willoughby Hills, Ohio)

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

**       10.g     Employment Agreement of Betty L. Kimbrew
**       21       Subsidiaries of GLB Bancorp, Inc.
*        23.1     Consent of PricewaterhouseCoopers LLP (relating to the audited financial statements of Maple Leaf Financial, Inc.)

*        23.2     Consent of KPMG LLP (relating to the audited financial statements of the Registrant)


         23.3     Consent of Grady & Associates (included in Exhibit 5)
         23.4     Consent of Ulmer & Berne LLP (included in Exhibit 8)
*        23.5     Consent of Tucker Anthony Incorporated
**       24       Power of Attorney
*        99.1     Form of Proxy
**       99.2     Shareholder Voting Agreement dated as of November 24, 1998
**       99.3     Consent of Betty L. Kimbrew to being named a Director of GLB Bancorp, Inc.
**       99.4     Consent of Howard Amster to being named a Director of GLB Bancorp, Inc.

---------------------------
*        Filed herewith
**       Previously filed